As confidentially submitted to the Securities and Exchange Commission on June 25, 2020 as Amendment No. 1 to the draft registration statement dated May 6, 2020.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPINAL ELEMENTS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	38-3994502
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employee Identification Number)

3115 Melrose Drive, Suite 200

Carlsbad, CA 92010

(877) 774-6255

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jason Blain

President and Chief Executive Officer

3115 Melrose Drive, Suite 200

Carlsbad, CA 92010

(877) 774-6255

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Craig E. Marcus, Esq. Michael S. Pilo, Esq. Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	John H. Chory, Esq. Ian D. Schuman, Esq. Jason C. Ewart, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller Reporting Company	☐
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)(4)
Common Stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(4)	To be paid in connection with the initial public filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the provisions of Section 71003 of the Fixing America’s Surface Transportation Act and related Staff policy as outlined in Compliance and Disclosure Interpretation 101.04, we are omitting interim financial information for the quarterly period ended March 31, 2020 because we reasonably believe that such quarterly financial information will not be required to be presented separately at the time of the contemplated offering. We will update our financial statements and corresponding financial information to comply with Rule 3-12 of Regulation S-X in a subsequent filing closer to the time of our contemplated offering.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 25, 2020

Preliminary Prospectus

             Shares

Common Stock

This is the initial public offering of shares of common stock of Spinal Elements Holdings, Inc.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price per share will be between $                 and $                . We intend to apply to list our common stock on                  under the symbol “                .”

We have granted the underwriters a 30-day option to purchase up to                  additional shares from us at the initial public offering price, less the underwriting discounts and commissions.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

After the completion of this offering, certain investment funds affiliated with Kohlberg & Co., L.L.C. will hold shares of our common stock representing a majority of the voting power for the election of our directors. As a result, we will be a “controlled company” under the corporate governance standards of              . See “Management—Status as a Controlled Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to us (before expenses)
Per share		$	$
Total		$	$

(1)	See “Underwriting” for additional disclosure regarding underwriting discounts, commissions and estimated offering expenses.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2020.

Credit Suisse	Baird	Stifel

The date of this prospectus is                 , 2020.

Until                , 2020 (25 days after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

You should rely only on the information contained in this document or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Regardless of the time of delivery of this prospectus or of any sale of shares of our common stock, the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States (the “U.S.”). You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the U.S.

Trademarks

Unless the context indicates otherwise, as used in this prospectus, the terms “Spinal Elements,” “Karma Fixation System,” “Katana Lateral Access System,” “Lucent XP Expandable Interbody Device System,” “OmegaLIF Posterior Oblique Access and Interbody Device Implant System,” “Sapphire X Anterior Cervical Plate System,” “TeleGraft Bone Graft Delivery System” and other formative trademarks, as well as other trademarks, trade names or service marks of Spinal Elements Holdings, Inc. or Spinal Elements, Inc. appearing

i

in this prospectus, are the property of Spinal Elements Holdings, Inc. or Spinal Elements, Inc., respectively. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. Solely for convenience, trade names, trademarks and service marks referred to in this prospectus appear without the ® and TM symbols, but those references are not intended to indicate, in any way, that we or the applicable owner will not assert, to the fullest extent under applicable law, our or its rights to these trade names, trademarks and service marks. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Market and Industry Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties, including iData Research, Inc. (“iData Research”), Curvo Labs, LLC (“Curvo Labs”) and Millennium Research Group, Inc. (“Millennium Research Group”). We have not commissioned any of the third-party data that we cite in this prospectus. Specifically, iData Research and Millennium Research Group permitted us to reprint their data from their industry reports and Curvo Labs permitted us to reprint its data from Orthopedic News Network in this prospectus. None of iData Research, Curvo Labs or Millennium Research Group guarantees the performance of any company about which they collect and provide data, including ours. Nothing in the data provided by iData Research, Curvo Labs or Millennium Research Group should be construed as advice. Further, Millennium Research Group makes no representation or warranty as to the accuracy or completeness of the data included in this prospectus and neither has nor accepts liability of any kind, whether in contract, tort, including negligence, or otherwise, to any third party arising from or related to use of the data. While we have no reason to believe any such information is incorrect and we are in any case responsible for the contents of this prospectus, Millennium Research Group asserts that any use of the data, or any reliance on the data, or decisions made based on the data, are your and our sole responsibilities and in no way shall any data amount to any form of prediction of future events or circumstances and no such reliance may be inferred or implied. Millennium Research Group asserts copyright protection over the use of its data and reserves all rights with respect to its use. Its data has been reprinted in this prospectus with Millennium Research Group’s permission and the reproduction, distribution, transmission or publication of its data is prohibited without its consent. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

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PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before making an investment in our common stock, you should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Spinal Elements Holdings, Inc.,” “the Company,” “our Company,” “we,” “us” and “our” refer to Spinal Elements Holdings, Inc. together with its subsidiaries. All information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares of our common stock, unless otherwise noted.

Overview

We are a medical device company focused on the design, development and commercialization of a comprehensive portfolio of systems, products and technologies for spine surgery procedures, with a strategic focus on minimally invasive surgery (“MIS”) procedures. We are an innovation-driven company with a track-record of delivering pioneering and differentiated products and technologies. Our product portfolio addresses a broad spectrum of spine surgery procedures and consists of innovative spinal fixation systems (implantable hardware systems that are mechanically attached to the spine and provide stability), interbody implants (devices implanted between the vertebral bodies of the spine), surgical instruments (instruments used to prepare the spine and implant our devices) and biologics (allograft or synthetic biomaterials intended to augment or replace the normal capacity of such tissue in the body). We offer a comprehensive product portfolio that can address approximately 95% of the spine surgery procedures performed worldwide in 2018 and our systems, products and technologies cover a wide variety of spine disorders, including degenerative conditions, deformities and trauma. We expect to continue to complement our existing product portfolio with new product offerings based on innovative technologies. We believe our comprehensive product portfolio has the potential to enhance the way surgeons operate and to disrupt the spine surgery market.

The majority of our product portfolio and all of our current pipeline technologies are developed for MIS procedures. MIS procedures generally address similar clinical conditions as open surgery procedures, but with reduced trauma to the muscles and soft tissues, less blood loss, smaller incisions, shorter procedure time, reduced hospitalization, lower post-operative medication use, faster patient recovery and other benefits for patients and surgeons.

We believe our novel technologies are a leap forward in MIS access systems and implantable devices. Our transformative suite of MIS technologies, branded MIS Ultra, is designed to enable minimal surgical disruption to the patient’s healthy anatomy and to improve surgeon workflow in a manner that is logical and reproducible. We believe that benefits of our MIS Ultra technologies include a reduced need for intra-operative x-rays and reduced risk of nerve injury by requiring fewer passes by neural structures during surgical access, as compared to conventional options. Additionally, based on findings from biomechanical and preclinical laboratory studies, our technologies may result in improved biomechanical load sharing and an improved balance of materials and surfaces that take advantage of the patient’s anatomical environment and minimize interference with post-surgical evaluation. For example, our radiolucent Karma Fixation System demonstrated a construct stiffness lower than that observed for a pedicle screw system when tested in side-by-side biomechanical testing.

We designate each of the products in our product portfolio as either a “Featured Product” or a “Certain Legacy Product.” We began using these designations in 2018 as part of the integration process stemming from our combination with Amendia, Inc. Featured Products are our leading products and systems, as well as any future products and systems we commercialize, in which we are or have been actively marketing and investing since 2018. Investments in Featured Products include, but are not limited to, investments in (i) additional instrument sets, (ii) research and development of system improvements and line extensions, (iii) commercial, marketing and branding campaigns and (iv) real-world analysis and clinical studies. Certain Legacy Products are products and systems that we continue to sell, but have not actively invested in, other than production costs, since 2018.

All of the products in our product portfolio that feature our MIS Ultra technology are designated as Featured Products. Our key systems that feature MIS Ultra technologies include:

•

Karma Fixation System—unique, metal-free posterior fixation device that is less rigid and rests well under the patient’s musculature while still stabilizing the spine and requiring only a limited number of surgical instruments, with an estimated addressable U.S. market in excess of $2.7 billion in 2019;

•

Katana Lateral Access System—a retractor and access system for minimally invasive surgery that offers a novel approach by allowing surgeons to gain lateral access in fewer steps and that is designed to prevent damage to neural structures and reduce patient’s post-operative pain;

•

Lucent XP Expandable Interbody Device System—made from polyetheretherketone (“PEEK”), a high-performance polymer, and covered with our proprietary Ti-Bond titanium porous coating, that provides support for up to three millimeters of vertical expansion and up to 15 degrees of curvature while requiring simple instrumentation and implantation procedure that is designed to restore height and balance of the spine as well as to create stability;

•

OmegaLIF Posterior Oblique Access and Interbody Device Implant System—allows for minimally invasive single position interbody fusion and posterior fixation while requiring simple instrumentation and designed to enable efficient surgical flow and limit blood loss;

•

Sapphire X Anterior Cervical Plate System (which we anticipate commercially launching in the second half of 2020)—a cervical plate and interbody delivery system that allows for a smaller incision and operative corridor while still providing for a safe, accurate and reproducible procedure; and

•

TeleGraft Bone Graft Delivery System (a version of which is being evaluated in early-stage clinical preference and usability testing with the expectation of commercially launching an improved version of this system in late 2020)—results in a precise and reproducible placement of bone graft material.

Additionally, a significant portion of our product portfolio features our proprietary Ti-Bond technology. Ti-Bond is a titanium porous coating applied to products to create a favorable environment for bone healing during fusion. The randomly structured porous titanium and increased surface area of Ti-Bond are designed to create an ideal bone apposing surface for peri-implant bone growth while stimulating the proliferation of osteoblasts, which are the building blocks of bone formation. In addition, Ti-Bond features differentiated characteristics, such as scratch fit, that have been demonstrated to reduce migration and therefore may enhance long-term fixation. A 2015 animal study comparing Ti-Bond-coated PEEK to non-coated PEEK demonstrated Ti-Bond’s improved bone-implant interface strength at four weeks with continued improvement at 12 weeks. All of the products in our product portfolio that feature our Ti-Bond technology are designated as Featured Products.

Our culture of innovation has enabled us to design, develop and commercialize 15 systems representing over 850 products and biologics since the beginning of 2016 that feature our MIS Ultra, Ti-Bond or other differentiated technologies. We plan to continue expanding our portfolio with systems and products that feature our disruptive technologies. In addition to systems and products that feature our MIS Ultra or Ti-Bond technologies, our comprehensive product portfolio includes well-established, innovative hardware products, including cervical and thoracolumbar spinal implant devices and fixation systems, surgical instruments (which are typically loaned to the surgeon or hospital, as applicable, and are generally necessary to perform procedures using our products) and biologics, each of which are designed to promote healing and recovery.

We intend to remain at the forefront of spine surgery solutions through our focus on innovation, research and development and technology pipeline expansion capabilities. Our forthcoming launches of disruptive and next generation technologies are expected to include the TeleGraft Bone Graft Delivery System, Sapphire X Anterior Cervical Plate System, Lucent XP Curved Expandable Interbody Device System, 3D printed interbody devices, Dimension MIS TLIF Retractor and the next generation of our OmegaLIF Posterior Oblique Access and Interbody Device Implant System, subject to obtaining the requisite regulatory clearances from the FDA, as applicable.

Market Opportunity

According to iData Research, the estimated size of the global spine surgery market was approximately $17.6 billion in 2018 and is expected to grow to $22.5 billion by 2024. Currently, we primarily serve the U.S. spine surgery market, which was estimated to be approximately $10.0 billion in 2018, with a strategic focus on addressing the MIS segment, one of the fastest growing spine surgery segments of the overall spine surgery market. For example, our proprietary Katana Lateral Access System serves the MIS LLIF U.S. market, which is expected to grow at an average annual rate of 11.6% from 2018 through 2024 according to research completed by healthcare consultancy firm, Millennium Research Group. Moreover, our recently introduced proprietary Karma Fixation System, which has been cleared to address a wide range of thoracolumbar procedures, will serve a market we estimate to be in excess of $2.7 billion in the U.S. in 2019.

We believe we are well-positioned to grow faster than the underlying spine surgery market. Spine-focused companies like us have taken significant market share in the spine surgery market from larger, more diversified orthopedic companies, in part by prioritizing innovation and new product development. According to Orthopedic News Network, market share for the top five spine companies declined from 87% in 2004 to 58% in 2018, driven partially by share gains from smaller, innovative spine-focused companies. In addition, as the spine surgery market and spine surgery procedures evolve, we expect that certain industry dynamics will continue to benefit us, including a focus on minimizing use of pain medications, improved technologies leading to increased use of spinal fusion procedures, favorable patient demographics, disruptive technologies driving earlier interventions and creating an expanded patient base and shift to ambulatory surgery centers. We believe we are well-positioned to take advantage of these industry dynamics with our differentiated technologies.

Our commercial sales organization and relationships with surgeons and key opinion leaders have also been instrumental to our ability to capitalize on these industry dynamics. Our sales management team maintains relationships with a network of over 200 independent distributors and over 400 surgeons across more than 500 hospitals and ambulatory surgery centers.

We generated total revenue of $95.9 million and $90.8 million in the years ended December 31, 2019 and 2018, respectively, representing a growth rate of 5.7%. Additionally, we generated revenue from our Featured Products of $83.0 million and $71.4 million in the years ended December 31, 2019 and 2018, respectively, representing a growth rate of 16.2%. For additional details regarding our product revenue by product category, see “Business—Our Technology Portfolio.”

Our Competitive Strengths

Our executive team has extensive experience in the spine industry, which, coupled with the following competitive strengths, has been instrumental in our success thus far and we believe will continue to be so in the future:

•

Comprehensive proprietary product portfolio led by disruptive and differentiated technologies. We have achieved significant commercial success with our established product portfolio as well as with recent launches of innovative technologies that are disruptive and differentiated. For example, our proprietary MIS Ultra technologies have been designed to provide significant advantages to surgeons and patients when compared to other traditional fusion and fixation products, including reduced trauma to muscles and soft tissues, less blood loss, shorter procedure time, reduced hospitalization and faster patient recovery.

•

Culture of innovation promotes consistent development and commercialization of disruptive technologies. We have an established culture of innovation that has enabled us to design, develop and commercialize 15 systems representing more than 850 products and biologics since 2016. In 2019, products launched in the prior three years represented 20.2% of total revenue for the year ended December 31, 2019. We have consistently strengthened our pipeline with novel systems and products and disruptive technologies that appeal to the evolving needs of the markets we serve. We work closely with thought-leading surgeons and scientific advisors throughout the development process to refine our systems and products and in doing so seek to ensure they are addressing patients’ and surgeons’ needs appropriately.

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MIS focused, which serves one of the fastest growing segments of the spine surgery market. Our Company is largely focused on the MIS segment of the overall spine surgery market. Within MIS, we have innovated our offerings with the MIS Ultra branded products, which have the potential to further disrupt the MIS segment. The MIS segment is one of the fastest growing spine surgery segments and is expected to take market share over time. Our differentiated MIS Ultra technologies are designed to enhance spine surgery procedures and patient outcomes by reducing trauma to the muscles and soft tissues, which can result in reduced blood loss as well as allow for smaller incisions, shorter procedure time, reduced hospitalization and faster patient recovery as compared to conventional options. Further, we believe our MIS Ultra technologies reduce the need for intra-operative x-rays, through a design that allows for fewer passes by neural structures. Additionally, based on findings from biomechanical and preclinical laboratory studies, our technologies may offer improved biomechanical load-sharing, and improve the balance of materials and surfaces that take advantage of the patient’s anatomical environment and minimize interference with post-surgical evaluation.

•

Focus on products that are well-suited for ambulatory surgery centers. Our differentiated technologies benefit from the shift towards spine surgery procedures being performed at ambulatory surgery centers. Furthermore, MIS procedures are preferred spine surgery procedures in the ambulatory surgery center setting. According to a Bain & Company report published in 2019, approximately 10% of all spine surgery procedures performed in 2018 in the U.S. were performed in ambulatory surgery centers, and by the mid-2020s, approximately 30% of all spine surgery procedures in the U.S. are expected to be performed in ambulatory surgery centers. We are well-positioned to take advantage of these trends with our MIS Ultra technologies. MIS Ultra technologies improve surgical workflow and entail fewer and smaller instruments. They also allow surgeons to be less dependent on navigation tools and robotics, which require significant investment and have limited availability in ambulatory surgery centers. These factors give our MIS Ultra technologies a competitive edge in the ambulatory surgery center setting.

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Our product portfolio is supported by a robust IP portfolio. Our comprehensive product portfolio and innovative product pipeline are supported by extensive intellectual property, both in the U.S. and select markets across the world. As of April 10, 2020, we had approximately 307 issued patents and 48 pending patents in the U.S. and approximately 90 issued patents and 53 pending patents in other parts of the world.

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Outsourced manufacturing and independent distribution allow us to scale and innovate with lower fixed costs. We operate our manufacturing process under an asset-light business model by outsourcing the production of our products, instruments and biologics. This allows us to focus our resources on innovation and efficiently scale our business with new disruptive technologies, without incurring fixed manufacturing costs. We work closely with our manufacturing partners to monitor the quality and safety of our products and to anticipate and meet the requirements of our customers. For our commercialization efforts, we operate through a combination of a sales management team and sales specialists and a network of independent distributors, which allows us to cover a broad geographic footprint with modest fixed sales and marketing expenses. We believe that the combination of outsourced manufacturing and an independent distribution network allows us to focus our efforts and resources on our core areas of expertise—namely the design, development and commercialization of our differentiated products and disruptive technologies—with the ability to access and serve customers throughout our marketplace.

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Seasoned management team with extensive leadership experience in the spine industry. Our leadership team has extensive experience in the spine industry with over 100 years of collective industry experience. As of December 31, 2019, we had approximately 120 employees. Our approach with people is similar to our product strategy—we prioritize having a lean structure, adding employees only when necessary. We emphasize having a strong and knowledgeable team with a passion for innovation. We encourage all employees to attend our training programs, including our proprietary Spine IQ Core Education program, where sessions cover spine surgery terminology and basic spine anatomy.

Our Strategy

Our Company and employees have defined objectives that allow us to deliver an innovative and broad suite of systems, products and technologies to surgeons and patients. We believe the execution of the below strategies will allow us to continue growing and strengthening our business:

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Leverage disruptive technologies to continue attracting leading surgeons. We prioritize relationships with surgeons, both in the development and deployment of our products. We continuously gather feedback from surgeons on our current product offerings and product pipeline to accelerate the pace of innovation and strengthen our presence in a competitive spine surgery market. We believe that surgeons are attracted to our products and pipeline because they have the potential to meaningfully improve surgical workflow and benefit their patients.

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Continue to provide a comprehensive and innovative product portfolio to serve surgeon and patient needs. Our comprehensive product portfolio consists of well-established, innovative hardware products and biologics which promote healing and recovery. Given our broad suite of systems, products and technologies, we believe we can maximize revenue by capturing a large portion of surgeons’ product needs through cross-selling. Additionally, we believe that our new and disruptive technologies will generate surgeon interest, which will in turn drive demand for our other products as surgeons and healthcare providers tend to prefer having fewer, but more comprehensive, suppliers.

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Drive product innovation through new product development and further enhancements to existing Featured Products. We have a proven history of designing, developing and commercializing new technologies in the spine surgery market. For over 15 years, we have focused on developing products and technologies with advanced design and using high-performance materials, expanding our product portfolio through the addition of the right products and supporting our organization and infrastructure. Throughout that time, we have had a ‘first to market’ culture, demonstrated by our ability to innovate and launch novel products and disruptive technologies, such as using PEEK as a material for interbody systems and applying our proprietary Ti-Bond titanium porous coating onto PEEK interbody devices. We believe we are the first company to receive FDA clearance for an interbody device as well as the first to launch a stand-alone cervical device, Mosaic. Additionally, we are focused on increasing the penetration of our recently launched systems and products, while continuing to work on new product innovation and enhancing our existing technologies. We intend to continue surrounding our core differentiated technologies with supportive adjacent products and services to provide a complete suite of systems, products and technologies.

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Collect real-world clinical evidence to support our innovative technologies. We are planning to gather real-world clinical evidence to support further adoption of our differentiated technologies. We plan to share such data analyses through scientific publications and presentations to the spine surgery medical community. This will bring increased awareness of our products and technologies, which we believe will ultimately attract more surgeon and patient interest. We have already conducted comprehensive biomechanical testing for the Karma Fixation System, which we plan to supplement with multiple studies on its clinical performance. We plan to conduct studies on the Katana Lateral Access System focused on surgical efficiency and post-operative pain. We believe such studies will result in increased penetration of our products among the surgeon community.

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Continue to deepen surgeon partnerships through education, training and collaboration programs. We focus on further strengthening our relationships with thought-leading surgeons and scientific advisors through education, training and collaborations. We believe that our strong relationships with thought-leading surgeons and scientific advisors have helped, and will continue to help, us adopt and promote our products and technologies. We also invest extensively in surgeon education and training programs that allow surgeons to stay up-to-date with current surgical techniques and enhance their skillset. In cultivating relationships with new surgeons, we encourage their attendance at our cadaver labs, where they can gain hands-on experience with our products after preliminary education. Through our relationships with surgeons, we are also able to offer them an opportunity to collaborate in our product development process. We encourage their feedback throughout our education and training sessions. During the year ended December 31, 2019, we sponsored approximately 41 programs with over 70 surgeons, fellows and residents participating.

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Grow our commercial footprint and continue to improve productivity while strengthening independent distributor relationships. Our sales management team and sales specialists support commercial efforts in the U.S. through a network of independent distributors. We ensure that our sales management team, which has a strong command of our technologies, shares their expertise with our distributor representatives. We focus on developing this knowledge base to enhance our relationships with surgeons, hospitals and other healthcare organizations and to help us appropriately manage and address their needs and requirements. We plan to expand our sales management and sales specialist teams as needed in order to continue growing in the U.S. and to support our planned expansion outside of the U.S. We are continuously improving the productivity of our sales management and sales specialist teams by delineating their responsibilities and designing appropriate incentive structures. Our sales management team members are assigned specific regions and tasked with driving business alongside independent distributors which fall within their region. Their performance evaluation is tied to quantifiable metrics including monthly, quarterly, and annual sales quotas with a portion of their compensation tied to revenue performance. We have recently increased our focus on expanding our independent distributor and surgeon networks to support our growth initiatives.

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Expand our international presence. We currently sell some of our products internationally, primarily in Mexico, Brazil and Australia. While maintaining our strong presence in the U.S., we plan to further expand our global independent distribution network. We have begun initiating registrations of our products in multiple international geographies, focusing on key markets where we plan to expand.

Our Sponsor

Kohlberg & Co., L.L.C. (“Kohlberg”) is a New York-based private equity firm founded in 1987. Kohlberg has over thirty years of experience partnering with management teams to execute transformational strategies enabling middle market companies to enhance business efficiency, breadth, growth and scale. Kohlberg has raised eight private equity funds since inception, totaling approximately $7.5 billion in aggregate commitments, and has successfully completed 80 platform investments and more than 190 add-on acquisitions. Prior to the completion of this offering and after giving effect to the recapitalization, certain investment funds affiliated with Kohlberg (the “Kohlberg Funds”) will beneficially own approximately         % of the outstanding shares of our

common stock. After the completion of this offering, assuming we sell the number of shares of our common stock set forth on the cover page of this prospectus and after giving effect to the recapitalization described elsewhere in this prospectus, the Kohlberg Funds will beneficially own approximately         % of the outstanding shares of our common stock (or approximately         % of the outstanding shares of our common stock if the underwriters exercise their option to purchase additional shares in full). As a result, we will be a “controlled company” under the corporate governance standards of             , and the Kohlberg Funds will have the ability to control all major corporate decisions. See “Management—Status as a Controlled Company” and “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Because the Kohlberg Funds will beneficially own a significant percentage of our common stock, they will have the ability to control all major corporate decisions and their interests may conflict with your interests as an owner of our common stock and those of the company.” Additionally, certain of our indebtedness that will be repaid in connection with this offering is guaranteed by an affiliate of Kohlberg. Three of our directors, Messrs. Anderson, Frieder and Woodward, are partners of Kohlberg. See “Management—Non-Employee Directors.”

Risks Related to Our Business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section of this prospectus entitled “Risk Factors,” immediately following this prospectus summary. These risks include the following, among others:

•	We have incurred losses in the past, expect to incur losses in the future and may be unable to achieve or sustain profitability in the future.

•

We may be unable to generate sufficient revenue from the sales of our products to achieve and sustain profitability and our financial condition raises substantial doubt as to our ability to continue as a going concern.

•

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, our stock price and ability to access the capital markets in the future.

•	We might need to raise additional capital in the future to fund our existing commercial operations, develop and commercialize new products and technologies and expand our operations.

•

Our indebtedness could adversely affect our financial condition. As of December 31, 2019, we had total long-term debt of $144.4 million, which has been under a forbearance agreement since July 2018. We intend to consummate a debt refinancing in connection with this offering, but there can be no assurances that the final terms of the debt refinancing will be favorable to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Refinancing of First Lien Credit Facilities and Second Lien Notes” and “Description of Certain Indebtedness.”

•

We operate in a very competitive business environment and if we are unable to compete successfully against our existing or potential competitors, our business, financial condition and results of operations may be adversely affected.

•

Our long-term growth depends on our ability to market, sell and improve our existing products and technologies, commercialize our existing products and products in development and develop new products and technologies through our research and development efforts, and if we fail to do so, we may not be able to increase our market share in the spine surgery market.

•

The ongoing global outbreak of COVID-19 has adversely affected, and may continue to adversely affect, our business, financial condition and results of operations. Specifically, the COVID-19 outbreak has resulted in patients delaying or foregoing non-urgent spine surgery procedures either by choice or by government mandate, which has had a significant impact on our operations in the form of a decrease in revenue and cash flows.

•

We may be unable to successfully demonstrate to surgeons or key opinion leaders the merits of our products and technologies compared to those of our competitors, which may make it difficult to establish our products and technologies as a standard of care and achieve market acceptance.

•	If we are unable to persuade hospitals, ambulatory surgery centers and other healthcare facilities to approve the use of our products, our sales may decrease.

•	If the quality of our products and technologies does not meet the expectations of surgeons or patients, then our brand and reputation could suffer and our business could be adversely impacted.

•

We lack published long-term data supporting superior clinical outcomes enabled by our products or technologies, which could negatively impact our sales, and we may not generate sufficient revenue to achieve and sustain profitability.

•

Industry trends have resulted in increased downward pricing pressure on medical services and products, which may affect our ability to sell our products at prices necessary to support our current business strategy.

•

If the coverage and reimbursements for procedures using our products are inadequate or if payments are denied altogether, adoption and use of our products and the prices paid for our products may decline, which could have a material adverse effect on our business, financial condition or results of operations.

•	The size and future growth in the market for our products and technologies has not been established with precision and may be smaller than we estimate, possibly materially.

•

We rely on a network of distributors to market, sell and distribute our products, and if we are unable to maintain and expand our network of independent distributors, we may be unable to generate anticipated sales.

•

We are dependent on a limited number of third-party suppliers, some of them single-source and some of them in single locations, for most of our products and components, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials in a timely and cost-effective manner, could have a material adverse effect on our business, financial condition and results of operations.

•

We rely on third-party contract manufacturers to machine and assemble our products, and a loss or degradation in performance of these contract manufacturers could have a material adverse effect on our business, financial condition and results of operations.

•

Our products and operations are subject to extensive government regulation and oversight both in the U.S. and abroad, and our failure to comply with applicable requirements could have a material adverse effect on our business, financial condition or results of operations.

•

We may not receive the necessary regulatory clearances or approvals for our future products, and failure to timely obtain necessary regulatory clearances or approvals for our future products would adversely affect our ability to grow our business.

•

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” (an “EGC”) as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As an EGC, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions until we are no longer an EGC. We will cease to be an EGC on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the last day of the fiscal year in which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission (the “SEC”). We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Status as a Controlled Company

After the completion of this offering, assuming we sell the number of shares of our common stock set forth on the cover page of this prospectus and after giving effect to the recapitalization, the Kohlberg Funds will beneficially own approximately         % of the outstanding shares of our common stock (or approximately         % of the outstanding shares of our common stock if the underwriters exercise their option to purchase additional shares in full). As a result, the Kohlberg Funds will hold shares of our common stock representing a majority of the voting power for the election of our directors and we will be a “controlled company” under the corporate governance standards of                 . As a controlled company, exemptions under                  standards will exempt us from certain                  corporate governance requirements, including the requirements that (i) a majority of our board of directors consists of “independent directors,” as defined under              rules; (ii) that the compensation of our executive officers be determined, or recommended to the board of directors for determination, by majority vote of the independent directors or by a compensation committee comprised solely of independent directors; and (iii) that director nominees be selected, or recommended to the board of directors for selection, by majority vote of the independent directors or by a nominating and corporate governance committee comprised solely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of                  corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the                  corporate governance standards. See “Management—Status as a Controlled Company.”

Corporate Background and Information

Spinal Elements Holdings, Inc., previously known as KAMD Holdings, Inc., was incorporated by Kohlberg in March 2016 in Delaware for the purpose of acquiring Amendia, Inc. (“Amendia”), a Georgia-based medical device company focused on spine surgery procedures. Subsequently, Spinal Elements Holdings, Inc., in 2017, through Amendia, acquired Spinal Elements, Inc. (“Original Spinal Elements”). We refer to the acquisition of Amendia as the “Initial Acquisition” and to the acquisition of Original Spinal Elements and the associated integration of the companies as the “Combination.” The Initial Acquisition was financed with the proceeds from the term loan and the Second Lien Notes (as defined herein) and the Combination was financed with the proceeds from the issuance of Series B preferred stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Existing Indebtedness—First Lien Credit Facilities” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Existing Indebtedness—Second Lien Notes” for more information about our existing indebtedness.

Following the Combination, we adopted the Original Spinal Elements corporate identity, branding and management team. Original Spinal Elements was founded in Carlsbad, California as Quantum Orthopedics in November 2003 by an executive team that included Jason Blain, our President and Chief Executive Officer, and Steve McGowan, our Chief Financial Officer. In 2006, it changed its name to “Spinal Elements, Inc.” to reflect its focus on spine surgery technologies and began commercializing its products under the Spinal Elements brand. Over the next decade, Original Spinal Elements developed, launched and commercialized multiple systems, including the Sapphire Anterior Cervical Plate System, the Mercury Classic Spinal System, the Mercury MIS Spinal System and the Magnum+ Stand-Alone No Profile ALIF System, which it had continually complemented with a robust pipeline of innovative products. Additionally, in parallel with the commercialization of these systems, it advanced a number of disruptive technologies that remain part of our product portfolio today.

The Combination allowed us to have a larger footprint and broader product portfolio, including the OmegaLIF Posterior Oblique Access and Interbody Device Implant System and the Overwatch Spine System, which all originated from Amendia and were integrated into our product portfolio following the Combination, as well as a more complete biologics portfolio, and resulted in our ability to offer a more complete suite of systems, products and technologies to surgeons and patients. Further, since the Combination, we have ramped up the design, development and commercialization of our product portfolio. We have introduced and launched multiple new systems, products and technologies, including the Karma Fixation System, the Katana Lateral Access System, the Overwatch Spine System, the Lucent XP Expandable Interbody Device System, the Ceres Cervical Plate System and the Clutch ISP Posterior Fixation System. The integration of Original Spinal Elements and Amendia, which included merging and consolidating the two sets of product portfolios, integrating customer relationships into a cohesive commercial strategy, and centralizing corporate functions and operations into our Carlsbad headquarters was substantially completed in the first half of 2019.

In June 2019, in connection with an internal reorganization and the finalization of the Combination, we sold all real and personal property, other than certain products and equipment, from Amendia’s manufacturing facility located in Marietta, Georgia (the “Marietta Facility”), and outsourced all products that were manufactured at that facility to third-party manufacturers. Additionally, after completing the internal reorganization and the Combination, effective December 31, 2019, we converted Amendia from a Georgia corporation to a Delaware corporation and merged Original Spinal Elements with and into Amendia, with Amendia remaining as the surviving company, which was renamed “Spinal Elements, Inc.”

Our principal executive offices are located at 3115 Melrose Drive, Suite 200, Carlsbad, California 92010 and our telephone number is (877) 774-6255. Our website address is http://www.spinalelements.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus. We have included our website address as an inactive textual reference only.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares of our common stock in full).

Option to purchase additional shares of common stock	We have granted to the underwriters a 30-day option to purchase up to additional shares from us at the initial public offering price, less the underwriting discounts and commissions.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares of our common stock in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering, together with the net proceeds from our $ million of term loan borrowings under our new senior secured credit facilities, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Refinancing of First Lien Credit Facilities and Second Lien Notes,” and available cash to (i) repay approximately $ million of our indebtedness, representing all amounts outstanding under the First Lien Credit Facilities (as defined herein) and the Second Lien Notes (as defined herein) as of , 2020, (ii) redeem, at a redemption price of approximately $ million in the aggregate, all outstanding shares of Series A preferred stock, (iii) repay approximately $ million, representing all amounts outstanding under Series A Notes (as defined herein) and Series C Notes (as defined herein) as of , 2020, and (iv) use any remaining net proceeds for working capital and for general corporate purposes.

As of December 31, 2019, there was approximately $112.8 million in aggregate principal amount of debt outstanding under the First Lien Credit Facilities, consisting of (i) approximately $65.7 million outstanding under the Term Loan (as defined herein), bearing interest at rates ranging from 7.1% to 8.8% and having a maturity date of April 13, 2023, (ii) approximately $21.5 million outstanding under the Revolving Credit Facility (as defined herein), bearing interest at rates ranging from 7.1% to 8.8% and having a maturity date of April 13, 2022 and (iii) approximately $25.7 million outstanding under the LIFO Revolving Facility (as defined herein), bearing interest at rates ranging from 6.9% to 8.8% and having a maturity date of December 31, 2021. As of December 31, 2019, there was also (i) approximately $25.5 million of debt outstanding under the Second Lien Notes, bearing interest at a rate of 12.4% and having a maturity date of October 31, 2023, (ii) approximately $6.9 million of debt outstanding under Series A Notes, bearing interest at a rate of 12% and having a maturity date of March 5, 2025 and (iii) approximately $0.4 million of debt outstanding under Series C Notes, bearing interest at a rate of 12% and having a maturity date of March 5, 2025. For additional information regarding the First Lien Credit Facilities, the Second Lien Notes, the Series A Notes and the Series C Notes, see “Description of Certain Indebtedness.”

For more information, including information about our indebtedness that will remain outstanding following this offering, see “Use of Proceeds,” “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Dividend policy	We do not currently intend to pay any cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Controlled company	After the completion of this offering, the Kohlberg Funds will hold shares of our common stock representing a majority of the voting power for the election of our directors. As a result, we will be a “controlled company” under the corporate governance standards of . See “Management—Status as a Controlled Company.”

Risk factors	You should read the section entitled “Risk Factors” beginning on page 16 and the other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

symbol	“ ”

The number of shares of our common stock to be outstanding after this offering set forth above is based on                  shares outstanding as of                     , 2020, and does not reflect:

•

             shares of our common stock issuable upon the exercise of stock options under our Amended and Restated 2016 Equity Incentive Plan (the “2016 Plan”) at a weighted average exercise price of $             per share; and

•	shares of our common stock issued or reserved for future issuance under the omnibus equity plan we intend to adopt that will go into effect immediately prior to this offering (the “2020 Plan”).

Except as otherwise indicated, all information in this prospectus:

•	gives effect to the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to this offering;

•	gives effect to a 1-for- reverse split of our common stock effected on , 2020;

•	assumes no exercise of the outstanding options described above; and

•	assumes no exercise by the underwriters of their option to purchase additional shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and the related notes included elsewhere in this prospectus.

The summary consolidated statements of operations data for the years ended December 31, 2019 and 2018 and the summary consolidated balance sheet data as of December 31, 2019 are derived from our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any period in the future.

	Year Ended December 31,
(in thousands, except share and per share data)	2019		2018
Consolidated statements of operations data:
Revenue		$95,916		$90,752
Cost of goods sold		32,801		32,159

Gross profit		63,115		58,593
Operating expenses:
Selling, general and administrative		85,320		81,068
Research and development		6,014		6,961
Loss/(gain) on disposal of assets		1,993		(66)
Loss on impairment of goodwill		—		6,611

Total operating expenses		93,327		94,574

Loss from operations		(30,212)		(35,981)
Interest expense		(12,585)		(10,453)
Other income, net		27		54

Loss before income taxes		(42,770)		(46,380)
Income tax expense (benefit)		70		(550)

Net loss		(42,840)		(45,830)
Cumulative dividends earned on redeemable convertible preferred stock		(8,580)		(7,631)

Net loss attributable to common stockholders		$(51,420)		$(53,461)

Net loss per share, basic and diluted		$(0.60)		(0.61)
Weighted-average shares used to compute basic and diluted net loss per share		86,354,918		87,339,197
Pro forma net loss per share, basic and diluted (unaudited)(1)	$		$
Pro forma weighted-average shares used to compute basic and diluted pro forma net loss per share (unaudited)(1)

	As of December 31, 2019
(in thousands)	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
Consolidated balance sheet data:
Cash and cash equivalents	$1,134	$	$
Working capital(4)	22,762
Total assets	105,921
Total long-term debt	144,353
Total liabilities	170,037
Series A preferred stock	2,561
Series B preferred stock	55,011
Accumulated deficit	(211,636)
Total stockholders’ deficit	(121,688)

(1)

See Note 15 of our consolidated financial statements included elsewhere in this prospectus for the method used to calculate pro forma net loss per common share, basic and diluted, and pro forma weighted-average shares used to compute basic and diluted pro forma net loss per share.

(2)

Reflects, on a pro forma basis, the (i) conversion, immediately prior to this offering, of all of our outstanding shares of Series B preferred stock into an aggregate of              shares of our common stock, as if such conversion had occurred on December 31, 2019 and (ii) the redemption of all outstanding shares of our Series A preferred stock in connection with this offering at a redemption price currently estimated to be approximately $            , each as if such conversion transaction had occurred on December 31, 2019. The pro forma amounts do not give effect to the payment in cash of the redemption price of our Series A preferred stock given our intention that such payment occur on the 40th day following the closing of this offering.

(3)

Reflects, on a pro forma as adjusted basis, the pro forma adjustments described in footnote (2) above and (i) the sale of                  shares of our common stock in this offering, assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the application of the net proceeds from this offering as described in the section entitled “Use of Proceeds,” including repayment of the First Lien Credit Facilities and the Second Lien Notes, the payment of the redemption price to the holders of the outstanding shares of Series A preferred stock and the repayment of all amounts outstanding under Series A Notes and Series C Notes and (iii) the debt refinancing. Historical interest expense for the year ended December 31, 2019 related to the total long-term debt that will be repaid in connection with the offering was $12.6 million. As part of our debt refinancing, we intend to enter into $             million new senior secured credit facilities. We expect that interest expense under the new senior secured credit facilities will be approximately $             on an annual basis. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total stockholders’ equity by $             million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of common shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total stockholders’ equity by $             million, assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	We define working capital as current assets less current liabilities. See our consolidated financial statements and the related notes included elsewhere in this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus and before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred losses in the past, expect to incur losses in the future and may be unable to achieve or sustain profitability in the future.

We incurred net losses of $42.8 million and $45.8 million for the years ended December 31, 2019 and 2018, respectively, and expect to continue to incur net losses for the foreseeable future. As a result of ongoing losses, as of December 31, 2019, we had an accumulated deficit of $211.6 million. We expect to continue to incur significant product development, clinical and regulatory, sales and marketing and other expenses. In addition, we expect that our general and administrative expenses will increase following this offering due to the additional costs associated with being a public company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset such expenses. Our revenue may decline or our revenue growth may be constrained for a number of reasons, including reduced demand for our products and services, increased competition or if we cannot capitalize on growth opportunities. We will need to generate significant additional revenue to achieve and sustain profitability and, even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or sustain profitability could negatively impact the value of our common stock.

We may be unable to generate sufficient revenue from the sales of our products to achieve and sustain profitability and our financial condition raises substantial doubt as to our ability to continue as a going concern.

At present, we rely solely on the sales of our products to generate revenue, and we expect to generate substantially all of our revenue in the foreseeable future from sales of these products. Beyond generated revenues, we have primarily funded our operations with proceeds from sales of preferred stock and borrowings under credit agreements. In order to successfully commercialize our products, we will need to continue to expand our sales and marketing efforts to strengthen existing relationships and develop new relationships with distributors and surgeons, obtain regulatory clearances or approvals for our existing products in additional markets, design, develop, obtain regulatory clearances or approvals and commercialize future potential products and achieve and maintain compliance with all applicable regulatory requirements. If we fail to successfully commercialize our products, we may never receive a return on the substantial investments that we have made in product development, sales and marketing, regulatory compliance, quality assurance, as well as further investments we intend to make, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, potential distributors and healthcare facilities, surgeons and other healthcare providers may decide not to purchase our products, or our existing distributors and healthcare facilities, surgeons and other healthcare providers may decide to cancel orders, due to, among other reasons, changes in product offerings, revised research and development plans, adverse clinical outcomes for our or similar products, difficulties in obtaining coverage or reimbursement for procedures using our products, difficulties obtaining approval from a hospital for procedures using our products, delays or other complications with our supply chain or the utilization of technology or products developed by other parties, many of which are outside of our control. Additionally, demand for our products may not increase as quickly as we predict, and we may be unable to increase our revenue levels as we expect. Further, Coronavirus Disease 2019 (“COVID-19”) has resulted in patients delaying or foregoing non-urgent spine surgery procedures to avoid hospitals and other healthcare facilities and comply with quarantine and similar directives from local and national health and government officials which has had a significant impact on our operations in the form of a rapid decrease in revenue and cash flows beginning in March 2020.

Even if we succeed in strengthening our existing relationships and developing new relationships with distributors and surgeons, obtaining regulatory clearances or approvals for our products in the U.S. and additional countries, achieving and maintaining compliance with all applicable regulatory requirements and expanding our product offerings, we may be unable to generate sufficient revenue from the commercialization of our products to achieve or sustain profitability.

As of December 31, 2019, we had total long-term debt of $144.4 million, which has been under a forbearance agreement since July 2018 for failure to make principal and interest payments, an accumulated deficit of $211.6 million, $1.1 million of cash and cash equivalents and $22.8 million of working capital. We have concluded that there is substantial doubt about our ability to continue as a going concern. Additionally, our auditors have issued a going concern opinion on our consolidated financial statements for the year ended December 31, 2019, expressing substantial doubt that we can continue as an ongoing business due to our limited amount of liquidity, recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, the need to raise additional capital to finance our near term and future operations, and the impact of COVID-19. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. While we have implemented programs designed to improve results and future cash flows such as product rationalization, inventory management, product branding and pricing, customer incentives and personnel management, as well as outsourced manufacturing at our Marietta Facility to a third-party contract manufacturer, which we believe will result in improved business performance, there can be no assurance that any such programs will be effective to improve our results or cash flows, and if they are not effective we may not be able to continue as a going concern. If, following the completion of this offering and the consummation of the contemplated debt refinancing, we are not able to improve our results of operations and service our debt obligations, we may not be able to continue as a going concern.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us, our business and the market price of our common stock.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2019 and 2018, we have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, our stock price and ability to access the capital markets in the future.

The material weaknesses we identified include that we lack a sufficient number of professionals with the appropriate level of knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately in accordance with generally accepted accounting principles (“GAAP”). This material weakness contributed to the Company not being able to (a) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; (b) design and maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions; (c) design and maintain controls over the preparation and review of account reconciliations, journal entries and financial statements, including maintaining appropriate segregation of duties; and (d) design and maintain information technology general controls over the integrity of the data and processes in the information systems used for financial reporting. Each of these control deficiencies could result in a misstatement of accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected, and accordingly, it was determined that these control deficiencies constitute material weaknesses. The material weaknesses resulted in material errors to previously issued financial statements, which required a restatement of such historical previously issued financial statements.

We are currently evaluating and implementing additional procedures to enhance our internal control over financial reporting and address these material weaknesses, including by hiring additional financial reporting personnel with technical accounting and financial reporting experience and by supplementing our resources through the use of third-party advisors. We intend to continue evaluating the implementation of additional procedures to address these material weaknesses as well as continue utilizing third-party advisors until we have hired an appropriate number of skilled professionals. However, we cannot assure you that these or other measures will fully remediate the material weaknesses described above in a timely manner, if at all.

We have not performed an evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act because no such evaluation has been required, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Our management will first be required to perform an annual assessment of the effectiveness of our internal control over financial reporting in connection with our second Annual Report on Form 10-K. Our independent public registered accounting firm will first be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of June 30 of any year before that time, we would cease to be an “emerging growth company” as of December 31 of that year. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid material weaknesses in our internal control over financial reporting in the future.

If we are unable to remediate the material weaknesses, or otherwise maintain effective internal control over financial reporting, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports in a timely manner. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses.

We might need to raise additional capital in the future to fund our existing commercial operations, develop and commercialize new products and technologies and expand our operations.

Based on our current strategic business plan, we believe our current cash, anticipated borrowing capacity under our new senior credit facilities, cash receipts from sales of our products and net proceeds from this offering will be sufficient to meet our anticipated cash requirements for at least the next 12 months. For more information about our new senior credit facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Refinancing of First Lien Credit Facilities and Second Lien Notes.” This estimate is based on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. If our available cash balances, borrowing capacity, anticipated cash flow from operations and net proceeds from this offering are insufficient to satisfy our liquidity requirements, including because of lower demand for our products as a result of the risks described in this prospectus or otherwise, we may seek to sell common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding or seek other debt financing.

We may consider raising additional capital in the future to fund our existing commercial operations, develop and commercialize new products, expand our operations or for other reasons, including to:

•	increase our sales and marketing efforts to increase market adoption of our products and address competitive developments;

•	provide for supply and inventory costs associated with plans to accommodate potential increases in demand for our products;

•	fund development and marketing efforts of any future product offerings or additional features to then-existing products;

•	acquire, license or invest in new technologies;

•	acquire or invest in complementary businesses or assets; and

•	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth and improve gross margins;

•	our rate of progress in establishing and maintaining coverage and reimbursement arrangements with third-party payors;

•	the cost of expanding our operations and product offerings, including our sales and marketing efforts;

•	our rate of progress in, and cost of the sales and marketing activities associated with, establishing and maintaining adoption of our products;

•	the cost of research and development activities;

•	the effect of competing technological and market developments;

•	costs related to international expansion; and

•	the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products.

Additionally, our ability to raise capital in a timely manner if needed in the future may be limited, or such capital may be unavailable on acceptable terms, if at all. Any additional equity or convertible debt financing we enter would likely be dilutive to our stockholders and any future debt financing we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development or commercialization programs, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all or part of our assets.

Our indebtedness could adversely affect our financial condition.

As of December 31, 2019, there was approximately $112.8 million in aggregate principal amount of debt outstanding under the First Lien Credit Facilities, approximately $25.5 million of debt outstanding under the Second Lien Notes and approximately $7.3 million of aggregate principal amount of debt outstanding under Series A Notes and Series C Notes. In addition, as of such date we had outstanding Series A Warrants to purchase approximately $0.8 million in aggregate principal amount of additional Series A Notes. We intend to consummate a debt refinancing in connection with this offering pursuant to which we intend to refinance all amounts outstanding under the First Lien Credit Facilities and the Second Lien Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Refinancing of First Lien Credit Facilities and Second Lien Notes.” Additionally, we intend to use a portion of the net proceeds from this offering to repay all amounts outstanding under Series A Notes and Series C Notes. We also intend to cancel all outstanding Series A Warrants and repay approximately $             million, which represents all accrued but unpaid interest from March 5, 2018 to                     , 2020 (the assumed closing date of this offering) outstanding under the Series A Warrants. After giving effect to the completion of this offering and the application of the net proceeds therefrom as described in the section entitled “Use of Proceeds,” including the repayment of all amounts outstanding under the First Lien Credit Facilities, the Second Lien Notes, Series A Notes and Series C Notes, our intended debt refinancing and the cancellation of the Series A Warrants, we would have had $             million of total indebtedness outstanding. Our level of debt could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital and other general corporate requirements and increasing our cost of borrowing;

•

requiring a substantial portion of our cash flow to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital and other general corporate purposes;

•	exposing us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the spine surgery market; and

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt at more favorable interest rates.

We may incur significant additional indebtedness in the future. Although the Amended Credit Agreement (as defined herein) governing the First Lien Credit Facilities and the Amended Note Purchase Agreement (as defined herein) governing the Second Lien Notes contain restrictions on the incurrence of additional indebtedness, those restrictions are subject to a number of qualifications and exceptions, and we expect that if we are able to consummate the new senior secured credit facilities as described under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Refinancing of First Lien Credit Facilities and Second Lien Notes,” we will retain similar qualifications and exceptions and the additional indebtedness incurred in compliance with those restrictions could be substantial.

In addition, the borrowings under the First Lien Credit Facilities and the Second Lien Notes bear interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we may in the future enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk. Additionally, our borrowings under the First Lien Credit Facilities and the Second Lien Notes bear interest at variable rates that are indexed to LIBOR. In July 2017, the U.K.’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. The expected discontinuation, reform or replacement of LIBOR may result in fluctuating interest rates, or higher interest rates, which could have an adverse effect on our interest expense.

The terms of our indebtedness restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The Amended Credit Agreement governing the First Lien Credit Facilities and the Amended Note Purchase Agreement governing the Second Lien Notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to incur liens, make investments, loans, advances and acquisitions, incur additional indebtedness or guarantees, pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated and earnout indebtedness, engage in transactions with affiliates, sell assets, including capital stock of our subsidiaries, alter the business we conduct, alter their organizational documents, engage in sale leasebacks, enter into agreements restricting our subsidiaries’ ability to pay dividends, and consolidate or merge. We expect that our new senior secured credit facilities may contain similar restrictions, among others. See “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Refinancing of First Lien Credit Facilities and Second Lien Notes.” In addition, the restrictive covenants in the Amended Credit Agreement and the Amended Note Purchase Agreement require us to maintain specified financial ratios and satisfy other financial condition tests, and we expect that the agreement governing our new senior secured credit facilities will contain similar requirements to satisfy financial condition tests and, with respect to any new revolving credit facility, maintain specified financial ratios, subject to certain conditions. Our ability to meet those financial ratios and tests can be affected by events beyond our control.

A breach of the covenants under the Amended Credit Agreement and the Amended Note Purchase Agreement, or any replacement facility, could result in an event of default under the applicable indebtedness, unless we obtain a waiver to avoid such default. If we are unable to obtain a waiver, such an event of default may allow the creditors to accelerate the related debt and may result in the acceleration of or default under any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. Both the First Lien Credit Facilities and the Second Lien Notes are subject to existing events of default, including accrued and unpaid interest, prepayment penalties and fees and expenses related thereto. See “Description of Certain Indebtedness.” Following these events of default, the lenders agreed to forbear from exercising their rights with respect to the existing events of default. We intend to consummate a debt refinancing in connection with this offering pursuant to which we intend to refinance all amounts outstanding under the First Lien Credit Facilities and the Second Lien Notes, and following such debt refinancing, all outstanding commitments under the Amended Credit Agreement and the Amended Note Purchase Agreement will be terminated. However, there can be no guarantee that we will not breach covenants in the agreement governing our new senior secured credit facilities in the future. In the event that we breach one or more covenants in the agreement governing our new senior secured credit facilities, our lender may declare an event of default and require that we immediately repay all amounts outstanding, terminate any commitment to extend further credit and foreclose on the collateral granted to it to collateralize such indebtedness. The occurrence of any of these events could restrict our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to quarterly, annual and seasonal fluctuations.

Our quarterly and annual financial results may fluctuate significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside our control. Factors that may cause fluctuations in our quarterly and annual operating results include:

•	adoption of our current and new products by surgeons and patients;

•	timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

•	unanticipated pricing pressure;

•	interruption in the manufacturing or distribution of our products;

•	our ability to obtain and maintain regulatory clearances or approvals for any of our products in development or for our existing products for current or additional indications;

•	results of clinical research and trials on our existing products and products in development;

•	recalls or other safety issues;

•	our ability to establish and maintain an effective and dedicated sales management and sales specialist teams;

•	third-party payors coverage and reimbursement;

•	the cost of maintaining adequate insurance coverage, including product liability insurance;

•	impairment and other special charges; or

•	positive or negative coverage in the media or clinical publications of our products or products of our competitors or our industry.

Additionally, our business is subject to seasonal fluctuations in that our revenue is typically higher in the fourth quarter primarily because patients tend to schedule larger, more complex surgeries closer to the end of the year after they have largely or fully paid their insurance deductibles and in connection with the holiday season when, for those who work, they may be able to take more time off from work for recovery. Conversely, our revenue is typically lower in the summer months, which is primarily driven by patients’ or surgeons’ vacations. As a result of these and other factors, our financial results for any single quarter or period of less than one year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Additionally, any quarterly, annual or seasonal fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. Further, if our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.

Our effective tax rate may fluctuate, and we may incur tax obligations in excess of accrued amounts in the financial statements.

We are subject to taxation in numerous U.S. states and territories. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various places that we operate. In preparing our consolidated financial statements, we estimate the amount of tax that will become payable in each of such places. Nevertheless, our effective tax rate may be different than experienced in the past due to numerous factors, including the effects of U.S. tax reform, changes in the mix of our profitability from jurisdiction to jurisdiction, the results of examinations and audits of our tax filings, our inability to secure or sustain acceptable agreements with tax authorities, changes in accounting for income taxes and changes in tax laws. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations and may result in tax obligations in excess of accrued amounts in our consolidated financial statements.

The comprehensive U.S. federal income tax reform bill adopted in 2017 could have a material adverse effect on our business, financial condition and results of operations.

On December 22, 2017, the current administration signed into law new federal legislation (the “Tax Act”) that significantly revised the Internal Revenue Code of 1986, as amended (the “Code”). The Tax Act, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitations on the deduction for net operating losses arising after 2017, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modification or repeal of many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the Tax Act is uncertain and could have a material adverse effect on our business, financial condition and results of operations. In addition, it is uncertain if and to what extent various states will conform to the newly enacted Tax Act. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which was signed into law on March 27, 2020, increases the limitation on the tax deduction for interest expense to 50% of adjusted earnings for taxable years beginning in 2019 and 2020 (and provides that taxpayers can use 2019 adjusted earnings for purposes of calculating their 2020 limitation), and makes certain changes to the provisions of the Tax Act regarding net operating losses (for additional details see “Our ability to use NOLs and other tax attributes to offset future taxable income may be subject to limitations,” below).

Our ability to use NOLs and other tax attributes to offset future taxable income may be subject to limitations.

We have generated taxable losses during our history. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset a portion of future taxable income, if any, subject to expiration of such carryforwards in the case of carryforwards generated prior to 2018. Under sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as one or more shareholders or groups of shareholders who own at least 5% of the corporation’s equity increasing their ownership in the aggregate by a greater than 50 percentage point change (by value) over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards (“NOLs”), and other pre-change tax attributes to offset its post-change income or taxes may be limited. Our prior equity offerings and other changes in our stock ownership may have resulted in such ownership changes. In addition, we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change NOLs or other pre-change tax attributes to offset our taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

Pursuant to the Tax Act, as modified by the CARES Act, the amount of post-2017 NOLs that we are permitted to deduct in any taxable year beginning after December 31, 2020 is limited to 80% of our taxable income in such year. The Tax Act generally eliminates the ability to carry back any NOLs to prior taxable years, while allowing post-2017 unused NOLs to be carried forward indefinitely. However, the CARES Act generally allows NOLs generated in taxable years beginning in 2018, 2019 and 2020 to be carried back for five years. There is a risk that due to changes under the Tax Act, the CARES Act, regulatory changes, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. Moreover, recently proposed U.S. Treasury Regulations promulgated under section 382 of the Code could, if finalized, significantly impact a corporation’s ability to use its pre-change NOLs or other attributes following an ownership change. At the state level, there may also be periods during which the use of NOLs or other attributes is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs or other attributes, even if we attain profitability.

Our future financial results could be adversely affected by impairments or other charges.

We assess periodically impairment of our long-lived assets, including finite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, we continually assess the profitability of our products and, after such assessment, may discontinue certain products in the future. As a result, we may record impairment charges or accelerate amortization on certain intangible assets in the future. Impairment charges as a result of any of the foregoing could be significant and our financial results for the period in which the charge is taken could be adversely affected, which could have a material and adverse effect on the market price of our common stock.

Risks Related to Our Business and Industry

We operate in a very competitive business environment and if we are unable to compete successfully against our existing or potential competitors, our business, financial condition and results of operations may be adversely affected.

Our existing products and technologies are, and any new products or technologies we develop and commercialize will be, subject to intense competition. The industry in which we operate is competitive, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. Our ability to compete successfully will depend on our ability to develop products and technologies that reach the market in a timely manner, receive adequate coverage and reimbursement from third-party payors and are safer, less invasive and more effective than the products and technologies of our competitors. Because of the size of the potential market, we anticipate that our competitors may dedicate significant resources, potentially in excess of what we are able to dedicate towards developing competing products and technologies.

We compete with large, diversified orthopedic companies, including Medtronic plc, Johnson & Johnson, Stryker Corporation, NuVasive, Inc., Globus Medical, Inc. and Zimmer Biomet Holdings, Inc. We also compete with smaller spine-focused companies, including Alphatec Holdings, Inc., RTI Surgical Holdings, Inc., Orthofix Medical, Inc. and SeaSpine Holdings Corporation. At any time, these competitors and other potential market entrants may develop new products, technologies or treatment alternatives that could render our products obsolete or uncompetitive. In addition, one or more of such competitors may gain a market advantage by developing and patenting competitive products, technologies or treatment alternatives earlier than we can, obtaining regulatory clearances or approvals more rapidly than we can or selling competitive products at prices lower than ours. Many of our current and potential competitors have substantially greater sales and financial resources than we do. In addition, these competitors may have more established distribution networks, a broader offering of products, entrenched relationships with surgeons and distributors or greater experience in launching, marketing, distributing and selling products or treatment alternatives.

In addition, new market participants have been entering, and we expect will continue to enter, our industry. Many of these new competitors specialize in a specific product or focus on a particular market sector, making it more difficult for us to increase our overall market position. The frequent introduction by competitors of products that are marketed as alternatives to our existing or planned products may also may make it difficult for surgeons and other health care providers to differentiate our products from competing products and may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our products and pricing in the spine surgery market generally, any of which may adversely affect our business, financial condition and results of operations.

We also face the particularly challenging issue of overcoming the traditional open surgery procedure practices by some surgeons of using the products of our larger, more established competitors. Surgeons who have completed many successful, complex surgeries using the products made by these competitors may be hesitant to adopt new products with which they are less familiar. For example, surgeons may not be willing to move away from their long-lasting practice of using pedicle screws and open surgery procedures and adopt our new MIS Ultra technologies such as the Karma Fixation System. Although we continue to invest in surgeon engagement by coordinating surgeon visits to our headquarters and our executive visits to surgeons in the field and provide surgeons with the necessary training in our products and technologies, our efforts to expand surgeon engagement and training may not be successful and the surgeons may choose to use the products of our larger, more established competitors. Further, such surgeons may choose to use the products of our larger, more established competitors because of their broad and comprehensive product offerings. If additional surgeons do not adopt our products our revenue growth may slow or decline, and we may not be able to grow at our expected rate, or at all.

We also compete with our competitors in acquiring technologies and technology licenses complementary to our products or advantageous to our business. In addition, we compete with our competitors to engage the services of distributors, both those presently working with us and those with whom we hope to work with as we expand. If we are unable to compete successfully against our existing or potential competitors, our business, financial condition and results of operations may be adversely affected and we may not be able to grow at our expected rate, if at all.

Our long-term growth depends on our ability to market, sell and improve our existing products and technologies, commercialize our existing products and products in development and develop new products and technologies through our research and development efforts, and if we fail to do so, we may not be able to increase our market share in the spine surgery market.

In order to increase our market share in the spine surgery market, we must successfully market, sell and improve our existing products and technologies, commercialize our existing products and products in development and develop and commercialize new products and technologies through our research and development efforts in response to changing clinical and patients’ needs and competitive pressures. Our industry is characterized by significant competition, technological and scientific advances, new product introductions and enhancements, as well as evolving industry standards. There can be no assurance that other companies will not succeed in developing or marketing products and technologies that are more effective than our products and technologies or that would render our products and technologies obsolete or noncompetitive. Additionally, new spine surgery procedures, medications and other therapies could be developed that replace or reduce the importance of any of our products and technologies. Accordingly, our business prospects depend in part on our ability to develop and commercialize new products and applications for our technology, including in new markets that develop as a result of technological and scientific advances, while improving the performance and cost-effectiveness of our existing products and technologies. Product and technology development is time-consuming and involves a high degree of risk and there can be no assurance that our product and technology development efforts will ultimately result in any commercially successful products. New technologies, techniques or products could emerge that might offer better combinations of price and performance than our existing products. It is important that we anticipate changes in technology and market demand, as well as in practices of healthcare facilities, surgeons and other healthcare providers, to successfully develop, obtain clearance or approval, if required, and introduce new, enhanced and competitive products and technologies that meet clinical and patients’ needs on a timely and cost-effective basis.

We might be unable to successfully commercialize our existing products or develop and obtain regulatory clearances or approvals to market new products and technologies. Additionally, our products and technologies may not be accepted by the surgeons or third-party payors, who reimburse for procedures performed using our products and technologies, or may not be successfully commercialized due to other factors, some of which are outside our control. The success of any new product or enhancement to an existing product or new technology will depend on numerous factors, including our ability to:

•	properly identify and anticipate clinical and patients’ needs;

•	develop and introduce new products, product enhancements and improvements and technologies in a timely manner;

•	adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties;

•	demonstrate the safety and efficacy of new products and technologies; and

•	obtain the necessary regulatory clearances or approvals for new products or product enhancements and improvements.

If we do not develop or obtain regulatory clearances or approvals for new products or product enhancements and improvements in time to meet market demand, or if there is insufficient demand for these products or product enhancements and improvements, our results of operations will suffer and we will not be able to increase our market share in the spine surgery market. Our research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new product, technology, material or other innovation. In addition, even if we are able to develop new products, product enhancements and improvements to existing products or technologies successfully, these new products, product enhancements and improvements or technologies may not produce sales in excess of the costs of development and such products may be rendered obsolete by changing clinical and patients’ preferences, introduction of products embodying new technologies or features or availability of products at lower costs.

Nevertheless, we must carefully manage the introduction and launch of our new products and technologies as well as the expansion of our product offerings. If potential surgeons or patients believe such products will offer enhanced features or be sold for a more attractive price, they may delay purchases until such products are available, which could result in excessive or obsolete inventory as we transition to new products and thereby adversely impact our business, financial condition and results of operations.

The ongoing global outbreak of COVID-19 has adversely affected, and may continue to adversely affect, our business, financial condition and results of operations.

Since it was first reported to have emerged in December 2019, COVID-19 has spread to most countries across the world, including all 50 states within the U.S. On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern, and on March 13, 2020, the COVID-19 outbreak was declared a national emergency. Almost all U.S. states, including California where our headquarters are located, have issued, and others in the future may issue, “shelter-in-place” orders, quarantines, executive orders and similar government orders, restrictions and recommendations for their residents to control the spread of COVID-19. Such orders, restrictions and recommendations, and the perception that additional orders, restrictions or recommendations could occur, have resulted in widespread closures of businesses not deemed “essential,” work stoppages, interruptions, slowdowns and delays, work-from-home policies and travel restrictions. As a result, some of our suppliers have experienced closures, as well as delays and interruptions in the supply chain, and had difficulties obtaining materials or underlying components needed for our products. A portion of our contract manufacturers have also experienced closures, as well as delays and interruptions in their operations, and had difficulties manufacturing our products. As the COVID-19 outbreak continues, we expect that our suppliers and manufacturers may experience additional closures, delays and interruptions.

Additionally, authorities have in some instances forced hospitals, ambulatory surgical centers and surgeons to delay elective spine surgery procedures in an attempt to free up medical resources to address the COVID-19 outbreak, and, even though some U.S. states have begun allowing ambulatory surgical centers to resume elective surgeries, it is unknown when these hospitals and ambulatory surgical centers will be fully reopened for elective spine surgery procedures or, if they are, whether they will be closed again in the event of a resurgence of COVID-19 cases. Additionally, in response to the COVID-19 outbreak, we believe certain patients chose to delay or forego non-urgent elective spine surgery procedures to avoid hospitals or ambulatory surgical centers and surgeons and their staff were unavailable to perform such surgeries, contributing to delays and cancellations of the scheduled spine surgery procedures. Even if the outbreak subsides, it is possible that patients may continue to delay or forego their elective spine surgery procedures. In the event that there is a backlog of patients seeking medical procedures and surgeries related to a variety of medical conditions, patients seeking procedures performed using our products may have to navigate limited provider capacity. The COVID-19 outbreak continues to rapidly evolve, and the ultimate impact is highly uncertain and subject to change. We do not yet know the full extent of potential impacts on our business but we have experienced a decrease in revenue and cash flows beginning in March 2020 due to the reduced sales of our systems and products as a result of the COVID-19 outbreak. Despite some recovery, given the fluidity of the outbreak, it is unclear whether this reduction in sales was temporary or whether such sales may be recoverable in the future. If our sales continue to decline, or if such lost sales are not recoverable in the future, our business, financial condition and results of operations may be adversely affected. Additionally, as patients and providers react to the backlog of procedures and potentially rush to have procedures done before an anticipated future wave of the pandemic, we may experience revenue growth that could be difficult to sustain in future periods.

Further, the COVID-19 outbreak has adversely impacted global commercial activity and has contributed to significant volatility in financial markets. The outbreak may have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown and may result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. The rapid development and fluidity of the COVID-19 outbreak precludes any prediction as to the ultimate adverse impact on our business, financial condition or results of operations. However, the COVID-19 outbreak has adversely affected, and may continue to adversely affect, our business, financial condition and results of operations.

We may be unable to successfully demonstrate to surgeons or key opinion leaders the merits of our products and technologies compared to those of our competitors, which may make it difficult to establish our products and technologies as a standard of care and achieve market acceptance.

Surgeons play the primary role in determining the course of treatment and, ultimately, the type of products that will be used to treat a patient. As a result, our success depends, in large part, on our ability to effectively market and demonstrate to surgeons the merits of our products and technologies compared to those of our competitors. Acceptance of our products and technologies depends on educating surgeons as to the distinctive characteristics, clinical benefits, safety and cost-effectiveness of our products and technologies as compared to those of our competitors, and on training surgeons in the proper use of our products. If we are not successful in convincing surgeons of the merits of our products and technologies or educating them on the use of our products, they may not use our products or may not use them effectively and we may be unable to increase our sales, sustain our growth or achieve and sustain profitability.

Furthermore, we believe many surgeons, hospitals and healthcare facilities may be unwilling to adopt our products or technologies unless they determine, based on experience, clinical data and published peer-reviewed journal articles, that our products and technologies provide benefits or are attractive and cost-effective alternatives to our competitors’ products and technologies. Additionally, surgeons may be reluctant to change their surgical treatment practices for the following reasons, among others:

•	lack of experience with our products and technologies;

•	existing relationships with competitors and distributors that sell competitive products;

•	lack or perceived lack of evidence supporting additional patient benefits;

•	perceived liability risks generally associated with the use of new products, technologies and procedures;

•	less attractive availability of coverage and reimbursement by third-party payors compared to procedures using competitive products and other techniques;

•	costs associated with the purchase of new products and equipment; and

•	the time commitment that may be required for training.

In addition, we believe recommendations and support of our products and technologies by influential surgeons and key opinion leaders in our industry are essential for market acceptance and establishment of our products and technologies as a standard of care. If we do not receive support from such surgeons and key opinion leaders, if long-term data does not show the benefits of using our products and technologies or if the benefits offered by our products and technologies are not sufficient to justify their cost, surgeons, hospitals and other healthcare facilities may not use our products and we might be unable to establish our products and technologies as a standard of care and achieve market acceptance.

If we are unable to persuade hospitals, ambulatory surgery centers and other healthcare facilities to approve the use of our products, our sales may decrease.

In order for surgeons to use our products at hospitals, ambulatory surgery centers and other healthcare facilities, we are often required to obtain approval from those hospitals, ambulatory surgery centers and healthcare facilities. Typically, hospitals, ambulatory surgery centers and healthcare facilities review the comparative effectiveness and cost of products used in the facility. The makeup and evaluation processes for healthcare facilities vary considerably, and it can be a lengthy, costly and time-consuming effort to obtain approval by the relevant healthcare facilities. Additionally, hospitals, ambulatory surgery centers other healthcare facilities and group purchasing organizations (“GPOs”), which manage purchasing for multiple facilities, may also require us to enter into a purchase agreement and satisfy numerous elements of their administrative procurement process, which can also be a lengthy, costly, and time-consuming effort. If we do not obtain access to hospitals, ambulatory surgery centers and other healthcare facilities in a timely manner, or at all, via their approvals or purchase contract processes, or otherwise, or if we are unable to obtain approvals or secure contracts in a timely manner, or at all, our operating costs will increase, our sales may decrease and our operating results may be adversely affected. Furthermore, we may expend significant efforts on these costly and time-consuming processes but may not be able to obtain necessary approvals or secure a purchase contract from such hospitals, ambulatory surgery centers, healthcare facilities or GPOs.

If the quality of our products and technologies does not meet the expectations of surgeons or patients, then our brand and reputation could suffer and our business could be adversely impacted.

In the course of conducting our business, we must adequately address quality issues that may arise with our products and technologies, as well as defects in third-party components or materials used in our products. Furthermore, a malfunction in one or more of our products may not be detected for an extended period of time, which may result in delay or failure to remedy the condition for which the product was prescribed. Although we have established internal procedures to minimize risks that may arise from quality issues, we may be unable to eliminate or mitigate occurrences of these issues and associated liabilities. If the quality of our products and technologies does not meet the expectations of surgeons or patients, then our brand and reputation could suffer and our business could be adversely impacted.

We lack published long-term data supporting superior clinical outcomes enabled by our products or technologies, which could negatively impact our sales, and we may not generate sufficient revenue to achieve and sustain profitability.

Our products are regulated as medical devices by the U.S. Food and Drug Administration (the “FDA”) and substantially all have received premarket clearance under Section 510(k) of the U.S. Federal Drug and Cosmetic Act (the “FDCA”). In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (preamendments device), a device that was originally on the U.S. market pursuant to an approved premarket approval (the “PMA”) application and later downclassified, or a 510(k)-exempt device. This process is typically shorter and generally requires the submission of less supporting documentation than the FDA’s PMA process and does not always require clinical studies.

Given the foregoing regulatory regime applicable to us, we lack the breadth of published long-term clinical data supporting the safety and efficacy of our products and technologies. For these reasons, surgeons may be slow to, or may not, adopt our products because we lack published long-term data supporting superior clinical outcomes enabled by our products or technologies as compared to our competitors. Many of our products have not been on the market for a considerable amount of time, and we therefore have limited real-world data with respect to treatment using these products. Additionally, future patient studies or clinical experience may not support our belief that treatment with our products improves patient outcomes. Given this, our sales could be negatively impacted and we may not generate sufficient revenue to achieve and sustain profitability.

Industry trends have resulted in increased downward pricing pressure on medical services and products, which may affect our ability to sell our products at prices necessary to support our current business strategy.

The trend toward healthcare cost containment through aggregating purchasing decisions and industry consolidation, along with the growth of managed care organizations, is placing increased emphasis on the delivery of more cost-effective medical therapies. For example:

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There has been consolidation among healthcare facilities and purchasers of medical devices, particularly in the U.S. One of the results of such consolidation is that GPOs, integrated delivery networks and large single accounts use their market power to consolidate purchasing decisions, which intensifies competition to provide products and services to healthcare providers and other industry participants, resulting in greater pricing pressures and the exclusion of certain suppliers from important market segments. For example, some GPOs negotiate pricing for their member hospitals and require us to discount, or limit our ability to increase, prices for certain of our products.

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Surgeons increasingly have moved from independent, outpatient practice settings toward employment by hospitals and other larger healthcare organizations, which align surgeons’ product choices with their employers’ price sensitivities and adds to pricing pressures. Hospitals and healthcare facilities have introduced and may continue to introduce new pricing structures into their contracts to contain healthcare costs, including fixed price formulas and capitated and construct pricing.

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Certain hospitals provide financial incentives to doctors for reducing hospital costs (known as gainsharing), rewarding physician efficiency (known as physician profiling) and encouraging partnerships with healthcare service and goods providers to reduce prices.

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Existing and proposed laws, regulations and industry policies, in both domestic and international markets, regulate or seek to increase regulation of sales and marketing practices and the pricing and profitability of companies in the healthcare industry.

More broadly, provisions of the Affordable Care Act (“ACA”) could meaningfully change the way healthcare is developed and delivered in the U.S., and may adversely affect our business and results of operations. For example, the ACA encourages hospitals and physicians to work collaboratively through shared savings programs, such as accountable care organizations, as well as other bundled payment initiatives, which may ultimately result in the reduction of product purchases and the consolidation of suppliers used by hospitals. Since its enactment, there have been judicial and Congressional challenges to the ACA. For further discussion of these challenges, see “—Risks Related to Regulatory Matters—We face risks in connection with the ACA or its possible replacement or modifications.” We cannot predict accurately what healthcare programs and regulations will ultimately be implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or elsewhere. However, any changes that have the effect of reducing reimbursements for our products or reducing medical procedure volumes could have a material and adverse effect on our business, financial condition and results of operations.

In addition, the largest device companies with multiple product franchises have increased their effort to leverage and contract broadly with customers across franchises by providing volume discounts and multi-year arrangements that could prevent our access to these customers or make it difficult, or impossible, to compete on price.

If the coverage and reimbursements for procedures using our products are inadequate or if payments are denied altogether, adoption and use of our products and the prices paid for our products may decline, which could have a material adverse effect on our business, financial condition or results of operations.

Adequate coverage and reimbursement from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs, for procedures using our products is central to the acceptance and adoption of our existing and future products and technologies. Hospitals, healthcare facilities, surgeons and other healthcare providers that purchase and use our products generally rely on third-party payors to pay for all or part of the costs and fees associated with the procedures using our products. If third-party payors reduce their current levels of payment, if our costs of production increase faster than increases in reimbursement levels or if third-party payors deny reimbursement for our products, our products and technologies may not be adopted or accepted by the hospitals, healthcare facilities, surgeons or other healthcare providers and the prices paid for our products may decline, which could have a material adverse effect on our business, financial condition or results of operations.

When procedures using our products are performed, both the surgeon or other healthcare provider and the hospital or healthcare facility submit claims for reimbursement to the third-party payor. Generally, the hospital or healthcare facility obtains a lump sum payment, or facility fee, for spine surgery procedures. Our products are purchased by the hospital or healthcare facility, along with other supplies used in the procedure. The hospital or healthcare facility must also pay for its own fixed costs of operation, including certain operating room personnel involved in the procedure. If the costs associated with our products, the supplies and other fixed costs exceed the facility fee reimbursement, the managers of hospitals and healthcare facilities may discourage or restrict surgeons and other healthcare providers from performing procedures using our products or technologies in their facilities or use certain of our products or technologies. While we believe that the facility fee reimbursement is generally adequate for the facilities to offer procedures using our products, there can be no guarantee that the facility fee reimbursement will not decline in the future or be denied altogether. The number of procedures using our products performed and the prices paid for our products may decline in the future if payments to facilities for spine surgery procedures decline or are denied altogether.

Surgeons and other healthcare providers are reimbursed separately for their professional time and effort to perform a spine surgery procedure. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. These updates could directly impact the demand for our products. For example, the Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”) provided for a 0.5% annual increase in payment rates under the Medicare Physician Fee Schedule (“PFS”) through 2019, but no annual update from 2020 through 2025. MACRA also introduced a Quality Payment Program (“QPP”) for Medicare physicians, nurses and other “eligible clinicians” (as defined in MACRA) that adjusts overall reimbursement under the PFS based on certain performance categories. We believe that some surgeons and other healthcare providers view the current Medicare reimbursement amount as insufficient, given the work effort involved with the procedure, including the time to diagnose the patient and to obtain prior authorization. While MACRA applies only to Medicare reimbursement, Medicaid and private payors often follow Medicare payment limitations in setting their own reimbursement rates, and any reduction in Medicare reimbursement may result in a similar reduction in payments from private payors, which may result in reduced demand for our products. However, there is no uniform policy of coverage and reimbursement among payors in the U.S. Therefore, coverage and reimbursement for procedures can differ significantly from payor to payor. Many private payors require extensive documentation of a multi-step diagnosis before authorizing procedures using our products. We believe that some private payors apply their own coverage policies and criteria inconsistently, and surgeons and other healthcare providers may not be able to receive approval and reimbursement for certain procedures using our products consistently. The perception by surgeons and other healthcare providers that the reimbursement for procedures using our products is inadequate to compensate them for the work required, including diagnosis, documentation, obtaining third-party payor approval for the procedure and other burdens on their office staff or that they may not be reimbursed at all for the procedures using our products, may negatively affect the number of procedures performed, adoption and use of our products and technologies and the prices paid for our products may decline.

The healthcare industry in the U.S. has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs. Third-party payors are imposing lower payment rates and negotiating reduced contract rates with hospitals, other healthcare facilities, surgeons and other healthcare providers and being increasingly selective about the products, technologies and procedures they chose to cover and provide reimbursement for. Third-party payors may adopt policies in the future restricting access to products and technologies like ours and/or the procedures performed using such products. Therefore, we cannot be certain that the procedures performed with each of our products will be covered and reimbursed. There can be no guarantee that should we introduce new products and technologies, third-party payors will provide adequate coverage and reimbursement for those products or the procedures in which they are used. If third-party payors do not provide adequate coverage or reimbursement for our products, then our sales may be limited to circumstances where our products and procedures using our products are being self-paid by patients or funded by non-profit foundations.

Additionally, market acceptance of our products and technologies in foreign markets may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. We may not obtain additional international coverage and reimbursement approvals in a timely manner, if at all. Our failure to receive such approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.

The proliferation of physician-owned distributorships could result in increased downward pricing pressure on our products or harm our ability to sell our products to surgeons who own or are affiliated with those distributorships.

Physician-owned distributorships (“PODs”) are product distributors that are owned, directly or indirectly, by physicians. The proliferation of PODs could result in increased downward pricing pressure on our products or harm our ability to sell our products to physicians who own or are affiliated with PODs. These physicians derive a proportion of their revenue from selling or arranging for the sale of medical devices for use in procedures they perform on their own patients at hospitals that agree to purchase from or through the POD, or that otherwise furnish ordering physicians with income based, directly or indirectly, on those orders of medical devices.

On March 26, 2013, the Office of Inspector General of the U.S. Department of Health and Human Services (the “DHHS”) issued a special fraud alert on PODs and stated that it views PODs as inherently suspect under the federal anti-kickback statute and is concerned about the proliferation of PODs. Notwithstanding the DHHS’ concern about PODs, the number of PODs in the spine surgery market may continue to grow as economic pressures increase throughout the industry, healthcare facilities, surgeons and other healthcare providers search for ways to reduce costs and, in the case of the surgeons, search for ways to increase their incomes. PODs and the physicians who own, or partially own, them have significant market knowledge and access to the surgeons who use our products and the healthcare facilities that purchase our products and thus the growth of PODs may reduce our ability to compete effectively for business from surgeons who own such PODs. Growth in the number of PODs may reduce our ability to compete effectively for business from physicians who own, or partially own, them, which could have a material and adverse effect on our business, results of operations and financial condition.

The size and future growth in the market for our products and technologies has not been established with precision and may be smaller than we estimate, possibly materially.

We are not aware of an independent third-party study that reliably reports the potential market size for our products and technologies, cost savings, if any, as a result of the procedures using our products and technologies or the number of people requiring spine surgery procedures. Therefore, our estimates of the size and future growth in the market for our products and technologies are based on a number of internal and third-party studies, surveys, reports and estimates, and such estimates may not be correct and the conditions supporting such estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. If the size or future growth in the market for our products and technologies is materially smaller than our estimates, our revenue may be adversely affected and our business may suffer.

If surgeons fail to safely and appropriately use our products, or if we are unable to train surgeons on the safe and appropriate use of our products, we may be unable to achieve our expected sales, growth or profitability.

An important part of our sales process includes our ability to screen for and identify surgeons who have the requisite training and experience to safely and appropriately use our products and to train a sufficient number of surgeons and to provide them with adequate instruction in use of our products. There is a training process involved for surgeons to become proficient in the safe and appropriate use of our products. This training process may take longer than expected and may therefore affect our ability to increase sales. Convincing surgeons to dedicate the time and energy necessary for adequate training is challenging, and we may not be successful in these efforts. If surgeons fail to safely and appropriately use our products or if we are unable to train surgeons on the safe and appropriate use of our products, we may be unable to achieve our expected sales, growth or profitability.

Any of our products and technologies may have unforeseen adverse events or undesirable side effects which may require our products to be taken off the market, require our products to include safety warnings or otherwise limit sales of our products.

Unforeseen adverse events or undesirable side effects related to the use of any of our products or technologies may arise either during clinical development or, if cleared or approved, after the product has been marketed. If we or others identify unforeseen adverse events or undesirable side effects caused by one or more of our products or technologies:

•	sales of the affected product may decrease significantly and we may not achieve the anticipated market share;

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regulatory authorities may require changes to the labeling of the affected product, which may include the addition of labeling statements, specific warnings and contraindications and issuing field alerts to surgeons and patients;

•	we may be required to modify the affected product, change instructions regarding the way the product is used or conduct additional clinical trials;

•	we may be subject to limitations on how we may promote the affected product;

•	regulatory authorities may require us to take our approved affected product off the market (temporarily or permanently) or to conduct other field safety corrective actions;

•	we may be subject to fines, litigation costs or product liability claims; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase our commercialization costs and expenses, which in turn could delay or prevent us from generating sufficient revenue to achieve or sustain profitability.

We bear the risk of warranty claims on our products.

We bear the risk of warranty claims on our products. We may not be successful in claiming recovery under any warranty or indemnity provided to us by our suppliers or vendors in the event of a successful warranty claim against us or that any recovery from such vendor or supplier would be adequate. In addition, warranty claims related to third-party components and materials may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in costs to us.

Changes in the manufacturing methods and configurations of our products in development may result in additional costs or delay, which could have a material adverse effect on our business, financial condition and results of operations.

As we modify existing products and develop new products through pre-clinical testing and clinical trials towards clearance or approval and commercialization, we may alter manufacturing methods and configurations of the products along the way in an effort to optimize processes and results. Any changes we make carry the risk that they will not achieve the intended objectives and instead could result in unforeseen adverse events or have undesirable effects that impact the results of any clinical trials conducted with the altered products. Such changes may also require additional testing, regulatory notification or regulatory approval, which could delay completion of pre-clinical testing or clinical trials, increase costs, delay approval of our future products and jeopardize our ability to commence or maintain sales and generate revenue as expected, all of which could have a material adverse effect on our business, financial condition and results of operations.

We are required to maintain adequate levels of inventory, which could consume our resources and reduce our cash flows.

We are required to maintain adequate levels of spinal fixation systems, interbody implants, surgical instruments and biologics for consignment to our distributors, healthcare facilities, surgeons and other healthcare providers. The amount of investment needed for our inventory is driven by the number of surgeons using our products, and as the number of different surgeons that use our products increases, the number of spinal fixation systems, implants and surgical instruments required to meet this demand will increase. As a result of the need to maintain adequate levels of inventory, we are subject to the risk of inventory obsolescence. Many of our products come in sets, which feature components in a variety of sizes so that the implants may be customized to the patients’ needs. In order to market our products effectively, we often maintain and provide healthcare facilities, surgeons and other healthcare providers with back-up products and products of different sizes. In addition, because not all of the components of each set are typically used in an individual spine surgery procedure, certain portions of our sets may become obsolete before they can be used, which could result in the whole set being considered obsolete and requiring replacement. In the event that a substantial portion of our inventory becomes obsolete, it could have a material adverse effect on our earnings and cash flows due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory. In addition, as we introduce new products, new implants and surgical instruments may be required, with a significant initial investment needed to accommodate the launch of the new product.

The provision of loaned surgical instrument sets to our customers may implicate certain federal and state fraud and abuse laws.

We typically loan the surgical instrument sets necessary to perform procedures using our products for each surgery at no additional charge. The provision of these instruments at no charge may implicate certain federal and state fraud and abuse laws. Because the provision of loaned surgical instrument sets may result in a benefit to the hospital, surgeon or other healthcare provider, the government could view this practice as a prohibited transfer of value intended to induce hospitals, surgeons or other healthcare providers to purchase our products that are used in procedures reimbursed by a federal healthcare program. For further discussion of these laws, see “—Risks Related to Regulatory Matters.” Any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties or other strategic alliances, and the failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing clinician and patients’ needs, competitive technologies and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in or license other technologies, products and businesses that may enhance our capabilities, complement our existing products and technologies or expand the breadth of our markets or customer base. Potential and completed acquisitions, strategic investments, licenses and other alliances involve numerous risks, including:

•	difficulty assimilating or integrating acquired or licensed technologies, products, employees or business operations;

•	issues maintaining uniform standards, procedures, controls and policies;

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unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

•	diversion of management’s attention from our core business and disruption of ongoing operations;

•	adverse effects on existing business relationships with suppliers, distributors, healthcare facilities, surgeons and other healthcare providers;

•	risks associated with entering new markets in which we have limited or no experience;

•	potential losses related to investments in other companies;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms, if at all, or whether we will be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers, distributors, healthcare facilities, surgeons or other healthcare providers. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, technologies or products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations.

If we pursue any foreign acquisitions, they typically involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures, languages and legal and regulatory environments, currency risks and the particular economic, political and regulatory risks associated with specific countries.

To finance any acquisitions, investments or strategic alliances, we may choose to issue shares of our common stock as consideration, which could dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may be unable to consummate any acquisitions, investments or strategic alliances using our common stock as consideration. Additional funds may not be available on terms that are favorable to us, or at all.

Our employees, consultants, suppliers, manufacturers, distributors and other commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, consultants, suppliers, manufacturers, independent distributors and other commercial partners may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate the regulations of the FDA and other U.S. and non-U.S. healthcare regulators, including those laws requiring the reporting of true, complete and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws and regulations in the U.S. and elsewhere or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. It is not always possible to identify and deter misconduct by our employees, consultants, manufacturers, distributors and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in government healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.

Our insurance policies protect us only from some and not all business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, foreign liability, employee benefits liability, property, umbrella, workers’ compensation, products liability, cybersecurity and directors’ and officers’ insurance. We do not know, however, if these policies will provide us with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Risks Related to Administrative, Organizational and Commercial Operations and Growth

We rely on a network of independent distributors to market, sell and distribute our products, and if we are unable to maintain and expand our network of independent distributors, we may be unable to generate anticipated sales.

We rely on independent distributors to market, sell and distribute our products in both the U.S. and in international markets, including in Mexico, Brazil and Australia, and we do not have any exclusive distributors. We may not be successful in maintaining strong relationships with our distributors. In addition, our independent distributors are not required to sell our products on an exclusive basis and are not required to sell or purchase any minimum quantity of our products. The failure of our distributors to generate sales of our products and promote our brand effectively would impair our business and results of operations.

We face significant challenges and risks in managing our geographically dispersed network of independent distributors. We cannot control the efforts and resources our independent distributors will devote to marketing our products and technologies. Our independent distributors may be unable to successfully market and sell our products and may not devote sufficient time and resources to support the marketing and sale efforts that enable our products and technologies to develop, achieve or sustain market acceptance in their respective geographic areas.

In addition, if a dispute arises with a distributor or if a distributor is terminated by us or goes out of business, it may take time to locate an alternative distributor, to seek appropriate regulatory approvals and to train new personnel to market our products and technologies, and our ability to sell our products in the geographic area formerly serviced by such terminated distributor could be harmed. If a distributor were to depart and be retained by one of our competitors, we may be unable to prevent them from helping competitors solicit business from our existing customers, which could further adversely affect our sales. Any of our distributors could also become insolvent or otherwise become unable to pay amounts owed to us when due. Additionally, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error and other issues. In any such situation in which we lose the services of a distributor, we may need to seek alternative distributors, and our sales could be adversely affected. Because of the intense competition for their services, we may be unable to recruit or retain additional qualified distributors to work with us. We may be unable to enter into agreements with them on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified distributors would prevent us from expanding our business and generating sales.

Further, if we are unable to attract additional distributors that will market and sell our products in international markets, our international revenue may not grow. In some international jurisdictions, we rely on our independent distributors to manage the regulatory process, while complying with all applicable rules and regulations, and we are dependent on their ability to do so effectively.

We are dependent on a limited number of third-party suppliers, some of them single-source and some of them in single locations, for most of our products and components, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials in a timely and cost-effective manner, could have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party suppliers to supply substantially all of our products. For us to be successful, our suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable prices and on a timely basis. We do not have long-term supply contracts with some of our suppliers, and in some cases, even where we do have agreements in place, we purchase important parts of certain of our products from a single supplier. Therefore, we cannot assure you that we will be able to obtain sufficient quantities of product in the future. We generally use a small number of suppliers for our instruments and our products. For example, our Ti-Bond products, ORIOS product and certain other biologics are each provided by a single supplier and loss of these suppliers or their inability to provide us with adequate quantities of these products in a timely and cost-effective manner, could have a material adverse effect on our business, financial condition and results of operations.

In addition, our anticipated growth could strain the ability of our suppliers to deliver an increasingly large supply of our products, materials and underlying components. Suppliers often experience difficulties in scaling up production, including financial limitations, or issues with production yields and quality control and assurance. In the past, our supplier of Ti-Bond has had difficulty scaling to meet demand due to receipt of a large number of orders that exceeded its capacity. Additionally, due to the COVID-19 outbreak, some of our suppliers have experienced closures, as well as delays and interruptions in the supply chain, and had difficulties obtaining materials and underlying components needed for our products. As the COVID-19 outbreak continues, we expect that our suppliers may experience additional closures, delays and interruptions. Additionally, our dependence on third-party suppliers exposes us to risks, including, among other things:

•	third-party suppliers may fail to comply with regulatory requirements that could negatively affect the safety or effectiveness of our products or cause delays in shipments of our products;

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we or our third-party suppliers may not be able to respond to unanticipated changes in customer orders, and if orders do not match forecasts, we or our suppliers may have excess or inadequate inventory of materials and components;

•	we or our third-party suppliers may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

•	we or our third-party suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our products;

•	we may experience delays in delivery by our third-party suppliers due to changes in demand from us or their other customers;

•	fluctuations in demand for products that our third-party suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;

•	our third-party suppliers may wish to discontinue supplying components or services to us for risk management reasons;

•	we may not be able to find new or alternative components or reconfigure our products and manufacturing processes in a timely manner if the necessary components become unavailable; and

•	our third-party suppliers may encounter financial hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

If any one or more of these risks materialize, it could significantly increase our costs and impact our ability to meet demand for our products. If we are unable to satisfy commercial demand for our products in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected and customers may instead purchase or use our competitors’ products. Additionally, we could be forced to seek alternative sources of supply.

In addition, most of our supply agreements do not have minimum manufacturing or purchase obligations. As such, we have no obligation to buy any given quantity of products, and our suppliers have no obligation to sell us or to manufacture for us any given quantity of components or products. As a result, our ability to purchase adequate quantities of components or our products may be limited and we may not be able to convince suppliers to make components and products available to us. Our suppliers may also encounter problems that limit their ability to supply components or manufacture products for us, including financial difficulties, damage to their manufacturing equipment or facilities, or product discontinuations. As a result, there is a risk that certain components could be discontinued and no longer available to us. We may be required to make significant “last time” purchases of component inventory that is being discontinued by the supplier to ensure supply continuity. If we fail to obtain sufficient quantities of high quality components to meet demand for our products in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply. Securing a replacement third-party supplier could be difficult.

The introduction of new or alternative suppliers also may require design changes to our products that are subject to domestic and international regulatory clearances or approvals. Because of the nature of our internal quality control requirements, regulatory requirements and the custom and proprietary nature of the components, we may not be able to quickly engage additional or replacement suppliers for many of our critical components. We may also be required to assess any potential new supplier’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. As a result, we could incur increased production costs, experience delays in deliveries of our products, suffer damage to our reputation, and experience an adverse effect on our business and financial results. Failure of any of our third-party suppliers to meet our product demand level would limit our ability to meet our sales commitments to our customers and could have a material adverse effect on our business.

We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA or foreign regulatory authorities, and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to delays in obtaining clearances or approvals, regulatory action including warning letters, product recalls, termination of distribution, product seizures, civil, administrative, or criminal penalties and the suspension or variation. We could incur delays while we locate and engage qualified alternative suppliers, and we may be unable to engage alternative suppliers on favorable terms or at all. Any such disruption or increased expenses could harm our commercialization efforts and adversely affect our ability to generate sales.

In addition, some of our third-party suppliers operate at a facility in a single location. We, and our suppliers, take precautions to safeguard facilities, including acquiring insurance, employing back-up generators, adopting health and safety protocols, and utilizing off-site storage of computer data. However, vandalism, terrorism, or a natural or other disaster, such as an earthquake, fire or flood, could damage or destroy equipment or our inventory of component supplies or finished products, cause substantial delays in our operations, result in the loss of key information, and cause us to incur additional expenses. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our or our suppliers’ facilities could have a material adverse effect on our business, financial condition and operating results.

We rely on third-party contract manufacturers to machine and assemble our products, and a loss or degradation in performance of these contract manufacturers could have a material adverse effect on our business, financial condition and results of operations.

We rely on a small number of third-party contract manufacturers in the U.S. to machine and assemble our products and we only manufacture one of our products onsite. The facilities used by our contract manufacturers to manufacture our product candidates must comply with applicable requirements from FDA and other comparable regulatory authorities. We do not directly control the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with the regulatory requirements, for a significant number of our products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they or we may be subject to enforcement action and other risks related to such noncompliance. Additionally, due to the COVID-19 outbreak, some of our contract manufacturers have also experienced closures, as well as delays and interruptions in their operations, and had difficulties manufacturing our products. As the COVID-19 outbreak continues, we expect that our contract manufacturers may experience additional closures, delays and interruptions. If our contract manufacturers experience closures, delays or interruptions, we may lose revenue, experience manufacturing delays, incur increased costs or otherwise suffer impairment to our customer relationships.

In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If any of these contract manufacturers fails to adequately perform, our revenue and profitability could be adversely affected. Inadequate performance could include, among other things, the production of products that do not meet our quality standards, which could cause us to seek additional sources of manufacturing. Additionally, in the future, our contract manufacturers may decide to discontinue or reduce the level of business they conduct with us. If we are required to change contract manufacturers due to any termination of our relationships with our contract manufacturers, we may lose revenue, experience manufacturing delays, incur increased costs or otherwise suffer impairment to our customer relationships. We cannot guarantee that we will be able to establish alternative manufacturing relationships on similar terms or without delay. Furthermore, our contract manufacturers could require us to move to another one of their production facilities. This could disrupt our ability to fulfill orders during a transition and impact our ability to utilize our current supply chain.

Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our services on a timely basis.

Expedited and reliable shipping is essential to our operations. We rely heavily on providers of transport services for reliable and secure point-to-point transport of our products to our customers and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any products, it would be costly to replace such products in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for our products on a timely basis.

If we are unable to successfully expand our sales management and sales specialist teams, it could negatively impact our sales, and we may not generate sufficient revenue to sustain profitability.

Our revenue and profitability is directly dependable upon the sales and marketing efforts of our sales management and sales specialist teams. We believe it is necessary to utilize sales management and sales specialist teams that have strong sales leadership and technical background specializing in sales and marketing of products for spine surgery procedures. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled members of our sales management and sales specialist teams with significant technical knowledge in various areas. New hires require training and take time to achieve full productivity. If we fail to train new hires adequately, or if we experience high turnover in our sales management and sales specialist teams in the future, new hires may not become as productive as may be necessary to maintain or increase our sales. If we are unable to expand our sales management and sales specialist teams, it could negatively impact our sales, and we may not generate sufficient revenue to sustain profitability.

The loss of any member on our executive management team or our inability to attract and retain highly skilled members of our sales management and marketing teams and engineers could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on the skills, experience and performance of the members of our executive management team. The individual and collective efforts of these executives will be important as we continue to commercialize our existing products, develop new products and technologies and expand our commercial activities. The loss or incapacity of existing members of our executive management team could have a material adverse effect on our business, financial condition and results of operations if we experience difficulties in hiring qualified successors. We do not maintain “key person” insurance for any of our executives or key employees. We have employment agreements with each of the members of our executive management team; however, the existence of these employment agreement does not guarantee our retention of these executives for any period of time.

Our commercial, supply chain and research and development programs and operations depend on our ability to attract and retain highly skilled members of our sales management and marketing teams and engineers. We may be unable to attract or retain qualified member of our sales management and marketing teams or engineers in the future due to the competition for qualified personnel among medical device companies. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified engineers. Recruiting and retention difficulties can limit our ability to support our commercial, supply chain and research and development programs. All of our employees are at-will, which means that either we or the employee may terminate his or her employment at any time. The loss of key employees, failure of any key employee to perform, our inability to attract and retain skilled employees, as needed, or our inability to effectively plan for and implement a succession plan for key employees could have a material adverse effect on our business, financial condition and results of operations.

If our business strategy proves to be flawed, or if we do not successfully implement our business strategy, our business, financial condition and results of operations will be adversely affected.

Our business strategy is based on assumptions about the market that might prove to be flawed. We believe that various demographics and industry-specific trends will help drive growth in the market and our business, but these demographics and trends have been and will continue to be uncertain. Actual demand for our products could differ materially from projected demand if our assumptions regarding these factors prove to be incorrect or do not materialize, or if competitive products, technologies and treatments gain widespread acceptance. To implement our business strategy we need to, among other things, develop and introduce new products and technologies, find new applications for and improve our existing products and technologies, obtain new domestic and international regulatory clearances or approvals for new products and applications, and educate surgeons and third-party payors about the clinical benefits and cost effectiveness of our products and technologies. Additionally, because we are a technology company, we constantly need to improve our existing products and technologies and develop new products and technologies to keep up with technological advances. In addition, in order to increase our sales, we will need to commercialize our products in and expand our sales to new regions, which could result in us becoming subject to additional or different foreign and domestic regulatory requirements, with which we may not be able to comply. Moreover, we may decide to alter or discontinue aspects of our business strategy and may adopt different strategies due to business or competitive factors not currently foreseen, such as new scientific and technological advances that would make our products obsolete. Any failure to implement our business strategy may adversely affect our business, financial condition and results of operations.

We may be unable to manage our anticipated growth effectively, which could make it difficult to execute our business strategy.

We intend to grow our business operations and may experience periods of rapid growth and expansion. This anticipated growth could create a strain on our organizational, administrative and operational infrastructure, including our supply chain operations, quality control, technical support and customer service, sales management and sales specialist teams and general and financial administration, which could make it difficult to execute our business strategy. As our commercial operations and sales volume grow, we will need to continue to increase our workflow capacity for our supply chain, customer service, billing and general process improvements and expand our internal quality assurance program, among other things. These increases in scale or expansion of personnel may not be successfully implemented. Additionally, we may be unable to maintain the quality or delivery timelines of our products or satisfy demand for our products. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. We may implement new enterprise software systems in a number of areas affecting a broad range of business processes and functional areas. The time and resources required to improve our existing systems and procedures and to implement new systems are significant and failure to complete such improvements and implementations in a timely and efficient manner could make it difficult to execute our business strategy.

The requirements of being a public company may divert our management’s attention and affect our ability to attract and retain qualified board members and executive officers.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the Dodd- Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the                  and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. Although we intend to hire additional employees to comply with these requirements as well as to remediate the material weaknesses we identified that include a lack of a sufficient number of professionals with the appropriate level of knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately in accordance with GAAP, we may need to hire even more employees in the future, which will increase our costs and expenses. Additionally, as a public company, it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We will incur significant costs as a result of operating as a public company and our executive management team expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the SEC and                 . Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our executive management team and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the new corporate governance and executive compensation related rules, regulations and guidelines prompted by the Dodd-Frank Wall Street Reform and Consumer Protection Act, and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.

Failure to establish and maintain an effective system of internal controls could result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud in which case, our stockholders could lose confidence in our financial reporting and the market price of our common stock could decline.

After the closing of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of                 . Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an EGC. At such time as we are required to obtain auditor attestation, if we then have a material weakness, we would receive an adverse opinion regarding our internal control over financial reporting from our independent registered accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, including through hiring additional financial and accounting personnel, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. During our evaluation of our internal control, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

We have, and may in the future discover, material weaknesses in our system of internal financial and accounting controls and procedures that could result in a misstatement of our consolidated financial statements. For example, in connection with the audits of our consolidated financial statements for the years ended December 31, 2019 and 2018, we have identified material weaknesses in our internal control over financial reporting. The material weaknesses we identified include that we lack a sufficient number of professionals with the appropriate level of knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately in accordance with GAAP. This material weakness contributed to the Company not being able to (a) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; (b) design and maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions; (c) design and maintain controls over the preparation and review of account reconciliations, journal entries and financial statements, including maintaining appropriate segregation of duties; and (d) design and maintain information technology general controls over the integrity of the data and processes in the information systems used for financial reporting. Each of these control deficiencies could result in a misstatement of accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected, and accordingly, it was determined that these control deficiencies constitute material weaknesses. The material weaknesses resulted in material errors to previously issued financial statements, which required a restatement of such historical previously issued financial statements. We are currently evaluating and implementing procedures to enhance our internal control over financial reporting and address these material weaknesses. However, we cannot assure you that these or other measures will fully remediate the material weaknesses described above in a timely manner, if at all. If we are unable to remediate the existing or future material weaknesses, or otherwise maintain effective internal control over financial reporting, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports in a timely manner. See “Risks Related to Our Financial Condition and Capital Requirements—We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us, our business and the market price of our common stock.”

If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, our stock price and ability to access the capital markets in the future. In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. If we are not able to comply with the requirements of Section 404 in a timely manner or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. In addition, in connection with the future attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stockholders could lose confidence in our reporting and the market price of our common stock could decline. In addition, we could be subject to sanctions or investigations by the                     , the SEC or other regulatory authorities.

If we experience significant disruptions in our information technology systems, our business may be adversely affected.

We are increasingly dependent on information technology for our infrastructure. Our information technology systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems. We depend on our information technology systems, some of which are dependent on services provided by third parties, for the efficient functioning of our business, including accounting, data storage, compliance, purchasing and inventory management. We utilize a cloud-based enterprise resource planning systems. These systems could be damaged or cease to function properly due to any number of causes, such as catastrophic events, power outages, security breaches, computer viruses or cyber-based attacks. We have contingency plans in place to prevent or mitigate the impact of these events, however, if they are not effective on a timely basis, business interruptions could occur which could have a materially adverse effect on our results of operations. While we will attempt to mitigate interruptions, we may experience difficulties in implementing some upgrades or incident-containment steps, which would impact our business operations, or experience difficulties in operating our business during the upgrade or incident, either of which could disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain and otherwise adequately service our customers. In the event we experience significant disruptions as a result of any of these information technology risks, we may be unable to repair our systems or restore normal business operations in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and could have a material adverse effect on our results of operations and cash flows.

Protecting information systems from data theft or corruption, cyber-based attacks, security breaches or privacy violations is critical to the success of our business.

Increased cyber-security threats also pose a potential risk to the security of our information technology systems, as well as the confidentiality, integrity and availability of data stored on these systems. A security breach of this infrastructure, including physical or electronic break-ins, computer viruses, malware attacks by hackers and similar breaches, could result in disclosure or misuse of confidential or proprietary information, including sensitive customer, vendor, employee or financial information. We invest in security technology to protect our data against risks of data security breaches and cyber-attacks, and we have implemented solutions, processes, and procedures to help mitigate these risks at various locations, such as encryption, virus protection, security firewalls and information security and privacy policies.

Nonetheless, the information technology and infrastructure which we rely upon has in the past and may in the future be subject to attacks by hackers and may be breached due to inadequate protective measures undertaken, human errors or omissions, malfeasance or other disruptions. For example, in 2018, a business email compromise led to the misappropriation of an immaterial portion of our funds. Although we have implemented remedial measures promptly following this incident and it did not materially impact our business, we cannot guarantee that our implemented remedial measures, or any future measures, will prevent additional similar or different cyber-attacks. Further, a security breach or privacy violation that leads to unauthorized disclosure of consumer information (including personally identifiable information or PHI (as defined herein)) could harm our reputation, compel us to comply with disparate federal, state and foreign breach notification laws and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If we or our third-party providers are unable to prevent security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, we may be subject to additional legal claims or proceedings, or we may suffer loss of reputation, financial loss and other regulatory penalties, which could have a material adverse impact on our business, financial condition and results of operations. Hackers and other cyber criminals are using increasingly sophisticated and constantly evolving techniques, and we may need to expend substantial additional resources to continue to protect against potential security breaches or to address problems caused by such attacks or any breach of our safeguards.

In addition, a data security breach could distract management or other key personnel from performing their primary operational duties, impair our ability to transact business with our customers, lose access to critical data or systems, or compromise confidential information including trade secrets and other intellectual property, any of which may harm our competitive position, require us to allocate more resources to improved security technologies, or otherwise adversely affect our business.

We are subject to various litigation claims and legal proceedings.

We, as well as certain of our executives and distributors, may be subject to various litigation claims and legal proceedings. Regardless of the outcome, these litigation claims and legal proceedings may result in significant legal fees and expenses, could divert management’s time and other resources and could result in negative publicity which may harm our reputation. If the claims contained in these litigation claims and legal proceedings are successfully asserted against us, we could be liable for damages and be required to alter or cease certain of our business practices or our products or technologies.

We may incur product liability losses, and insurance coverage may be inadequate or unavailable to cover these losses.

Our business exposes us to potential product liability claims and lawsuits that are inherent in the testing, manufacturing and selling of medical devices for spine surgery procedures. Spine surgeries involve significant risk of serious complications, including bleeding, nerve injury, paralysis and even death. Additionally, if surgeons are not sufficiently trained in the use of our products or technologies, they may misuse or ineffectively use our products, which may result in unsatisfactory patient outcomes or patient injury. We could also become the subject of product liability claims and lawsuits alleging that component failures, malfunctions, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients. We have had, and continue to have, a small number of product liability claims and lawsuits relating to our products, and in the future, we may be subject to additional product liability claims and lawsuits.

Regardless of the merit or eventual outcome, product liability claims and lawsuits may result in:

•	decreased demand for our products and technologies;

•	injury to our reputation;

•	significant litigation costs;

•	substantial monetary awards to or costly settlements with patients;

•	product recalls;

•	material defense costs;

•	loss of revenue;

•	the inability to commercialize new products or product candidates; and

•	diversion of management attention from pursuing our business strategy.

Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we may incur. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, it could have a material adverse effect on our business, financial condition and results of operations. Even if a product liability loss is covered by an insurance policy, these policies typically have substantial retentions or deductibles that we are responsible for. In addition, a recall of some of our products, whether or not the result of a product liability claim, could result in significant costs and loss of customers. Further, any claims against us, regardless of their merit, could have a material adverse effect on our business, financial condition and results of operations, strain our management and other resources and could have a material adverse effect on or eliminate the prospects for commercialization or sales of a product or product candidate that is the subject of any such claim.

In addition, any product liability claim brought against us, with or without merit, could result in an increase of our product liability insurance rates. Insurance coverage varies in cost and can be difficult to obtain, and we cannot guarantee that we will be able to obtain insurance coverage in the future on terms acceptable to us or at all.

Although our international business is not substantial, we operate, and intend to expand our operations, in markets outside the U.S., including in regions that are subject to political, economic and social instability and that expose us to additional risks.

Operations in countries outside of the U.S. accounted for approximately 1% of our total revenue for our year ended December 31, 2019. The anticipated growth of our operations outside of the U.S. is accompanied by certain financial and other risks, including:

•	the imposition of additional U.S. and foreign governmental controls or regulations on our products;

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withdrawal from or revision to international trade policies or agreements and the imposition or increases in import and export licensing and other compliance requirements, customs duties and tariffs, import and export quotas and other trade restrictions, license obligations, and other non-tariff barriers to trade;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

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the imposition of U.S. or international sanctions against a country, company, person, or entity with whom we do business that would restrict or prohibit continued business with that country, company, person, or entity;

•	economic instability, including currency risk between the U.S. dollar and foreign currencies, in our target markets;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities, which could result in significant fines, penalties and additional taxes being imposed upon us;

•	difficulties in managing and staffing international operations and increases in infrastructure costs including legal, tax, accounting and information technology;

•	a shortage of high-quality distributors that are able to make international sales;

•	loss of any key personnel who possess proprietary knowledge or are otherwise important to our success in international markets;

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changes in third-party reimbursement policy that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate our reducing selling prices for our products;

•	unexpected changes in foreign regulatory requirements;

•	differing local product preferences and product requirements;

•	changes in tariffs and other trade restrictions, particularly related to the exportation of our biologics products;

•	difficulties in protecting, enforcing and defending intellectual property rights;

•	foreign currency exchange controls that might prevent us from repatriating cash;

•	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	transportation delays and interruptions;

•	national and international conflicts, including foreign policy changes, acts of war or terrorist acts;

•	complex data privacy requirements and labor relations laws; and

•	exposure to different legal and political standards.

Additionally, Brexit, whereby the U.K. is planning to leave the European Union (the “EU”) has had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets. Given the lack of comparable precedent, it is unclear what implications the withdrawal of the U.K. from the EU will have and how such withdrawal could affect, or whether it could have a material adverse effect on, our business, financial condition and operating results. Pursuant to Article 50 of the Lisbon Treaty, the U.K. ceased being a Member State of the EU on January 31, 2020. However, the terms of the withdrawal have yet to be fully negotiated. The implementation period began February 1, 2020 and will continue until December 31, 2020. The impact of the impending Brexit is uncertain and cannot be predicted at this time.

Our operations are vulnerable to interruption or loss due to natural or other disasters, power loss, strikes and other events beyond our control.

A major earthquake, fire or other disaster (such as a major flood, tsunami, volcanic eruption or terrorist attack) affecting our headquarters or our other facilities, or facilities of our suppliers and manufacturers, could significantly disrupt our operations, and delay or prevent product shipment or installation during the time required to repair, rebuild or replace our suppliers’ and manufacturers’ damaged facilities, which delays could be lengthy and costly. If any of our customers’ facilities are negatively impacted by a disaster, shipments of our products could be delayed. Additionally, customers may delay purchases of our products until operations return to normal. Even if we are able to quickly respond to a disaster, the ongoing effects of the disaster could create some uncertainty in the operations of our business. In addition, our headquarters may be subject to a shortage of available electrical power and other energy supplies. Any shortages may increase our costs for power and energy supplies or could result in blackouts, which could disrupt the operations of our affected facilities and harm our business. Concerns about terrorism, the effects of a terrorist attack or political turmoil could have a negative effect on our operations, those of our suppliers and manufacturers and our customers.

Unfavorable media reports or other negative publicity could limit acceptance of our products and technologies and could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable media reports of improper or illegal practices or other negative publicity could limit acceptance of our products and technologies and could have a material adverse effect on our business, financial condition and results of operations. For example, unfavorable media reports of improper or illegal tissue recovery practices, as well as incidents of improperly processed tissue leading to the transmission of disease, may affect the rate of future tissue donation and market acceptance of technologies incorporating human tissue. In addition, negative publicity could cause the families of potential donors to become reluctant to donate tissue to for-profit tissue processors. In the past, the media has reported examples of alleged illegal harvesting of body parts from cadavers and resulting recalls conducted by certain companies selling human tissue-based products affected by the alleged illegal harvesting.

Risks Related to Regulatory Matters

Our products and operations are subject to extensive government regulation and oversight both in the U.S. and abroad, and our failure to comply with applicable requirements could harm our business.

We and our products are subject to extensive regulation in the U.S. and elsewhere, including by the FDA and its foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: (i) design, development and manufacturing; (ii) testing, labeling, content and language of instructions for use and storage; (iii) clinical trials; (iv) product safety; (v) marketing, sales and distribution; (vi) premarket clearance and approval; (vii) recordkeeping procedures; (viii) advertising and promotion; (ix) recalls and field safety corrective actions; (x) post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; (xi) post-market approval studies; and (xii) product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA enforces these regulatory requirements through periodic unannounced inspections among other methods. We do not know whether we will pass any future FDA inspections. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as warning letters, fines, injunctions, civil penalties, termination of distribution, recalls or seizures of products, delays in the introduction of products into the market, total or partial suspension of production, refusal to grant future clearances or approvals, withdrawals or suspensions of current clearances or approvals, resulting in prohibitions on sales of our products and in the most serious cases, criminal penalties.

We may not receive the necessary regulatory clearances or approvals for our future products, and failure to timely obtain necessary regulatory clearances or approvals for our future products would adversely affect our ability to grow our business.

An element of our strategy is to continue to upgrade our products, add new features and expand clearance or approval of our existing products to new indications. In the U.S., before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the FDCA, or approval of a PMA from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA that our products are safe or effective for their intended uses;

•	the disagreement of the FDA with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;

•	serious and unexpected adverse device effects experienced by participants in our clinical trials;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

•	the potential for approval policies or regulations of the FDA to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance. Both the PMA approval and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from 12 to 18 months, or even longer, from the time the application is filed with the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device, which may limit the market for the device.

In the U.S., we have obtained 510(k) premarket clearance from the FDA to market substantially all of our products requiring such clearance. Any modifications to these existing products may require new 510(k) clearance; however, future modifications may be subject to the substantially more costly, time-consuming and uncertain PMA process. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could cause our sales to decline

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals include possible plans to sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. The FDA also announced that it intends to finalize guidance to establish a premarket review pathway for “manufacturers of certain well-understood device types” as an alternative to the 510(k) clearance pathway and that such premarket review pathway would allow manufacturers to rely on objective safety and performance criteria recognized by the FDA to demonstrate substantial equivalence, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. These proposals have not yet been finalized or adopted, and the FDA announced that it would seek public feedback prior to publication of any such proposals, and may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

In order to sell our devices in member countries of the European Economic Area (“EEA”) our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the Conformité Européene, or CE, mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a Member State of the EEA (a “Notified Body”) to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a CE Certificate of Conformity (“CE mark”) following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE mark to our surgical systems, which would prevent us from selling them within the

EEA. We or our distributors will also need to obtain regulatory approval in other foreign jurisdictions in which we plan to market and sell our products.

Modifications to our products may require new 510(k) or de novo clearances or PMA approvals, and may require us to cease marketing or recall the modified products until clearances or approvals are obtained.

Any modification to a 510(k)-cleared product that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) or de novo clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have made modifications to our products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances were not required.

We may make similar modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMAs for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. In addition, the FDA may not approve or clear our products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

We are subject to ongoing and pervasive regulatory oversight and review. Failure to comply with post marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

We are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration and listing of devices. Even after we have obtained the proper regulatory clearance or approval to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following:

•	untitled letters or warning letters;

•	fines, injunctions, consent decrees and civil penalties;

•	recalls, termination of distribution, administrative detention or seizure of our products;

•	customer notifications or repair, replacement or refunds;

•	operating restrictions or partial suspension or total shutdown of production;

•	delays in or refusal to grant our requests for future clearances or approvals or foreign regulatory approvals of new products, new intended uses or modifications to existing products;

•	withdrawals or suspensions of our current 510(k) clearances, resulting in prohibitions on sales of our products;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

•	criminal prosecution.

Any of these actions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.

Certain of our products are derived from human tissue and are or could be subject to additional regulations and requirements.

Some of our biologics products are derived from human tissue, and as a result are also subject to FDA and certain state regulations regarding human cells, tissues and cellular or tissue-based products (“HCT/Ps”). An HCT/P is a product containing or consisting of human cells or tissue intended for transplantation into a human patient. Examples include bone, ligament, skin and cornea.

In the U.S., we are marketing our HCT/Ps pursuant to Section 361 of the Public Health Service Act and 21 CFR Part 1271 of FDA’s regulations. We do not manufacture these HCT/P products, but serve as a distributor for them. So-called Section 361 HCT/Ps are not currently subject to the FDA requirements to obtain marketing authorizations as long as they meet certain criteria provided in FDA’s regulations. In November 2017 the FDA published a guidance document clarifying the meaning and application of the criteria that a product must meet in order to be regulated as a Section 361 HCT/P, and therefore not be subject to the requirement for marketing authorization. In this guidance, the FDA indicated that it would exercise enforcement discretion through November 2020 to give product sponsors time to evaluate the need to submit marketing applications for products that had been marketed without such premarket review but that the FDA believes would be required. As of November 2020, the FDA has stated that it expects to begin to enforce its premarket requirements on products that have been marketed as Section 361 HCT/Ps but do not meet the criteria for such marketing.

The FDA could disagree with the determination that our HCT/Ps meet the criteria to be marketed as Section 361 HCT/Ps and could determine that these products require affirmative marketing authorization from FDA. For example, the FDA has indicated that it believes the Provenda products made from amniotic tissue and fluid will require an affirmative marketing authorization once the FDA’s enforcement discretion period ends in November 2020. If the FDA continues to assert such marketing authorization is necessary and the product has not obtained marketing authorization by November 2020, we may not be able to continue marketing such product, which could have a material and adverse effect on our business. Moreover, if we continue to market products for which a marketing authorization is required but has not been obtained, we could be subject to enforcement action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, seizure of our products or delay in clearance of future products.

HCT/Ps regulated as “361 HCT/Ps” are currently subject to requirements relating to registering facilities and listing products with the FDA, screening and testing for tissue donor eligibility, current Good Tissue Practices when processing, storing, labeling and distributing HCT/Ps, including required labeling information, stringent record keeping and adverse event reporting. Biologic, device or drug HCT/Ps must comply both with the requirements exclusively applicable to 361 HCT/Ps and, in addition, with other requirements, including requirements for marketing authorization. The American Association of Tissue Banks has issued operating standards for tissue banking. Accreditation is voluntary, but compliance with these standards is a requirement to become a licensed tissue bank. In addition, some states have their own tissue banking regulations. In addition, procurement of certain human organs and tissue for transplantation is subject to the National Organ Transplant Act, or NOTA, which prohibits the transfer of certain human organs, including skin and related tissue, for valuable consideration, but permits the reasonable payment associated with the removal, transportation, implantation, processing, preservation, quality control and storage of human tissue and skin. We reimburse tissue banks for their expenses associated with the recovery, storage and transportation of donated human tissue they provide to us for processing. We include in our pricing structure amounts paid to tissue banks to reimburse them for their expenses associated with the recovery and transportation of the tissue, in addition to certain costs associated with processing, preservation, quality control and storage of the tissue, marketing and medical education expenses and costs associated with development of tissue processing technologies. NOTA payment allowances may be interpreted to limit the amount of costs and expenses we can recover in our pricing for our products, thereby reducing our future revenue and profitability. If we were to be found to have violated NOTA’s prohibition on the sale or transfer of human tissue for valuable consideration, we would potentially be subject to criminal enforcement sanctions, which could materially and adversely affect our results of operations.

We are engaged through our sales and marketing team in ongoing efforts designed to educate the medical community as to the benefits of our products and technologies, and we intend to continue our educational activities. Although we believe that NOTA permits payments in connection with these educational efforts as reasonable payments associated with the processing, transportation and implantation of our products, payments in connection with such education efforts are not exempt from NOTA’s restrictions and our inability to make such payments in connection with our education efforts may prevent us from paying our sales representatives for their education efforts and could adversely affect our business and prospects. No federal agency or court has determined whether NOTA is, or will be, applicable to every allograft bone tissue-based material which our processing technologies may generate. Assuming that NOTA applies to our processing of allograft bone tissue, we believe that we comply with NOTA, but there can be no assurance that more restrictive interpretations of, or amendments to, NOTA will not be adopted in the future which would call into question one or more aspects of our method of operations.

Our products must be manufactured in accordance with federal and state regulations, and we could be forced to recall products that were used in past procedures or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA’s Quality System Regulation (“QSR”), which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

We or our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: (i) warning letters or untitled letters; (ii) fines, injunctions or civil penalties; (iii) suspension or withdrawal of approvals or clearances; (iv) customer notifications or repair, replacement, refunds, detention, seizures or recalls of our products; (v) total or partial suspension of production or distribution; (vi) administrative or judicially imposed sanctions; (vii) the FDA’s refusal to grant pending or future clearances or approvals for our products; (viii) clinical holds; (ix) refusal to permit the import or export of our products; (x) and criminal prosecution of us or our employees. Any of these actions could significantly and negatively impact supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and suffer reduced revenue and increased costs.

If treatment guidelines for the spine disorders we are targeting change or the standard of care evolves, we may need to redesign and seek new marketing authorization from the FDA for one or more of our products.

If treatment guidelines for the spine disorders we are targeting or the standard of care for such conditions evolves, we may need to redesign the applicable product and seek new clearances or approvals from the FDA. Our 510(k) clearances from the FDA are based on current treatment guidelines. If treatment guidelines change so that different treatments become desirable, our products can become obsolete, which could have a material adverse effect on our business, financial condition and results of operation.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could have a material adverse effect on our business, financial condition and results of operations.

Surgeons may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our products are misused or used with improper technique, we may become subject to costly litigation by surgeons or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance. In addition, any of the events described above could harm our business.

In addition, our products have been cleared by the FDA for specific indications. We train our sales and marketing team and distributors to not promote our products for uses outside of the FDA-cleared indications for use, known as “off-label uses.” We cannot, however, prevent a surgeon or other healthcare provider from using our products off-label, when in the surgeon’s or healthcare provider’s independent professional medical judgment he or she deems it appropriate. In addition, there may be increased risk of injury to patients if surgeons or other healthcare providers attempt to use our products off-label. Furthermore, the use of our products for indications other than those cleared by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among surgeons, healthcare providers and patients.

If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of a warning or untitled letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

Our products may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could have a material adverse effect on our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. We have in the past conducted several voluntary recalls of our products with lot-specific quality issues. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future. Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales.

If we or our distributors do not obtain and maintain international regulatory registrations or approvals for our products, we will be unable to market and sell our products outside of the U.S.

Sales of our products outside of the U.S. are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the U.S. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations or approvals, can be expensive and time-consuming, and we or our distributors may not receive regulatory approvals in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations or approvals, if required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations, clearances or approvals may significantly differ from FDA requirements. If we modify our products, we or our distributors may need to apply for additional regulatory approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

Regulatory clearance or approval by the FDA does not ensure clearance or approval by regulatory authorities in other countries, and clearance or approval by one or more foreign regulatory authorities does not ensure clearance or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory clearance or approval in one country may have a negative effect on the regulatory process in others.

Legislative or regulatory reforms in the U.S. may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: (i) additional testing prior to obtaining clearance or approval; (ii) changes to manufacturing methods; (iii) recall, replacement or discontinuance of our products; or (iv) additional record keeping.

For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k). Among other things, the FDA announced that it plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals include possible plans to sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to develop and maintain a list device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. The FDA may establish performance criteria for classes of devices for which we or our competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our medical device products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory clearance or approval of our medical device products. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuing guidance, and reviewing and issuing marketing authorizations. It is difficult to predict how these executive actions will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing clearances or approvals that we may have obtained and we may not achieve or sustain profitability.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products and services from being developed, cleared, approved, or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and authorize new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new devices to be reviewed and/or approved or cleared by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the global pandemic of COVID-19, the FDA announced that all domestic and foreign routine surveillance inspections are temporarily postponed, and that pre-approval and for-cause inspections deemed mission critical are being considered on a case-by-case basis. The FDA is continuing to use alternative inspection tools while such routine inspections are postponed, which will continue as conditions warrant. Regulatory authorities outside the U.S. have adopted similar restrictions or other policy measures in response to the COVID-19 outbreak. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Clinical studies are expensive and subject to extensive regulation and their results may not support our product candidate claims or may result in the discovery of adverse effects.

In developing new products or new indications for, or modifications to, existing products, we may conduct or sponsor pre-clinical testing, clinical studies or other clinical research. We may conduct post-market clinical trials of some of our products to gather information about their performance or optimal use. The data collected from these clinical studies may ultimately be used to support additional market clearance or approval for these products or future products. If any of our new products require premarket clinical studies, these studies are expensive, the outcomes are inherently uncertain and they are subject to extensive regulation and review by numerous governmental authorities both in the U.S. and abroad, including by the FDA and, if federal funds are involved or if an investigator or site has signed a federal assurance, are subject to further regulation by the Office for Human Research Protections and the National Institutes of Health.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under current good manufacturing practice, or cGMP, requirements and other regulations.

Failure can occur at any time during the clinical trial process, and even if any of our future premarket clinical studies are completed as planned, we cannot be certain that their results will support our product candidates and/or proposed claims or that the FDA or foreign authorities will agree with our interpretation and conclusions regarding the data they generate. Success in pre-clinical studies and early clinical studies does not ensure that later clinical studies will succeed, and we cannot be sure that the results of later studies will replicate those of earlier or prior studies. The clinical study process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product candidate and may delay development of others. The FDA or foreign regulatory authorities may require us to conduct unanticipated additional clinical trials as part of future product submissions, which could result in additional expenses and delays in bringing new products to the market. Any delay or termination of any future clinical studies would delay the filing of our product submissions and, ultimately, our ability to commercialize our product candidates and generate revenues. In addition, disruptions caused by the COVID-19 outbreak may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned clinical trials. It is also possible that patient subjects enrolled in future clinical studies of our marketed products would experience adverse side effects that are not currently part of the product candidate’s profile and, if so, these findings may result in lower market acceptance, which could have a material and adverse effect on our business, results of operations and financial condition.

If the third parties on which we rely to conduct our clinical studies and to assist us with pre-clinical development do not perform as contractually required or expected, we may not obtain regulatory clearance or approval for or commercialize our products.

We often must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to assist in conducting our clinical studies and other development activities. The third parties with whom we contract for execution of our non-clinical studies and clinical trials play a significant role in the conduct of these studies and trials and the subsequent collection and analysis of data. However, these third parties are not our employees, and except for contractual duties and obligations, we have limited ability to control the amount or timing of resources that they devote to our programs.

Although we rely on third parties to conduct our clinical trials, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with its investigational plan and protocol. Moreover, the FDA and foreign regulatory authorities require us to comply with regulations and standards, including some regulations commonly referred to as good clinical practices, or GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial subjects are adequately informed of the potential risks of participating in clinical trials.

If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory obligations or meet expected deadlines, or if these third parties need to be replaced and we need to enter into new arrangements with alternative third parties (which could be difficult, costly, or impossible), or if the quality or accuracy of the data they obtain is compromised due to failing to adhere to clinical protocols, to applicable regulatory requirements or otherwise, our pre-clinical development activities and clinical studies may be extended, delayed, suspended or terminated. Under these circumstances, we may not be able to obtain regulatory clearance or approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be materially and adversely affected.

We are subject to certain U.S. federal, state and foreign fraud and abuse laws and physician payment transparency laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims and physician payment transparency laws. Our business practices and relationships with healthcare facilities, surgeons and other healthcare providers are subject to scrutiny under these laws. We may also be subject to patient information privacy and security regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Violations of the federal Anti-Kickback Statute may result in substantial civil or criminal penalties, civil penalties under the Civil Monetary Penalties Law, civil penalties under the federal False Claims Act and exclusion from participation in government healthcare programs, including Medicare and Medicaid;

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the federal civil and criminal false claims laws, including the federal civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal healthcare programs that are false or fraudulent. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Private individuals who bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil penalties, including treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (“CHIP”) to report annually to the DHHS Centers for Medicare and Medicaid Services (“CMS”) information related to payments and other transfers of value to physicians (which is defined broadly), teaching hospitals and certain other providers beginning in 2022, and applicable manufacturers to report annually ownership and investment interests held by physicians and their immediate family members. Manufacturers are required to submit annual reports to CMS and failure to do so may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests not reported in an annual submission, and may result in liability under other federal laws or regulations; and

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analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws related to insurance fraud in the case of claims involving private insurers.

These laws and regulations, among other things, constrain our business, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with healthcare facilities, surgeons, other health care providers or other potential purchasers of our products. We have a variety of arrangements with our customers that could implicate these laws, including, among others, our consignment arrangements and our practice of loaning instrument sets to customers at no additional cost. We have also entered into consulting agreements and royalty agreements with surgeons, including some who influence the ordering of or use our products in procedures they perform. We could be adversely affected if regulatory agencies determine our financial relationships with such surgeons to be in violation of applicable laws. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws.

To enforce compliance with the healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management’s attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to.

If our operations are found to be in violation of any of the healthcare laws or regulations described above or any other healthcare regulations that apply to us, we may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, contractual damages, reputational harm, disgorgement and the curtailment or restructuring of our operations.

We are subject to, or may in the future become subject to, U.S. federal, state, and foreign laws and regulations imposing obligations on how we collect, store, use and process information collected from or about patients or their procedures using our products. Our actual or perceived failure to comply with such obligations could harm our business. Ensuring compliance with such legal requirements could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue.

In the conduct of our business, we may at times process personal data, including health-related personal data. In addition to specific healthcare laws and regulations, the U.S. federal government and various states have adopted or proposed laws, regulations, guidelines and rules for the collection, distribution, use and storage of personal information of patients.

In the U.S., HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their business associates that perform services for them that involve individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization, including mandatory contractual terms as well as directly applicable privacy and security standards and requirements. Failure to comply with the HIPAA privacy and security standards can result in significant civil monetary penalties and, in certain circumstances, criminal penalties. State attorneys general can also bring a civil action to enjoin a HIPAA violation or to obtain statutory damages on behalf of residents of his or her state. In addition, state privacy and security laws vary from state to state and, in some cases, can impose more restrictive requirements than U.S. federal law, thus complicating compliance efforts. By way of example, California enacted the California Consumer Privacy Act (the “CCPA”) on June 28, 2018, which went into effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. Failure to comply with the CCPA could result in penalties of up to $7,500 per violation. The CCPA may increase our compliance costs and potential liability. Other states, including New York and Washington, have considered similar bills, which could be enacted in the future. In addition to fines and penalties that may be imposed for failure to comply with state law, some states also provide for private rights of action to patients for misuse of or unauthorized access to personal information.

Any actual or perceived failure by us or the third parties with whom we work to comply with privacy or security laws, policies, legal obligations or industry standards, or any security incident that results in the unauthorized release or transfer of personally identifiable information, may result in governmental enforcement actions and investigations by U.S. federal and state regulatory authorities, fines and penalties, litigation and/or adverse publicity, including by consumer advocacy groups, and could cause our customers, their patients and other healthcare professionals to lose trust in us, which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

We face risks in connection with the ACA or its possible replacement or modifications.

The ACA had introduced unprecedented changes into the US healthcare delivery and payment systems, including generally increasing the number of people with health insurance. Since its enactment, however, there have been judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the current administration to modify, repeal or otherwise invalidate all, or certain provisions of, the ACA. By way of example, the Tax Cuts and Jobs Act of 2017 (the Tax Act), includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because income penalties related to the individual mandate were repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court’s decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court has now agreed to review the case, though it is unclear when or how the Supreme Court will rule. It is also unclear how other efforts to challenge, repeal, or replace the ACA will impact the law or our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 (the “Budget Act”) was signed into law, which, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, were to remain in effect through 2029. The CARES Act temporarily suspended these reductions from May 1, 2020 through December 31, 2020 and extended the sequester an additional year to 2030. On January 2, 2013, the American Taxpayer Relief Act of 2012 (the “American Taxpayer Relief Act”) was signed into law, which, among other things, reduced Medicare payments to several providers, including healthcare facilities, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit reimbursement for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

Our business involves the use of hazardous materials and we and our third-party manufacturers must comply with environmental laws and regulations, which may be expensive and restrict how we do business.

Our third-party manufacturers’ activities may involve the controlled storage, use and disposal of hazardous materials. Our manufacturers are subject to federal, state, local and foreign laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these hazardous materials. We currently carry no insurance specifically covering environmental claims relating to the use of hazardous materials, but we do reserve funds to address these claims at both the federal and state levels. Although we believe the safety procedures of our manufacturers for handling and disposing of these materials and waste products comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of an accident, state or federal or other applicable authorities may curtail our use of these materials and interrupt our business operations. In addition, if an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines, which could be substantial.

Negative publicity concerning methods of tissue recovery and screening of donor tissue in our industry could reduce demand for our regenerative biologics products and impact the supply of available donor tissue.

Media reports or other negative publicity concerning both alleged improper methods of tissue recovery from donors and disease transmission from donated tissue could limit widespread acceptance of some of our regenerative biologics products. Unfavorable reports of improper or illegal tissue recovery practices, both in the U.S. and internationally, as well as incidents of improperly processed tissue leading to the transmission of disease, may broadly affect the rate of future tissue donation and market acceptance of technologies incorporating human tissue. In addition, such negative publicity could cause the families of potential donors to become reluctant to agree to donate tissue to for-profit tissue processors. For example, the media has reported examples of alleged illegal harvesting of body parts from cadavers and resulting recalls conducted by certain companies selling human tissue-based products affected by the alleged illegal harvesting. These reports and others could have a negative effect on our business.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents and other intellectual property rights in the U.S. and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. As of April 10, 2020, we had approximately 307 issued patents and 48 pending patent applications in the U.S. and approximately 90 issued patents and 53 pending patent applications in other parts of the world. Assuming all required fees continue to be paid, as of December 31, 2019, issued U.S. patents owned by us are scheduled to expire between approximately 2023 and 2037. Six issued U.S. design patents directed to the Lucent Ti-Bond are expected to expire between 2020 and 2022. The expiration of patent protection could result in losses of revenue for those products and potentially harm our business. Some of our products are not protected by patents. Some of our products were acquired from third parties. Accordingly, in some cases, the availability and scope of potential patent protection is limited based on prior decisions by those third parties, such as decisions on when to file patent applications or whether to file patent applications at all.

Patent expiration dates may be affected by a number of factors. For example, patent terms may be shortened or lengthened by terminal disclaimers, patent term adjustments, supplemental protection certificates, and patent term extensions. Patent term extensions and supplemental protection certificates, and the like, may be impacted by the regulatory process and may not significantly lengthen patent term. Non-payment or delay in payment of patent fees or annuities, delay in patent filings or delay in extension filing (including any patent term extension or adjustment filing), whether intentional or unintentional, may also result in the loss of patent rights important to our business.

We cannot provide any assurances that any of our patents has, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products and technologies, any additional features we develop for our products or any new products. Other parties may have developed technologies that may be related or competitive to our platform, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patents or patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. The patent positions of medical device companies, including our patent position, may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in a derivation proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products. Further, the U.S. Patent and Trademark Office (USPTO), international trademark offices or judicial bodies may deny our trademark applications and, even if published or registered, these trademarks may not effectively protect our brand and goodwill. Like patents, trademarks also may be opposed, cancelled, or challenged by third parties.

We may not be able to protect our intellectual property rights throughout the world. Filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the U.S. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

We may not be able to correctly estimate or control our future operating expenses in relation to obtaining intellectual property, enforcing intellectual property and/or defending intellectual property, which could affect operating expenses. Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, including the costs of preparing, filing, prosecuting, defending, and enforcing patent and trademark claims and other intellectual property-related costs, including adverse proceedings (such as litigation) costs.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Our assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. We may be subject to claims challenging the inventorship or ownership of our intellectual property. We also may be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

Furthermore, though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors also may be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S., and we may encounter significant problems in protecting our proprietary rights in these countries.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers that do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. Adverse proceedings can be expensive, time-consuming and may divert the efforts of our technical and managerial personnel, which could in turn harm our business, whether or not we receive a determination favorable to us. In addition, a court or other judicial body may decide that the patent we seek to enforce is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patent in question does not cover the technology in question. An adverse result in any proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Some of our competitors may be able to devote significantly more resources to intellectual property proceedings, and may have significantly broader intellectual property portfolios to assert against us if we assert our rights against them. Further, because of the substantial discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be disclosed or otherwise compromised.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products is invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights. The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;

•	any of our pending patent applications may issue as patents;

•	we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;

•	we were the first to make the inventions covered by each of our patents and pending patent applications;

•	we were the first to file patent applications for these inventions;

•	others will not develop similar or alternative technologies that do not infringe our patents;

•	any of our patents will be found to ultimately be valid and enforceable;

•	any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•	we will develop additional proprietary technologies or products that are separately patentable; or

•	our commercial activities or products will not infringe the patents of others.

We rely upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and our collaborators and consultants. We also have agreements with our employees and consultants that obligate them to assign their inventions to us and have non-compete agreements with some, but not all, of our consultants. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

If we are unable to obtain, maintain and enforce intellectual property protection directed to our technology and any future technologies that we develop, others may be able to make, use, import or sell products that are the same or substantially the same as ours, which could adversely affect our ability to compete in the market.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Our registered or unregistered trademarks may be challenged, infringed, circumvented, declared to be descriptive, declared generic or conflict with third-party rights. We may not be able to protect our rights to these trademarks, which we need to build name recognition by potential partners or customers in our markets of interest. In addition, third parties may file first for our trademarks in certain countries. If they succeed in registering such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. In such cases, over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then our marketing abilities may be impacted.

During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Moreover, any name we propose to use with our product candidates in the U.S. must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or impact our stock price.

Our technology and any future products that we commercialize could be alleged to infringe patent rights and other proprietary rights of third parties, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages and/or limit our ability to commercialize our products. Our commercial success will depend in part on not infringing the patents or violating the other proprietary rights of others. Significant litigation and administrative proceedings regarding patent rights occur in our industry. Our competitors in both the U.S. and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Finally, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations. We do not always conduct independent reviews of patents issued to third parties and even when we do, such review may not identify patents of relevance to our business or we may incorrectly conclude that an identified patent is invalid or not relevant to our business. In addition, patent applications in the U.S. and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived, so there may be applications of others now pending or revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties have in the past, and may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect competitors may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid filing rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation and administrative proceedings may increase the risk of business resources and management’s attention being diverted to patent administration and litigation. We have received, and we may in the future receive, letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

Moreover, we may become party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Such proceedings could include supplemental examination or contested post-grant proceedings such as inter partes review, reexamination, interference or derivation proceedings before the U.S. Patent and Trademark Office and challenges in U.S. District Court or before the U.S. International Trade Commission. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can.

Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop making, selling, importing or using products or technologies that allegedly infringe the asserted intellectual property;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others;

•	incur significant legal expenses;

•	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

•	pay the attorneys’ fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive or infeasible; and

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attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times the amount of awarded damages) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. We could encounter delays in product introductions while we attempt to develop alternative methods or products. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products.

Moreover, patent applications in the U.S. and many international jurisdictions are typically not published until 18 months after the filing of certain priority documents (or, in some cases, are not published until they issue as patents) and publications in the scientific literature often lag behind actual discoveries. Thus, we cannot be certain that others have not filed patent applications or made public disclosures relating to our technology or our contemplated technology. A third party may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could further require us to obtain rights, if available, to patents covering such technologies.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. We have received, and may in the future receive, claims from third parties asserting infringement of patents or other intellectual property rights or misappropriation of trade secrets, or offering licenses to such intellectual property. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. At any given time, we may be involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. Litigation may be necessary to establish our intellectual property rights or to defend ourselves by determining the scope, enforceability and/or validity of third-party intellectual property rights. There can be no assurance with respect to the outcome of any litigation brought by or against us, and the outcome of any such litigation could have a material adverse impact on our business, operating results and financial condition. Litigation is inherently unpredictable and outcomes are uncertain. Further, as the costs and outcome of these types of claims and proceedings can vary significantly, it is difficult to estimate potential losses that may occur. Accordingly, we are unable at this time to estimate the effects of these potential future lawsuits on our financial condition, operations or cash flows.

In addition, we generally indemnify our customers and distributors with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeeds or settles, we may be forced to pay damages or settlement payments on behalf of our customers or distributors or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop purchasing and using our products.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to patent protection, we also rely upon copyright and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, to protect our confidential and proprietary information. We cannot guarantee that we have entered into such agreements with each party that may have had access to our confidential information or proprietary technology, or that such agreements, even if in place, will not be circumvented. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

We may be unable to enforce our intellectual property rights throughout the world.

We have a number of international patents and patent applications, and expect to continue to pursue patent protection in many of the significant markets in which we intend to do business. The laws of some foreign countries, do not protect intellectual property rights to the same extent as the laws of the U.S. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop infringement of our foreign patents, if obtained, or the misappropriation of our other intellectual property rights. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in international jurisdictions, our business prospects could be substantially harmed. Moreover, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Patent protection available in one country may not be available in other countries. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. Varying filing dates in international countries may also permit intervening third parties to allege priority to certain technology.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate and we may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. In addition, changes in the law and legal decisions by courts in the U.S. and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property. Certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. In addition, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents.

Third parties may assert ownership or commercial rights to inventions we develop.

Third parties may make claims challenging the inventorship or ownership of our intellectual property. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Recent changes in U.S. patent laws may limit our ability to obtain, defend and/or enforce our patents.

If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products or future products, the defendant could counterclaim that our patent is invalid and/or unenforceable. The defendant may challenge our patents through proceedings before the Patent Trial and Appeal Board (PTAB), including inter partes and post-grant reviews. Proceedings to challenge patents are also available internationally, including for example, opposition proceedings and nullity actions. In patent litigation in the U.S., counterclaims alleging invalidity and/or unenforceability and PTAB challenges are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before the PTAB, even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we may lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

Even if our patents are determined by a court to be valid and enforceable, courts may not interpret them sufficiently broadly to prevent others from marketing products similar to ours or designing around our patents. For example, third parties may be able to make product that are similar to ours but that are not covered by the claims of our patents. Third parties may assert that we or our licensors were not the first to make the inventions covered by our issued patents or pending patent applications. The claims of our issued patents or patent applications when issued may not cover our proposed commercial technologies or the future products that we develop. We may not have freedom to commercialize unimpeded by the patent rights of others. Third parties may have dominating, blocking, or other patents relevant to our technology of which we are not aware. There may be prior public disclosures or art that could be deemed to invalidate one or more of our patent claims. Further, we may not develop additional proprietary technologies in the future, and, if we do, they may not be patentable.

Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the U.S. and in many international jurisdictions, policy regarding the breadth of claims allowed in patents can be inconsistent. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the U.S. are interpreted. Similarly, international courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and international legislative bodies. Those changes may materially affect our patent rights and our ability to obtain issued patents.

We depend on technology that is licensed to us by third parties. Any loss of our rights to this technology could prevent us from selling some of our products.

We hold a few IP licenses and we do not own the IP that underlies these licenses. Our rights to use the licensed IP is subject to the continuation of and compliance with the terms of the licenses. We expect that we may need to enter into additional license agreements in the future. Our business could suffer, for example, if any current or future licenses terminates, if the licensors fail to abide by the terms of the license, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

As we have done previously, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or future products, and we cannot provide any assurances that third-party patents do not exist that might be enforced against our current or future products in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected products, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation.

Licensing of intellectual property involves complex legal, business and scientific issues. Disputes may arise in the future between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our products, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product, or the dispute may have an adverse effect on our results of operation.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may be volatile, and the value of your investment could decline.

Prior to this offering, there has been no public market for our common stock, and stocks of medical device companies have historically experienced volatility. The trading price of shares of our common stock following this offering may fluctuate substantially. Following the closing of this offering, the market price of shares of our common stock may be higher or lower than the initial public offering price, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	actual or anticipated changes or fluctuations in our results of operations;

•	results of our clinical trials and that of our competitors’ products;

•	regulatory actions with respect to our products or our competitor’s products;

•	announcements of new offerings, products, services or technologies, commercial relationships, acquisitions, or other events

•	by us or our competitors;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of healthcare companies, in general, and of companies in the medical device industry in particular;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	negative publicity;

•	whether our results of operations meet the expectations of securities analysts or investors or those expectations change;

•	litigation involving us, our industry, or both;

•	regulatory developments in the U.S., foreign countries, or both;

•	lock-up releases and sales of large blocks of our common stock;

•	additions or departures of key employees or scientific personnel; and

•	general economic conditions and trends.

In addition, if the market for medical device company stocks or the stock market, in general, experiences a loss of investor confidence, the trading price of shares of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of shares of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have a material adverse effect on our business, results of operations and financial condition.

Sales of substantial amounts of our common stock in the public markets, including when the “lock-up” or “market standoff” period ends, or the perception that sales might occur, could reduce the price of shares of our common stock and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock, and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of                     , 2020, upon the closing of this offering, we will have                  shares of common stock outstanding. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended (the “Securities Act”) except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.

Subject to certain exceptions, we, our directors and officers and the holders of substantially all of our common stock, warrants and stock options have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the prior written consent of                      for a period of 180 days from the date of this prospectus. When the lock- up period expires, our security holders will be able to sell shares in the public market subject to any restrictions under the securities laws. In addition,             may, in their discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall, or make it more difficult for you to sell your shares of our common stock at a time and price that you deem appropriate.

Based on shares outstanding as of                     , 2020, the holders of              shares, or approximately         %, of our common stock after this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Because the Kohlberg Funds will beneficially own a significant percentage of our common stock, they will have the ability to control all major corporate decisions and their interests may conflict with your interests as an owner of our common stock and those of the company.

We are controlled by the Kohlberg Funds, which after the completion of this offering, assuming we sell the number of shares of our common stock set forth on the cover page of this prospectus and after giving effect to the recapitalization described elsewhere in this prospectus, will beneficially own approximately         % of the outstanding shares of our common stock (or approximately         % of the outstanding shares of our common stock if the underwriters exercise their option to purchase additional shares in full). Accordingly, the Kohlberg Funds will have the ability to control the election of the majority of our directors and could exercise a controlling interest over our business, affairs and policies, including the appointment of our management and the entering into of business combinations or dispositions and other corporate transactions. The directors they elect will have the authority to incur additional debt, issue or repurchase stock, declare dividends and make other decisions that could be detrimental to stockholders.

The Kohlberg Funds may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests. In addition, concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock.

Additionally, the Kohlberg Funds are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or supply us with goods and services. They may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Stockholders should consider that the interests of the Kohlberg Funds may differ from their interests in material respects.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers, and the Kohlberg Funds, will beneficially own an aggregate of approximately         % of the outstanding shares of our common stock after this offering, based on the number of

shares outstanding as of                     , 2020. As a result, these stockholders will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a manner that is adverse to your interests. This concentration of ownership may have the effect of deterring, delaying, or preventing a change of control of our Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company and might ultimately affect the market price of our common stock.

After the completion of this offering, we will be a “controlled company” under the corporate governance standards of                  and will qualify for exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, assuming we sell the number of shares of our common stock set forth on the cover page of this prospectus and after giving effect to the recapitalization, the Kohlberg Funds will beneficially own approximately         % of the outstanding shares of our common stock (or approximately         % of the outstanding shares of our common stock if the underwriters exercise their option to purchase additional shares in full). As a result, the Kohlberg Funds will hold shares of our common stock representing a majority of the voting power for the election of our directors and we will be a “controlled company” under the corporate governance standards of                                 . As a controlled company, exemptions under                  standards will exempt us from certain                  corporate governance requirements, including the requirements that (i) a majority of our board of directors consists of “independent directors,” as defined under              rules; (ii) that the compensation of our executive officers be determined, or recommended to the board of directors for determination, by majority vote of the independent directors or by a compensation committee comprised solely of independent directors; and (iii) that director nominees be selected, or recommended to the board of directors for selection, by majority vote of the independent directors or by a nominating and corporate governance committee comprised solely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of              corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the              corporate governance standards. See “Management—Status as a Controlled Company.”

There is no existing market for our common stock, and we cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the                  or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any shares of our common stock that you purchase, and the value of such shares might be materially impaired.

In addition, we cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering.

We have broad discretion in the use of net proceeds that we receive in this offering, and if we do not use those proceeds effectively, your investment could be harmed.

The principal purposes of this offering are to create a public market for our common stock, repay our existing indebtedness, redeem our Series A preferred stock, obtain additional working capital and facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering, together with the net proceeds from our $             million of term loan borrowings under our new senior secured credit facilities, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Refinancing of First Lien Credit Facilities and Second Lien Notes,” and available cash to (i) repay approximately $             million of our indebtedness, representing all amounts outstanding under the First Lien Credit Facilities and the Second Lien Notes as of                     , 2020, (ii) redeem, at a redemption price of approximately $             million in the aggregate, all outstanding shares of Series A preferred stock, (iii) repay approximately $             million, representing all amounts outstanding under Series A Notes and Series C Notes as of                     , 2020, and (iv) use any remaining net proceeds for working capital and for general corporate purposes. Accordingly, our management will have broad discretion in the application of the net proceeds to us from this offering. Investors in this offering will need to rely upon the judgment of our management regarding the application of the proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations and financial condition could be harmed.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act of 2002;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements;

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from complying with new or revised financial accounting standards until such time as such standards are applicable to private companies.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company.

We will cease to be an EGC on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the last day of the fiscal year in which we are deemed to be a large accelerated filer under the rules of the SEC.

Because the initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in

this offering, you will experience immediate dilution of $             per share, the difference between the assumed limited public offering price of $             per share, which is the midpoint of the range as set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the pro forma as adjusted net tangible book value per share of our common stock of $            , immediately after giving effect to the issuance of shares of our common stock in this offering. See “Dilution.”

If securities or industry analysts do not publish research or reports about our business, or publish unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us publishes unfavorable commentary about us or changes their opinion of our business prospects, our share price would likely decline. If one or more of these analysts ceases coverage of or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. In addition, the First Lien Credit Facilities and the Second Lien Notes restrict our ability to pay dividends on capital stock, and we expect that our new senior secured credit facilities will include similar restrictions, which will limit our ability to pay dividends on our common stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering contain provisions that could delay or prevent a change in control of our Company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors, or our chief executive officer, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the requirement for the affirmative vote of holders of at least                  of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the management of our business or our amended and restated bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision. These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer, or proxy contest involving our Company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which restricts our stockholders’ ability to bring a lawsuit against us or our directors, officers, or employees in jurisdictions other than Delaware and federal district courts.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of a fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine, except that, the exclusive forum provision will not apply to any suits brought to enforce any liability or duty created by the Exchange Act for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans, industry environment, potential growth opportunities, existing and future products and technologies, product clearance and approvals, future results of our products and our expectations for future operations are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “seek,” “should,” “would,” or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section entitled “Risk Factors,” and the following risks, uncertainties and factors:

•	our inability to achieve or sustain profitability;

•	our inability to compete successfully;

•	our inability to market, sell and improve our existing products and technologies, commercialize our existing products and products in development and develop new products and technologies;

•	the current global COVID-19 outbreak;

•	our inability to demonstrate to surgeons and key opinion leaders the merits of our products and technologies;

•	our inability to persuade hospitals, ambulatory surgery centers and other healthcare facilities to approve the use of our products;

•	if the quality of our products and technologies does not meet the expectations of surgeons or patients;

•	lack of published long-term data supporting superior clinical outcomes enabled by our products or technologies;

•	increased downward pricing pressure on medical services and products caused by industry trends and the proliferation of physician-owned distributorships;

•	failure of surgeons to safely and appropriately use our products or our inability to train surgeons on the safe and appropriate use of our products;

•	unforeseen adverse events or undesirable side effects of our products;

•	our inability to maintain adequate levels of inventory;

•	our strategy proving to be flawed or our inability to successfully implement our business strategy;

•	our inability to manage our anticipated growth;

•	our inability to maintain and expand our network of independent distributors;

•	our inability to successfully expand our sales management and sales specialist teams;

•	loss or degradation in performance of our third-party suppliers and manufacturers;

•	loss of any member on our executive management team;

•	disruptions in our information technology systems;

•	inability to protect our information systems from data theft or corruption, cyber-based attacks, security breaches or privacy violations;

•	political, economic and social instability abroad;

•	natural or other disasters, power loss, strikes and other events beyond our control;

•	negative publicity;

•	our inability to comply with government regulation and oversight both in the U.S. and abroad; and

•	our inability to adequately protect our intellectual property rights.

Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our future results of operations and financial position, business strategy and plans, industry environment, potential growth opportunities, existing and future products, product clearance and approvals, future results of our products and our expectations for future operations may be materially different from what we expect.

USE OF PROCEEDS

We estimate that our net proceeds from this offering of                  shares of our common stock will be approximately $                 million, or $                 million if the underwriters exercise their option to purchase additional shares of our common stock in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering, together with the net proceeds from our $                 million of term loan borrowings under our new senior secured credit facilities, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Refinancing of First Lien Credit Facilities and Second Lien Notes,” and available cash to (i) repay approximately $                 million of our indebtedness, representing all amounts outstanding under the First Lien Credit Facilities and the Second Lien Notes as of                     , 2020, (ii) redeem, at a redemption price of approximately $                 million in the aggregate, all outstanding shares of Series A preferred stock, (iii) repay approximately $                 million, representing all amounts outstanding under Series A Notes and Series C Notes as of                     , 2020, and (iv) use any remaining net proceeds for working capital and for general corporate purposes.

As of December 31, 2019, there was approximately $112.8 million in aggregate principal amount of debt outstanding under the First Lien Credit Facilities, consisting of (i) approximately $65.7 million outstanding under the Term Loan (as defined herein), bearing interest at rates ranging from 7.1% to 8.8% and having a maturity date of April 13, 2023, (ii) approximately $21.5 million outstanding under the Revolving Credit Facility (as defined herein), bearing interest at rates ranging from 7.1% to 8.8% and having a maturity date of April 13, 2022 and (iii) approximately $25.7 million outstanding under the LIFO Revolving Facility (as defined herein), bearing interest at rates ranging from 6.9% to 8.8% and having a maturity date of December 31, 2021. As of December 31, 2019, there was also (i) approximately $25.5 million of debt outstanding under the Second Lien Notes, bearing interest at a rate of 12.4% and having a maturity date of October 31, 2023, (ii) approximately $6.9 million of debt outstanding under Series A Notes, bearing interest at a rate of 12% and having a maturity date of March 5, 2025 and (iii) approximately $0.4 million of debt outstanding under Series C Notes, bearing interest at a rate of 12% and having a maturity date of March 5, 2025. For additional information regarding the First Lien Credit Facilities, the Second Lien Notes, the Series A Notes and the Series C Notes, see “Description of Certain Indebtedness.”

Assuming no exercise of the underwriters option to purchase additional shares of our common stock, each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) by              shares in the number of shares offered by us would increase (decrease) our net proceeds from this offering by $                million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Because we cannot specify with certainty all of the particular uses of our net proceeds, our management will have broad discretion over the use of our net proceeds from this offering. Pending the use of our net proceeds from this offering, we intend to invest the net proceeds in short-term interest-bearing investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock or preferred stock and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. In addition, the First Lien Credit Facilities and the Second Lien Notes restrict our ability to pay dividends on capital stock, and we expect that our new senior secured credit facilities will include similar restrictions, which will limit our ability to pay dividends on our common stock.

We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future indebtedness or preferred securities.

RECAPITALIZATION

On                     , 2020, we completed a 1-for-                 reverse split of our common stock. Immediately prior to this offering, we had common stock and two series of preferred stock outstanding, Series A preferred stock and Series B preferred stock. The Series A preferred stock accrue dividends from the date of issuance at the rate of $0.12 per share per annum. The Series A accruing dividends accrue from day to day, whether or not declared, and are cumulative and non-compounding. The Series A preferred stock is not convertible into common stock and may be redeemed by us at the election of our board of directors on not less than forty days prior written notice at a price per share, payable in cash, equal to $1.06 plus all unpaid Series A accruing dividends through the date of redemption. The Series B preferred stock accrue dividends from the date of issuance at the rate of 12% per annum (computed on the basis of a 365-day year and the actual days elapsed) on the Series B original issue price (initially $1.00 per share), whether or not declared, and are cumulative and compound on a quarterly basis. All accumulated and unpaid Series B accruing dividends accrete to and increase the Series B original issue price on a quarterly basis. The Series B preferred stock is convertible into common stock as described below upon the vote or written consent of the holders of a majority of the then outstanding shares of Series B preferred stock.

We may not declare, pay or set aside any dividends on shares of our capital stock unless the holders of the Series B preferred stock first receive, or simultaneously receive, a dividend on each outstanding share of Series B preferred stock in an amount equal to the Series B accruing dividends then accrued on such share of Series B preferred stock and not previously paid. Similarly, other than the Series B accruing dividends referred to in the immediately preceding sentence, we may not declare, pay or set aside any dividends on shares of our capital stock unless the holders of the Series A preferred stock first receive, or simultaneously receive, a dividend on each outstanding share of Series A preferred stock in an amount equal to the Series A accruing dividends then accrued on such share of Series A preferred stock and not previously paid. In addition, each share of Series B preferred stock, first, and Series A preferred stock, second, is entitled to a preferential payment upon any liquidating distribution by us to holders of our capital stock in an amount equal to, in the case of each share of Series B preferred stock, the greater of the Series B original issue price (as adjusted to reflect any Series B accruing dividends accrued and unpaid thereon, whether or not declared) and the amount per share that would have been payable had such Series B preferred stock converted to common stock immediately prior to such liquidation, distribution or winding up (or deemed liquidation event), and, in the case of each share of Series A preferred stock, $1.06 plus any unpaid Series A accruing dividends, whether or not declared. On any matter presented to our stockholders at any meeting of stockholders (or by written consent in lieu of a meeting), each holder of outstanding shares of Series A preferred stock is entitled to cast, in respect of the shares of Series A preferred stock held by such stockholder, the number of votes equal to 0.5 times the number of shares of Series A preferred stock held by such stockholder and each holder of outstanding shares of Series B preferred stock is entitled to cast, in respect of the shares of Series B preferred stock held by such stockholder, the number of votes equal to the number of shares of Series B preferred stock held by such stockholder.

Immediately prior to this offering, we will convert the outstanding shares of Series B preferred stock into approximately              shares of common stock, determined by multiplying the number of shares of Series B preferred stock held by a stockholder by a fraction, the numerator of which is the Series B original issue price (as adjusted to reflect all Series B accruing dividends accrued and unpaid through the date of conversion) that is currently estimated to be $            , and the denominator of which is the Series B conversion price (as adjusted to reflect the 1-for-                 reverse split of our common stock), equal to $            , rounded down to eliminate any fractional shares (which fractional share amount will be paid in cash based on our initial public offering price). The estimated Series A redemption price is based upon an assumed closing date for this offering of                     , 2020 and an assumed redemption date for the Series A preferred stock of                     , 2020 (the fortieth day following the closing date of this offering). To the extent that the redemption date for this offering occurs before or after such date, the aggregate Series A redemption price will be less or more, as applicable, than such estimated amount by approximately $730.53 per day (or approximately $0.0003 per share per day).

We intend to use a portion of the net proceeds from this offering to redeem all of our outstanding shares of Series A preferred stock. We estimate that the aggregate redemption price for the 2,222,022 outstanding shares of Series A preferred stock will be approximately $             . The estimated Series B accruing dividends is based upon an assumed pricing date for this offering of                     , 2020. To the extent that the pricing date for this offering occurs before or after such date, the aggregate Series B accruing dividends amount will be less or more, as applicable, than such estimated amount by approximately $28,468.55 per day (or approximately $0.0005 per share per day).

References to the “recapitalization” throughout this prospectus refer to the 1-for-             reverse stock split of our common stock, the conversion of our Series B preferred stock into our common stock and the redemption of our Series A preferred stock for cash.

Assuming a pricing date for this offering of                     , 2020, and the Series B accruing dividends amount specified above,              shares of common stock will be outstanding immediately after the recapitalization but before this offering. The actual number of shares of common stock that will be issued as a result of the recapitalization is subject to change based on the actual pricing date for this offering and the related impact on the amount of Series B accruing dividends. See “Description of Capital Stock.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2019, as follows:

•	on an actual basis;

•

on a pro forma basis giving effect to (i) the conversion, immediately prior to this offering, of all of our outstanding shares of Series B preferred stock into an aggregate of                  shares of our common stock, as if such conversion had occurred on December 31, 2019 and (ii) the redemption of all outstanding shares of our Series A preferred stock in connection with this offering at a redemption price currently estimated to be approximately $             , each as if such conversion transaction had occurred on December 31, 2019. The pro forma amounts do not give effect to the payment in cash of the redemption price of our Series A preferred stock given our intention that such payment will occur on the 40th day following the closing of this offering; and

•

and on a pro forma as adjusted basis, giving effect to the pro forma adjustments described above, and giving further effect to (i) the sale of                  shares of our common stock in this offering, assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the application of the net proceeds from this offering as described in the section entitled “Use of Proceeds,” including repayment of the First Lien Credit Facilities and the Second Lien Notes, the payment of the redemption price to the holders of the outstanding shares of Series A preferred stock and the repayment of all amounts outstanding under Series A Notes and Series C Notes and (iii) the debt refinancing.

You should read this information together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information set forth in the sections entitled “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31, 2019
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$1,134	$	$

Long-term debt:
Term Loan (including PIK Interest)(2)	65,653
Revolving Credit Facility (including PIK Interest)(2)	21,480
LIFO Revolving Credit Facility(2)	25,700
Second Lien Notes (including PIK Interest)(2)	25,543
Series A Notes(2)	6,912
Series C Notes(2)	390
Less: Unamortized debt issuance costs	(1,325)
New Senior Secured Credit Facilities(3)	—

Total long-term debt	144,353
Series A Warrants	353

Total long-term debt and Series A Warrants	144,706

Preferred stock:
Series A Stock, $0.001 par value; 50,000,000 shares authorized; 2,222,022 shares issued and outstanding (Liquidation preference of $3,354), actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	$2,561	$	$
Series B Stock, $0.001 par value; 60,000,000 shares authorized; 54,948,945 shares issued and outstanding (Liquidation preference of $75,534), actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	55,011
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 255,000,000 shares authorized; 86,354,918 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	86
Additional paid-in capital	89,862
Accumulated deficit	(211,636)

Total stockholders’ (deficit) equity	(121,688)

Total capitalization	$24,152	$	$

(1)

The pro forma as adjusted data is illustrative only, and our capitalization following this offering will depend on the actual initial public offering price, the number of shares we sell in this offering and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash, additional paid-in capital, total stockholders equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) by 1,000,000 shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted cash, additional paid-in capital, total stockholders equity and total capitalization by $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(2)

As of December 31, 2019, there was (i) approximately $65.7 million outstanding under the Term Loan, (ii) approximately $21.5 million outstanding under the Revolving Credit Facility, (iii) approximately $25.7 million outstanding under the LIFO Revolving Facility, (iv) approximately $25.5 million of debt outstanding under the Second Lien Notes, (v) approximately $6.9 million of debt outstanding under Series A Notes and (vi) approximately $0.4 million of debt outstanding under Series C Notes. We intend to use the net proceeds from this offering, together with the net proceeds from our $         million of term loan borrowings under our new senior secured credit facilities and available cash, to repay all of our current long-term debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Refinancing of First Lien Credit Facilities and Second Lien Notes” and “Use of Proceeds” for more information. The Actual and Pro Forma information shows amounts that exclude any original issue discount and debt issuance costs, which amounted to $1.3 million for all of our current long-term debt. Historical interest expense for the year ended December 31, 2019 related to all of our current long-term debt that will be repaid in connection with the offering was $12.6 million.

(3)

We intend to enter into $         million new senior secured credit facilities. The Pro Forma As Adjusted information shows the amount that excludes any original issue discount and debt issuance costs. We expect that interest expense under the new senior secured credit facilities will be approximately $             on an annual basis. See “Description of Certain Indebtedness” for more information.

The number of shares of our common stock outstanding shown in the foregoing table and calculations excludes:

•	shares of our common stock issuable upon the exercise of stock options under our 2016 Plan at a weighted average exercise price of $ per share; and

•	shares of our common stock issued or reserved for future issuance under our 2020 Plan that will go into effect immediately prior to this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of                     , 2020, our historical net tangible book value (deficit) was $(                 ) million, or $(                 ) per share. Our historical net tangible book value (deficit) represents the amount of our total tangible assets less the amount of our total liabilities and our preferred stock, and our historical net tangible book value (deficit) per share is that number divided by the number of shares of common stock outstanding as of                     , 2020.

As of                     , 2020, our pro forma net tangible book value was $                million, or $                per share. Our pro forma net tangible book value (deficit) represents the amount of our total tangible assets less the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of                     , 2020, assuming the conversion of all outstanding shares of our Series B preferred stock into                  shares of our common stock.

After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                     , 2020 would have been $                million, or $                per share. This represents an immediate increase in net tangible book value of $                per share to existing stockholders and an immediate dilution in net tangible book value of $                per share to purchasers of common stock in this offering. Dilution per share to purchasers of common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by purchasers of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book (deficit) per share at , 2020, before giving effect to this offering	$(	)
Pro forma increase in historical net tangible book value per share attributable to the pro forma adjustment described above

Pro forma net tangible book value per share at , 2020, before giving effect to this offering
Increase in pro forma net tangible book value per share attributable to purchasers of common stock participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to purchasers of common stock in this offering			$

The pro forma as adjusted dilution information discussed above is illustrative only and will depend on the actual initial public offering price.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $                million, or $                per share, and dilution per share to purchasers of common stock in this offering by $                per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares offered by us. Each increase (decrease) by 1,000,000 shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by $                million, or $                per share, and would increase (decrease) dilution per share to purchasers of common stock in this offering by $                per share, assuming the assumed initial public offering price per share remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $                per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $                per share and the dilution to purchasers of common stock in this offering would be $                per share, based on the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes on a pro forma as adjusted basis, as of                     , 2020, (but before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), the differences between the existing stockholders and the purchasers of shares of common stock in this offering with respect to the number of shares purchased from us, the total consideration paid (dollars in thousands, except per share amounts):

	Shares Purchased			Total Consideration			Weighted- average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Purchasers of common stock in this offering

Total		100%		$	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of the total consideration paid by purchasers of common stock in this offering and the total consideration paid by all stockholders by $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares offered by us. Each increase (decrease) by 1,000,000 shares in the number of shares offered by us would increase (decrease) each of the total consideration paid by purchasers of common stock in this offering and the total consideration paid by all stockholders by $                million, assuming the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

•	shares of our common stock issuable upon the exercise of stock options under our 2016 Plan at a weighted average exercise price of $ per share; and

•	shares of our common stock issued or reserved for future issuance under our 2020 Plan that will go into effect immediately prior to this offering.

To the extent that outstanding stock options are exercised, new stock options or warrants are issued, or we issue additional shares of common stock in the future, there will be further dilution to purchasers of common stock in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and the related notes included elsewhere in this prospectus.

The selected consolidated statements of operations data for the years ended December 31, 2019 and 2018 and the selected consolidated balance sheet data as of December 31, 2019 and 2018 are derived from our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any period in the future.

	Year Ended December 31,
(in thousands, except share and per share data)	2019		2018
Consolidated statements of operations data:
Revenue		$95,916		$90,752
Cost of goods sold		32,801		32,159

Gross profit		63,115		58,593
Operating expenses:
Selling, general and administrative		85,320		81,068
Research and development		6,014		6,961
Loss/(gain) on disposal of assets		1,993		(66)
Loss on impairment of goodwill		—		6,611

Total operating expenses		93,327		94,574

Loss from operations		(30,212)		(35,981)
Interest expense		(12,585)		(10,453)
Other income, net		27		54

Loss before income taxes		(42,770)		(46,380)
Income tax expense (benefit)		70		(550)

Net loss		(42,840)		(45,830)
Cumulative dividends earned on redeemable convertible preferred stock		(8,580)		(7,631)

Net loss attributable to common stockholders		$(51,420)		$(53,461)

Net loss per share, basic and diluted		$(0.60)		(0.61)
Weighted-average shares used to compute basic and diluted net loss per share		86,354,918		87,339,197
Pro forma net loss per share, basic and diluted (unaudited)(1)	$		$
Pro forma weighted-average shares used to compute basic and diluted pro forma net loss per share (unaudited)(1)

	As of December 31
(in thousands)	2019	2018
Consolidated balance sheet data:
Cash and cash equivalents	$1,134	$2,457
Working capital(2)	22,762	28,051
Total assets	105,921	125,090
Total long-term debt	144,353	124,497
Total liabilities	170,037	147,997
Series A preferred stock	2,561	1,791
Series B preferred stock	55,011	54,698
Accumulated deficit	(211,636)	(168,796)
Total stockholders’ deficit	(121,688)	(79,396)

(1)

See Note 15 of our consolidated financial statements included elsewhere in this prospectus for the method used to calculate pro forma net loss per common share, basic and diluted, and pro forma weighted-average shares used to compute basic and diluted pro forma net loss per share.

(2)	We define working capital as current assets less current liabilities. See our consolidated financial statements and the related notes included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks, uncertainties and assumptions, such as our plans, objectives, expectations, intentions and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors.” Some of the numbers included herein have been rounded for convenience of presentation.

Overview

We are a medical device company focused on the design, development and commercialization of a comprehensive portfolio of systems, products and technologies for spine surgery procedures, with a strategic focus on MIS procedures. We are an innovation-driven company with a track-record of delivering pioneering and differentiated products and technologies. Our product portfolio consists of innovative spinal fixation systems, interbody implants, surgical instruments and biologics used across a broad spectrum of spine surgery procedures. We offer a comprehensive product portfolio that can address approximately 95% of the spine surgery procedures performed worldwide in 2018 and our systems, products and technologies cover a wide variety of spine disorders, including degenerative conditions, deformities and trauma. We expect to continue to complement our existing product portfolio with new product offerings based on innovative technologies. We believe our comprehensive product portfolio has the potential to enhance the way surgeons operate and to disrupt the spine surgery market.

Our culture of innovation has enabled us to design, develop and commercialize 15 systems representing over 850 products and biologics since the beginning of 2016 that feature our MIS Ultra, Ti-Bond or other differentiated technologies. We plan to continue expanding our portfolio with systems and products that feature our disruptive technologies. In addition to systems and products that feature our MIS Ultra or Ti-Bond technologies, our comprehensive product portfolio includes well-established, innovative hardware products, including cervical and thoracolumbar spinal implant devices and fixation systems, surgical instruments and biologics, each of which are designed to promote healing and recovery.

We have funded our operations primarily through the sales of our products and systems, sales of equity securities and through the incurrence of debt. We generated total revenue of $95.9 million and $90.8 million in the years ended December 31, 2019 and 2018, respectively, representing a growth rate of 5.7%, and generated revenue from our Featured Products of $83.0 million and $71.4 million in the years ended December 31, 2019 and 2018, respectively, representing a growth rate of 16.2%. We incurred net losses of $42.8 million and $45.8 million for the years ended December 31, 2019 and 2018, respectively, and we expect to continue to incur net losses for the foreseeable future as we to continue to incur significant product development, clinical and regulatory, sales and marketing and other expenses.

Components of Results of Operations

Revenue

We derive our revenues primarily from the sale of spinal fixation systems, interbody implants, surgical instruments and biologics used in the treatment of spine disorders, which we sell to three types of customers: (i) hospitals, (ii) ambulatory surgery centers and (iii) stocking distributors. Revenue is recognized when control of the promised goods is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods. Transfer of control generally occurs when the product has been used in a surgical procedure or upon shipment to third-party customers who immediately accept title to such product. We generally do not allow returns of products, and therefore do not reduce revenue by estimates of potential future product returns and other allowances for our sales to hospitals and surgery centers. For our sales to stocking distributors, we do make certain accommodations with regard to replenishment and reduce revenue by estimates of potential future product returns and other allowances. Provisions for product returns and other allowances are recorded as a reduction to revenue in the period sales are recognized. We estimate the amount of sales returns and allowances that will eventually be incurred based on historical experience and current/forecasted performance. There are no other forms of variable consideration such as discounts, list price discounts, rebates, volume discounts and customer payment penalties that we estimated to reduce our transaction price.

As part of the Combination, we designated each product in our product portfolio as either a “Featured Product” or a “Certain Legacy Product.” Featured Products are our leading products and systems, as well as any future products and systems we commercialize, in which we are or have been actively marketing and investing since 2018. Investments in Featured Products include, but are not limited to, investments in (i) additional instrument sets, (ii) research and development of system improvements and line extensions, (iii) commercial, marketing and branding campaigns and (iv) real-world analysis and clinical studies. Certain Legacy Products are products and systems that we continue to sell, but have not actively invested in, other than production costs, since 2018.

Costs of Goods Sold and Gross Profit

Cost of goods sold includes all direct product costs, manufacturing costs and royalties on the sale of certain products. Depreciation expense is included in manufacturing costs for all of 2018 and through June 13, 2019 due to manufacturing that was previously performed at our Marietta Facility. On June 13, 2019, we sold certain tangible assets associated with manufacturing capabilities of our Marietta Facility (as described in Note 3 to our consolidated financial statements included elsewhere in this prospectus), therefore, for the period from June 13, 2019 to December 31, 2019, there was no depreciation expense included in manufacturing costs. Specific provisions for excess or obsolete inventory are also included in cost of goods sold.

Operating Expenses

Selling, General and Administrative

Our selling, general and administrative expenses consist primarily of sales commissions to independent sales agents, cost of medical education and training, payroll and other headcount related expenses and maintenance expense, stock-based compensation, marketing expenses, expenses for information technology, legal, human resources, insurance, finance, facilities and management.

Research and Development

Research and development expense consists of costs associated with the design, development, testing and enhancement of our products and includes salaries and related employee benefits, research-related overhead expenses and fees paid to external service providers. We expect to incur additional research and development costs as we continue to design and commercialize new products.

Non-Operating Expenses

Interest Expense

Interest expense includes cash paid for interest, accrued interest and non-cash interest expense related to the amortization of deferred financing costs and other non-cash charges associated with our Credit Facilities. Interest expense also includes the amortization of certain capitalized costs associated with debt modifications that we undertook in both 2019 and 2018.

Results of Operations

The following table sets forth our results of operations for the year ended December 31, 2019 and 2018:

	Year Ended December 31,
(in thousands)	2019	% of Revenue	2018	% of Revenue	% YoY Change
Revenue	$95,916	—	$90,752	—	5.7%
Cost of goods sold	32,801	34.2%	32,159	35.4%	2.0

Gross profit	63,115	65.8	58,593	64.6	7.7
Operating expenses:
Selling, general and administrative	85,320	89.0	81,068	89.3	5.2
Research and development	6,014	6.3	6,961	7.7	(13.6)
Loss/(gain) on disposal of assets	1,993	2.1	(66)	*	*
Loss on impairment of goodwill	—	*	6,611	7.3	*

Total operating expenses	93,327	97.3	94,574	104.2	(1.3)

Loss from operations	(30,212)	(31.5)	(35,981)	(39.6)	(16.0)
Interest expense	(12,585)	(13.1)	(10,453)	(11.5)	20.4
Other income, net	27	*	54	*	*
Loss before income taxes	(42,770)	(44.6)	(46,380)	(51.1)	(7.8)
Income tax expense (benefit)	70	*	(550)	*	*

Net loss	$(42,840)	(44.7)	$(45,830)	(50.5)	(6.5)

*	No meaningful percent change.

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Revenue

Revenues were $95.9 million for the year ended December 31, 2019 compared to $90.8 million for the year ended December 31, 2018, representing an increase of $5.2 million, or 5.7%. Revenue growth was primarily driven by volume growth from our Featured Products and was partially offset by an expected decrease in volume from our Certain Legacy Products. Revenues from Featured Products were $83.0 million for the year ended December 31, 2019 compared to $71.4 million for the year ended December 31, 2018, representing an increase of $11.5 million, or 16.2%. This increase was partially offset by a year over year decline in revenue of $6.4 million, or 33.2%, for Certain Legacy Products.

Factors driving this growth were investments in new instrument sets and inventory for the existing Featured Products, as well as the commercial launch of several disruptive new technologies. We invested in a number of additional instrument sets for existing flagship product systems, including the Overwatch and Mercury Thoracolumbar Fixation Systems, Magnum+ Standalone Lumbar Interbody System, and Lucent Lumbar Interbody System. In addition, the first full year of commercialization of the Lucent XP Interbody Device System, as well as the initial launch of the Katana Lateral Access System provided additional revenue streams as compared to the prior year. Revenue growth from the Featured Products was partially offset by the expected decline of Certain Legacy Products from the prior year, as we transitioned a number of existing surgeon customers using Certain Legacy Products to comparable systems within our portfolio of the Featured Products.

The following table presents total revenues for the Featured Products and Certain Legacy Products for the year ended December 31, 2019 and 2018:

	Year Ended December 31,
(in thousands)	2019	% of Revenue	2018	% of Revenue	% YoY Change
Featured Products	$82,978	86.5%	$71,388	78.7%	16.2%
Certain Legacy Products	12,938	13.5	19,364	21.3	(33.2)

Total	$95,916		$90,752

Cost of Goods Sold & Gross Profit

Cost of Goods Sold were $32.8 million and $32.2 million for the years ended December 31, 2019 and December 31, 2018, respectively, representing an increase of $0.6 million, or 2.0%. The primary driver of the increase was increased sales volume and the associated variable production costs. This was offset by the realization of cost savings resulting from the Combination and the resulting transition to a fully outsourced manufacturing model.

Gross profit was $63.1 million for the year ended December 31, 2019 compared to $58.6 million for the year ended December 31, 2018, representing an increase of $4.5 million, or 7.7%. Gross profit margin percentage increased to 65.8% from 64.6% for the year ended December 31, 2019 compared to December 31, 2018. The increase in gross profit was due primarily to the increased volume of sales achieved in the year ended December 31, 2019 resulting from the investment in additional instrument sets and inventory for our Featured Products discussed above. The increase in gross profit margin percentage was due primarily to greater operating leverage over our fixed expenses resulting from the higher volume of sales in the year ended December 31, 2019 and the realization of cost savings resulting from the Combination.

Operating Expenses

Selling, General, and Administrative

Selling, general, and administrative expenses were $85.3 million for the year ended December 31, 2019 compared to $81.1 million for the year ended December 31, 2018, representing an increase of $4.3 million, or 5.2%. The increase was primarily driven by higher sales commission expense, as well as higher sales compensation expense resulting from headcount additions to the internal sales management team. Headcount additions were strategically made to drive revenue growth from Featured Products and new technology launches.

Research and Development

Research and development expenses were $6.0 million for the year ended December 31, 2019 compared to $7.0 million for the year ended December 31, 2018, representing a decrease of $1.0 million, or 13.6%. The decrease was primarily attributable to multiple disruptive new technologies moving from development to initial surgical cases and commercialization phases, including the Lucent XP Interbody Device System, Karma Fixation System and Katana Lateral Access System.

Loss on Impairment of Goodwill

Our loss on impairment of goodwill was $6.6 million for the year ended December 31, 2018. In the year ended December 31, 2018, we impaired all of the goodwill associated with the legacy Amendia reporting unit, as discussed further in Note 1 of our consolidated financial statements included elsewhere in this prospectus.

Non-Operating Expenses

Interest Expense

Interest expense was $12.6 million for the year ended December 31, 2019 compared to $10.5 million for the year ended December 31, 2018, representing an increase of $2.1 million, or 20.4%. The increase was primarily driven by an increase in our line of credit during the year, which was used to finance investments in new instrument sets and inventory, as well as increases in sales commission expense, research and development, clinical, and marketing expenses related to new product launches, and increases to payroll and benefits related to new hires.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses and anticipate that our losses will continue in the near term. We have incurred recurring losses since inception, including net losses of $42.8 million and $45.8 million for the fiscal years ended December 31, 2019 and December 31, 2018, respectively. We expect our operating expenses will continue to grow as we expand our product portfolio and penetrate further into new and existing markets. In addition, COVID-19 pandemic has resulted in patients delaying or foregoing non-urgent spine surgery procedures to avoid hospitals and other healthcare facilities and comply with quarantine and similar directives from local and national health and government officials which has had a significant impact on our operations in the form of a rapid decrease in revenue and cash flows beginning in March 2020. Specifically, based on our preliminary assessment thus far, COVID-19 had a negative impact on our business, results of operations and financial position for the three months ended March 31, 2020 and, despite some recovery, we expect it may have a negative impact on our business, results of operations and financial position in future periods, including the six months ending June 30, 2020. We will need to generate significant revenue to achieve profitability. To date, our primary sources of liquidity have been cash generated from sales of products, historical equity and debt financings, and borrowings under our revolving lines of credit. As of December 31, 2019, the Company had total long-term debt of $144.4 million, which has been under a forbearance agreement since July 2018 for failure to make principal and interest payments, an accumulated deficit of $211.6 million, $1.1 million of cash and cash equivalents, $22.8 million of working capital and $4.3 million of additional borrowings available under the LIFO Revolving Facility. Our revolving line of credit is available for working capital requirements, capital expenditures and other general corporate purposes.

As we have incurred operating losses, a successful transition to profitability is dependent upon achieving a level of revenues adequate to support our cost structure. This may not occur and, unless and until it does, we will continue to need to raise additional capital.

Our management assessed our liquidity position and cash requirements as part of the December 31, 2019 financial statement preparation process and concluded that there is substantial doubt about our ability to continue as a going concern. See Note 1 of our consolidated financial statements included elsewhere in this prospectus. Additionally, our auditors have issued a going concern opinion on our consolidated financial statements for the year ended December 31, 2019, expressing substantial doubt that we can continue as an ongoing business due to our limited amount of liquidity, recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, the need to raise additional capital to finance our near term and future operations, and the impact of COVID-19. We have implemented programs designed to improve results and future cash flows such as product rationalization, inventory management, product branding and pricing, customer incentives and personnel management, as well as outsourced manufacturing previously performed at our Marietta Facility to third-party contract manufacturers. Based on our current strategic business plan, we believe our current cash, anticipated borrowing capacity under our new senior credit facilities, cash receipts from sales of our products and net proceeds from this offering, will be sufficient to meet our anticipated cash requirements into                     . For more information about our new senior credit facilities, see “—Indebtedness—Refinancing of First Lien Credit Facilities and Second Lien Notes.”

As described elsewhere in this prospectus, we intend to consummate a debt refinancing in connection with this offering pursuant to which we intend to refinance all amounts outstanding under the First Lien Credit Facilities and the Second Lien Notes, each of which is subject to existing events of default as further described below, including accrued and unpaid interest, prepayment penalties, fees and expenses related thereto, with the proceeds from a new senior secured credit facilities and a portion of the proceeds from this offering. See “—Refinancing of First Lien Credit Facilities and Second Lien Notes.” Following such debt refinancing, all outstanding commitments under the Amended Credit Agreement governing the First Lien Credit Facilities and the Amended Note Purchase Agreement governing the Second Lien Notes will be terminated. Additionally, we intend to use a portion of the net proceeds from this offering to repay all amounts outstanding under Series A Notes and Series C Notes. For more information, see “Use of Proceeds.”

Existing Indebtedness

First Lien Credit Facilities

In April 2016, in connection with the Initial Acquisition, we entered into (i) an initial credit agreement (the “Initial Credit Agreement”) consisting of a $50.0 million term loan and a $6.0 million delayed draw term loan, and (ii) the Revolving Credit Facility for a $15.0 million commitment. We used all of the proceeds from the term loan to finance the Initial Acquisition. Both term loans bear interest at LIBOR + 5% subject to a 1% LIBOR floor. The deferred draw term loan agreement incurred a 1% interest charge on the unused portion. The Initial Credit Agreement was secured by substantially all of our property and assets and provided for certain financial covenants including a maximum capital expenditures limit, leverage ratio and fixed charge coverage ratio.

In April 2017, in connection with the Combination, we entered into the Credit Agreement which amended and restated the Initial Credit Agreement and resulted in an increase of the Term Loan and the retirement of the delayed draw term loan, which had its $2.6 million outstanding balance rolled into the Term Loan and an increase of the borrowing capacity under the Revolving Credit Facility. The Credit Agreement was subsequently amended in July 2018, May 2019, June 2019 and March 2020 to, among other things, increase the amount of revolving loans available thereunder, adjust financial covenants, extend the deadline for delivery of certain financial statements and permit the disposition of certain assets owned by us. See “Description of Certain Indebtedness” for more information. After giving effect to these amendments, the Amended Credit Agreement provides for the First Lien Credit Facilities consistent of (i) a $62.7 million Term Loan, (ii) a $20 million Revolving Credit Facility and (iii) a $50 million LIFO Revolving Facility. See “—Term Loan,” “Revolving Credit Facility,” “LIFO Revolving Facility” and “Description of Certain Indebtedness” for more information.

In July 2018, we had an event of default, which included our failure to pay principal and interest under the Credit Agreement. Following this event of default, the lenders agreed to forbear from exercising its rights with respect to the existing events of default. We entered into a forbearance agreement and first amendment to the Credit Agreement (the “Forbearance Agreement”) whereby principal and interest payments are not due until the occurrence of one of the termination events (as defined in the Forbearance Agreement) and the lender agreed to make revolving loans subject to the terms and conditions of the Forbearance Agreement. Among other things, the Forbearance Agreement: (i) modified the original principal payment schedule for the Term Loan; (ii) included a PIK Interest option in which we, at our discretion, may elect to pay up to 4.1% per annum of the applicable interest rate in kind by adding the amount of the applicable accrued interest to the outstanding principal amount. All interest due under the Forbearance Agreement that was payable on or after July 1, 2018, which was not paid in cash was deemed to have been paid in kind by adding the amount to the then outstanding principal balance of the First Lien Credit Facilities and therefore constitute PIK Interest; PIK Interest was payable on the earlier of June 30, 2020 or the maturity date of the applicable Term Loan, Revolving Credit Facility or LIFO Revolving Facility; (iii) prohibited us from making any related-party management fee payments; and (iv) modified certain covenants by granting us a waiver for delivery of our financial statements until September 2019.

Under the Forbearance Agreement, we are required to comply with certain covenants including a maximum capital expenditures limit for the first fiscal year ending after June 30, 2020 and any applicable fiscal year thereafter, a leverage ratio calculated quarterly and minimum fixed charge coverage ratio calculated quarterly.

In May 2019 and June 2019, the Credit Agreement was further amended to provide for additional time to deliver audited financial statements. In June 2019, the Credit Agreement was amended to add provisions relating to the sale of certain assets from our Marietta Facility in connection with the internal reorganization that was completed in June 2019 requiring us to reinvest proceeds from the sale back into the company. In June 2019, we also entered into a first amendment to the Forbearance Agreement and another amendment to the Credit Agreement, which provided (i) an 18-month extension to the covenant forbearance period to December 31, 2021, (ii) for the first net leverage measurement period to commence upon the quarter ended March 31, 2021, (iii) for an expansion of the LIFO Revolving Facility by an incremental $15.0 million, (iv) for the PIK Interest option to expire on June 30, 2021 and for the quarterly interest to be paid in cash to resume thereafter, and (v) for the accumulated PIK Interest payment to extend to December 31, 2021.

On March 13, 2020, we entered into another amendment to the Credit Agreement and certain other agreements entered into in connection therewith. This amendment increased available line of credit by $20.0 million under the LIFO Revolving Facility to provide us with additional liquidity, with the increase guaranteed by an affiliate of Kohlberg, and extended our compliance with the leverage ratio and minimum fixed charge coverage ratio to March 31, 2022.

Term Loan

The Initial Credit Agreement provided for a $50.0 million Term Loan. In connection with the Combination, the Term Loan was increased to approximately $62.7 million in April 2017. As of December 31, 2019, approximately $65.7 million was outstanding under the Term Loan and the interest rates ranged from 7.1% to 8.8%. The Term Loan matures on April 13, 2023.

Revolving Credit Facility

In April 2016, in connection with the Initial Acquisition and as part of the Credit Agreement, we entered into a $15.0 million Revolving Credit Facility. In connection with the Combination, the maximum borrowing capacity under the Revolving Credit Facility was increased to $20.0 million in April 2017. In July 2018, a 4.1% PIK Interest option was added and in 2019, the PIK option was extended to June 30, 2021 with PIK Interest payable on December 31, 2021. As of December 31, 2019, approximately $21.5 million was outstanding under the Revolving Credit Facility and the interest rates ranged from 7.1% to 8.8%. As of December 31, 2019, $1.5 million of PIK interest remained outstanding. The Revolving Credit Facility matures on April 13, 2022.

LIFO Revolving Facility

In July 2018, in connection with the Forbearance Agreement, we entered into the LIFO Revolving Facility. The LIFO Revolving Facility was originally issued for a $15.0 million commitment and was guaranteed by an affiliate of Kohlberg. In 2019, the maximum borrowing capacity under the LIFO Revolving Facility was increased to $30.0 million and remained guaranteed by an affiliate of Kohlberg. As of December 31, 2019, approximately $25.7 million was outstanding under the LIFO Revolving Facility and interest rates ranged from 6.9% to 8.8%. In March 2020, the available line of credit under the LIFO Revolving Facility was increased by $20.0 million, all of which was drawn. The LIFO Revolving Facility matures on December 31, 2021.

Second Lien Notes

In April 2016, in connection with the Initial Acquisition, we entered into the Note Purchase Agreement governing the Second Lien Notes. We used all of the net proceeds from the Second Lien Notes to finance the Initial Acquisition. The Note Purchase Agreement was amended in April 2017, July 2018, May 2019, June 2019 and March 2020 to, among other things, permit an increase in the Term Loan and the establishment of the LIFO

Revolving Facility, adjust financial covenants, extend the deadline for delivery of certain financial statements, and permit the disposition of certain assets owned by us. The first amendment in April 2017 extended the maturity date of the Second Lien Notes to October 31, 2023. The second amendment in July 2018 was entered into in connection with the Forbearance Agreement referenced above as we were in default regarding required interest payments that were due, which provided that all interest be added to the principal through June 2020 rather than paid in cash. The sixth amendment in June 2019 extended the PIK Interest provision for all interest to December 2021 and the requirements to meet certain financial covenants to March 2021.

After giving effect to these amendments, the Amended Note Purchase Agreement provides for $20.0 million in the Second Lien Notes that mature on October 31, 2023, all of which were outstanding as of December 31, 2019. As of December 31, 2019, the interest rate was 12.4%. The Second Lien Notes include a 1% PIK Interest option that must be elected on a quarterly basis. The Second Lien Notes are secured by substantially all of our property and other assets and provide for certain financial covenants including a leverage ratio and fixed charge ratio.

Covenant Compliance

Our Credit Agreement and Second Lien Notes include a covenant that required us to deliver our fiscal year 2019 annual financial statements within 120 days of the end of the fiscal year and, in connection therewith, also include an automatic five-business day cure period for us to deliver our fiscal year 2019 annual financial statements before an event of default would be deemed to occur. Beginning on April 29, 2020 and continuing until May 6, 2020, we were not in compliance with the covenant requiring us to deliver our fiscal year 2019 annual financial statements within the 120 day time period. However, upon the issuance of the financial statements on May 6, 2020, we delivered our fiscal year 2019 annual financial statements, which was within the five-business day cure period so no event of default occurred under our Credit Agreement and Second Lien Notes. We were in compliance with all other applicable covenants under our Credit Agreement and Second Lien Notes as of December 31, 2019 and as of the issuance of the 2019 financial statements on May 6, 2020.

Series A Notes

On March 5, 2018, we issued Series A Notes in an aggregate principal amount of approximately $7.6 million to certain stockholders who were physicians or entities for the benefit of physicians in exchange for the shares of our common stock and Series A preferred stock held by such stockholder. As of December 31, 2019, we had outstanding approximately $6.9 million in aggregate principal amount of Series A Notes. The unpaid principal balance of each Series A Note bears simple interest from the March 5, 2018 at a fixed annual rate of 12% accruing daily, based on a 365-day year, and the principal amount of each Series A Note together with all unpaid interest accrued thereon is due and payable on March 5, 2025. Series A Notes may be prepaid at any time without premium or penalty.

In March 2019 and April 2019, two holders of Series A Notes exchanged their notes with principal balances of $0.4 million and $0.2 million, respectively, for 341,680 shares and 190,342 shares, respectively, of the Series A Preferred Stock. The Series A Notes exchanged were owned by non-physicians who had purchased them from the physician-owner at the carrying value prior to the exchange.

Series C Notes

On March 5, 2018, we issued Series C Notes in an aggregate principal amount of approximately $0.7 million to certain physician stockholders in exchange for the shares of our Series B preferred stock held by such stockholder. As of December 31, 2019, we had outstanding approximately $0.4 million in aggregate principal amount of Series C Notes. The unpaid principal balance of each Series C Note bears simple interest from the March 5, 2018 at a fixed annual rate of 12% accruing daily, and compounding quarterly, based on a 365-day year, and the principal amount of each Series C Note together with all unpaid interest accrued thereon is due and payable on March 5, 2025. Series C Notes may be prepaid at any time without premium or penalty.

In March 2019, a holder of Series C Notes exchanged his notes with a principal balance of approximately $0.3 million for 250,711 shares of the Series B Preferred Stock. The Series C Notes exchanged were owned by a non-physician who had purchased them from the physician-owner at the carrying value prior to the exchange.

Series A Warrants

In connection with the issuance of Series A Notes and Series C Notes, we also issued Series A Warrants to purchase Series A Notes to certain physician stockholders in exchange for vested options to purchase shares of our common stock. As of December 31, 2019, we had outstanding Series A Warrants to purchase an aggregate of approximately $0.8 million in aggregate principal amount of Series A Notes. Series A Warrants are exercisable until dates ranging from June 2026 through August 2027, subject to earlier termination in accordance with the terms of Series A Warrants. The exercise price per $1 principal amount of Series A Notes underlying Series A Warrants is $1 and any Series A Notes issuable upon exercise of Series A Warrants will pay interest accrued from March 5, 2018 through the maturity date, March 5, 2025, or earlier date of prepayment.

Refinancing of First Lien Credit Facilities and Second Lien Notes

We intend to consummate a debt refinancing in connection with this offering pursuant to which we intend to refinance all amounts outstanding under the First Lien Credit Facilities and the Second Lien Notes with the proceeds from a new senior secured credit facilities and a portion of the proceeds from this offering. We do not expect to consummate this offering unless we concurrently consummate the debt refinancing.

Commitments and Contractual Obligations

In the normal course of business, we enter into various contractual obligations that impact, or could impact, our liquidity. The table below outlines our projected cash payments for material obligations at December 31, 2019. Also refer to Note 10 to our consolidated financial statements included elsewhere in this prospectus for further information on our commitments and contractual obligations. The following table sets forth our commitments and contractual obligations as of December 31, 2019 for the periods indicated:

	Payments Due by Period:
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debt obligations(1)	$98,498	—	$15,670	$75,526	$7,302
Lines of credit(2)	47,180		47,180
Interest expense on long-term debt(3)(4)	48,783	$4,443	26,129	12,072	6,139
Operating lease obligations	2,004	1,124	880	—	—
Purchase commitments(5)	12,565	12,565	—	—	—

Total	$209,030	$18,132	$89,859	$87,598	$13,441

(1)

Represents the aggregate principal amount due under the Term Loan (including PIK Interest as of December 31, 2019), Second Lien Notes (including PIK Interest as of December 31, 2019), Series A Notes and Series C Notes.

(2)	Represents the aggregate principal amount due under the Revolving Credit Facility (including PIK Interest as of December 31, 2019) and LIFO Revolving Facility.
(3)

The interest rate expense date on the debt includes interest due on our lines of credit. It is calculated based on the amounts outstanding as of December 31, 2019, and is based on the rates in effect at that time for each form of debt obligations.

(4)

The obligations shown above for future interest expense on long-term debt include the element of interest expense that is considered PIK. PIK Interest involves the deferral of cash interest payments until a specified future point in time, as the interest payments are capitalized into principal. The future PIK Interest payments are included in the table as an obligation in the appropriate periods based on when they are due according to terms of the specific debt arrangement.

(5)	Represents open purchase orders in the ordinary course of business.

The table above does not include the impact of our outstanding Series A Warrants to purchase approximately $0.8 million in aggregate principal amount of additional Series A Notes, as the timing of settlement is uncertain. The fair value of these Series A Warrants is $0.4 million and is included in Other long-term liabilities in our consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Cash and Cash Equivalents

We had cash and cash equivalents totaling approximately $1.1 million and $2.5 million at December 31, 2019 and December 31, 2018, respectively. The following table sets forth our cash flows from operating, investing and financing activities for the periods indicated:

	Year Ended December 31,
(in thousands)	2019	2018
Net cash used in operating activities	$(10,422)	$(14,876)
Net cash used in investing activities	(4,403)	(4,244)
Net cash provided by financing activities	13,502	20,246

Net (decrease) increase in cash and cash equivalents	$(1,323)	$1,126

Net Cash Used in Operating Activities

Net cash used in operating activities was $10.4 million for the year ended December 31, 2019 compared to $14.9 million for the year ended December 31, 2018. The improvement in cash used in operations was primarily the result of working capital items, which in the aggregate were $14.5 million favorable to cash flows year over year, as well as a $3.0 million reduction in net loss in the year ended December 31, 2019 compared to December 31, 2018. These two positive impacts were partially offset by a decrease in the non-cash components of net loss, which are recorded as add-backs to operating cash used in an indirect-method cash flow statement. The total of reconciling non-cash add-backs decreased by $13.0 million in the year ended December 31, 2019 as compared to the year ended December 31, 2018.

Net Cash Used in Investing Activities

Net cash used in investing activities was $4.4 million for the year ended December 31, 2019 compared to $4.2 million for the year ended December 31, 2018. The $0.2 million increase was due primarily to the receipt of proceeds from disposals of $1.5 million in the year ended December 31, 2019, which was offset by increased asset purchases of $1.6 million in the year ended December 31, 2019. The disposals related to the sale of certain assets from our Marietta Facility in connection with the internal reorganization that was complete in June 2019. The increased asset purchases related to the acquisition of more instrument sets in the year ended December 31, 2019.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $13.5 million for the year ended December 31, 2019 compared to $20.2 million for the year ended December 31, 2018. The $6.7 million decrease was primarily due to reduced drawdowns on our line of credit.

Seasonality

Our quarterly operating results experience some seasonal variations. Historically, we have experienced lower sales in the summer months, in part due to patients’ or surgeons’ vacations, and higher sales in the last quarter of the fiscal year, in part driven by patients’ tendency to schedule larger, more complex surgeries closer to the end of the year after they have largely or fully paid their insurance deductibles. Our quarterly operating results may fluctuate in the future depending on these and other factors and our historical results are not necessarily indicative of current or future results.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on an ongoing basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. While our significant accounting policies are described in more detail in Note 1 to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue from product sales in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under ASC 606, we recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that are determined to be within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

We derive our revenues primarily from the sale of spinal surgery implants used in the treatment of spine disorders which fall under two broad product categories: (i) Featured Products and (ii) Certain Legacy Products. We sell these products to three types of customers: (i) hospitals, (ii) ambulatory surgery centers and (iii) stocking distributors (distributors that are the Company’s end customer). We generate the majority of our revenue from the sale of inventory to hospitals and ambulatory surgery centers that is initially consigned to independent sales distributors who then sell our products to the end user. The sales distributors facilitate sales to hospitals and ambulatory surgery centers, but we have determined that we are the principal as we are primarily responsible for fulfillment and acceptability, have inventory risk and have discretion in setting the price for the products, and therefore recognize revenue gross in those transactions. For these surgical implant sales, we recognize revenue at the time the product has been used or implanted by the hospitals or ambulatory surgery centers, which is when control is transferred to the customers, and all other revenue recognition criteria have been met. When we bill the hospitals or ambulatory surgery centers, the unbilled revenue is then recorded as accounts receivable. The remainder of our revenue is generated from sales to distributors, for which, we recognize revenue upon shipment which is typically when control of the underlying product is transferred to the customer and all other revenue recognition criteria have been met.

For our sales to stocking distributors, provisions for product returns and other allowances are recorded, for product returns that are initiated and shipped back to us within 30 days, as a reduction to revenue in the period sales are recognized. We estimate the amount of sales returns and allowances that will eventually be incurred based on historical experience and current/forecasted performance. Historically, returns are generally not significant given the nature of the product and the 30-day return period. We offer a standard quality assurance warranty on our products. Warranty reserves were not material as of December 31, 2019 or December 31, 2018. There are no other forms of variable consideration such as discounts, rebates or volume discounts that we estimated to reduce our transaction price.

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost for manufactured inventory determined using standard costs which approximates the first-in, first-out (“FIFO”) method. Manufactured inventory consists of raw material, direct labor and manufacturing overhead cost components. Inventories purchased from third-party manufacturers are stated at the lower of cost or market using the FIFO method. We review the carrying value of inventory on a periodic basis for excess or obsolete items based on historical turnover and assumptions about future product demand, considering the current state of the product in relationship to support, promotion, and continuing supply, and by analyzing the current selling price for purposes of accounting for inventory at the lower of cost or net realizable value. If we determine the quantities exceed the estimated forecast, that an item is obsolete, or the expected net realizable value upon sale is lower than the currently recorded cost, we record a write-down, charged to cost of goods sold, to reduce the value of the inventory to its net realizable value and establishes a new cost basis. Any adjustments, as required, are included as a component of cost of goods sold.

Property and Equipment and Long-Lived Assets

Property and equipment, including surgical instrument sets and leasehold improvements, is stated at cost, less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term, between three to fifteen years. The cost of purchased spinal instrument sets which we consign to hospitals and independent sales agents to support surgeries is initially capitalized as property and equipment with depreciation initiated when instruments are put together in a newly built set with spinal implants. For instruments that are used to replace damaged instruments in an existing set, depreciation is generally initiated in the month following acquisition of the replacement instrument.

Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of its use of acquired assets or its overall business strategy, and significant industry or economic trends. When we determines that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, we first determine the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. If the asset’s carrying value exceeds undiscounted cash flows, we recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset. We have not recognized any impairment loss for any tangible long-lived assets for the years ended December 31, 2019 and 2018.

Intangible Assets

Intangible assets with a finite life consist of trade names, customer relationships, patented and unpatented technology, non-compete agreements, trademarks, and licenses. These amortizable intangible assets were recorded at estimated fair value in conjunction with the Initial Acquisition and the Combination. These assets are amortized on a straight-line basis over a period of three to twenty years, which approximates the economic useful lives of the intangible assets to us. In determining the useful lives of intangible assets, we consider the expected use of the assets and the effects of obsolescence, demand, competition, anticipated technological advances, changes in surgical techniques, market influences and other economic factors. Customer relationships are amortized over the periods in which we expect to generate positive cash flows form identified relationships. For technology-based intangible assets, we consider the expected life cycles of products which incorporate the corresponding technology. Intangible assets with a finite life are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Trademarks that are related to products are assigned lives consistent with the period in which the products bearing each brand are expected to be sold. Amortization expense is included as a component of selling, general and administrative expenses in the Consolidated Statements of Operations.

Goodwill

Goodwill represents the excess of purchase price over estimated fair value of net tangible and identifiable intangible assets acquired. Goodwill has an indefinite life; however, we test goodwill for impairment annually as of December 31, or whenever events or changes in circumstances indicate that goodwill may be impaired. We initially assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount. If determined that it is more-likely-than-not the estimated fair value of a reporting unit is less than its carrying amount, a quantitative assessment is performed, whereby the fair value of reporting units is estimated using a combination of market earnings multiples and discounted cash flow methodologies. However, under FASB Topic ASC 350 Intangibles—Goodwill and Other, entities have an unconditional option to bypass the qualitative assessment described in the preceding sentences for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. For both of the years ended December 31, 2019 and 2018, we elected to bypass the qualitative assessment and performed a quantitative assessment for purposes of our goodwill impairment testing.

This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth of the business, the useful life over which cash flows will occur and determination of the weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of estimated fair value and/or goodwill impairment. When evaluating whether goodwill is impaired, we compare the estimated fair value of each reporting unit to the carrying amount, including goodwill. If goodwill is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the reporting unit exceeds the estimated fair value.

For purposes of goodwill impairment testing, following the acquisition of Spinal Elements in 2017 and for the entirety of the year ended December 31, 2018, we determined that we had two reporting units, Amendia and Spinal Elements, which was consistent with our operating structure during that period. The assets and liabilities were assigned to the two reporting units at the date of the Spinal Elements acquisition based on their relative fair value using a combination of market earnings multiples and discounted cash flow methodologies. As of December 31, 2018, it was determined that goodwill related to the Amendia reporting unit was impaired and we recorded an impairment charge of $6.6 million. The impairment was primarily due to revised projections for the Amendia reporting unit, which had not achieved the revenue growth and profitability originally anticipated at the acquisition date.

In June 2019, we sold certain assets of our Marietta Facility in connection with both the internal reorganization launched to outsource the majority of our manufacturing to third-party contract manufacturers and the finalization of the Combination. This method of contract manufacturing is similar to how the Spinal Elements reporting unit is operated. As a result of these changes, we reevaluated our reporting units and have determined that we have only one reporting unit as of June 13, 2019. We assigned all of the remaining intangible assets and goodwill to the singular reporting unit. We completed a qualitative assessment of any potential impairment for our reporting unit at the date of the reassessment and determined that no impairment existed. No further impairment charges were recognized as a result of the annual impairment assessment for the year ended December 31, 2019.

Income Taxes

We account for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws expected to be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is deemed more likely than not to be realized. Nearly all of our net deferred tax assets have a valuation allowance due to a recurring history and expected future losses.

In the ordinary course of business, there may be transactions for which the ultimate tax outcome is uncertain. We assess uncertain tax positions in each of the tax jurisdictions in which we have operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is more likely than not to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position.

Determining the appropriate level of unrecognized tax benefits requires us to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. We include interest and penalties related to our uncertain tax positions as part of income tax expense, if any.

Stock-Based Compensation

In 2016, we adopted our 2016 Plan and in April 2020 we amended and restated the 2016 Plan, effective as of April 13, 2017. The 2016 Plan is administered by our Board of Directors. Under the 2016 Plan, the Board may grant awards for the issuance of up to an aggregate of 21,000,000 shares of common stock in the form of non-qualified stock options. The exercise price of a stock option granted under the 2016 Plan may not be less than the fair market value of a share of our common stock on the grant date of such stock option. Options granted under the 2016 Plan may be granted to employees and other service providers to the Company and its subsidiaries.

Awards of stock options to employees have been granted with both service-based and performance-based vesting conditions. Awards with performance-based vesting have been granted primarily to members of our sales organization and may be earned by meeting established individual sales targets. If an award recipient achieves an annual sales target, the award is then eligible to vest over a service period following the performance period, generally four years. Awards subject only to service-based vesting typically vest over three- or four-year periods. For unvested awards with performance-vesting features, we assess the probability of the recipient attaining the performance trigger at each reporting period. Awards that are deemed probable of attainment are recognized in expense over the requisite service period of the grant, using a graded attribution model. The expense associated with stock options with service-based vesting conditions is recognized on a straight-line basis over the requisite service period.

We have also granted performance awards to non-employee service providers. These awards have been granted to our distributors as a means of additional incentive to meet company-determined annual sales targets. In addition to having performance-vesting criteria based on the achievement of individual sales targets, these awards are also subject to service-based vesting, pursuant to which the awards will vest in four annual installments over a four-year period beginning on January 1 following the achievement of the initial sales target. For unvested awards with performance-vesting features, we assess the probability of the recipient attaining the performance trigger at each reporting period. Awards that are deemed probable of attainment are recognized in expense over the requisite service period of the grant, using a graded attribution model.

Our Board of Directors may determine to accelerate the vesting of stock options granted under the 2016 Plan in connection with a “Covered Transaction,” as defined in the 2016 Plan.

All stock-based compensation awards have a contractual life of 10 years and are recognized in the financial statements based on their grant date fair value. The fair value of each stock option award is estimated using an appropriate valuation method. Valuing these awards is complex and relies on subjective inputs. We use an option pricing method or a hybrid of the probability-weighted expected return method and the option pricing method to value our common stock. Each of these methods allocates the fair value of total equity to the various components of equity based on estimated liquidity events. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes, as well as the economic and control rights of each share class. The option pricing method first values our company at the enterprise level, and then values breakpoints based on the liquidation preferences of the Series B and Series A preferred shares, the exercise prices of the options (for each equity component) and the conversion of Series B shares to common shares. An allocation of total equity (enterprise value) is then performed to the various equity components based on the relative rights and privileges of the Series B preferred stock, Series A preferred stock, common stock and common stock options. To estimate the fair value of total equity, we utilized a combination of the income approach as well as market approaches. We were assisted by independent valuation experts to apply the above models to calculate the fair value estimate.

Upon adoption of ASU 2016-09—Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Accounting, we have continued to estimate forfeitures. If the estimate of forfeitures exceeds the rate of pre-vesting cancellations, we record a true-up to ensure that expense is fully recognized for awards that have vested.

Net Loss per Share of Common Stock

The computation of basic net loss per share of common stock, or EPS, is based on the weighted average number of shares that were outstanding during the period, including shares of common stock that are issuable at the end of the reporting period. The computation of diluted EPS is based on the number of basic weighted-average shares outstanding plus the number of common shares that would be issued assuming the exercise of all potentially dilutive common stock equivalents. For purposes of the diluted net loss per share calculation, redeemable convertible preferred stock and common stock options are considered to be potentially dilutive securities.

To calculate the basic EPS numerator, income available to common stockholders must be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from income from continuing operations (if that amount appears in the income statement) and also from net income. If there is a loss from continuing operations or a net loss, the amount of the loss shall be increased by those preferred dividends. The outstanding Series A and Series B Preferred Stock each have cumulative dividends, whether or not declared. Accordingly, we have reduced the numerator for Basic EPS by deducting/(increasing) the amount of cumulative preferred dividend from net income/(loss) in each period presented.

The Series B Preferred Stock contains a contingent beneficial conversion feature based on the accumulation of dividends. When the beneficial conversion feature becomes in the money, the related increase in the intrinsic value of the feature will be included as a reduction of income available to common stockholders.

Because we have reported a net loss for the periods presented and redeemable convertible preferred stock and common stock options are anti-dilutive, diluted net loss per common share is the same as basic net loss per common share for the periods.

Recently Adopted Accounting Standards

A discussion of recently issued accounting standards applicable to us is described in Note 1 to our consolidated financial statements included elsewhere in this prospectus, and we incorporate such discussion by reference herein.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our outstanding indebtedness consists of fixed and floating rate instruments, including debt outstanding under the First Lien Credit Facilities, the Second Lien Notes, Series A Notes and Series C Notes.

Our borrowings under the First Lien Credit Facilities and the Second Lien Notes expose us to market risk related to changes in interest rates. As of December 31, 2019, our outstanding floating rate indebtedness totaled $145.7 million. The primary base interest rate on this indebtedness is LIBOR. Using the amount outstanding as of December 31, 2019 and a weighted-average rate of all outstanding floating rate indebtedness, a hypothetical 100 basis point increase in our effective interest rate would result in additional annual expense of $1.5 million.

Foreign Currency

While we sell a small portion of our products to countries other than the U.S., we bill all of our sales outside of the U.S. in U.S. dollars. We therefore believe the risk of a significant impact on our operating income from foreign currency fluctuations is not significant. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant. We estimate that an immediate hypothetical 10% change in foreign exchange rates not currently pegged to the U.S. dollar would not have had a material impact on our operating results for the years ended December 31, 2019 and 2018.

Other Company Information

Emerging Growth Company Status and JOBS Act Accounting Election

We qualify as an EGC, as defined in the JOBS Act. As an EGC, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

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being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions until we are no longer an EGC. We will cease to be an EGC on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the last day of the fiscal year in which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements for the years ended December 31, 2019 and 2018, we have identified material weaknesses in our internal control over financial reporting. The material weaknesses we identified include that we lack a sufficient number of professionals with the appropriate level of knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately in accordance with GAAP. This material weakness contributed to the Company not being able to (i) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; (ii) design and maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions; (iii) design and maintain controls over the preparation and review of account reconciliations, journal entries and financial statements, including maintaining appropriate segregation of duties; and (iv) design and maintain information technology general controls over the integrity of the data and processes in the information systems used for financial reporting. Each of these control deficiencies could result in a misstatement of accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected, and accordingly, it was determined that these control deficiencies constitute material weaknesses. The material weaknesses resulted in material errors to previously issued financial statements, which required a restatement of such historical previously issued financial statements. See “Risk Factors—We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us, our business and the market price of our common stock.”

We are currently evaluating and implementing additional procedures to enhance our internal control over financial reporting and address these material weaknesses, including by hiring additional financial reporting personnel with technical accounting and financial reporting experience and by supplementing our resources through the use of third party advisors. We intend to continue evaluating the implementation of additional procedures to address these material weaknesses as well as continue utilizing third-party advisors until we have hired an appropriate number of skilled professionals. However, we cannot assure you that these or other measures will fully remediate the material weaknesses described above in a timely manner, if at all.

COVID-19

Market factors and disruptions in global markets may also affect our future operating results and cash flows. The COVID-19 outbreak has severely restricted the level of economic activity around the world. On January 30, 2020, the WHO declared the COVID-19 outbreak a Public Health Emergency of International Concern, and on March 13, 2020, the COVID-19 outbreak was declared a national emergency. Almost all U.S. states, including California where our headquarters are located, have issued “shelter-in-place” orders, quarantines, executive orders and similar government orders, restrictions and recommendations for their residents to control the spread of COVID-19. As a result of these orders, restrictions and recommendations, temporary closures of businesses have been ordered and numerous other businesses have temporarily closed voluntarily. Additionally, authorities have in some instances forced hospitals, ambulatory surgical centers and surgeons to delay elective spine surgery procedures in an attempt to free up medical resources to address the COVID-19 outbreak, and it is unknown when these hospitals and ambulatory surgical centers will be fully reopened for elective spine surgery procedures or whether more hospitals, ambulatory surgical centers and surgeons will be similarly impacted.

We have experienced disruptions to our revenue and may experience further business disruptions, including disruptions to our supply chain, distributors, customers and regulatory processes. Further, patients delayed or went without non-urgent spine surgery procedures to avoid hospitals and ambulatory surgical centers and to comply with quarantine and similar directives from local and national health and government officials. The delayed or foregone spine surgeries have had a significant impact on our operations and resulted in a rapid decrease in revenue and cash flows beginning in March 2020. We continue to assess the impact of COVID-19 and, while we cannot reasonably estimate the duration or severity of the COVID-19 outbreak nor whether there will be future closures of hospitals or ambulatory surgical centers mandated by state governments or other regulatory bodies, we expect that it will continue to have a material adverse impact on our business, results of operations, financial position and liquidity for at least the remainder of 2020. Specifically, based on our preliminary assessment thus far, COVID-19 had a negative impact on our business, results of operations and financial position for the three months ended March 31, 2020 and, despite some recovery, we expect it may have a negative impact on our business, results of operations and financial position in future periods, including the six months ending June 30, 2020. Moreover, the COVID-19 outbreak has contributed to significant volatility in global financial markets, potentially reducing our ability to access capital, which could in the future negatively affect our liquidity.

As of June 25, 2020, we have not furloughed any employees, but we have implemented various measures to reduce the spread of COVID-19, including working from home and restricting visitors to our facilities. Workers who cannot work from home are encouraged to adhere to prevention measures recommended by the Center for Disease Control and Prevention and the WHO. Additional actions may be necessary depending on the duration and severity of the COVID-19 outbreak, and such actions could adversely impact our operations and financial performance in the near term.

BUSINESS

Overview

We are a medical device company focused on the design, development and commercialization of a comprehensive portfolio of systems, products and technologies for spine surgery procedures, with a strategic focus on MIS procedures. We are an innovation-driven company with a track-record of delivering pioneering and differentiated products and technologies. Our product portfolio addresses a broad spectrum of spine surgery procedures and consists of innovative spinal fixation systems (implantable hardware systems that are mechanically attached to the spine and provide stability), interbody implants (devices implanted between the vertebral bodies of the spine), surgical instruments (instruments used to prepare the spine and implant our devices) and biologics (allograft or synthetic biomaterials intended to augment or replace the normal capacity of such tissue in the body). We offer a comprehensive product portfolio that can address approximately 95% of the spine surgery procedures performed worldwide in 2018 and our systems, products and technologies cover a wide variety of spine disorders, including degenerative conditions, deformities and trauma. We expect to continue to complement our existing product portfolio with new product offerings based on innovative technologies. We believe our comprehensive product portfolio has the potential to enhance the way surgeons operate and to disrupt the spine surgery market.

The majority of our product portfolio and all of our current pipeline technologies are developed for MIS procedures. MIS procedures generally address similar clinical conditions as open surgery procedures, but with reduced trauma to the muscles and soft tissues, less blood loss, smaller incisions, shorter procedure time, reduced hospitalization, lower post-operative medication use, faster patient recovery and other benefits for patients and surgeons.

We believe our novel technologies are a leap forward in MIS access systems and implantable devices. Our transformative suite of MIS technologies, branded MIS Ultra, is designed to enable minimal surgical disruption to the patient’s healthy anatomy and to improve surgeon workflow in a manner that is logical and reproducible. Some of the benefits of our MIS Ultra technologies include a reduced need for intra-operative x-rays, reduced risk of nerve injury by requiring fewer passes by neural structures during surgical access, improved biomechanical load sharing and an improved balance of materials and surfaces that take advantage of the patient’s anatomical environment and minimize interference with post-surgical evaluation.

We designate each of the products in our product portfolio as either a “Featured Product” or a “Certain Legacy Product.” We began using these designations in 2018 as part of the integration process stemming from our combination with Amendia, Inc. Featured Products are our leading products and systems, as well as any future products and systems we commercialize, in which we are or have been actively marketing and investing since 2018. Investments in Featured Products include, but are not limited to, investments in (i) additional instrument sets, (ii) research and development of system improvements and line extensions, (iii) commercial, marketing and branding campaigns and (iv) real-world analysis and clinical studies. Certain Legacy Products are products and systems that we continue to sell, but have not actively invested in, other than production costs, since 2018.

All of the products in our product portfolio that feature our MIS Ultra technology are designated as Featured Products. Our key systems that feature MIS Ultra technologies include:

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Karma Fixation System—unique, metal-free posterior fixation device that is less rigid and rests well under the patient’s musculature while still stabilizing the spine and requiring only a limited number of surgical instruments, with an estimated addressable U.S. market in excess of $2.7 billion in 2019;

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Katana Lateral Access System—a retractor and access system for minimally invasive surgery that offers a novel approach by allowing surgeons to gain lateral access in fewer steps and that is designed to prevent damage to neural structures and reduce patient’s post-operative pain;

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Lucent XP Expandable Interbody Device System—made from PEEK, a high-performance polymer, and covered with our proprietary Ti-Bond titanium porous coating, that provides support for up to three millimeters of vertical expansion and up to 15 degrees of curvature while requiring simple instrumentation and implantation procedure that is designed to restore height and balance of the spine as well as to create stability;

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OmegaLIF Posterior Oblique Access and Interbody Device Implant System—allows for minimally invasive single position interbody fusion and posterior fixation while requiring simple instrumentation and designed to enable efficient surgical flow and limit blood loss;

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Sapphire X Anterior Cervical Plate System (which we anticipate commercially launching in the second half of 2020)—a cervical plate and interbody delivery system that allows for a smaller incision and operative corridor while still providing for a safe, accurate and reproducible procedure; and

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TeleGraft Bone Graft Delivery System (a version of which is being evaluated in early-stage clinical preference and usability testing with the expectation of commercially launching an improved version of this system in late 2020)—results in a precise and reproducible placement of bone graft material.

Additionally, a significant portion of our product portfolio features our proprietary Ti-Bond technology. Ti-Bond is a titanium porous coating applied to products to create a favorable environment for bone healing during fusion. It is made from commercially pure titanium particles that are mechanically adhered to the bone-contacting surfaces of the implant. The randomly structured porous titanium and increased surface area of Ti-Bond are designed to create an ideal bone apposing surface for peri-implant bone growth while stimulating the proliferation of osteoblasts, which are the building blocks of bone formation. In addition, Ti-Bond features differentiated characteristics, such as scratch fit, that has been demonstrated to reduce migration and therefore may enhance long-term fixation. A 2015 animal study comparing Ti-Bond-coated PEEK to non-coated PEEK demonstrated Ti-Bond’s improved bone-implant interface strength at four weeks with continued improvement at 12 weeks. All of the products in our product portfolio that feature our Ti-Bond technology are designated as Featured Products.

Our culture of innovation has enabled us to design, develop and commercialize 15 systems representing over 850 products and biologics since the beginning of 2016 that feature our MIS Ultra, Ti-Bond or other differentiated technologies. We plan to continue expanding our portfolio with systems and products that feature our disruptive technologies. In addition to systems and products that feature our MIS Ultra or Ti-Bond technologies, our comprehensive product portfolio includes well-established, innovative hardware products, including cervical and thoracolumbar spinal implant devices and fixation systems, surgical instruments (which are typically loaned to the surgeon or hospital, as applicable, and are generally necessary to perform procedures using our products) and biologics, each of which are designed to promote healing and recovery.

We intend to remain at the forefront of spine surgery solutions through our focus on innovation, research and development and technology pipeline expansion capabilities. Our forthcoming launches of disruptive and next generation technologies are expected to include the TeleGraft Bone Graft Delivery System, Sapphire X Anterior Cervical Plate System, Lucent XP Curved Expandable Interbody Device System, 3D printed interbody devices, Dimension MIS TLIF Retractor and the next generation of our OmegaLIF Posterior Oblique Access and Interbody Device Implant System, subject to obtaining the requisite regulatory clearances from the FDA, as applicable. To support our culture of innovation and protect our differentiated product portfolio, we have accumulated an extensive IP portfolio, with approximately 400 issued patents, approximately 300 of which were issued in the U.S., and approximately 100 pending patents, approximately 40 of which were pending in the U.S., as of December 31, 2019.

Market Opportunity

According to iData Research, the estimated size of the global spine surgery market was approximately $17.6 billion in 2018 and is expected to grow to $22.5 billion by 2024. Currently, we primarily serve the U.S. spine surgery market, which was estimated to be approximately $10.0 billion in 2018, with a strategic focus on addressing the MIS segment, one of the fastest growing spine surgery segments of the overall spine surgery market. For example, our proprietary Katana Lateral Access System serves the MIS LLIF U.S. market, which is expected to grow at an average annual rate of 11.6% from 2018 through 2024 according to research completed by healthcare consultancy firm, Millennium Research Group. Moreover, our recently introduced proprietary Karma Fixation System, which has been cleared to address a wide range of thoracolumbar procedures, will serve a market we estimate to be in excess of $2.7 billion in the U.S. in 2019.

We believe we are well-positioned to grow faster than the underlying spine surgery market. Spine-focused companies like us have taken significant market share in the spine surgery market from larger, more diversified orthopedic companies, in part by prioritizing innovation and new product development. According to Orthopedic News Network, market share for the top five spine companies declined from 87% in 2004 to 58% in 2018, driven partially by share gains from smaller, innovative spine-focused companies. In addition, as the spine surgery market and spine surgery procedures evolve, we expect that certain industry dynamics will continue to benefit us, including a focus on minimizing use of pain medications, improved technologies leading to increased use of spinal fusion procedures, favorable patient demographics, disruptive technologies driving earlier interventions and creating an expanded patient base and shift to ambulatory surgery centers. We believe we are well-positioned to take advantage of these industry dynamics with our differentiated technologies.

Our commercial sales organization and relationships with surgeons and key opinion leaders have also been instrumental to our ability to capitalize on these industry dynamics. Our sales management team maintains relationships with a network of over 200 independent distributors and over 400 surgeons across more than 500 hospitals and ambulatory surgery centers.

We generated total revenue of $95.9 million and $90.8 million in the years ended December 31, 2019 and 2018, respectively, representing a growth rate of 5.7%. Additionally, we generated revenue from our Featured Products of $83.0 million and $71.4 million in the years ended December 31, 2019 and 2018, respectively, representing a growth rate of 16.2%.

Industry Background

Overview of Spine Anatomy

The spine consists of interlocking bones, called vertebrae, stacked on top of one another. Vertebrae are separated from each other by intervertebral discs, which act as shock absorbers, and are connected to each other by facet joints, which provide constraint. Supportive soft tissues, including ligaments, tendons and muscles, are attached to two laminae that stabilize the vertebral segment. The spinal cord runs through the center of the spine, or spinal canal, carrying nerves that exit through openings between the vertebrae, referred to as foramen, and deliver sensation and control to the entire body.

The spine is comprised of five regions, of which there are three primary regions: the cervical, thoracic and lumbar regions. The cervical region consists of the first seven vertebrae (C1-C7) that extend from the base of the skull to the shoulders and facilitate movement of the head and neck. The thoracic region consists of the 12 vertebrae in the middle of the back (T1-T12) and each vertebra in this region is connected to two ribs that protect the body’s vital organs. The lumbar region consists of five vertebrae in the lower back (L1-L5) and is the primary load-bearing region of the spine. In addition to the primary regions, the other two regions of the spine, the sacrum (S1-S5) and coccyx, consist of naturally fused vertebrae connected to the hip bones to provide support and protect organs in the pelvic area. With regard to anatomical terms of surgical location, anterior refers to the front, posterior refers to the back and lateral refers the side.

Spine Anatomy

Overview of Spine Disorders

Spine disorders are one of the largest contributors to rising healthcare costs with the most significant portion of such costs attributed to patients requiring surgical intervention. In 2018 alone, approximately 4.2 million spine surgery procedures were performed globally, of which 1.6 million were performed in the U.S., according to iData Research. Spine disorders range in severity from mild pain and loss of feeling to extreme pain and paralysis. These disorders are primarily caused by degenerative disc disease, stenosis, deformity, osteoporosis, tumors and trauma.

Degenerative disc disease is the most common type of spine disorder and it primarily results from repetitive stresses experienced during the normal aging process. Disc degeneration occurs as the inner cores of intervertebral discs lose elasticity and shrink. Over time, these changes can cause the discs to lose their normal height and shock-absorbing characteristics, which leads to back pain and reduced flexibility. Herniated discs are a common form of degenerative disc disease and occur when the intervertebral disc material protrudes from the annulus. Symptomatic cervical disc disease is a gradual deterioration of the spongy discs in the neck leading to problems related to nerve function that can cause pain and limit movement.

Spinal stenosis is a condition attributed to the narrowing of space around the nerves in the lumbar spine. The resulting compression can lead to back and leg pain. This condition is often caused by the degenerative process in the spine and facet joints. Lumbar stenosis is a condition whereby either the spinal canal or vertebral foramen becomes narrowed in the lower back. If the narrowing is substantial, it causes compression of the nerves and can result in severe pain, tingling, numbness and muscle weakness.

Spine deformity is a term used to describe any variation in the natural curvature of the spine. Natural curvature helps the upper body maintain proper balance and alignment over the pelvis. Common forms of deformity include scoliosis, which is a lateral or side-to-side curvature of the spine; extreme lordosis, which is an abnormal convex curvature of the lumbar spine; and extreme kyphosis, which is an abnormal concave curvature leading to a rounded back.

Vertebral compression fractures (“VCFs”) are fractures of the vertebrae that result in the collapse of the vertebral body. These fractures, which can be very painful to the patient, are often the result of osteoporosis, which causes the vertebrae to weaken and become brittle, or spine tumors, but can also result from trauma.

Treatments for Spine Disorders

Treatment alternatives for spine disorders range from conservative, non-operative therapies to surgical interventions. Conservative therapies include bed rest, medication and physical therapy. The treatment pathway for spinal deformity disorders may begin with bracing or casting designed to slow or correct the progression of the adverse curvature of the spine. Decompression procedures are typically performed earlier in the continuum of care and may or may not include the use of spinal implants. These procedures include discectomies and laminectomies, which involve the removal of part of a damaged disc or lamina, respectively, in order to relieve pressure on the spinal nerves. Decompression procedures may occasionally result in spinal instability due to the removal of these spinal elements and as a result require the utilization of spinal implants.

When conservative therapies or decompression procedures fail to adequately improve a patient’s quality of life, surgical interventions may be used to address pain. Surgical treatments for spine disorders can be instrumented, which include the use of implants, or non-instrumented, which forego the use of any such implants. Non-instrumented treatments are typically used to treat patients earlier in the continuum of care than instrumented treatments. The most common non-instrumented treatments include discectomy and laminectomy. The most common instrumented treatment is spinal fusion, where two or more adjacent vertebrae are fused together with implants to restore disc height and provide stability. Spinal fusions are typically performed on the cervical or lumbar regions of the spine, and implants may include devices such as plates, pedicle screw and rod systems and interbody spacers.

Biologics, typically derived from human bone or synthetic sources, are used during spine surgery procedures to augment spinal implant hardware and to promote fusion by augmenting the normal regenerative capacity of bone. Biologics are implanted or applied in or near the indicated bone to facilitate healing, encourage bone tissue augmentation, compensate in areas where bone tissue is depleted and restore structure to allow for repair.

The traditional approach to spine surgery, also known as open spine surgery, requires large incisions in order to provide surgeons with access to, and visibility of, the spine and surrounding areas. Consequently, open spine surgery is considered highly invasive and is often associated with several limitations including significant blood loss, extensive soft tissue disruption, long operation times, extended hospitalization and lengthy patient recovery times.

Over time, there has been a significant increase in surgeon and patient preference for less invasive surgical techniques for the treatment of both complex and degenerative spine disorders. MIS techniques are designed to allow for less invasive access to the spine, which are likely to result in a number of benefits, including reduced trauma to the muscles and soft tissues, less blood loss, smaller incisions, shorter procedure time, reduced hospitalization, lower post-operative medication use, faster patient recovery and other benefits for patients and surgeons as compared to traditional open spine surgery techniques.

Disruptive technologies, like our MIS Ultra technologies, are designed to provide better patient outcomes in certain situations, by minimizing the unintended consequences of surgical intervention. Disruptive technologies may enable treatment earlier in the continuum of care by addressing shortcomings of traditional open surgery interventions. Additionally, disruptive technologies may help a patient prevent the progression of spinal disc disease caused by traditional open spine surgery procedures. As a result, we believe the market for disruptive technologies will grow faster than the traditional open spine surgery market and expand the addressable patient population.

Industry Dynamics

We believe that the spine surgery market will continue to grow and spine surgery procedures will continue to evolve due to the following dynamics, among other factors:

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Large orthopedic companies ceding market share to companies with innovative technologies. Spine-focused companies have taken significant market share from larger, more diversified orthopedic companies, in part by prioritizing innovation and new product development. According to Orthopedic News Network, market share for the five largest spine companies declined from 87% in 2004 to 58% in 2018, driven partially by share gains from smaller, innovative spine companies.

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Focus on minimizing use of pain medications. An increased awareness of the risks and addictive properties of pain medications, such as opioids, is driving surgeons to address the cause of pain rather than manage it with pain medications and patients to seek spine surgery procedures with limited post-operative opioid usage. We believe MIS procedures are poised to benefit from this trend.

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Improved technologies leading to increased use of fusion procedures. Due to the longevity of its practice and acceptable clinical outcomes, fusion has become a standard treatment option for patients suffering from more advanced stages of spine disorders. We expect that the development of improved fusion products will continue to contribute to fusion as a leading treatment for advanced stages of spine disorders.

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Favorable patient demographics. The number of people over the age of 65 (classified as “elderly”) is large and growing. Improvements in healthcare have led to increasing life expectancies worldwide and the opportunity to lead more active lifestyles at advanced ages. The U.S. Census Bureau projects that by 2035, the elderly population will increase by over 50% in the U.S. to reach 78 million.

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Disruptive technologies driving earlier interventions and creating an expanded patient base. We believe surgeons and patients, who would otherwise choose more conservative nonsurgical treatment plans with sub-optimal results, may elect a surgical option utilizing disruptive technologies to treat spine disorders due to benefits such as reduced trauma to the muscles and soft tissues, less blood loss, smaller incisions, shorter procedure time, reduced hospitalization, lower post-operative medication use, faster patient recovery and other benefits for patients and surgeons. As a result, we expect disruptive technologies to drive accelerated growth and may ultimately increase the size of the addressable patient population for spine surgery procedures.

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Shift to ambulatory surgery centers. Spine surgery procedures are increasingly being performed in ambulatory surgery centers as MIS procedures have the ability to be performed safely in an ambulatory setting with patients discharged shortly after the procedure with little reported risk of complication. The shift towards ambulatory surgery centers is driven by the ability to show improved clinical outcomes, increased patient satisfaction and overall reduced costs, as well as improvements in surgical techniques. According to a Bain & Company report published in 2019, approximately 10% of all spine surgery procedures performed in 2018 in the U.S. were performed in ambulatory surgery centers, and, by the mid-2020s, that number is expected to grow to approximately 30%.

Market Opportunity

According to iData Research, the estimated size of the global spine surgery market was approximately $17.6 billion in 2018 and is expected to grow to $22.5 billion by 2024. The U.S. accounted for approximately $10.0 billion of the global spine surgery market in 2018 and is expected to grow to $11.9 billion by 2024. The table below provides the estimated size of the 2018 and 2024 spine surgery market by segment:

($ in millions)	2018			2024
	U.S.	Outside U.S.	Total	U.S.	Outside U.S.	Total
Traditional Implants	$6,049	$6,354	$12,403	$6,448	$8,632	$15,080
MIS Implants	1,805	574	2,378	2,203	1,029	3,232
Biologics	2,166	715	2,881	3,211	993	4,204
Spine Surgery Market	$10,020	$7,643	$17,662	$11,862	$10,654	$22,516

Traditional Implants

In 2018, the approximately $12.4 billion global traditional implant market included traditional cervical and thoracolumbar fixation devices, interbody devices, motion preservation devices, VCF treatment, spinal electrical stimulation and spinal instrumentation. The global traditional implant market is expected to grow to $15.1 billion by 2024.

MIS Implants

In 2018, the approximately $2.4 billion global MIS implants market included technologies utilized in treating spine disorders through MIS approaches, including MIS interbody devices, MIS pedicle screws, spinous process fixation, facet fixation, MIS sacroiliac joint fusion, spine endoscopes and other MIS instrumentation. The MIS implants market continues to benefit from the increase in the elderly population, one of the target populations for MIS procedures. Growth in the MIS implants market is also largely driven by the advantages of MIS procedures over open surgery procedures including, reduced trauma to the muscles and soft tissues, less blood loss, smaller incisions, shorter procedure time, reduced hospitalization, lower post-operative medication use, faster patient recovery and other benefits for patients and surgeons. The global MIS implants market is expected to grow to $3.2 billion by 2024.

Biologics

The approximately $2.9 billion global biologics market encompasses the use of biologics as part of both traditional open spine surgery and MIS procedures. Examples of biologics include bone graft substitutes, orthopedic growth factors, cellular allografts, orthopedic cell therapy, hyaluronic acid viscosupplementation and orthopedic cartilage repair. Biologics are utilized during spine surgery procedures to promote fusion by augmenting or substituting for the normal regenerative capacity of bone. The global biologics market is expected to grow to $4.2 billion by 2024.

Company History

In 2016, Kohlberg incorporated Spinal Elements Holdings, Inc. for the purpose of acquiring Amendia. Subsequently, Spinal Elements Holdings, Inc., in 2017, through Amendia, acquired Original Spinal Elements.

Following the Combination, we adopted the Original Spinal Elements corporate identity, branding and management.

Original Spinal Elements was founded in Carlsbad, California as Quantum Orthopedics in November 2003 by an executive team that included Jason Blain, our President and Chief Executive Officer, and Steve McGowan, our Chief Financial Officer. In 2006, it changed its name to “Spinal Elements, Inc.” to reflect its focus on spine surgery technologies and began commercializing its products under the Spinal Elements brand. Over the next decade, Original Spinal Elements developed, launched and commercialized multiple systems, including the Sapphire Anterior Cervical Plate System, the Mercury Classic Spinal System, the Mercury MIS Spinal System and the Magnum+ Stand-Alone No Profile ALIF System, which it has continually complemented with a robust pipeline of innovative products. Additionally, in parallel with the commercialization of these systems, it advanced a number of disruptive technologies that remain part of our product portfolio today.

The Combination allowed us to have a larger footprint and broader product portfolio, including the OmegaLIF Posterior Oblique Access and Interbody Device Implant System and the Overwatch Spine System, which all originated from Amendia and were integrated into our product portfolio following the Combination, as well as a more complete biologics portfolio, and resulted in our ability to offer a more complete suite of systems, products and technologies to surgeons and patients. Further, since the Combination, we have ramped up the design, development and commercialization of our product portfolio. We have introduced and launched multiple new systems, products and technologies, including the Karma Fixation System, the Katana Lateral Access System, the Overwatch Spine System, the Lucent XP Expandable Interbody Device System, the Ceres Cervical Plate System and the Clutch ISP Posterior Fixation System. The integration of Original Spinal Elements and Amendia, which included merging and consolidating the two sets of product portfolios, integrating customer relationships into a cohesive commercial strategy, and centralizing corporate functions and operations into our Carlsbad headquarters was substantially completed in the first half of 2019.

Our Competitive Strengths

Our executive team has extensive experience in the spine industry, which, coupled with the following competitive strengths, has been instrumental in our success thus far and we believe will continue to be so in the future:

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Comprehensive proprietary product portfolio led by disruptive and differentiated technologies. We have achieved significant commercial success with our established product portfolio as well as with recent launches of innovative technologies that are disruptive and differentiated. For example, our proprietary MIS Ultra technologies have been designed to provide significant advantages to surgeons and patients when compared to other traditional fusion and fixation products, including reduced trauma to muscles and soft tissue, less blood loss, shorter procedure time, reduced hospitalization and faster patient recovery. Since its launch in 2018, the Lucent XP Interbody Device System has been well received by the surgeon community and has delivered strong revenue momentum. In 2019, we had an introductory launch of the Katana Lateral Access System and saw the first clinical use of our Karma Fixation System. Both the Katana Lateral Access System and the Karma Fixation System have yielded a high level of physician interest, as reflected by strong surgeon engagement, including participation in training sessions. With an ongoing stream of product launches, we believe we can continue to capture additional market share as the benefits of our disruptive technologies become more widely known.

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Culture of innovation promotes consistent development and commercialization of disruptive technologies. We have an established culture of innovation that has enabled us to design, develop and commercialize 15 systems representing more than 850 products and biologics since 2016. In 2019, products launched in the prior three years represented 20.2% of total revenue for the year ended December 31, 2019. We have consistently strengthened our pipeline with novel systems and products and disruptive technologies that appeal to the evolving needs of the markets we serve. Our history of delivering product innovation is made possible through our organic research and development efforts and strong commercial sales organization efforts. We work closely with thought-leading surgeons and scientific advisors throughout the development process to refine our systems and products and in doing so seek to ensure they are addressing patients’ and surgeons’ needs appropriately. Surgeons are also instrumental in adopting and promoting our systems, products and technologies. We have multiple system and product launches on the horizon, including the TeleGraft Bone Graft Delivery System, the Sapphire X Anterior Cervical Plate System, the Lucent XP Curved Expandable Interbody Device System, 3D printed interbody devices, the Dimension MIS TLIF Retractor, the next generation of our OmegaLIF Posterior Oblique Access and Interbody Device Implant System, subject to obtaining the requisite regulatory clearances.

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MIS focused, which serves one of the fastest growing segments of the spine surgery market. Our Company is largely focused on the MIS segment of the overall spine surgery market. Within MIS, we have innovated our offerings with the MIS Ultra branded products. Our differentiated systems and products go beyond the typical MIS surgical solutions, having the potential to further disrupt the MIS segment. The MIS segment is one of the fastest growing spine surgery segments and is expected to take market share over time. For example, our proprietary Katana Lateral Access System serves the MIS LLIF U.S. market that is expected to grow at an average annual rate of 11.6% from 2018 through 2024. Our differentiated MIS Ultra technologies are designed to enhance spine surgery procedures and patient outcomes by reducing trauma to the muscles and soft tissues, decreasing blood loss, and allowing for smaller incisions, shorter procedure time, reduced hospitalization and faster patient recovery. Further, our MIS Ultra technologies reduce the need for intra-operative x-rays, improve biomechanical load-sharing and improve balance of materials and surfaces that take advantage of the patient’s anatomical environment and minimize interference with post-surgical evaluation. Our disruptive MIS Ultra technologies improve surgeon workflow in a manner that is logical and reproducible.

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Focus on products that are well-suited for ambulatory surgery centers. Our differentiated technologies benefit from the shift towards spine surgery procedures being performed at ambulatory surgery centers. Furthermore, MIS procedures are preferred spine surgery procedures in the ambulatory surgery center setting. According to a Bain & Company report published in 2019, approximately 10% of all spine surgery procedures performed in 2018 in the U.S. were performed in ambulatory surgery centers, and by the mid-2020s, approximately 30% of all spine surgery procedures in the U.S. are expected to be performed in ambulatory surgery centers. We are well-positioned to take advantage of these trends with our MIS Ultra technologies. MIS Ultra technologies improve surgical workflow and entail fewer and smaller instruments. They also allow surgeons to be less dependent on navigation tools and robotics, which require significant investment and have limited availability in ambulatory surgery centers. These factors give our MIS Ultra technologies a competitive edge in the ambulatory surgery center setting.

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Our product portfolio is supported by a robust IP portfolio. Our comprehensive product portfolio and innovative product pipeline are supported by extensive intellectual property, both in the U.S. and select markets across the world. We continue to expand our intellectual property portfolio. As of April 10, 2020, we had approximately 307 issued patents and 48 pending patents in the U.S. and approximately 90 issued patents and 53 pending patents in other parts of the world.

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Outsourced manufacturing and independent distribution allow us to scale and innovate with lower fixed costs. We operate our manufacturing process under an asset-light business model by outsourcing the production of our products, instruments and biologics. This allows us to focus our resources on innovation and efficiently scale our business with new disruptive technologies, without incurring fixed manufacturing costs. We work closely with our manufacturing partners to monitor the quality and safety of our products and to anticipate and meet the requirements of our customers. For our commercialization efforts, we operate through a combination of a sales management team and sales specialists and a network of independent distributors, which allows us to cover a broad geographic footprint with modest fixed sales and marketing expenses. We believe that the combination of outsourced manufacturing and an independent distribution network allows us to focus our efforts and resources on our core areas of expertise—namely the design, development and commercialization of our differentiated products and disruptive technologies—with the ability to access and serve customers throughout our marketplace.

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Seasoned management team with extensive leadership experience in the spine industry. Our leadership team has extensive experience in the spine industry with over 100 years of collective industry experience. As of December 31, 2019, we had approximately 120 employees. Our approach with people is similar to our product strategy—we prioritize having a lean structure, adding employees only when necessary. We emphasize having a strong and knowledgeable team with a passion for innovation. We encourage all employees to attend our training programs, including our proprietary Spine IQ Core Education program, where sessions cover spine surgery terminology and basic spine anatomy.

Our Strategy

Our Company and employees have defined objectives that allow us to deliver an innovative and broad suite of systems, products and technologies to surgeons and patients. We believe the execution of the below strategies will allow us to continue growing and strengthening our business:

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Leverage disruptive technologies to continue attracting leading surgeons. We prioritize relationships with surgeons, both in the development and deployment of our products. We continuously gather feedback from surgeons on our current product offerings and product pipeline to accelerate the pace of innovation and strengthen our presence in a competitive spine surgery market. We believe that surgeons are attracted to our products and pipeline because they have the potential to meaningfully improve surgical workflow and benefit their patients.

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Continue to provide a comprehensive and innovative product portfolio to serve surgeon and patient needs. Our comprehensive product portfolio can address approximately 95% of the spine surgery procedures performed worldwide in 2018. Our comprehensive product portfolio consists of well-established, innovative hardware products, including cervical and thoracolumbar spinal implant devices and fixation systems, surgical instruments and biologics, which promote healing and recovery. Given our broad suite of systems, products and technologies, we believe we can maximize revenue by capturing a large portion of surgeons’ product needs through cross-selling. Additionally, we believe that our new and disruptive technologies will generate surgeon interest, which will in turn drive demand for our other products as surgeons and healthcare providers tend to prefer having fewer, but more comprehensive, suppliers.

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Drive product innovation through new product development and further enhancements to existing Featured Products. We have a proven history of designing, developing and commercializing new technologies in the spine surgery market. Since 2016, we have launched 15 systems, which include over 850 products and biologics. For over 15 years, we have focused on developing products and technologies with advanced design and using high-performance materials, expanding our product portfolio through the addition of the right products and supporting our organization and infrastructure. Throughout that time, we have had a ‘first to market’ culture, demonstrated by our ability to innovate and launch novel products and disruptive technologies, such as using PEEK as a material for interbody systems and applying our proprietary Ti-Bond titanium porous coating onto PEEK interbody devices. We believe we are the first company to receive FDA clearance for an interbody device as well as the first to launch a stand-alone cervical device, Mosaic. Additionally, we are focused on increasing the penetration of our recently launched systems and products, while continuing to work on new product innovation and enhancing our existing technologies. We intend to continue surrounding our core differentiated technologies with supportive adjacent products and services to provide a complete suite of systems, products and technologies.

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Collect real-world clinical evidence to support our innovative technologies. We are planning to gather real-world clinical evidence to support further adoption of our differentiated technologies such as the Karma Fixation System, the Katana Lateral Access System, the Lucent XP Interbody Device System and the OmegaLIF Posterior Oblique Access and Interbody Device Implant System, as well as other technologies in our pipeline. Specifically, we plan to collect and analyze real-world data on the safety and efficacy of our recent launches of the Karma Fixation System and the Katana Lateral Access System. We

plan to share such data analyses through scientific publications and presentations to the spine surgery medical community. This will bring increased awareness of our products and technologies, which we believe will ultimately attract more surgeon and patient interest. We have already conducted comprehensive biomechanical testing for the Karma Fixation System, which we plan to supplement with multiple studies on its clinical performance. We plan to conduct studies on the Katana Lateral Access System focused on surgical efficiency and post-operative pain. We believe such studies will result in increased penetration of our products among the surgeon community.

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Continue to deepen surgeon partnerships through education, training and collaboration programs. We focus on further strengthening our relationships with thought-leading surgeons and scientific advisors through education, training and collaborations. We believe that our strong relationships with thought-leading surgeons and scientific advisors have helped, and will continue to help, us adopt and promote our products and technologies. We also invest extensively in surgeon education and training programs that allow surgeons to stay up-to-date with current surgical techniques and enhance their skillset. In cultivating relationships with new surgeons, we encourage their attendance at our cadaver labs, where they can gain hands-on experience with our products after preliminary education. We strive to be flexible by not only holding these labs at our headquarters in Carlsbad but also in geographies where surgeons are concentrated. Through our relationships with surgeons, we are also able to offer them an opportunity to collaborate in our product development process. We encourage their feedback throughout our education and training sessions. During the year ended December 31, 2019, we sponsored approximately 41 programs with over 70 surgeons, fellows and residents participating.

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Grow our commercial footprint and continue to improve productivity while strengthening independent distributor relationships. Our sales management team and sales specialists support commercial efforts in the U.S. through a network of independent distributors. We ensure that our sales management team, which has a strong command of our technologies, shares their expertise with our distributor representatives. We focus on developing this knowledge base to enhance our relationships with surgeons, hospitals and other healthcare organizations and to help us appropriately manage and address their needs and requirements. We plan to expand our sales management and sales specialist teams as needed in order to continue growing in the U.S. and to support our planned expansion outside of the U.S. We are continuously improving the productivity of our sales management and sales specialist teams by delineating their responsibilities and designing appropriate incentive structures. Our sales management team members are assigned specific regions and tasked with driving business alongside independent distributors which fall within their region. Their performance evaluation is tied to quantifiable metrics including monthly, quarterly, and annual sales quotas with a portion of their compensation tied to revenue performance. We have recently increased our focus on expanding our independent distributor and surgeon networks to support our growth initiatives.

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Expand our international presence. We currently sell some of our products internationally, primarily in Mexico, Brazil and Australia. While maintaining our strong presence in the U.S., we plan to further expand our global independent distribution network. We have begun initiating registrations of our products in multiple international geographies, focusing on key markets where we plan to expand.

Our Disruptive Technologies

We offer disruptive and transformative technologies that serve various spine surgery markets. We believe our MIS Ultra and Ti-Bond technologies are essential in driving our continued growth in markets with significant unmet needs. As such, we designated all of our products featuring MIS Ultra or Ti-Bond technologies as Featured Products.

Our MIS Ultra Technologies

The design principle of our MIS Ultra technologies is based on the ideology that the proper balance of all design attributes of a surgery system can be built in harmony with the short-term and long-term goals of the patient and surgeon to provide treatment that minimizes the unintended consequences of surgical intervention. Surgeon workflow is improved by detailed consideration of each step of the procedure to enhance the accuracy, reproducibility and safety of the surgery. Surgical access systems and instrumentation take into account the patient’s anatomy and post-surgical recovery to minimize disruptions. Implant solutions are centered on the intricate construction and utilization of the optimal materials and design working together to restore and augment the patient’s physiology while providing the strength and durability needed to accomplish the goals of healing and recovery. The characteristics of the materials and surfaces chosen for implants reduce compromises and take advantage of the anatomical environment while also minimizing interference with post-surgical evaluation.

The systems below represent select products that are developed and commercialized utilizing our proprietary MIS Ultra technologies.

Karma Fixation System

The Karma Fixation System is a unique, metal-free posterior fixation system for use in MIS spine surgery procedures that stabilizes the spine while avoiding the construct rigidity of other posterior fixation systems. The Karma Fixation System consists of a self-securing locking strap manufactured from radiolucent PEEK. It consists of one-implant product SKU and a limited number of surgical instruments that allow for a safe and reproducible procedure that can be completed in a time efficient manner.

Existing competitive products present issues such as:

•	rigid constructs that do not share the anatomical loads of the body;

•	the potential to lock a patient’s vertebrae in a spacing and orientation that is not optimal for long-term clinical success;

•	large profile devices that occupy space in the patient’s musculature;

•	the need for a multi-component custom construct to be built for each patient intra-operatively;

•	disorders at adjacent segments of the spine or other joints of the body;

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radiodense materials visible in post-operative x-rays that may disrupt the surgeon’s ability to assess anatomy and that reveal to the patient the large and mechanical devices implanted into their spines;

•	multiple sets of complex instruments and implants;

•	the need to traverse anatomical features surrounded by highly sensitive neural structures;

•	MIS devices that are heavily reliant on CT imaging or x-ray imaging that exposes the patient and operating room staff to high levels of radiation; and

•	navigation systems or robotics for pedicle screw placement that require costly capital equipment installations.

The Karma Fixation System offers differentiated attributes including:

•	an all polymer posterior fixation system, which provides a blend of materials with load-sharing mechanical performance;

•	an extremely low-profile geometry that rests well under the patient’s musculature;

•	potentially lower incidence of adjacent segment disorders;

•	a radiolucent material that provides for unobstructed x-rays and other forms of medical imaging;

•	simple instrumentation with only one-implant product SKU;

•	easily reversible or revisable;

•	a surgical procedure that stays posterior to all of the neural structures potentially allowing for a safer surgery;

•	instrumentation that guides the surgery, allowing for less reliance on intra-operative CT imaging or x-rays, lessening the radiation exposure to the patient and operating room staff; and

•	advantageous for the ambulatory surgery center setting.

We have secured 510(k) clearance for the Karma Fixation System across a broad set of indications and expect surgeons will use it to address a wide range of thoracolumbar instrumented fusion procedures, or as a potential alternative to instrumented non-fusion and non-instrumented thoracolumbar procedures. Based on initial surgeon feedback and management’s expectation of addressable procedures, which include traditional and MIS spine surgery procedures, we estimate that the Karma Fixation System’s total addressable market size was in excess of $2.7 billion in 2019.

As part of its initial rollout, surgeons successfully performed 10 procedures with the Karma Fixation System in 2019. In 2020, we assigned a dedicated sales leader to the Karma Fixation System to engage institutional leaders and plan to commercially launch 20 sets during 2020. Additionally, we plan to initiate multiple clinical studies in 2020 to examine the effectiveness of the device when used in MIS procedures.

Katana Lateral Access System

The Katana Lateral Access System is a retractor system for minimally invasive access to the spine via a lateral (from the side) approach. The Katana Lateral Access System’s novel nested dilator and blade design allows the surgeon to gain lateral access in fewer steps and more safely with a muscle-splitting single pass by the lumbar plexus compared to the sequential dilation techniques required by competitors. The design is intended to improve access efficiency and, more importantly, improve patient outcomes by reducing the incidence of approach-related post-operative complications.

Existing competitive products present issues such as:

•	post-operative complications and co-morbidities such as neuropraxia presenting as thigh pain found in up to 40% of patients related to psoas disruption;

•	forced symmetrical retraction that compresses the lumbar plexus;

•	multiple steps of sequential dilation requiring multiple passes by the lumbar plexus presenting greater risk of injury to the patient with each pass;

•	tissue creep into the surgical corridor due to retractor geometry; and

•	tissue entrapment under the dilators and retractors of sequential dilation-based systems.

The Katana Lateral Access System offers differentiated attributes including:

•	a posterior forward muscle-splitting technique designed to prevent damage to neural structures and reduce the incidence of post-operative thigh pain attributed to the surgical access;

•	a nested dilator and blade set for improved workflow;

•	asymmetric anterior opening blades that do not compress the lumbar plexus;

•	a triangular access blade configuration that reduces tissue creep;

•	distal dilator and blade geometry that does not trap tissue underneath; and

•	sweeping action that clears muscle from the access corridor to the intervertebral disc space.

We commercially launched the Katana Lateral Access System in late 2019. In 2020, we plan to expand the launch and begin product offering line additions for disposable components to enhance the ease of use. We also plan to develop an integrated lateral fixation plate implant system. Additionally, in 2020, we expect to initiate a clinical study to measure surgical efficiency and post-operative pain.

Lucent XP Expandable Interbody Device System

The Lucent XP Expandable Interbody Device System is an expandable PEEK and titanium hybrid lumbar interbody system for use in spinal fusion procedures. It is mainly composed of radiolucent PEEK with a layer of our proprietary Ti-Bond titanium porous coating to enhance bone integration and to create immediate stability at the vertebral body endplates. The core of the device is made from titanium alloy to provide the strength necessary to drive expansion of the device once intraoperatively positioned. The Lucent XP Expandable Interbody Device System is designed to support up to three millimeters of vertical expansion and up to 15 degrees of lordosis to help restore height and sagittal balance of the spine. This blend of materials, surface, design and function allows for a device that is load-sharing and anatomical while minimizing interference with post-operative imaging to assess fusion.

Existing competitive products present issues such as:

•	high dependency on titanium designs that lead to a stiffer device that is less load-sharing and more prone to subsidence;

•	radiodense titanium designs that interfere with post-operative assessment of fusion;

•	low amounts of surface area that increase contact stress leading to subsidence;

•	small graft space that limits or complicates delivery and placement of biologics needed to support fusion; and

•	expansion that is complicated or limited in function or lacks safeguards against over-distraction.

The Lucent XP Expandable Interbody Device System offers differentiated attributes including:

•	a blend of materials that balance the need for a load-sharing performance profile and the strength for the expansion mechanism;

•	Ti-Bond surface topography and material that interface with the vertebral body endplates for optimal stability and fit;

•	materials and design that allow for post-operative evaluation;

•	a large surface area for load distribution;

•	a graft chamber along with accompanying graft delivery instrumentation for post-expansion biologics placement; and

•	a simple instrumentation and implantation procedure that requires no alteration to surgical technique.

We commercially launched the Lucent XP Expandable Interbody Device System in early 2019. We expect to expand the product offering to address various surgical approaches and implant positioning, including launching the Lucent XP Wide Expandable Interbody Device System and introducing the Lucent XP Curved Expandable Interbody Device System, subject to obtaining regulatory clearance, in 2020.

OmegaLIF Posterior Oblique Access and Interbody Device Implant System

The OmegaLIF Posterior Oblique Access and Interbody Device Implant System is an access system and accompanying interbody device system for use in intervertebral body spinal fusion procedures and that allows for minimally invasive single position interbody fusion and posterior fixation. With techniques that involve use of the OmegaLIF Posterior Oblique Access and Interbody Device Implant System, a surgeon can percutaneously and/or arthroscopically perform a discectomy and place an expandable interbody fusion device. This technique is designed to allow a surgical procedure to be done more efficiently and with less blood loss than other MIS techniques such as MIS Transforaminal Lumbar Interbody Fusion.

Existing competitive products present issues such as:

•	muscle retraction and muscle disruption;

•	sacrifice of at least one facet joint; and

•	retraction of various neural structures.

The OmegaLIF Posterior Oblique Access and Interbody Device Implant System offers differentiated attributes including:

•	percutaneous and protected access to the interverbal disc space;

•	simple instrumentation for discectomy and sizing of the disc space;

•	guided interbody implant device placement over a k-wire;

•	efficient surgical flow design and the potential to limit blood loss; and

•	expandable interbody device to regain lost intervertebral disc height.

We commercially launched the OmegaLIF Posterior Oblique Access and Interbody Device Implant System in 2016. We expect to launch the next generation of the OmegaLIF Posterior Oblique Access and Interbody Device Implant System in 2020 to help simplify the procedure in which the interbody device is used and make it even more reproducible.

Sapphire X Anterior Cervical Plate System

The Sapphire X Anterior Cervical Plate System is an anterior cervical plate system designed to combine the techniques and instrumentation of multiple components of an anterior cervical discectomy and fusion into one efficiently streamlined delivery system. The configuration of the plate and delivery system is designed to allow for a smaller incision and operative corridor while providing for a safe, accurate and reproducible procedure. Placement of the plate and screws of the device is designed to allow for optimize sizing, enhance bony fixation and reduce adjacent segment issues related to the improper length of the cervical plate. Furthermore, the plate is designed to be delivered in succinct alignment with the vertebral bodies and axis of the spine.

Existing competitive products present issues such as:

•	fixation plates that overlap a significant portion of the vertebral body, potentially exacerbating adjacent segment issues;

•	screw placement into a higher percentage of cancellous bone, which may not have the strength capacity of denser cortical bone;

•	multiple instrument sets and operative steps to place an interbody device and anterior plate; and

•	more soft tissue retraction to accommodate surgical instrumentation.

We believe that the Sapphire X Anterior Cervical Plate System has the potential to offer differentiated attributes including:

•	surgical technique and fixation plates designed to allow for minimized plate overlap;

•	screw placement into a higher percentage of cortical bone;

•	streamlined instrumentation that combines interbody device and anterior plate implantation; and

•	less soft tissue retraction due to the streamlined instrumentation.

We received 510(k) clearance from the FDA for this product in June 2020, and plan to introduce the Sapphire X Anterior Cervical Plate System in the second half of 2020.

TeleGraft Bone Graft Delivery System

The TeleGraft Bone Graft Delivery System is an instrument system for use in delivering bone graft material to the fusion site in a controlled, reproducible manner. Bone graft delivery in spine surgery is critical to the effectiveness of a fusion procedure. Fusion is a biologic process that requires vertebrae to grow together. The proper placement and volume of bone graft material is needed to ensure success. Our TeleGraft Bone Graft Delivery System is designed to be able to work with any surgical approach to the spine and allow for any volume of bone graft to be delivered with a single pass by the neural structures.

Existing competitive products present issues such as:

•	non-reproducible, manual placement of bone graft material using a variety of tubes or other randomly available general surgical instrumentation;

•	multiple passes by the neural structures to deliver desired quantity of bone graft material; and

•	imprecise and potentially dangerous impaction necessary to deliver bone graft material.

We believe the TeleGraft Bone Graft Delivery System will have the potential to offer differentiated attributes, including:

•	precise and reproducible placement of bone graft material with a purpose-built bone graft delivery instrument;

•	single pass by neural structures due to ability to re-load bone graft device without repositioning delivery tube; and

•	controlled delivery of bone graft material due to force generated by trigger activation mechanism.

We launched a version of this system in 2019 that we are currently evaluating in early-stage clinical preference and usability testing, which involves solicitation of feedback from surgeons who have performed procedures using this system, and we expect to commercially launch an improved version of this system in late 2020.

Our Ti-Bond Technology

Our Ti-Bond technology is a titanium porous coating that is applied to a suite of our products to create a favorable environment for bone healing during fusion. It is made from commercially pure titanium particles that are mechanically adhered to the bone contacting surfaces of the implant. We introduced Ti-Bond in 2012, and we obtained FDA clearance for devices that incorporate the Macro-, Micro- and Nano-Surface structures of Ti-Bond in November 2018. The micro-structure of Ti-Bond entails a micro-textured titanium surface consisting of random pores. The randomly structured porous titanium and increased surface area of Ti-Bond create an ideal bone apposing surface for peri-implant bone growth while stimulating the proliferation of osteoblasts, which are the building blocks of bone formation. In addition, Ti-Bond includes differentiated characteristics, such as scratch fit, that has been demonstrated to reduce migration and therefore may enhance long-term fixation. As a result of its effects on bone integration, our Ti-Bond technology is featured in a significant portion of our product portfolio.

Lucent Ti-Bond: Porous titanium coated PEEK cage	Micro-structure: The porous titanium creates a microstructure that increases surface area of bony contact

Our Ti-Bond technology compares favorably to plain PEEK products. A sheep study performed at the University of New South Wales found (Figure 1) that implants with a Ti-Bond surface had a stronger push-out force (force required to displace the implants) when compared to PEEK implants, and the force to push-out Ti-Bond implants increased over time between 4 weeks and 12 weeks post-implantation.

Figure 1

Additionally, a retrospective, non-randomized review of the clinical use of an inter-fixated ALIF implant with Ti-Bond (our Magnum+ device) showed positive results including significantly improved pain outcomes, at nine months post-operation for subjects receiving a Ti-Bond implant. Radiographic union with bridging bone formation was confirmed in 96% of subjects, and solid fusion was observed at an average of 7.3 +/- 2.3 months post-operatively. In a third-party, non-head-to-head study of plain PEEK implants, 90.6% of subjects achieved solid fusion at 18 months. Images 1 and 2 are radiographs collected during that clinical review.

Image 1	Image 2

Early bridging formation across PTC PEEK spacer three months post-op	Six-month post-op demonstrating solid arthrodesis

Our Technology Portfolio

Beyond our MIS Ultra and Ti-Bond technologies, we have a robust product portfolio consisting of a comprehensive set of spinal fixation systems, interbody implants, surgical instruments and biologics. Our well-rounded product portfolio consists of more than 40 systems that incorporate traditional solutions as well as disruptive technologies to address various spine disorders. We intend to continue surrounding our core differentiated technologies with innovative supportive adjacent products and services to provide a complete suite of systems, products and technologies.

The chart below represents the breakdown of our revenue for the year ended December 31, 2019 by category.

Lumbar Posterior Fixation

Our lumbar posterior fixation portfolio includes Featured Products such as the Overwatch Spinal System, Mercury Classic and Mercury MIS Spinal Systems, and Clutch ISP Posterior Fixation System. Revenue from our lumbar posterior fixation portfolio represented approximately $26.4 million, or 27.5% of total revenue, for the year ended December 31, 2019.

Overwatch Spinal System

The Overwatch Spinal System is an advanced comprehensive thoracolumbar fixation system designed to powerfully correct and stabilize the posterior spine. This system is capable of addressing a range of clinical needs and is adaptable to various surgical techniques from traditional open spine surgery to MIS procedures. The Overwatch Spinal System can address degenerative conditions through complex deformity and multi-level procedures. It features a low-profile screw with reduction features and two thread options for enhanced fixation and various applications. A state-of-the-art instrumentation system accompanies the system with multiple options for spinal curvature correction and implant alignment.

Overwatch Spinal System

Mercury Classic and Mercury MIS Spinal System

The Mercury Classic Spinal System is a low-profile, versatile pedicle screw system designed for use in multi-level fusion procedures with a buttress threaded cap and screw head to minimize cross threading while providing high grip strength. This system is complimented with streamlined surgical instrumentation. The addition of one instrumentation tray allows the Mercury Classic System to be used as a MIS set with a tower-based delivery system. The MIS towers help limit muscle and tissue disruption using MIS approaches and include built-in alignment capabilities.

Mercury Classic	Mercury MIS Spinal System

Clutch Interspinous Process Device

The Clutch Interspinous Process Device System includes an interspinous process implant that is designed to distract the spinous processes and lock to them, creating fixation. The Active Compression Technology built into the implant applies constant force to help prevent the implant from loosening. Ti-Bond titanium porous coating applied on the bone-contacting surfaces of the implants is designed to help provide immediate stability and long-term fixation.

Clutch Interspinous Process Device

Lumbar Interbody

Our lumbar interbody portfolio includes Featured Products such as the Lucent, Lucent Ti-Bond and Zeus-O Interbody Device Systems. Revenue from our lumbar interbody portfolio represented approximately $16.6 million, or 17.3% of total revenue, for the year ended December 31, 2019.

Lucent and Lucent Ti-Bond Interbody Device Systems

The Lucent Interbody Device System is made with strong, durable PEEK construction and large bone graft windows. The innovative system has been regularly updated over the company’s history, the original version being one of the first PEEK spine devices on the market and the first to receive clearance from the FDA as an interbody device. When Ti-Bond was added to the Lucent line, it became the first titanium-coated interbody device on the market in the U.S. The Lucent and Lucent Ti-Bond Interbody Device Systems provide for surgical versatility and procedural simplicity with the accompaniment of our efficient discectomy instrumentation set.

Lucent Interbody Device System	Lucent Ti-Bond Interbody Device System

Zeus-O Interbody Device System

The Zeus-O implant is a device manufactured from PEEK high-performance polymer with a design that allows the device to be implanted percutaneously from an oblique lateral lumbar approach (such as an approach using our OmegaLIF device). The longitudinal cannulation provides for a safe, over-the-wire implant delivery.

Zeus-O Interbody Device System

Standalone Lumbar Interbody

Our standalone lumbar interbody portfolio consists of one Featured Product, the Magnum+ Stand-Alone No Profile ALIF System. Revenue from our standalone lumbar interbody portfolio represented approximately $10.6 million, or 11.1% of total revenue, for the year ended December 31, 2019.

Magnum+ Stand-Alone No Profile ALIF System

The Magnum+ Stand-Alone System is a premier, stand-alone system with an efficient implant delivery means that is designed to allow for minimal tissue disruption. Controlled implant delivery options and multiple implant inserter attachment points are designed to allow for further versatility of the system. With just two screws needed for fixation, the amount of surgical retraction can be minimized. This system includes bone screws that lock to help prevent screw backout or migration. Ti-Bond titanium porous coating at the endplates helps with immediate stability and long-term fixation.

Magnum+ Stand-Alone No Profile ALIF System

Cervical Anterior Fixation

Our cervical anterior fixation portfolio consists of two Featured Products, the Sapphire Anterior Cervical Plate System and the Ceres and Ceres Midline Anterior Cervical Plate Systems. Revenue from our cervical anterior fixation portfolio represented approximately $6.5 million, or 6.8% of total revenue, for the year ended December 31, 2019.

Sapphire Anterior Cervical Plate System

The Sapphire Anterior Cervical Plate System is a low-profile, versatile anterior cervical fixation system that includes a narrow, sleek fixation plate with large windows that provide for visualization of the interbody space. The plate has a dual-plane contoured design to provide exceptional anatomical fit. The integrated screw-in-a-screw locking mechanism is designed to further provide for a low profile and smooth surface juxtaposed to the soft tissues in the neck while helping prevent screw backout.

Sapphire Anterior Cervical Plate System

Ceres and Ceres Midline Anterior Cervical Plate Systems

The Ceres and Ceres Midline Anterior Cervical Plate Systems offer straight-forward dependable anterior cervical fixation options. The traditional cam locking mechanism is designed to provide visible assurance of screw security to prevent backout. Complimentary instrumentation allows for one screwdriver to both insert the fixation screw and secure the locking mechanism. Plate options allow for one- or two-screw fixation at a given vertebral body.

Ceres Anterior Cervical Plate System	Ceres Midline Anterior Cervical Plate System

Cervical Interbody

Our cervical interbody portfolio consists of two Featured Products, the Crystal Ti-Bond Interbody Device System and inCORPorate Corpectomy System. Revenue from our cervical interbody portfolio represented approximately $4.3 million, or 4.5% of total revenue, for the year ended December 31, 2019.

Crystal Ti-Bond Interbody Device System

The Crystal Ti-Bond Interbody Device System is made with strong, durable PEEK construction and large bone graft windows. Like the Lucent Interbody Device System, this innovative system has been regularly updated over the company’s history with the original version being one of the first PEEK spine devices on the market and the first to receive clearance from the FDA as an interbody device. When Ti-Bond was added to the Crystal line, it became the first cervical titanium-coated interbody device on the market in the U.S.

Crystal Ti-Bond Interbody Device System

inCORPorate Corpectomy System

The inCORPorate Corpectomy System is a straightforward vertebral body replacement system. This system was designed to have the biomechanical integrity so that it can support various portions of the anterior spinal column.

inCORPorate Corpectomy System

Standalone Cervical Interbody

Our standalone cervical interbody portfolio consists of two Featured Products, the Vertu Anterior Stand-Alone System and the Ceres-C Stand-Alone Cervical System. Revenue from our standalone cervical interbody portfolio represented approximately $3.4 million, or 3.5% of total revenue, for the year ended December 31, 2019.

Vertu Anterior Stand-Alone No Profile ACDF System

The Vertu Anterior Stand-Alone System is an intuitive, stable stand-alone, no-profile system for anterior cervical discectomy and fusion. It is very similar to its lumbar counterpart Magnum+ Stand-Alone System in its respective efficiency and fortitude. Like the Sapphire Anterior Cervical Plate System, this system offers an integrated screw-in-a-screw locking mechanism that was designed to help prevent screw backout or migration. Ti-Bond titanium porous coating at the endplates helps with immediate stability and long-term fixation.

Vertu Anterior Stand-Alone No Profile ACDF System

Ceres-C Stand-Alone Cervical System

The Ceres-C Stand-Alone Cervical System offers a two-piece system with a PEEK interbody component and a titanium alloy plate component. This low-profile system is similar to the Ceres Anterior Cervical Plate System in that it offers a traditional cam locking mechanism that was designed for visible assurance of screw security to prevent backout. It also offers complimentary instrumentation that allows for one screwdriver to both insert the fixation screw and secure the locking mechanism.

Ceres-C Stand-Alone Cervical System

Cervical Posterior Fixation

Our cervical posterior fixation portfolio consists of one Featured Product, the Lotus Posterior Fixation System. Revenue from our cervical posterior fixation portfolio represented approximately $2.9 million, or 3.0% of total revenue, for the year ended December 31, 2019.

Lotus Posterior Fixation System

The Lotus Posterior Fixation System is a premier posterior cervical-thoracic fixation system utilizing a 3.5mm rod with a low-profile screw head design, which we believe provides a high level of simplicity and functionality. This system is strong and versatile in its ability to fixate the posterior cervical spine and to be joined to our Mercury Classic Spinal System or Overwatch Spinal System to create a full posterior spine fixation construct.

Lotus Posterior Fixation System

Biologics

We offer a comprehensive range of cell and tissue biologics technologies that complement our existing hardware portfolio to promote bone growth opportunity. Revenue from our biologics portfolio represented approximately $21.6 million, or 22.5% of total revenue, for the year ended December 31, 2019.

Some of the various forms and formats of our biologics offering, which we have designated as Featured Products, are presented below.

Structural and Morselized Bone Allograft

Allos CC7	Allos MC5	Allos Granules
Premium Assembled Cervical Allograft	Cervical Allograft Spacer	Cortical and Cancellous Particulates

Demineralized Bone Allograft

Nevos Putty	Nevos Fiber	Nevos Sponge	Nevos Flex
Demineralized Bone Matrix	Demineralized Bone Matrix	Demineralized Cancellous Sponge	Fenestrated Demineralized Cortical Strip

Amniotic Tissue and Fluid

Provenda Flo	Provenda
Amniotic Fluid	Amniotic Membrane and Umbilical Cord Allografts

Cellular Bone Allograft

Orios

Cellular Bone Allograft

Synthetic Bone Graft

OssiMend

Mineral-Collagen Composite

Our Technology Pipeline

We focus on innovation to drive growth and expand our comprehensive technology portfolio. We plan to continue our established history of product innovation by introducing disruptive novel technologies, as well as next generations of existing Featured Products. Some of our pipeline technologies that are expected to come to market in the near term are listed below.

Sapphire X Anterior Cervical Plate System

The Sapphire X Anterior Cervical Plate System is a member of our MIS Ultra suite of products. It complements our Sapphire Anterior Cervical Plate System and features high-angle screw fixation and integrated interbody device and plate delivery designed to provide a more streamlined surgical procedure. We received 510(k) clearance from the FDA in June 2020 for this system and we expect to complete mechanical testing during 2020 and commercially launch this system in the second half of 2020.

Lucent XP Expandable Interbody System—Curved Device

We plan to enhance our Lucent XP Expandable Interbody System with the addition of a curved version of the device. This system is also a component of our MIS Ultra suite of products. The new Lucent XP Curved Expandable Interbody Device System would be used in posterior transforaminal lumbar interbody fusions (“TLIFs”) where the surgeon desires anterior placement of the device. An intuitive delivery system is designed to allow the surgeon to steer the device into its proper alignment prior to the activation of the expansion mechanism. We expect to complete mechanical testing and submit a request for 510(k) clearance to the FDA for this line addition during 2020.

3D-Printed Titanium Interbody Devices

We are developing multiple families of interbody devices that will be manufactured from titanium alloy using additive manufacturing (3D printing) technology. The first series of 3D-printed devices to be developed will support posterior lumbar procedures (PLIF and TLIF), with additional devices to follow in the future. These devices will have novel features that allow for optimized delivery of biologics within the interbody implant device. We expect the use of additive manufacturing technology will enable cost-effective production of highly complex parts that would otherwise be more expensive to machine and assemble using traditional manufacturing methods. We expect to complete mechanical testing and submit a request for 510(k) clearance to the FDA for the initial series of devices during 2020.

Other Improvements and Line Additions

We have a series of additional product improvements in our pipeline to support the further expansion of our Katana Lateral Access System, OmegaLIF Posterior Oblique Access and Interbody Device Implant System and TeleGraft Bone Graft Delivery System. We are continuously seeking to improve our portfolio of Featured Products, consistent with our culture of innovation and track-record of delivering pioneering and differentiated products and technologies.

Commercial Sales Organization

We currently generate revenue from the sales of our products through a network of over 300 independent distributors. No distributor accounted for more than 6.7% of total revenue for the year ended December 31, 2019. Our sales management team consists of regional managers and area vice presidents who manage partnerships with independent distributors and report to the Chief Commercial Officer. In addition to our sales management team, we have a dedicated Karma Fixation System sales specialist who solely focuses on education and sales of the Karma Fixation System and a dedicated sales specialist who solely focuses on education and sale of biologics. Our commercial sales organization leverages knowledge of our products and local market expertise to deepen our relationships with our independent distributors and provide support to our surgeon customers.

Global Spine Community Involvement, Education and Training

We devote significant resources to educate surgeons on the proper use of our technologies and techniques. The successful use of our products and technologies depends, in part, on the training and skills of the surgeon performing the procedure. We maintain a state-of-the-art cadaver operating theater and training facility at our corporate headquarters to help drive adoption of our products. At our onsite biomechanical testing and surgical training facilities, we support national education courses, intensive hands-on cadaveric training and lab segments. During the year ended December 31, 2019, we sponsored approximately 41 programs with over 70 surgeons, fellows and residents participating. Additionally, we have taken advantage of surgeons’ availability during the slowdown caused by the COVID-19 outbreak to conduct additional virtual trainings and roundtable discussions about our technologies and products.

We believe our success has been, and will continue to be, driven by the quality of our products and reputation within the spine surgeon community. We have a strong commitment to conducting collaborative research with surgeons and we continue to work with surgeons and other healthcare professionals in clinical research to further advance our pipeline of novel, innovative technology and product offerings.

We also continuously invest in the training and development of our employees. For this purpose, we have developed multiple programs, including our proprietary Spine IQ Core Education program, where sessions cover spine surgery terminology and basic spine anatomy.

As an active member of the global spine community, we support and maintain a presence in trade and industry organizations. We are also committed to providing charitable support to the medical community and have a culture of giving. We have been a corporate sponsor to Global Spine Outreach, a pediatric healthcare nonprofit providing spinal surgeries to underprivileged children around the world. We also initiated a program where a portion of proceeds received for our HERO Allograft product is donated to Make-a-Wish Foundation and St. Jude Children’s Research Hospital.

Research and Development

We have made significant investments to continually improve our core product offerings and introduce new products to increase our penetration in the U.S. spine surgery market. We already have an established track record of developing and launching novel products and disruptive technologies, which are supported by a robust intellectual property portfolio. As a result, our current comprehensive product portfolio can address approximately 95% of the spine surgery procedures performed worldwide in 2018. Since the Combination, we have introduced and launched multiple new technologies and systems including the Karma Fixation System, Katana Lateral Access System, Overwatch Spine System, Lucent XP Expandable Interbody Device System, OmegaLIF Expandable Lumbar Interbody Device, Ceres Cervical Plate System and Clutch ISP Posterior Fixation System. In 2019, systems launched in the prior three years represented 20.2% of total revenue for the year ended December 31, 2019.

Our headquarters, located in Carlsbad, CA, features a 42,000 sq. ft. facility to support product development, marketing, finance, customer service and operations. In addition, we also maintain onsite biomechanical testing and surgical training facilities with a cadaver lab to foster innovation. We also have a highly efficient product development group, consisting of 19 employees, over half of whom are engineers.

Our research and product development expenses were $6.0 million and $7.0 million for the years ended December 31, 2019 and 2018, respectively.

Competition

Our industry is competitive, subject to technological change and significantly affected by new product introductions and market activities of other participants. Our existing products are, and any future products we commercialize will be, subject to competition. We believe the principal competitive factors in our markets include:

•	the quality of outcomes for medical conditions affecting the spine;

•	acceptance by surgeons, hospitals and other healthcare providers;

•	ease of use and reliability;

•	technical leadership and superiority;

•	effective marketing and distribution;

•	speed to market; and

•	product price and qualification for coverage and reimbursement.

We compete with large, diversified orthopedic companies, including Medtronic plc, Johnson & Johnson, Stryker Corporation, NuVasive, Inc., Globus Medical, Inc. and Zimmer Biomet Holdings, Inc. We also compete with smaller spine-focused companies, including Alphatec Holdings, Inc., RTI Surgical Holdings, Inc., Orthofix Medical, Inc. and SeaSpine Holdings Corporation. Our ability to compete successfully will depend on our ability to develop proprietary products and technologies that reach the market in a timely manner, that are cost effective and that are safe and effective.

Royalty Agreement

On April 13, 2017, we entered into an agreement (the “Royalty Agreement”) with Jason Blain, our President and Chief Executive Officer, under which he is entitled to receive royalty payments with respect to certain products. The royalty is 5% of worldwide net sales (as defined in the Royalty Agreement) from the Lucent Lateral Interbody Implant System, the Lucent XP Expandable Interbody Device System, the Clutch ISP Posterior Fixation System and the Karma Fixation System and 3% of worldwide net sales from the Vertu Anterior Stand-Alone System and Mosaic devices, payable quarterly. Royalties of $0.3 million, $0.1 million and $0.1 million were paid to Mr. Blain for the year ended December 31, 2019, 2018 and 2017, respectively. In connection with the consummation of this offering, we intend to terminate the Royalty Agreement on terms mutually acceptable to Mr. Blain and Spinal Elements. See “Certain Relationships and Related Party Transactions — Royalty Agreement”.

Patents, Trademarks and Proprietary Technology

We protect our intellectual property rights and proprietary technology with a combination of patent rights, trademark rights, confidentiality procedures and contractual provisions. We seek not only to protect our intellectual property rights and proprietary technology in select key global markets, but also to supplement our intellectual property portfolio with new filings and applications to enhance protection and support commercialization of current and future products. We continue to seek protection for our technological innovations and branding efforts by filing new patent and trademark applications when and where appropriate.

As of April 10, 2020, our patent portfolio consists of a combination of issued patents and pending patent applications owned by us based on our ongoing development activities. As of April 10, 2020, the patent portfolio that is assigned to us includes approximately 307 issued U.S. patents, 90 issued international patents, 48 pending U.S. patent applications and 53 pending international patent applications. The patent portfolio of issued patents has expiration dates between approximately 2020 and 2037. The patent portfolio, including issued patents, and including pending applications if they issue, has expiration dates between approximately 2020 to 2040. We have issued patents and/or pending applications in Australia, Canada, Europe, Japan, China, Brazil and Mexico. As of April 10, 2020, within our patent portfolio, there are 3 issued U.S. patents directed to the Mercury Classic Spinal System that are expected to expire between 2030 and 2037, 10 issued U.S. patents directed to the Overwatch Spine System that are expected to expire between 2034 and 2036, 10 issued U.S. patents directed to the iO-Flex System that are expected to expire between 2025 and 2029, 8 issued U.S. patents directed to the Zeus-O Interbody Device System that are expected to expire between 2031 and 2035, 3 issued U.S. patents directed to the Karma Fixation System that are expected to expire between 2028 and 2031, 3 issued U.S. patents directed to the Omega XP / OmegaLIF Posterior Oblique Access and Interbody Device Implant System that are expected to expire in 2034, 6 issued U.S. design patents directed to the Lucent Ti-Bond that are expected to expire between

2020 and 2022, 2 issued U.S. patents directed to the Katana Lateral Access System that are expected to expire between 2033 and 2035, 3 issued U.S. patents directed to the Sapphire Anterior Cervical Plate System that are expected to expire between 2026 and 2028, 1 issued U.S. patent directed to the Crystal Ti-Bond Interbody Device System that is expected to expire in 2030, 2 issued U.S. patents directed to the Lotus Posterior Fixation System that are expected to expire in 2030 and 2 issued U.S. patents directed to the Magnum+ Stand-Alone No Profile ALIF System that are expected to expire between 2026 and 2028.

We also protect our brand through trademark rights. As of April 10, 2020, we are the listed owner of 86 U.S. registered and pending trademarks and 123 foreign registered and pending trademarks. The trademarks Spinal Elements, Mercury, Overwatch, Lucent, Ti-Bond, iO-Flex, Zeus, OmegaLIF, Omega XP, Katana, Sapphire, Crystal, Lotus and Magnum+ are some of the filed trademarks that we own in the U.S. and certain foreign countries. In order to supplement protection of our brand, we also have a registered internet domain name.

Our continuing research and development activities, technical expertise and contractual arrangements supplement our existing intellectual property protection and help us maintain our competitive position. We enter into confidentiality agreements with third parties, employees and consultants where appropriate to protect our confidential information and proprietary technology.

Government Regulation

Domestic Regulation of Our Products and Business

Our products are medical devices and human tissue products, and our research, development, clinical programs and marketing operations, as well as our manufacturing operations for the iO-Flex System and manufacturing operations of our suppliers for other products, are subject to extensive regulation in the U.S. and other countries. All of our medical device and human tissue products manufactured and sold in the U.S. are subject to the FDCA, and Public Health Service Act (the “PHSA”) as implemented and enforced by the FDA. The FDA regulates the following activities that we perform or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

•	product design, development, processing and manufacture;

•	non-clinical and clinical research;

•	product safety, efficacy, testing, labeling, packaging and storage;

•	pre-market clearance or approval;

•	record keeping procedures;

•	product advertising, marketing and promotion, sales, distribution and export; and

•	post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths, serious injuries or device malfunctions and repair or recall of products.

FDA Premarket Clearance and Approval Requirements for Medical Devices

Unless an exemption applies, each medical device we wish to commercially distribute in the U.S. will require either premarket notification under Section 510(k) of the FDCA (referred to as a 510(k) clearance), a de novo classification, or approval of a PMA from the FDA. The FDA classifies medical devices into one of three classes depending on the degree of risk associated with each medical device and the manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation

(“QSR”) facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirements, manufacturers of most Class II devices are required to submit to the FDA a premarket notification requesting permission to commercially distribute the device in the form of a 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously-cleared 510(k) device, are placed in Class III, requiring a PMA. Some pre-amendment devices are unclassified but are subject to the FDA’s premarket notification and clearance process in order to be commercially distributed. Our medical devices are either exempt Class I devices or devices that have been cleared through the FDA’s 510(k) pathway.

FDA Clearance Marketing Pathway

Our current medical device products are either exempt Class I devices or devices that are subject to premarket notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but often takes longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For FY 2020, the standard user fee for a 510(k) premarket notification application is $11,594.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. Once a de novo application is reviewed and approved, it results in the device having a Class II status and future devices from the company or a competitor may use the company de novo-approved device as a 510(k) predicate.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications today are accomplished by a “letter to file” in which the company documents the rationale for the change and why a new 510(k) is not required. However, if the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. The FDA also announced that it intends to finalize guidance to establish a premarket review pathway for “manufacturers of certain well-understood device types” as an alternative to the 510(k) clearance pathway and that such premarket review pathway would allow manufacturers to rely on objective safety and performance criteria recognized by the FDA to demonstrate substantial equivalence, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process.

In May 2019, the FDA solicited public feedback on its plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates, including whether the FDA should publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. The FDA requested public feedback on whether it should consider certain actions that might require new authority, such as whether to sunset certain older devices that were used as predicates under the 510(k) clearance pathway. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. More recently, in September 2019, the FDA finalized the aforementioned guidance to describe an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway, by demonstrating that such device meets objective safety and performance criteria established by the FDA, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to maintain a list of device types appropriate for the “safety and performance based pathway” and develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.

FDA PMA Approval Process

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA from the date of filing to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA devices are also subject to the payment of user fees, which for FY 2020 includes a standard application fee of $340,995 and an annual establishment registration fee of $5,236.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The

FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. None of our products are currently marketed pursuant to a PMA.

Human Cell, Tissue and Cellular and Tissue-Based Products

We currently distribute a number of products processed from human tissue, all of which are manufactured by third-party suppliers. Certain HCT/Ps are regulated solely under Section 361 of the PHSA and are referred to as “Section 361 HCT/Ps,” while other HCT/Ps are subject to FDA’s regulatory oversight as drugs, biologics and/or medical devices. Section 361 HCT/Ps do not require premarket clearances or approvals from FDA before marketing. All of our currently marketed human tissue products are demineralized bone matrices (“DMBs”) with a 510(k) clearance or are marketed as Section 361 HCT/Ps without premarket clearances or approvals, but they are nonetheless subject to regulatory requirements related to registration, listing, donor eligibility and screening, processing, manufacturing, distribution, labeling, and post-market reporting requirements.

To be a Section 361 HCT/P, a cellular or tissue-based product generally must meet all four of the following criteria:

•	it must be minimally manipulated;

•	it must be intended for homologous use;

•	its manufacture must not involve combination with another article, except for water, crystalloids or a sterilizing, preserving or storage agent; and

•	it must not have a systemic effect and must not be dependent upon the metabolic activity of living cells for its primary function.

HCT/Ps that meet these criteria are regulated solely under Section 361 of the PHSA and are referred to as “Section 361 HCT/Ps.” HCT/Ps that do not meet these criteria are regulated as drugs, devices, and/or medical devices under Section 351 of the PHSA and/or the FDCA. All of our currently marketed human tissue products are marketed as Section 361 HCT/Ps, or they are DBMs that have a 510(k) clearance.

The procurement and transplantation of allograft bone tissue is subject to U.S. federal law pursuant to the National Organ Transplant Act (“NOTA”) a criminal statute which prohibits the purchase and sale of human organs used in human transplantation, including bone and related tissue, for “valuable consideration.” NOTA permits reasonable payments associated with the removal, transportation, processing, preservation, quality control, implantation and storage of human bone tissue.

In November 2017 the FDA published “Regulatory Considerations for Human Cells, Tissues, and Cellular and Tissue–Based Products: Minimal Manipulation and Homologous Use—Guidance for Industry and Food and Drug Administration Staff.” The guidance provides further clarity on the meaning and application of each of the four criteria outlined above. In light of the additional context, the FDA indicated that through November 2020 it would exercise enforcement discretion in order to give sponsors time to evaluate their need to submit an investigational new drug application, or IND, or marketing application.

On April 1, 2020, the FDA issued a statement regarding HCT/P establishments and donor screening measures in light of the COVID-19 outbreak. In determining a prospective donor’s eligibility, the FDA encouraged establishments to consider donor history in the 28 days prior to HCT/P recovery for those who have (i) cared for, lived with, or otherwise had close contact with or (ii) been diagnosed with or suspected of having COVID-19 infection. Additionally, the FDA advised against using laboratory tests to screen asymptomatic HCT/P donors, and stated that it was continually assessing whether testing is warranted on certain types of HCT/Ps and would issue updates as needed.

Clinical Trials

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. Such trials for implanted devices generally require an investigational device exemption application (“IDE”) approved in advance by the FDA for a specified number of subjects and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements as well as regulations which govern investigational device labeling and prohibit promotion of the investigational device. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board (“IRB”) for each clinical site. The IRB is responsible for the initial and continuing review of the study, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. We have not previously and are not currently conducting any prospective clinical trials to support submission of a premarket notification or approval application.

To conduct a clinical trial, we also are required to obtain the subjects’ informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and effectiveness of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the U.S.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

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QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation, and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

•	requirements related to promotional activities;

•	clearance of product modifications that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

•	approval of product modifications that affect the safety or effectiveness of one of our approved devices;

•

medical device reporting regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;

•	post-approval restrictions or conditions, including post-approval study commitments;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

•	regulations pertaining to voluntary recalls; and

•	notices of corrections or removals.

Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers and manufacturers. Failure by us or by our suppliers and manufacturers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions including, but not limited to:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement and refunds;

•	recall, withdrawal, or administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or PMA approval of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export or import approval for our products; or

•	criminal prosecution.

Promotional Materials - “Off-Label” Promotion

Advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission, the Department of Justice (“DOJ”) and by other federal and state regulatory and enforcement authorities. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved or unauthorized use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that the DOJ, other federal, state, or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired. In addition, under the federal Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims.

International Regulation of Our Products

Our products are medical devices and human tissue products, and our research, development, clinical programs and marketing operations are subject to extensive regulation in other countries. For example, in the EEA our devices are required to comply with the Essential Requirements concerning medical devices. Compliance with these requirements entitles us to affix the CE mark to our medical devices, without which they cannot be commercialized in the EEA.

To demonstrate compliance with the Essential Requirements, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by the competent authorities of a EEA country to conduct conformity assessments. The Notified Body typically audits and examines products’ Technical File and the quality system for the manufacture, design and final inspection of our devices before issuing a CE Certificate of Conformity demonstrating compliance with the relevant Essential Requirements. Following the issuance of this CE Certificate of Conformity, we can draw up an EC Declaration of Conformity and affix the CE mark to the products covered by this CE Certificate of Conformity and the EC Declaration of Conformity.

After the product has been CE marked and placed on the market in the EEA, we must comply with a number of regulatory requirements relating to:

•	registration of medical devices in individual EEA countries;

•	pricing and reimbursement of medical devices;

•	establishment of post-marketing surveillance and adverse event reporting procedures;

•	Field Safety Corrective Actions, including product recalls and withdrawals; and

•	interactions with physicians.

Failure to comply with these requirements may result in enforcement measures being taken against us by the competent authorities of the EEA countries. These can include fines, administrative penalties, compulsory product withdraws, injunctions and criminal prosecution. Such enforcement measures would have an adverse effect on our capacity to market our products in the EEA and, consequently, on our business and financial position. Further, the advertising and promotion of our products in the EEA is subject to the provisions of the Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the EEA countries governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Healthcare Fraud and Abuse

Federal and state governmental agencies and equivalent foreign authorities subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. These laws constrain the sales, marketing and other promotional activities of medical device manufacturers by limiting the kinds of financial arrangements we may have with healthcare facilities, spine surgeons, other healthcare providers and other potential purchases of our products. Federal healthcare fraud and abuse laws apply to our business when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or other federally funded healthcare programs. Descriptions of some of the laws and regulations that may affect our ability to operate follow.

The federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, items or services for which payment may be made, in whole or in part, under federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, and the government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of, or a specific intent to violate, the law. The Anti-Kickback Statute is subject to evolving interpretations and has been applied by government enforcement officials to a number of common business arrangements in the medical device industry. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution; however, those exceptions and safe harbors are drawn narrowly, and there is no exception or safe harbor for many common business activities. Failure to meet all of the requirements of a particular statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute, but the legality of the arrangement will be evaluated on a case-by-case basis based on the totality of the facts and circumstances. A number of states also have anti-kickback laws that establish similar prohibitions that may apply to items or services reimbursed by government programs, as well as by any third-party payors, including private payors.

The civil False Claims Act prohibits, among other things, knowingly presenting or causing the presentation of a false or fraudulent claim for payment of federal funds, or knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. A claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Actions under the False Claims Act may be brought by the government or as a qui tam action by a private individual in the name of the government. Qui tam actions are filed under seal and impose a mandatory duty on the DOJ to investigate such allegations. Most private citizen actions are declined by the DOJ or dismissed by federal courts. However, the investigation costs for a company can be significant and material even if the allegations are without merit. There are also criminal penalties, including imprisonment and criminal fines, for making or presenting a false or fictitious or fraudulent claim to the federal government.

False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and significant mandatory penalties per claim. Because of the potential for large monetary exposure, healthcare companies often resolve allegations without admissions of liability for significant and sometimes material amounts to avoid the uncertainty of treble damages and per claim penalties that may awarded in litigation proceedings. Moreover, to avoid the risk of exclusion from federal healthcare programs as a result of a False Claims Act settlement, companies may enter into corporate integrity agreements with the government, which may impose substantial costs on companies to ensure compliance.

In addition, HIPAA created federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

The federal Physician Payment Sunshine Act, implemented by CMS as the Open Payments program, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to CMS information related to payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare providers beginning in 2022, and teaching hospitals, and requires applicable manufacturers to report annually to CMS ownership and investment interests held by physicians (as defined by statute) and their immediate family members and payments or other “transfers of value” to such physician owners.

Certain states also mandate implementation of corporate compliance programs, impose restrictions on device manufacturer marketing practices, and/or require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities.

The FCPA and similar anti-bribery laws in other countries, such as the UKBA, generally prohibit companies and their intermediaries from making improper payments to government officials and/or other persons for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws.

Violations of these federal and state fraud abuse laws can subject us to administrative, civil and criminal penalties, including imprisonment, substantial fines, penalties, damages and exclusion from participation in federal healthcare programs, including Medicare and Medicaid.

Healthcare Reform

In the U.S., there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. Among policy makers and third-party payors in the U.S., there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products and technologies. The cost containment measures that third-party payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

In March 2010, the ACA was signed into law and substantially changed the way healthcare is financed by both governmental and private insurers in the U.S. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and fraud and abuse changes. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. By way of example, the Tax Act included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because income penalties related to the individual mandate were repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court’s decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court has now agreed to review the case, though it is unclear when or how the Supreme Court will rule.

Other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. On August 2, 2011, the Budget Act was signed into law, which, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, were to remain in effect through 2029. The CARES Act temporarily suspended these reductions from May 1, 2020 through December 31, 2020 and extended the sequester an additional year to 2030. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, reduced Medicare payments to several providers, including healthcare facilities, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, there has recently been heightened governmental scrutiny, including increasing legislative and enforcement interest, over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for products. Individual states in the U.S. have also become increasingly active in implementing regulations designed to control product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

We expect additional healthcare reform measures to be adopted in the future, any of which could limit the amounts third-party payors will pay for healthcare products and services, which could result in reduced demand for our products or additional downward pricing pressure.

Data Privacy and Security Laws

We are also subject to various federal, state and foreign laws that protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers, such as HIPAA, as amended by HITECH, in the U.S.

HIPAA requires the notification of patients, and other compliance actions, in the event of a breach of unsecured protected health information (“PHI”). If notification to patients of a breach is required, such notification must be provided without unreasonable delay and in no event later than 60 calendar days after discovery of the breach. In addition, if the PHI of 500 or more individuals is improperly used or disclosed, we could be required to report the improper use or disclosure to the U.S. Department of Health and Human Services (“HHS”) which would post the violation on its website, and to the media. Failure to comply with the HIPAA privacy and security standards can result in significant civil monetary penalties per violation, and, in certain circumstances, criminal penalties with additional fines per violation and/or imprisonment.

In addition, even when HIPAA does not apply, according to the Federal Trade Commission (the “FTC”) failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Tort Claims Act, 15 U.S.C § 45(a). The FTC expects companies’ data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Medical data is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA Security Rule.

Moreover, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, the CCPA effective January 1, 2020, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages of up to $750 per person for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for PHI maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context. Other states, including New York and Washington, have considered similar bills, which could be enacted in the future.

In the EU, we may be subject to laws relating to our collection, control, processing and other use of personal data (i.e. data relating to an identifiable living individual). We process personal data in relation to our operations. We process data of our employees, consultants and certain individuals who may be affiliated with our customers, including physician users of our products. The personal data may include sensitive personal data including health information. The data privacy regime in the EU includes the EU General Data Protection Regulation (the “GDPR”) effective on May 25, 2018 and the E- Privacy Directive 2002/58/EC and national laws implementing each of them. Each EU Member State may adopt additional legislation implementing these regulations into its own national data privacy regime and therefore the laws may differ by jurisdiction, sometimes significantly. We need to ensure compliance with the rules in each jurisdiction where we are established or are otherwise subject to local privacy laws. The new EU-wide GDPR became applicable on May 25, 2018, replacing the data protection laws previously issued by each EU Member State based on the Directive 95/46/EC. Unlike the Directive (which needed to be transposed at national level), the GDPR text is directly applicable in each EU Member State, resulting in a more uniform application of data privacy laws across the EU. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. It requires data controllers to be transparent and disclose to data subjects (in a concise, intelligible and easily accessible form) how their personal information is to be used, imposes limitations on retention of information, increases requirements pertaining to pseudonymized (i.e., key-coded) data, introduces mandatory data breach notification requirements and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Fines for non-compliance with the GDPR will be significant - the greater of EUR 20 million or 4% of global turnover. The GDPR provides that EU Member States may introduce further conditions, including limitations, to the processing of genetic, biometric, or health data, which could limit our ability to collect, use and share personal data, or could cause our compliance costs to increase, ultimately having an adverse impact on our business. Additionally, following the U.K.’s withdrawal from the EU, we will have to comply with the GDPR and the U.K. GDPR, each regime having the ability to fine up to the greater of €20 million/£17.5 million or 4% of global turnover. The relationship between the U.K. and the EU in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk.

We are subject to the supervision of local data protection authorities in those jurisdictions where we are established or otherwise subject to applicable law. We depend on a number of third parties in relation to our provision of our services, a number of which process personal data on our behalf. With each such provider we enter into contractual arrangements to ensure that they only process personal data according to our instructions, and that they have sufficient technical and organizational security measures in place. We take our data protection obligations seriously, as any improper disclosure, particularly with regard to our customers’ sensitive personal data, could negatively impact our business and/or our reputation.

Coverage and Reimbursement

Sales of our products depend, in part, on the extent to which the procedures using our products are covered by third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs. Hospitals, healthcare facilities, surgeons and other healthcare providers that purchase and use our products generally rely on third-party payors to pay for all or part of the costs and fees associated with the procedures using our products.

When procedures using our products are performed, both the surgeon or other healthcare provider and the hospital or healthcare facility submit claims for reimbursement to the third-party payor. Generally, the hospital or healthcare facility obtains a lump sum payment, or facility fee, for spine surgery procedures. Surgeons and other healthcare providers are reimbursed separately for their professional time and effort to perform a spine surgery procedure. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to surgeons, other health care provides, hospitals and health care facilities for procedures during which our products are used. By way of example, MACRA repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments and provided for a 0.5% annual increase in payment rates under the PFS through 2019, but no annual update from 2020 through 2025. MACRA also introduced QPP for Medicare physicians, nurses and other “eligible clinicians” (as defined in MACRA) that adjusts overall reimbursement under the PFS based on certain performance categories. While MACRA applies only to Medicare reimbursement, Medicaid and private payors often follow Medicare payment limitations in setting their own reimbursement rates, and any reduction in Medicare reimbursement may result in a similar reduction in payments from private payors, which may result in reduced demand for our products. Because there is no uniform policy of coverage and reimbursement among third-party payors in the U.S., coverage and reimbursement for procedures can differ significantly from payor to payor. Based on our experience to date, third-party payors generally reimburse for the procedures in which our products are used only if the patient meets the established medical necessity criteria for surgery, and reimbursement decisions by particular third-party payors may depend upon a number of factors, including the payor’s determination that use of a product is (i) a covered benefit under its health plan, (ii) appropriate and medically necessary for the specific indication; (iii) cost effective and (iv) neither experimental nor investigational.

Third-party payors are increasingly auditing and challenging the prices charged for medical products and services with concern for upcoding, miscoding, using inappropriate modifiers or billing for inappropriate care settings. Some third-party payors must approve coverage for new or innovative devices or procedures before they will reimburse surgeons and other healthcare providers who use the products. Even though a new product may have been cleared for commercial distribution by the FDA, we may find limited demand for the product unless and until reimbursement approval has been obtained from third-party payors. The CMS is responsible for administering the Medicare program and sets coverage and reimbursement policies for the Medicare program in the U.S. CMS also sets policies for Medicaid and CHIP, both of which are administered by state governments, according to federal requirements. CMS policies may alter coverage and payment related to our product portfolio in the future. These changes may occur as the result of national coverage determinations issued by CMS or as the result of local coverage determinations by contractors under contract with CMS to review and make coverage and payment decisions. Medicaid programs are funded by both federal and state governments, and may vary from state to state and from year to year.

A key component in ensuring whether the appropriate payment amount is received is the existence of a Current Procedural Terminology (“CPT”) code, to describe the procedure in which the product is used. To receive payment, surgeons and other health care providers must submit claims to third-party payors using these codes for payment for medical services. CPT codes are assigned, maintained and annually updated by the American Medical Association and its CPT Editorial Board. If the CPT codes that apply to the procedures performed using our products are changed or deleted, reimbursement for performances of these procedures may be adversely affected.

Additionally, in the U.S., some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita (patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

We believe the overall escalating cost of medical products and services being paid for by third-party payors have led to, and will continue to lead to, increased pressures on the healthcare and medical device industry to reduce the costs of products and services. All third-party reimbursement programs are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, requiring second opinions prior to major surgery, careful review of bills, encouragement of healthier lifestyles and other preventative services and exploration of more cost-effective methods of delivering healthcare.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. There can be no assurance that procedures using our products will be covered for a specific indication, that our products will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be available or that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably. More and more, local, product specific reimbursement law is applied as an overlay to medical device regulation, which has provided an additional layer of requirements.

Manufacturing and Supply

All of our products, other than the iO-Flex System, are manufactured to our specifications by third-party manufacturers and suppliers who meet our manufacturer qualification standards. Our third-party manufacturers meet FDA and other country-specific quality standards, supported by our internal specifications and procedures. We believe these manufacturing relationships allow us to work with suppliers who have well-developed specialized competencies, minimize our capital investment, control costs and shorten cycle times, all of which we believe allow us to compete with larger volume manufacturers of spine surgery products. We work closely with our suppliers with a goal of ensuring our inventory needs are met while maintaining high quality and reliability. The iO-Flex System is the only product that we manufacture at our Fremont facility in California.

Our Fremont facility and our contract manufacturers are required to be certified and are registered establishments with the FDA. Our internal quality management group conducts comprehensive on-site inspection audits of our manufacturers and suppliers to ensure they meet FDA requirements, as necessary. In addition, we and our suppliers are subject to periodic unannounced inspections by U.S. regulatory authorities to ensure compliance with quality regulations. In the U.S., our products are required to be manufactured in compliance with the FDA requirements, which cover the methods used in, and the facilities used for, the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping. Further, we and certain of our manufacturers and suppliers are required to comply with all applicable regulations and current good manufacturing practices. If we or our manufacturers fail to adhere to current good manufacturing practice requirements, this could delay production of our products and lead to fines, difficulties in obtaining regulatory clearances and approvals, recalls, enforcement actions, including injunctive relief or consent decrees, or other consequences, which could, in turn, have a material adverse effect on our business, financial condition or results of operations.

We do not have long-term supply contracts and most of our supply agreements do not have minimum manufacturing or purchase obligations. As such, we have no obligations to buy any given quantity of products, and our suppliers have no obligation to sell us or to manufacture for us any given quantity of our products or components for our products. In most cases, we have redundant manufacturing capabilities for each of our products. To date, we have not experienced any significant difficulty obtaining our products or components for our products necessary to meet demand, and we have only experienced limited instances where our suppliers had difficulty scaling to meet demand. We believe manufacturing capacity is sufficient to meet market demand for our products for the foreseeable future.

Product Liability and Insurance

The manufacture of our iO-Flex System and sale of all of our products subject us to the risk of financial exposure to product liability claims. Our products and technologies are used in situations in which there is a risk of serious injury or death. We carry insurance policies which we believe to be customary for similar companies in our industry. We cannot assure you that these policies will be sufficient to cover all or substantially all losses that we experience.

Additionally, we endeavor to maintain executive and organization liability insurance in a form and with aggregate coverage limits that we believe are adequate for our business purposes, but our coverage limits may prove not to be adequate in some circumstances. Some of the policies that we currently maintain include general liability, foreign liability, employee benefits liability, property, umbrella, workers’ compensation, products liability, cybersecurity and directors’ and officers’ insurance.

Legal Proceedings

From time to time, we may be involved in various legal proceedings arising in the ordinary course of our business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our business, financial condition or results of operations.

We are not presently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, results of operations and financial condition.

Employees

As of December 31, 2019, we employed 120 full-time employees, 19 of whom were on our product development team and 18 of whom were on our sales management team. None of our employees is subject to a collective bargaining agreement, and we consider our employee relations to be good.

Facilities

We lease and occupy approximately 42,000 square feet of facility space in Carlsbad, California and approximately 6,600 square feet of facility space in Fremont, California. We believe our current facilities are suitable and adequate to meet our current needs. We may add new facilities or expand existing facilities as we add employees, and we believe suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors, including their age, as of March 31, 2020:

Name	Age	Position
Executive Officers
Jason Blain	48	President, Chief Executive Officer and Director
Steve McGowan	65	Chief Financial Officer
Paul Graveline	56	Executive Vice President and Chief Commercial Officer

Non-Employee Directors
Steven J. Healy	62	Chairman of the Board of Directors
Christopher W. Anderson	45	Director
Samuel P. Frieder	55	Director
Gordon H. Woodward	51	Director

Executive Officers

Jason Blain has served as our President, Chief Executive Officer since December 2017 and as a director on our board of directors since March 2016. Mr. Blain also served as our President and Chief Operating Officer from July 2017 to December 2017, as the President from April 2012 to July 2017 and as the Chief Technology Officer from November 2003 to April 2012. Prior to co-founding Spinal Elements in November 2003, Mr. Blain served as a manager of Product Development at NuVasive, Inc. from 2001 to 2003 and as a manager of Product Development at Alphatec Spine, Inc. from 1997 to 2001. In his early career, he served in various roles, including manufacturing, product development and regulatory affairs at Smith & Nephew plc from 1992 to 1997. He currently serves as a member of the board of directors of Make-A-Wish San Diego. Mr. Blain received his B.S. in mechanical engineering from Christian Brothers University. We believe Mr. Blain’s extensive knowledge of our Company as our President and Chief Executive Officer, his senior leadership positions with Spinal Elements and his extensive experience in the spine industry and the medical device field qualifies him to serve on our board of directors.

Steve McGowan has served as our Chief Financial Officer since October 2018. Mr. McGowan also served as our Chief Integration Officer from April 2017 to October 2018 and as our Chief Financial Officer from September 2004 to April 2017. Prior to co-founding Spinal Elements in November 2003, Mr. McGowan served as a chief financial officer to several companies, including NuVasive, Inc. from February 2000 to December 2002, Novartix from March 1995 to January 2000 and Intramed Laboratories Inc. from June 1990 to February 1995. Mr. McGowan began his career as an auditor at Ernst & Young in 1977 and served in several financial roles at SAIC, Compusec and Tracker Design Limited prior to joining Ernst & Young. Mr. McGowan received his B.A. in economics from University of California, San Diego and his M.S. in accounting from San Diego State University.

Paul Graveline has served as our Executive Vice President and Chief Commercial Officer since January 2018. Prior to joining Spinal Elements, Mr. Graveline was an independent consultant and President at Medxsell Connect from October 2016 to December 2017, which he founded. He also served as the Vice President of Global Spine Sales at Zimmer Biomet from June 2015 to September 2016 and as the Chief Operating Officer at Zimmer Spine from June 2010 to June 2015. In addition, Mr. Graveline has held various management roles with Stryker Corporation for over thirteen years. Mr. Graveline received his B.S. in journalism from University of Wisconsin-Madison.

Non-Employee Directors

Steven J. Healy has served as a director on our board of directors since May 2018 and as the Chairman of the board since January 2019. He served as the General Manager of Zimmer Biomet from June 2015 to July 2016, as the President of Zimmer Spine from November 2010 to May 2015 and as the President and Chief Executive Officer of Disc Dynamics from 2002 to 2009. Mr. Healy also held different positions over a fifteen-year work experience at St. Jude Medical, culminating in the role of President of the Heart Valve Division from 1999 to 2002. Mr. Healy currently serves as a director on the board of directors of Peytant Solutions and ActivOrtho, Inc. and as the Chairman of the board of directors of Bioventrix. Mr. Healy received his B.A. in speech from University of Minnesota. We believe Mr. Healy’s extensive knowledge and experience in spine industry and the medical device field, as well as his knowledge about our Company, qualifies him to serve on our board of directors and as our Chairman.

Christopher W. Anderson has served as a director on our board of directors since our formation in March 2016. Prior to April 2020, Mr. Anderson has also served as our President. Mr. Anderson is a Partner at Kohlberg and is a member of Kohlberg’s Investment Committee. Prior to becoming a Partner, Mr. Anderson served in a variety of senior leadership positions at Kohlberg since 1998. Mr. Anderson currently serves on the board of directors of several private companies and had previously served on the board of directors of Katy Industries, Inc. Mr. Anderson received his B.A. from Princeton University. We believe Mr. Anderson’s extensive experience in the private equity industry, his experience advising companies in strategic financing transactions and his knowledge about our Company qualifies him to serve on our board of directors.

Samuel P. Frieder has served as a director on our board of directors since April 2016. Mr. Frieder is the Managing Partner at Kohlberg and is a member of Kohlberg’s Investment Committee. Prior to becoming a Managing Partner in 2006, Mr. Frieder served as a Partner from 1995 to 2006, as well as in other leadership roles at Kohlberg. In his early career, Mr. Frieder served as an associate at Security Pacific National Bank and as a senior analyst at Manufacturers Hanover Trust Company. Mr. Frieder currently serves as a director on a board of directors of several private companies and had served on the board of directors of Bioscript, Inc. and Katy Industries, Inc. Mr. Frieder received his A.B. from Harvard College. We believe Mr. Frieder’s experience in the private equity industry and as a director of several companies, as well as his experience in corporate finance and governance, qualifies him to serve on our board of directors.

Gordon H. Woodward has served as a director on our board of directors since April 2016. Mr. Woodward has been serving as the Chief Investment Officer of Kohlberg since 2010. Since 2001, he is also serving as a Partner and a member of the Investment Committee at Kohlberg. Prior to becoming a Partner, Mr. Woodward served in various leadership roles at Kohlberg since 1996. He currently serves as a director on the board of directors of several private companies and had served on the board of directors of Bioscript, Inc. Mr. Woodward received his A.B. from Harvard College. We believe Mr. Woodward’s experience in the private equity industry and as a director of several companies, as well as his experience advising companies in strategic financing transactions, qualify him to serve on our board of directors.

Status as a Controlled Company

After the completion of this offering, assuming we sell the number of shares of our common stock set forth on the cover page of this prospectus and after giving effect to the recapitalization, the Kohlberg Funds will beneficially own approximately         % of the outstanding shares of our common stock (or approximately         % of the outstanding shares of our common stock if the underwriters exercise their option to purchase additional shares in full). As a result, the Kohlberg Funds will hold shares of our common stock representing a majority of the voting power for the election of our directors and we will be a “controlled company” under the corporate governance standards of                      . As a controlled company, exemptions under              standards will exempt us from certain          corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under rules;

•

that the compensation of our executive officers be determined, or recommended to the board of directors for determination, by majority vote of the independent directors or by a compensation committee comprised solely of independent directors; and

•

that director nominees be selected, or recommended to the board of directors for selection, by majority vote of the independent directors or by a nomination committee comprised solely of independent directors.

Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of                  corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the                      corporate governance standards.

Board Composition and Election of Directors

Board Composition

Our business and affairs are managed under the direction of our board of directors. Following the completion of this offering, the size of our board of directors will be                  members.

In accordance with the terms of our amended and restated certificate of incorporation that will go into effect immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or until their earlier death, resignation or removal. Effective upon the completion of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be , and , and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be and , and their terms will expire at our third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation that will go into effect immediately prior to the completion of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our directors may be removed only for cause by the affirmative vote of the holders of at least     % of our outstanding voting stock then entitled to vote in the election of directors.

Board Leadership Structure

Our board of directors is currently led by its Chairman, Steven J. Healy. Our board of directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the company continues to grow. We separate the roles of Chief Executive Officer and Chairman of the board of directors in recognition of the differences between the two roles. The Chief Executive Officer is responsible for setting the strategic direction for the company and the day-to-day leadership and performance of the company, while the Chairman of the board of directors provides guidance to the Chief Executive Officer and presides over meetings of the full board of directors. We believe this separation of responsibilities provides a balanced approach to managing the board of directors and overseeing the company. Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Director Independence

Our board of directors has determined that                  are independent directors in accordance with the listing requirements of the                 . The                  independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by                  rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Because we will be a “controlled company” within the meaning of the corporate governance standards of the                  , we will not have a majority of independent directors and our compensation committee and nominating and corporate governance committee will not be composed entirely of independent directors as defined under such standards. The controlled company exception does not modify the independence requirements for the audit committee and we intend to comply with the audit committee requirements of the Sarbanes-Oxley Act and the corporate governance standards of the                 . Pursuant to such requirements, the audit committee must be composed of at least three members, one of whom must be independent at the time of this offering, a majority of whom must be independent within 90 days of the date of this prospectus, and all of whom must be independent within one year of the date of this prospectus.

Role of Board in Risk Oversight Process

Our board of directors has responsibility for the oversight of the company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board to understand the company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. The nominating and corporate governance committee manages risks associated with the independence of the board, corporate disclosure practices and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by the full board of directors.

Board Committees

Our board of directors has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors. Following the completion of this offering, copies of each committee charter will be posted on our website at http://www.spinalelements.com, and each committee will review and evaluate its respective charter at least annually. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus. We have included our website address as an inactive textual reference only. Our board of directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with the listing standards of the                      . Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	appointing our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;

•	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;

•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board of directors any changes to such investment policy;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and approving any related person transactions and reviewing and monitoring compliance with our code of business conduct and ethics; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members, including compliance of the audit committee with its charter.

         ,                  and                  will serve as members of our audit committee following the completion of this offering.                      will serve as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and             . Our board of directors has determined that                  is an ‘‘audit committee financial expert’’ as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable rules and regulations of             . Our board of directors has determined that each of              and              is independent under the applicable rules and regulations of the                  and meets the independence requirements contemplated by Rule 10A-3 under the Exchange Act.                          , who is not independent under the applicable rules and regulations of                  and does not meet the independence requirements contemplated by Rule 10A-3 under the Exchange Act, will serve on our audit committee for a period of up to one year following the completion of this offering in accordance with the phase-in provisions of such rules, regulations and requirements. We have determined that the fact that our audit committee is not entirely comprised of independent directors does not materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of the SEC and                 .

Compensation Committee

The compensation committee’s main function is to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. This committee’s responsibilities include, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	administering our stock and equity incentive plans;

•	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors;

•

reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans, severance agreements, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management, as appropriate;

•	reviewing and establishing general policies relating to compensation and benefits of our employees; and

•	reviewing our overall compensation philosophy.

            ,                  and                will serve as members of our compensation committee following the completion of this offering.      will serve as the chairperson of the committee. Our board has determined that each of                and             is independent under the applicable rules and regulations of              and is a ‘‘non-employee director’’ as defined in Rule 16b-3 under the Exchange Act.                 , who is not independent under the applicable rules and regulations of                 ,                  will serve on our compensation committee for a period of up to one year following the completion of this offering in accordance with the phase-in provisions of such rules and regulations.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s main function is to make recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. This committee’s responsibilities include, among other things:

•	identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors;

•	evaluating the performance of our board of directors and of individual directors;

•	reviewing management succession plans;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

            ,                  and                will serve as members of our nominating and corporate governance committee following the completion of this offering.                      will serve as the chairperson of the committee. Our board has determined that each member of our nominating and corporate governance committee is independent under the applicable rules and regulations of .

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Following the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer and principal financial and accounting officer. Our code of business conduct and ethics will be available on our website at http://www.spinalelements.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the                      concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus. We have included our website address as an inactive textual reference only.

EXECUTIVE AND DIRECTOR COMPENSATION

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Introduction

This section provides an overview of the compensation awarded to, earned by, or paid to our principal executive officer and our next two most highly compensated executive officers listed below in respect of their service to us for the fiscal year ended December 31, 2019. We refer to these individuals as our named executive officers. Our named executive officers are:

•	Jason Blain, our President and Chief Executive Officer;

•	Steve McGowan, our Chief Financial Officer; and

•	Paul Graveline, our Executive Vice President and Chief Commercial Officer.

The compensation committee of our board of directors is responsible for determining the compensation of our executive officers. Our Chief Executive Officer made recommendations to our compensation committee about the compensation of his direct reports, including Messrs. McGowan and Graveline, in respect of fiscal year 2019.

Summary Compensation Table

The following table sets forth the compensation awarded to, earned by, or paid to our named executive officers in respect of their service to us for the fiscal year ended December 31, 2019:

Name and principal position	Year	Salary ($)(1)	Option awards ($)(2)	Nonequity incentive plan compensation ($)(3)	All other compensation ($)(4)	Total ($)
Jason Blain President and Chief Executive Officer	2019	425,006	—	—	275,935	700,941

Steve McGowan Chief Financial Officer	2019	300,000	—	—	10,154	310,154

Paul Graveline EVP and Chief Commercial Officer	2019	375,000	15,375	—	11,200	401,575

(1)	The amounts shown for Messrs. Blain, McGowan and Graveline include contributions made by them to our 401(k) plan.
(2)

The amount reported in this column represents the grant date fair value of a performance-based option to purchase our common stock granted to Mr. Graveline in fiscal year 2019 computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used to value the option for this purpose are set forth in Note 9 to our consolidated financial statements included elsewhere in this prospectus. The grant date fair value of the option as reported in the table above is based on the probable outcome of the performance conditions associated with the option on the grant date, which is the same value as if all applicable performance milestones associated with the option were achieved at maximum levels.

(3)

Annual bonus amounts for fiscal year 2019 have not yet been determined, and are expected to be determined in the second quarter of 2020. Our annual bonus program is described below under “Annual Bonuses.”

(4)

The amount shown for Mr. Blain includes 401(k) matching contributions made by us ($11,200) and royalties paid pursuant to the Royalty Agreement ($264,735). Mr. Blain’s Royalty Agreement is described in more detail above under “Business—Royalty Agreement.” The amounts shown for Messrs. McGowan and Graveline reflect 401(k) matching contributions made by us ($10,154 and $11,200, respectively).

Narrative Disclosure to Summary Compensation Table

Annual Bonuses

With respect to fiscal year 2019, each of Messrs. Blain, McGowan and Graveline is eligible to receive an annual bonus, with the target amount of such bonus for each named executive officer set forth in his employment agreement, described below. Annual bonuses for fiscal year 2019 for Messrs. Blain and McGowan are based on the attainment of EBITDA goals, as determined by our compensation committee. Mr. Graveline’s annual bonus for fiscal year 2019 is based on total sales and commission targets, as determined by our compensation committee. Annual bonus amounts for fiscal year 2019 have not yet been determined, and are expected to be determined in the second quarter of 2020.

Agreements with Our Named Executive Officers

Messrs. Blain, McGowan and Graveline are each party to an employment agreement with one of our subsidiaries that sets forth the terms and conditions of each executive’s employment. In connection with this offering, we intend to enter into an employment agreement with each of Messrs. Blain and McGowan that will supersede his current agreement, the terms of which will be described in a subsequent filing when determined.

Mr. Blain. Amendia, our wholly-owned subsidiary, entered into an amended and restated employment agreement with Mr. Blain on November 28, 2017 that provides for an initial base salary of $425,000 per year (which is now set at a level of $425,006 per year), subject to adjustment from time to time by our board of directors. Mr. Blain’s employment agreement also provides for a target annual bonus beginning with fiscal year 2018 equal to 50% of his annual base salary, with the actual amount of the bonus, up to 150% of target, able to be earned based on the achievement of an EBITDA target as determined by our board of directors. Mr. Blain’s employment agreement also provides that he will serve on our board of directors.

Mr. McGowan. Amendia entered into an employment agreement with Mr. McGowan on April 13, 2017 that provides for a base salary of $300,000 per year, subject to annual review and adjustment by our board of directors. Mr. McGowan’s employment agreement also provides for a target annual bonus beginning with fiscal year 2018 equal to 25% of his annual base salary, with the actual amount of the bonus, up to 150% of target, able to be earned based on the achievement of an EBITDA target as determined by our board of directors.

Mr. Graveline. Amendia entered into an employment agreement with Mr. Graveline on December 13, 2017 that provides for a base salary of $375,000 per year, subject to annual review and adjustment by our board of directors. Mr. Graveline’s employment agreement also provides for an annual bonus with a target of 75% of his annual base salary, with the actual amount of the bonus able to be earned based on our budgeted net sales or other performance metrics as agreed by Mr. Graveline and our board of directors.

Equity Compensation

Messrs. Blain and McGowan were not granted equity awards in fiscal year 2019.

On March 22, 2019, Mr. Graveline was granted an option to purchase 150,000 shares of our common stock under our 2016 Plan. The option which was eligible to vest upon the attainment of a certain pre-established amount of calendar year 2019 net sales, and, to the extent such performance condition was achieved, would then vest in four equal annual installments beginning on December 31, 2020. The performance target was not met in 2019, and the award was forfeited as of December 31, 2019.

Outstanding equity awards held by Messrs. Blain, McGowan and Graveline as of December 31, 2019 are described in the footnotes to the “Outstanding Awards at Fiscal Year-End Table” below.

Change in Control; Severance Upon Termination of Employment

Each award agreement evidencing stock options granted to Messrs. Blain, McGowan and Graveline provides that in the event of a covered transaction (as such term is defined in the 2016 Plan), the stock options held by the named executive officer will vest in full. The offering is not anticipated to constitute a covered transaction for purposes of the award agreements.

The severance provisions applicable to each of Messrs. Blain, McGowan and Graveline will be described in a subsequent filing.

Employee and Retirement Benefits

We currently provide broad-based health and welfare benefits that are available to all of our employees, including our named executive officers, including health, life, accidental death and dismemberment, disability, vision and dental insurance. In addition, we maintain a 401(k) retirement plan for our full-time employees. We make an employer matching contribution to the 401(k) plan equal to 100% of an employee’s contribution up to 4% of eligible compensation. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers.

Outstanding Awards at Fiscal Year-End Table

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2019:

	Option awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($/share)	Option expiration date
Jason Blain	1,407,406	592,594	1.00	4/13/2027	(1)
	1,148,147	851,853	1.00	11/29/2027	(2)

Steve McGowan	333,333	166,667	1.00	4/13/2027	(3)
	333,333	666,667	1.00	12/20/2028	(4)

Paul Graveline	250,000	750,000	1.00	1/2/2028	(5)

(1)

Represents an option to purchase 2,000,000 shares of our common stock granted on April 13, 2017, which vested as to one-third of the underlying shares on April 13, 2018 and vests in 36 equal monthly installments thereafter, generally subject to Mr. Blain’s continued employment with us through the applicable vesting date.

(2)

Represents an option to purchase 2,000,000 shares of our common stock granted on November 29, 2017, which vested as to one-third of the underlying shares on November 29, 2018 and vests in 36 equal monthly installments thereafter, generally subject to Mr. Blain’s continued employment with us through the applicable vesting date.

(3)

Represents an option to purchase 500,000 shares of our common stock granted on April 13, 2017, which vested as to one-third of the underlying shares on each of April 13, 2018, April 13, 2019, and April 13, 2020, generally subject to Mr. McGowan’s continued employment with us through the applicable vesting date.

(4)

Represents an option to purchase 1,000,000 shares of our common stock granted on December 20, 2018, which vested as to one-third of the underlying shares on December 20, 2019 and vests as to one-third of the underlying shares on each of December 20, 2020 and December 20, 2021, generally subject to Mr. McGowan’s continued employment with us through the applicable vesting date.

(5)

Represents an option to purchase 1,000,000 shares of our common stock granted on January 2, 2018, which vested as to 25% of the underlying shares on each of January 2, 2019 and January 2, 2020 and vests as to 25% of the underlying shares on each of January 2, 2021 and January 2, 2022, generally subject to Mr. Graveline’s continued employment with us through the applicable vesting date.

Director Compensation

The following table sets forth information concerning the compensation awarded to, earned by or paid to our non-employee directors during the fiscal year ended December 31, 2019. Mr. Blain’s compensation for 2019 is included with that of our other named executive officers above. In connection with this offering, our board of directors intends to adopt a non-employee director compensation policy, which will become effective in connection with this offering.

Name	Fees earned or paid in cash ($)(1)	Option awards ($)(2)	Nonequity incentive plan compensation ($)(3)	Total ($)
Christopher Anderson(4)	—	—	—	—
Ted Jeon(4)	—	—	—	—
Samuel Frieder(4)	—	—	—	—
Gordon Woodward(4)	—	—	—	—
Steve Healy	145,961	27,083	—	173,044
Matt Jennings	50,000	—	—	50,000
Robert Isaman(5)	57,692	—	—	57,692
Chris Fair(6)	5,769	—	—	5,769

(1)	The amounts reported in this column represent cash fees earned in fiscal year 2019.
(2)

The amount reported in this column represents the grant date fair value of an option to purchase our common stock granted to Mr. Healy in fiscal year 2019 computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used to value the options for this purpose are set forth in Note 9 to our consolidated financial statements included elsewhere in this prospectus. As of December 31, 2019, Mr. Isaman held options to purchase 1,000,000 shares of our common stock, Mr. Jennings held options to purchase 100,000 shares of our common stock, Mr. Healy held options to purchase 500,000 shares of our common stock and Mr. Fair held options to purchase 1,000,000 shares of our common stock.

(3)

Mr. Healy’s annual bonus amount for fiscal year 2019 has not yet been determined, and is expected to be determined in the second quarter of 2020. Mr. Healy is the only non-employee director eligible to earn an annual bonus as described below under “Director Compensation.”

(4)	Directors who are investment professionals affiliated with our investors do not receive compensation in respect of their service as members of our board of directors.
(5)	Mr. Isaman resigned from our board of directors effective April 8, 2020.
(6)	Mr. Fair resigned from our board of directors effective February 1, 2019.

Director Compensation

Mr. Healy. On December 17, 2018, we entered into an employment agreement with Mr. Healy, the Chairman of our board of directors and a member of our executive committee, which provides for a base salary of $150,000 per year and provides that Mr. Healy will be entitled to participate in our employee benefits plans or, if our plans do not allow for his participation, that we will pay him a stipend of up to $1,200 per month to cover the cost of health insurance coverage for Mr. Healy and his dependents. Mr. Healy’s employment agreement also provides for a target annual bonus equal to 50% of his annual base salary, with the actual amount of the bonus, up to 75% of his annual base salary, earned based on our achievement of an annual EBITDA target as determined by our board of directors. Mr. Healy’s employment agreement further provides for the grant of an option to purchase 500,000 shares of our common stock. Mr. Healy was granted a stock option in satisfaction of such provision on January 25, 2019. The option vests in three equal annual installments on each of January 25, 2020, January 25, 2021 and January 25, 2022, generally subject to Mr. Healy’s continued service with us through the applicable vesting date. In connection with a covered transaction (as such term is defined in the 2016 Plan), any unvested portion of the option will vest in full. This offering is not anticipated to constitute a covered transaction for purposes of Mr. Healy’s award agreement.

Mr. Healy’s employment agreement contains a perpetual confidentiality covenant and an assignment of intellectual property covenant. Under Mr. Healy’s employment agreement, he has agreed not to compete with us during his employment and for six months following his termination of employment. In addition, he has agreed not to hire or solicit our employees or independent contractors or solicit our customers, vendors, suppliers or other business partners during his employment and for 12 months following his termination of employment.

Mr. Jennings. On January 31, 2017, we entered into a letter agreement with Mr. Jennings pursuant to which he agreed to serve on our board of directors. Pursuant to his letter agreement, Mr. Jennings is entitled to receive a $50,000 annual fee.

Mr. Isaman. Prior to his resignation from our board of directors effective April 8, 2020, Mr. Isaman had been entitled to receive a $50,000 annual fee as a member of our board of directors pursuant to a letter agreement entered into with us.

Mr. Fair. Prior to his resignation from our board of directors effective February 1, 2019, Mr. Fair had been entitled to receive a $50,000 annual fee as a member of our board of directors pursuant to a letter agreement entered into with us.

Equity and Cash Plans

Amended and Restated 2016 Equity Incentive Plan

In April 2020, our board of directors adopted our amended and restated 2016 Plan. Our 2016 Plan permits the grant of nonqualified stock options to our employees, directors, and other service providers. Subject to adjustment, the maximum number of shares that may be granted under our 2016 Plan is 21,000,000. As of                     , 2020, options to purchase                  shares of our common stock were outstanding under our 2016 Plan and                  shares of our common stock remained available for future issuance. The number of shares available for issuance under our 2016 Plan will be reduced by shares withheld by us in payment of the exercise price of an award or in satisfaction of tax withholding requirements with respect to an award. Shares underlying awards that are settled in cash, that expire or become unexercisable without having been exercised, or that are forfeited to or repurchased by us for cash will become available for subsequent awards under our 2016 Plan. No further awards will be made under our 2016 Plan following the completion of this offering. In connection with this offering, we intend to adopt a new omnibus equity plan under which we will grant equity-based awards in connection with or following this offering. This summary is not a complete description of all provisions of our 2016 Plan and is qualified in its entirety by reference to the 2016 Plan, which is filed as an exhibit to the registration statement of which this prospectus is part.

Plan Administration

Our board of directors administers our 2016 Plan and may delegate its authority under the 2016 Plan to a committee of our board of directors. As used in this summary, the term “administrator” refers to our board of directors and its authorized delegates, as applicable. Subject to the provisions of our 2016 Plan, the administrator has the authority to, among other things, grant awards consistent with the terms of our 2016 Plan; determine the time or times of grant and the number of shares subject to each award; determine the terms and conditions of each award; prescribe and change the form or forms of instruments evidencing awards and any other instruments required under our 2016 Plan; adopt, amend, and rescind rules and regulations for the administration of our 2016 Plan; interpret our 2016 Plan and any award granted under it; and decide any questions and settle all controversies and disputes that may arise in connection with our 2016 Plan or any award.

Non-transferability of Awards

Our 2016 Plan generally does not allow for the transfer of awards and awards may generally be exercised only by the holder of the award, during his or her lifetime.

Adjustments upon Changes in Capitalization, Merger, or Certain Other Transactions

Our 2016 Plan provides that in the event of a stock dividend, stock split, reverse stock split, combination of shares, recapitalization, reclassification of shares, spin-off, or other similar change in our capital structure that constitutes an equity restructuring, the administrator will make appropriate adjustments to the number and kind of shares of stock or securities subject to awards then outstanding or subsequently granted under our 2016 Plan, the exercise price of such awards, the maximum number of shares or securities that may be delivered under our 2016 Plan, and any other relevant provisions of our 2016 Plan.

In the event of a covered transaction (which, as defined in our 2016 Plan, excludes our initial public offering), (i) except as otherwise provided, all outstanding awards requiring exercise will cease to be exercisable and will terminate, and all other awards to the extent not fully vested (including awards subject to conditions not yet satisfied or determined) will be forfeited; (ii) the administrator may take any action to make any outstanding option exercisable in full, remove any performance or other conditions or restrictions on any award, and, in the event of a covered transaction in which stockholders receive a payment in exchange for their stock, the administrator may provide for a cash payment to participants in exchange for the cancellation of their awards; and (iii) with respect to participants who will be employed by or providing services to a surviving or acquiring entity, the administrator may arrange for the assumption or replacement of awards by the surviving or acquiring entity, or one of its affiliates.

Amendment and Termination

The administrator may at any time or times amend our 2016 Plan or any outstanding award, and may at any time terminate our 2016 Plan as to any future grants of awards; provided that, the administrator may not, without the affected participant’s consent, alter the terms of our 2016 Plan or an award so as to affect adversely the participant’s rights under the award, unless the administrator expressly reserved the right to do so in our 2016 Plan or the award.

2020 Incentive Plan

In connection with this offering, our board of directors intends to adopt the Spinal Elements Holdings, Inc. 2020 Incentive Plan, or our 2020 Plan, and, in connection with and following this offering, all equity-based awards will be granted under our 2020 Plan. The following summary describes what we expect to be the material terms of our 2020 Plan. This summary is not a complete description of all provisions of our 2020 Plan and is qualified in its entirety by reference to our 2020 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose

The purpose of our 2020 Plan is to advance our interests by providing for the grant to our employees, directors and consultants of stock and stock-based awards.

Administration

Our 2020 Plan will be administered by our compensation committee, except with respect to matters that are not delegated to our compensation committee by our board of directors. Our compensation committee (or our board of directors, as applicable) will have the discretionary authority to interpret our 2020 Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured or purchase price, if any, applicable to any award, determine, modify, accelerate and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to our 2020 Plan and awards and otherwise do all things necessary or desirable to carry out the purposes of our 2020 Plan or any award. Our compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of our board of directors and, to the extent permitted by law, our officers, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to our compensation committee and its authorized delegates, as applicable.

Eligibility

Our employees, directors and consultants are eligible to participate in our 2020 Plan. Eligibility for stock options intended to be incentive stock options, or ISOs, is limited to our employees or employees of certain affiliates. Eligibility for stock options, other than ISOs, and stock appreciation rights, or SARs, is limited to individuals who are providing direct services to us or certain affiliates on the date of grant of the award. As of                 , 2020, approximately              employees,              directors and              consultants would be eligible to participate in our 2020 Plan, including all of our executive officers.

Authorized shares

Subject to adjustment as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under our 2020 Plan is             shares. Up to              shares may be delivered in satisfaction of ISOs. The number of shares of our common stock delivered in satisfaction of awards under our 2020 Plan is determined (i) by excluding shares withheld by us in payment of the exercise price or purchase price of the award or in satisfaction of tax withholding requirements with respect to the award, (ii) by including only the number of shares delivered in settlement of a SAR any portion of which is settled in shares of our common stock, and (iii) by excluding any shares underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to or repurchased by us without the delivery of shares of our common stock. The number of shares available for delivery under our 2020 Plan will not be increased by any shares that have been delivered under our 2020 Plan and are subsequently repurchased using proceeds directly attributable to stock option exercises.

Shares that may be delivered under our 2020 Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by us.

Types of awards

Our 2020 Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, performance awards and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with awards under our 2020 Plan.

•

Stock options and SARs. The Administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The exercise price per share of each stock option, and the base value of each SAR, granted under our 2020 Plan shall be no less than

100% of the fair market value of a share on the date of grant (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under our 2020 Plan may not be repriced, amended, or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the fair market value of a share on the date of such cancellation, in each case, without shareholder approval. Each stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years, in the case of certain ISOs).

•

Restricted and unrestricted stock and stock units. The Administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock are shares subject to restrictions requiring that they be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied.

•	Performance awards. The Administrator may grant performance awards, which are awards subject to the achievement of performance criteria.

•	Other share-based awards. The Administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as it determines.

•

Substitute awards. The Administrator may grant substitute awards in connection with certain corporate transactions, which may have terms and conditions that are inconsistent with the terms and conditions of our 2020 Plan.

Vesting; terms of awards

The Administrator determines the terms and conditions of all awards granted under our 2020 Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an award remains exercisable, and the effect of termination of a participant’s employment or service on an award. The Administrator may at any time accelerate the vesting or exercisability of an award.

Transferability of awards

Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Effect of certain transactions

In the event of certain covered transactions (including the consummation of a consolidation, merger or similar transaction, the sale of all or substantially all of our assets or shares of our common stock, or our dissolution or liquidation), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):

•	The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquiror or surviving entity;

•	The acceleration of exercisability or delivery of shares in respect of any award, in full or in part; and/or

•

The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed, or that continue following the covered transaction.

Adjustment provisions

In the event of certain corporate transactions, including a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator shall make appropriate adjustments to the maximum number of shares that may be delivered under our 2020 Plan, the individual award limits, the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of outstanding awards, and any other provisions affected by such event.

Clawback

The Administrator may provide that any outstanding award, the proceeds of any award or shares acquired thereunder and any other amounts received in respect of any award or shares acquired thereunder will be subject to forfeiture and disgorgement to us, with interest and other related earnings, if the participant to whom the award was granted is not in compliance with any provision of our 2020 Plan or any award, any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant, or any company policy that relates to trading on non-public information and permitted transactions with respect to shares of our common stock or provides for forfeiture, disgorgement or clawback, or as otherwise required by law or applicable stock exchange listing standards.

Amendments and termination

The Administrator may at any time amend our 2020 Plan or any outstanding award and may at any time terminate our 2020 Plan as to future grants. However, except as expressly provided in our 2020 Plan, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the Administrator expressly reserved the right to do so in our 2020 Plan or at the time the award was granted). Any amendments to our 2020 Plan will be conditioned on shareholder approval to the extent required by applicable law or stock exchange requirements.

2020 Employee Stock Purchase Plan

In connection with this offering, our board of directors intends to adopt the Spinal Elements Holdings, Inc. 2020 Employee Stock Purchase Plan, or our ESPP. The following summary describes what we expect to be the material terms of our ESPP. This summary is not a complete description of all provisions of our ESPP and is qualified in its entirety by reference to our ESPP, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose

The purpose of our ESPP is to enable eligible employees of us and our participating subsidiaries to use payroll deductions to purchase shares of our common stock, and thereby acquire an interest in us. Our ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Administration

Our ESPP will be administered by our compensation committee, which will have the discretionary authority to interpret our ESPP, determine eligibility under our ESPP, prescribe forms, rules and procedures relating to our ESPP, and otherwise do all things necessary or desirable to carry out the purposes of our ESPP. Our compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of our board of directors and our officers and employees, in each case, to the extent permitted by law. As used in this summary, the term “Administrator” refers to our compensation committee and its authorized delegates, as applicable.

Shares subject to our ESPP

Subject to adjustment as described below, the aggregate number of shares of our common stock available for purchase pursuant to the exercise of options under our ESPP is              shares. Shares to be delivered upon exercise of options under our ESPP may be authorized but unissued shares, treasury shares, or previously issued shares acquired by us. If any option granted under our ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such option will again be available for purchase under our ESPP.

Eligibility

Participation in our ESPP will generally be limited to our employees and employees of our subsidiaries (i) who have been continuously employed by us or one of our subsidiaries, as applicable, for a period of at least calendar days as of the first day of an applicable offering period, (ii) whose customary employment with us or one of our subsidiaries, as applicable, is for more than          months per calendar year, (iii) who customarily work hours or more per week, and (iv) who satisfy the requirements set forth in our ESPP. The Administrator may establish additional or other eligibility requirements, or change the requirements described in this paragraph, to the extent consistent with Section 423 of the Code. Any employee who owns (or is deemed under statutory attribution rules to own) shares possessing five percent or more of the total combined voting power or value of all classes of shares of us or our parent or subsidiaries, if any, will not be eligible to participate in our ESPP. As of                 , 2020, approximately              employees would be eligible to participate in our ESPP, including all of our executive officers.

General terms of participation

Our ESPP allows eligible employees to purchase shares of our common stock during specified offering periods. Unless otherwise determined by the Administrator, offering periods under our ESPP will be                  in duration and commence on the first business day of              and              of each year. During each offering period, eligible employees will be granted an option to purchase shares of our common stock on the last business day of the offering period. A participant may purchase a maximum of              shares with respect to any offering period (or such lesser number as the Administrator may prescribe). No participant will be granted an option under our ESPP that permits the participant’s right to purchase shares of our common stock under our ESPP and under all other employee stock purchase plans of us or our parent or subsidiaries, if any, to accrue at a rate that exceeds $25,000 in fair market value (or such other maximum as may be prescribed by the Code) for each calendar year during which any option granted to the participant is outstanding at any time, determined in accordance with Section 423 of the Code.

The purchase price of each share issued pursuant to the exercise of an option under our ESPP on an exercise date will be     % (or such greater percentage as specified by the Administrator) of the lesser of: (a) the fair market value of a share of our common stock on the date the option is granted, which will be the first day of the offering period, and (b) the fair market value of a share of our common stock on the exercise date, which will be the last business day of the offering period.

The Administrator has the discretion to change the commencement and exercise dates of offering periods, the purchase price, the maximum number of shares that may be purchased with respect to any offering period, the duration of any offering periods and other terms of our ESPP, in each case, without shareholder approval, except as required by law.

Participants in our ESPP will pay for shares purchased under our ESPP through payroll deductions. Participants may elect to authorize payroll deductions between              and              percent of the participant’s eligible compensation each payroll period.

Transfer restrictions

For participants who have purchased shares under our ESPP, the Administrator may impose restrictions prohibiting the transfer, sale, pledge or alienation of such shares, other than by will or by the laws of descent and distribution, for such period as may be determined by the Administrator.

Adjustments

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization, or other change in our capital structure that constitutes an equity restructuring, the Administrator will make appropriate adjustments to the aggregate number and type of shares available for purchase under our ESPP, the number and type of shares granted under any outstanding options, the maximum number and type of shares purchasable under any outstanding option and/or the purchase price per share under any outstanding option.

Corporate transactions

In the event of a (i) sale of all or substantially all of our then-outstanding common stock or a sale of all or substantially all of our assets, or (ii) merger or similar transaction in which we are not the surviving corporation or which results in the acquisition of us by another person, the Administrator may provide that each outstanding option will be assumed or substituted for or will be cancelled and the balances of participants’ accounts returned, or that the option period will end before the date of the proposed corporate transaction.

Amendments and termination

The Administrator has discretion to amend our ESPP to any extent and in any manner it may deem advisable, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will require shareholder approval. The Administrator may suspend or terminate our ESPP at any time.

2020 Cash Incentive Plan

In connection with this offering, our board of directors intends to adopt the Spinal Elements Holdings, Inc. 2020 Cash Incentive Plan, or our Cash Incentive Plan. Following its adoption, our Cash Incentive Plan will provide for the grant of cash-based incentive awards to our executive officers and key employees. The following summary describes what we expect to be the material terms of our Cash Incentive Plan. This summary is not a complete description of all provisions of our Cash Incentive Plan and is qualified in its entirety by reference to our Cash Incentive Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Administration

Our Cash Incentive Plan will be administered by our compensation committee and its delegates. As used in this summary, the term “Administrator” refers to our compensation committee and its authorized delegates, as applicable.

The Administrator will have the discretionary authority to interpret our Cash Incentive Plan and any awards; determine eligibility for and grant awards; adjust the performance criterion or criteria applicable to awards; determine, modify or waive the terms and conditions of any award; prescribe forms, rules and procedures relating to our Cash Incentive Plan and awards, and otherwise do all things necessary or desirable to carry out the purposes of our Cash Incentive Plan.

Eligibility and participation

Executive officers and key employees of us and our subsidiaries will be eligible to participate in our Cash Incentive Plan and will be selected from time to time by the Administrator to participate in our Cash Incentive Plan.

Awards; performance criteria

Awards under our Cash Incentive Plan will be made based on, and subject to achieving, specified criteria established by the Administrator. For each award granted under our Cash Incentive Plan, the Administrator will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved and such other terms and conditions as the Administrator deems appropriate.

Payments under an award

A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with our Cash Incentive Plan and the terms of the award. Following the end of a performance period, the Administrator will determine whether and to what extent the applicable performance criteria have been satisfied and will determine the amount payable under each award. The Administrator has the discretionary authority to increase or decrease the amount actually paid under any award.

Recovery of compensation

Payments in respect of an award will be subject to forfeiture and disgorgement to us if the participant violates a non-competition, non-solicitation, confidentiality or other restrictive covenant or to the extent provided in any applicable company policy that provides for forfeiture or disgorgement, or as otherwise required by law or applicable stock exchange listing standards.

Amendment and termination

The Administrator may amend our Cash Incentive Plan or any outstanding award for any purpose, and may at any time terminate our Cash Incentive Plan as to any future grant of awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Royalty Agreement

On April 13, 2017, we entered into the Royalty Agreement with Jason Blain, our President and Chief Executive Officer, under which he would receive royalty payments with respect to certain products under the Lucent Lateral Interbody Implant System, the Lucent XP Expandable Interbody Device System, the Clutch ISP Posterior Fixation System, the Karma Fixation System, the Vertu Anterior Stand-Alone System and Mosaic devices. See “Business—Royalty Agreement” for additional details with respect to the Royalty Agreement. Royalties of $0.3 million, $0.1 million and $0.1 million were paid to Mr. Blain for the years ended December 31, 2019, 2018 and 2017, respectively. In connection with the consummation of this offering, we intend to terminate the Royalty Agreement on terms mutually acceptable to Mr. Blain and Spinal Elements.

Guaranty

On March 13, 2020, Kohlberg TE Investors VII, L.P., an affiliate of Kohlberg, has entered into a second amended and restated sponsor guaranty agreement (the “Guaranty”) in favor of Antares Capital LP, as an administrative agent for the lenders under the First Lien Credit Facilities, guaranteeing payment obligations, plus interest and any other charges, due and payable under the First Lien Credit Facilities, up to $50 million (the “Maximum Guaranteed Amount”). This Guaranty will terminate on the earliest of (i) the date when all outstanding debt obligations under the First Lien Credit Facilities are paid in full or (ii) the date on which the Maximum Guaranteed Amount, plus other expenses, are paid in full. We intend to consummate a debt refinancing in connection with this offering pursuant to which we intend to refinance all amounts outstanding under the First Lien Credit Facilities and the Second Lien Notes. Following such debt refinancing, all outstanding commitments under the Amended Credit Agreement governing the First Lien Credit Facilities will be terminated, and as a result, the Guaranty will terminate as well. For more information about our outstanding indebtedness and the debt refinancing, see “Use of Proceeds,” “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Refinancing of First Lien Credit Facilities and Second Lien Notes.”

Stockholders Agreement

On April 13, 2017, we entered into the amended and restated stockholders agreement with the Kohlberg Funds and certain other investors, stockholders and executive officers. The amended and restated stockholders agreement, as amended, provided for, among other things, certain voting agreements, transfer restrictions, “tag-along” and “drag-along” rights and obligations, preemptive rights, repurchase rights, lock-up obligations in connection with registered offerings of our securities, information rights and confidentiality obligations. In connection with the consummation of this offering, we intend to enter into a further amended and restated stockholders agreement to, among other things, eliminate certain provisions that will terminate in connection with this offering.

Registration Rights Agreement

In connection with this offering, and as contemplated by the amended and restated stockholders agreement, we intend to enter into a registration rights agreement, effective upon the closing of this offering, with the Kohlberg Funds and certain other stockholders. The registration rights agreement will provide the Kohlberg Funds with certain demand registration rights, including shelf registration rights, following the expiration of the 180-day lockup period in respect of the shares of our common stock held by them. In addition, in the event that we register additional shares of common stock for sale to the public following the consummation of this offering, we will be required to give notice of such registration to the Kohlberg Funds and certain other stockholders party to the agreement of our intention to effect such a registration, and, subject to certain limitations, the Kohlberg Funds and such holders will have piggyback registration rights providing them with the right to require us to include shares of common stock held by them in such registration. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares by the Kohlberg Funds or other holders described above. In addition, we will be required to indemnify such stockholders and certain other persons against certain liabilities that may arise under the Securities Act in connection with any such offering and sale of our shares.

Management Agreement

On April 29, 2016, we entered into a management agreement (the “Management Agreement”) with Kohlberg. Pursuant to the Management Agreement, Kohlberg provides us with certain advisory and management services as reasonably requested by our board of directors. In exchange for these services, we paid Kohlberg an annual management fee of $500,000, payable quarterly, and we reimbursed Kohlberg for all reasonable and customary out-of-pocket expenses incurred in the course of the performance of its obligations under the Management Agreement. On July 12, 2018, we entered into the first amendment to the Management Agreement terminating the annual management fee. In addition, Kohlberg is entitled to reasonable additional compensation in connection with any financing, acquisition, disposition, merger, combination or change of control transaction (however structured). The Management Agreement provides that a transaction fee equal to 1% of the transaction value in connection with any such financing, acquisition, disposition, merger, combination or change of control transaction will be deemed to be reasonable compensation. The Management Agreement, as amended by the first amendment thereto, provides for customary exculpation and indemnification provisions in favor of Kohlberg and its affiliates. Unless earlier terminated in accordance with its terms, the Management Agreement may be terminated by Kohlberg at any time by written notice to us. In connection with the consummation of this offering, we intend to terminate the Management Agreement, as amended by the first amendment thereto, in accordance with its terms.

Indemnification Agreements

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, will contain provisions limiting the liability of directors, and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors.

We intend to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will provide that we will indemnify each of our directors and executive officers against any and all expenses incurred by that director or executive officer because of his or her status as one of our directors or executive officers, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors and executive officers in connection with a legal proceeding involving his or her status as a director or executive officer.

Policies and Procedures for Related Party Transactions

Our audit committee has the primary responsibility for the review, approval and oversight of any “related party transaction,” which is any transaction, arrangement, or relationship (or series of similar transactions, arrangements, or relationships) in which we are, were, or will be a participant and the amount involved exceeds

$120,000, and in which the related person has, had, or will have a direct or indirect material interest. We intend to adopt a written related party transaction policy that will become effective immediately prior to the completion of this offering. Under this related party transaction policy, our management will be required to submit any related person transaction not previously approved or ratified by our audit committee to our audit committee. In approving or rejecting the proposed transactions, our audit committee will take into account all of the relevant facts and circumstances available. Our audit committee will approve only those transactions that, as determined by our audit committee, are in, or are not inconsistent with, our best interests and the best interests of our stockholders. In making this determination, our audit committee will consider, among other factors, (i) whether the terms of the related party transaction are fair to us and on the same basis as would apply if the transaction did not involve a related party, (ii) whether there are business reasons for us to enter into the related party transaction, (iii) whether the related party transaction would impair the independence of an outside director and (iv) whether the related party transaction would present an improper conflict of interest for any related party, taking into account the size of the transaction, the overall financial position of the related party, the direct or indirect nature of the related party’s interest in the transaction and the ongoing nature of any proposed relationship and any other factors the committee deems relevant. For purposes of this related party transaction policy, a related person is defined as (i) a director; (ii) an executive officer; (iii) a nominee for director; or (iv) a holder of 5% or more of our capital stock, in each case since the beginning of the most recently completed year, and their immediate family members.

Although we have not had a written policy prior to this offering for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interests of all of our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of                 , 2020, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, and includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days of                 , 2020. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership prior to this offering in the table below is based on shares of common stock deemed to be outstanding as of                 , 2020, assuming the consummation of the recapitalization, and the percentage of shares beneficially owned after this offering in the table below is based on shares of common stock assumed to be outstanding after the completion of the offering. The table below assumes that the underwriters do not exercise their option to purchase additional shares. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of                 , 2020 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the address of each individual listed below is c/o Spinal Elements Holdings, Inc., 3115 S Melrose Drive, Carlsbad, California 92010.

	Number of Shares Beneficially Owned Prior to Offering	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
Greater than 5% Stockholders:
Kohlberg Funds(1)		%	%
Named Executive Officers and Directors:
Jason Blain(2)		%	%
Steve McGowan(3)		%	%
Paul Graveline(4)		%	%
Steven J. Healy(5)		%	%
Christopher W. Anderson(6)
Samuel P. Frieder(6)		%	%
Gordon H. Woodward(6)		%	%
All executive officers and directors as a group (seven persons)		%	%

*	Represents beneficial ownership of less than 1%.
(1)	Consists of (i) shares of common stock held by Kohlberg Investors VII, L.P.; (ii) shares of common stock held by Kohlberg Investors VII-B, L.P.; (iii) shares of common stock held

by Kohlberg Investors VII-C, L.P.; (iv)                  shares of common stock held by Kohlberg TE Investors VII, L.P.; (v)                  shares of common stock held by Kohlberg TE Investors VII-B, L.P.; and (vi)                 shares of common stock held by Kohlberg Partners VII, L.P. We collectively refer to the foregoing funds herein as the Kohlberg Funds. Kohlberg Management VII, L.P. (“Kohlberg Management VII”), an affiliate of Kohlberg & Co., L.L.C., serves as a manager of each of the Kohlberg Funds and the voting and disposition decisions for each fund are made by the Investment Committee of Kohlberg Management VII, the members of which include Christopher W. Anderson, Samuel P. Frieder and Gordon H. Woodward, each of whom is a member of our board of directors. Each of the members of the Investment Committee disclaims beneficial ownership of the shares of common stock held by the Kohlberg Funds. By virtue of the relationship described above, Kohlberg Management VII may be deemed to share voting and dispositive power with respect to the shares of common stock held by the Kohlberg Funds. The address of Kohlberg Management VII and the Kohlberg Funds is c/o Kohlberg & Co., L.L.C. 111 Radio Circle, Mt. Kisco, New York 10549.

(2)	Includes shares of common stock that may be acquired by Mr. Blain upon the exercise of outstanding options.
(3)	Consists of shares of common stock that may be acquired by Mr. McGowan upon the exercise of outstanding options.
(4)	Consists of shares of common stock that may be acquired by Mr. Graveline upon the exercise of outstanding options.
(5)	Consists of shares of common stock that may be acquired by Mr. Healy upon the exercise of outstanding options.
(6)	Excludes shares of common stock held by the Kohlberg Funds. See footnote (1) above.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We and our subsidiaries have debt outstanding, including under the First Lien Credit Facilities, Second Lien Notes, Series A Notes, Series C Notes and Series A Warrants (as defined herein). As described elsewhere in this prospectus, we intend to consummate a debt refinancing in connection with this offering pursuant to which we intend to refinance all amounts outstanding under the First Lien Credit Facilities and the Second Lien Notes, each of which is subject to existing events of default as further described below, including accrued and unpaid interest, prepayment penalties, fees and expenses related thereto, with the proceeds from a new senior secured credit facilities and a portion of the proceeds from this offering. Following such debt refinancing, all outstanding commitments under the Amended Credit Agreement (as defined below) governing the First Lien Credit Facilities and the Amended Note Purchase Agreement (as defined below) governing the Second Lien Notes will be terminated. Therefore, the following summary of the principal terms of the agreements that govern the First Lien Credit Facilities and the Second Lien Notes should be read together with the summary of the expected terms of the new senior secured credit facilities contained in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Refinancing of First Lien Credit Facilities and Second Lien Notes.” We do not expect to consummate this offering unless we concurrently consummate the debt refinancing referred to above. Additionally, we intend to use a portion of the net proceeds from this offering to repay all amounts outstanding under Series A Notes and Series C Notes. For more information, see “Use of Proceeds.”

First Lien Credit Facilities

General

On April 13, 2017, Spinal Elements, our indirect wholly-owned subsidiary, entered into an amended and restated credit agreement with Antares Capital LP (the “Credit Agreement”), as administrative agent, Fifth Third Bank and Antares Capital LP, as co-lead arrangers and co-bookrunners, and the lenders from time to time party thereto. The Credit Agreement was amended in July 2018, May 2019, June 2019 and March 2020 (as so amended, the “Amended Credit Agreement”) to, among other things, increase the amount of revolving loans available thereunder, adjust financial covenants, extend the deadline for delivery of certain financial statements and permit the disposition of certain assets owned by us. After giving effect to these amendments, the Amended Credit Agreement provides for (i) a $62,680,000 term loan (the “Term Loan”), (ii) a $20,000,000 revolving credit facility (the “Revolving Credit Facility”) and (iii) a $50,000,000 last-in, first-out revolving credit facility (the “LIFO Revolving Facility”, and together with the Revolving Credit Facility, the “Revolving Credit Facilities” and together with the Term Loan, collectively, the “First Lien Credit Facilities”). As of December 31, 2019, we had approximately $65.7 million outstanding under the Term Loan, including PIK Interest (as defined below), approximately $21.5 million outstanding under the Revolving Credit Facility, including PIK Interest, and approximately $25.7 million outstanding under the LIFO Revolving Facility.

Interest Rates and Fees

Borrowings under the First Lien Credit Facilities bear interest at a rate per annum equal to, at our option (i) a margin of 4.00% per annum plus a base rate payable in cash, (ii) 5.00% per annum plus a LIBOR rate payable in cash, or (iii) with respect to the Term Loan and Revolving Credit Facility, up to 4.1% per annum of the applicable interest rate paid in kind by adding such interest to the outstanding principal of such borrowings (“PIK Interest”). Both the base rate and LIBOR rate applicable to the First Lien Credit Facilities are subject to a “floor” of 1%.

In addition to paying interest on outstanding principal under the First Lien Credit Facilities, we are required to pay a commitment fee of 0.50% per annum on the undrawn commitments under the Revolving Credit Facilities. We also pay customary letter of credit and agency fees.

Mandatory Repayments

The Amended Credit Agreement governing the First Lien Credit Facilities requires us to prepay outstanding loans, subject to certain exceptions, with (i) a portion of our excess cash flow in an amount ranging from 0% to 50% of excess cash flow depending on our first lien net leverage ratio, (ii) the net cash proceeds of certain asset sales and dispositions in an amount of 0% to 100% depending on the value of dispositions and (iii) 100% of the proceeds from certain debt issuances, in each case, subject to certain exceptions.

Voluntary Repayments

We may voluntarily repay outstanding debt under the First Lien Credit Facilities at any time subject to certain minimum amounts. We are permitted to reduce commitments under the Revolving Credit Facilities at any time, in whole or in part, subject to certain minimum amounts.

Amortization and Final Maturity

The Amended Credit Agreement requires us to repay the principal of the Term Loan in equal quarterly repayments of $783,500, with the amortization payments otherwise due on or after July 1, 2018 and prior to June 30, 2020 payable on June 30, 2020. The Term Loan matures on April 13, 2023, the Revolving Credit Facility matures on April 13, 2022 and the LIFO Revolving Facility matures on December 31, 2021.

Guarantees and Security

The First Lien Credit Facilities are guaranteed by KAMD Buyer, Inc. (“KAMD”), our direct wholly-owned subsidiary, as well as Spinal Elements’ direct and indirect wholly-owned domestic subsidiaries, and are required to be guaranteed by certain of Spinal Elements’ future domestic wholly-owned subsidiaries. All obligations under the First Lien Credit Facilities and the guarantees of those obligations, subject to certain exceptions, are secured by a first priority lien on substantially all of the assets of Spinal Elements, KAMD, Spinal Elements Holdings and its wholly-owned subsidiaries, including the equity interests of Spinal Elements and its subsidiaries, as well as 65% of the voting (and 100% of non-voting) equity interests of certain first-tier foreign subsidiaries.

Covenants and Other Matters

The First Lien Credit Facilities contain a number of covenants that, among other things and subject to certain exceptions, restrict the ability of Spinal Elements and its subsidiaries to:

•	incur liens;

•	make investments, loans, advances and acquisitions;

•	incur additional indebtedness or guarantees;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated and earnout indebtedness;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of KAMD’s subsidiaries;

•	alter the business we conduct;

•	alter their organizational documents;

•	engage in sale leasebacks;

•	enter into agreements restricting KAMD’s subsidiaries’ ability to pay dividends; and

•	consolidate or merge.

In addition, the Amended Credit Agreement governing the First Lien Credit Facilities requires KAMD and its subsidiaries to comply on a quarterly basis with the following financial covenants, each of which becomes more restrictive over time:

•	a maximum leverage ratio of 11.75 to 1.00 for the fiscal quarter ending March 31, 2022 and each fiscal quarter thereafter; and

•	a minimum fixed charge coverage ratio of 1.05 to 1.00 for the fiscal quarter ending March 31, 2022 and each fiscal quarter thereafter.

The Amended Credit Agreement governing the First Lien Credit Facilities contains certain customary affirmative covenants and events of default. There are existing events of default under the Amended Credit Agreement for non-payment of interest, non-payment of principal and cross-default with the Second Lien Notes.

This summary describes the material provisions of the First Lien Credit Facilities but may not contain all information that is important to you. We urge you to read the provisions of the Amended Credit Agreement governing the First Lien Credit Facilities, which is filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information.”

Second Lien Notes

General

On April 29, 2016, Spinal Elements entered into a second lien note purchase agreement (the “Note Purchase Agreement”) with Cortland Capital Market Services LLC, as administrative agent and collateral agent, and the purchasers from time to time party thereto. The Note Purchase Agreement was amended in April 2017, July 2018, May 2019, June 2019 and March 2020 to, among other things, permit an increase in the Term Loan and the establishment of the LIFO Revolving Facility, adjust financial covenants, extend the deadline for delivery of certain financial statements, and permit the disposition of certain assets owned by Spinal Elements (as so amended, the “Amended Note Purchase Agreement”). After giving effect to these amendments, the Amended Note Purchase Agreement provides for $20 million in second lien notes (the “Second Lien Notes”) that mature on October 31, 2023, all of which were outstanding as of December 31, 2019.

Interest Rates and Fees

The Second Lien Notes bear interest at a rate per annum equal to, at our option, (i) a margin of 9.50% per annum plus a base rate payable in cash or (ii) 10.50% per annum plus a LIBOR rate payable in cash. Both the base rate and LIBOR rate applicable to the Second Lien Notes are subject to a “floor” of 1%. After December 31, 2021, we may elect to capitalize interest and add such capitalized interest to the then-outstanding principal amount as payment-in-kind interest. Any such capitalized payment-in-kind interest amount will bear interest, payable in cash, at a rate per annum equal to 1.0%.

Mandatory Repayments

Subject to the mandatory prepayments under the First Lien Credit Facilities, the Amended Note Purchase Agreement governing the Second Lien Notes requires us to prepay outstanding loans, subject to certain exceptions, with (i) a portion of our excess cash flow in an amount ranging from 0% to 50% of excess cash flow depending on our first lien net leverage ratio, (ii) the net cash proceeds of certain asset sales and dispositions in an amount of 0% to 100% depending on the value of dispositions and (iii) 100% of the proceeds from certain debt issuances, in each case, subject to certain exceptions.

Voluntary Repayments

We may voluntarily repay the Second Lien Notes at any time subject to certain minimum amounts.

Guarantees and Security

Subject to the intercreditor agreement which provides that liens under the Amended Note Purchase Agreement are junior to the liens under the First Lien Credit Facilities, all obligations under the Amended Note Purchase Agreement, and the guarantees of such obligations, are secured, subject to certain exceptions, by substantially all of the assets of Spinal Elements, KAMD, Spinal Elements Holdings and its wholly-owned subsidiaries, including the equity interests of Spinal Elements and its subsidiaries, as well as 65% of the voting (and 100% of non-voting) equity interests of certain first-tier foreign subsidiaries.

Covenants and Other Matters

The Amended Note Purchase Agreement contains a number of covenants that, among other things and subject to certain exceptions, restrict the ability of Spinal Elements and its subsidiaries to:

•	incur liens;

•	make investments, loans, advances and acquisitions;

•	incur additional indebtedness or guarantees;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated and earnout indebtedness;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of KAMD’s subsidiaries;

•	alter the business we conduct;

•	alter their organizational documents;

•	engage in sale leasebacks;

•	enter into agreements restricting KAMD’s subsidiaries’ ability to pay dividends; and

•	consolidate or merge.

In addition, the Amended Note Purchase Agreement governing the Second Lien Notes requires KAMD and its subsidiaries to comply on a quarterly basis with the following financial covenants, each of which becomes more restrictive over time:

•	a maximum leverage ratio of 12.95 to 1.00 for the fiscal quarter ending March 31, 2022 and each fiscal quarter thereafter; and

•	a minimum fixed charge coverage ratio of 0.95 to 1.00 for the fiscal quarter ending March 31, 2022 and each fiscal quarter thereafter.

The Amended Note Purchase Agreement governing the Second Lien Notes contains certain customary affirmative covenants and events of default. There are existing events of default under the Amended Note Purchase Agreement for non-payment of interest, non-payment of principal and cross-default with the Amended Credit Agreement.

This summary describes the material provisions of the Second Lien Notes but may not contain all information that is important to you. We urge you to read the provisions of the Amended Note Purchase Agreement governing the Second Lien Notes, which is filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Series A Notes, Series C Notes and Series A Warrants

On March 5, 2018, we issued Series A Junior Subordinated Notes (“Series A Notes”) in an aggregate principal amount of approximately $7.6 million to certain stockholders who were physicians or entities for the benefit of physicians in exchange for the shares of our common stock and Series A preferred stock held by such stockholder. As of December 31, 2019, we had outstanding approximately $6.9 million in aggregate principal amount of Series A Notes. The unpaid principal balance of each Series A Note bears simple interest from the March 5, 2018 at a fixed annual rate of 12% accruing daily, based on a 365-day year, and the principal amount of each Series A Note together with all unpaid interest accrued thereon is due and payable on March 5, 2025. Series A Notes may be prepaid at any time without premium or penalty.

In addition, on March 5, 2018, we issued Series C Senior Notes (“Series C Notes”) in an aggregate principal amount of approximately $0.7 million to certain physician stockholders in exchange for the shares of our Series B preferred stock held by such stockholder. As of December 31, 2019, we had outstanding approximately $0.4 million in aggregate principal amount of Series C Notes. The unpaid principal balance of each Series C Note bears simple interest from the March 5, 2018 at a fixed annual rate of 12% accruing daily, and compounding quarterly, based on a 365-day year, and the principal amount of each Series C Note together with all unpaid interest accrued thereon is due and payable on March 5, 2025. Series C Notes may be prepaid at any time without premium or penalty.

In connection with the issuance of Series A Notes and Series C Notes, we also issued warrants (the “Series A Warrants”) to purchase Series A Notes to certain physician stockholders in exchange for vested options to purchase shares of our common stock. As of December 31, 2019, we had outstanding Series A Warrants to purchase an aggregate of approximately $0.8 million in aggregate principal amount of Series A Notes. The Series A Warrants are exercisable until dates ranging from June 2026 through August 2027, subject to earlier termination in accordance with the terms of the Series A Warrants. The exercise price per $1 principal amount of Series A Notes underlying the Series A Warrants is $1 and any Series A Notes issuable upon exercise of the Series A Warrants will pay interest accrued from March 5, 2018 through the maturity date, March 5, 2025, or earlier date of prepayment. Upon the consummation of this offering, we intend to cancel all outstanding Series A Warrants and pay approximately $                 amount, which represents all accrued but unpaid interest from March 5, 2018 to                  (the assumed closing date of this offering) outstanding under the Series A Warrants.

This summary describes the material provisions of Series A Notes, Series C Notes and the Series A Warrants but may not contain all information that is important to you. We urge you to read the provisions of Series A Notes, Series C Notes and the Series A Warrants, forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

DESCRIPTION OF CAPITAL STOCK

General

Following the completion of the recapitalization and this offering, including the redemption of the Series A preferred stock and the conversion of the Series B preferred stock, our authorized capital stock will consist of                  shares of common stock, par value $0.001 per share, and                  shares of preferred stock, par value $0.001 per share. The following description summarizes some of the terms of our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective immediately prior to the completion of this offering, and the DGCL. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, each filed as an exhibit to the registration statement of which this prospectus forms a part, as well as the relevant provisions of the DGCL.

Common Stock

As of                     , 2020, we had                  shares of common stock, which were held by          stockholders,              shares of Series A preferred stock, which were held by          stockholders and                  shares of Series B preferred stock outstanding, which were held by          stockholders. The number of shares of common stock does not take into account the conversion of all outstanding shares of Series B preferred stock into shares of our common stock immediately prior to this offering.

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Immediately prior to this offering, all outstanding shares of Series B preferred stock will convert into approximately              shares of our common stock and we intend to redeem all outstanding shares of Series A preferred stock with a portion of the net proceeds from this offering, after which no shares of preferred stock will be outstanding. Under the terms of our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Options

As of                     , 2020, options to purchase                  shares of our common stock at a weighted-average exercise price of $1.00 were outstanding under our 2016 Plan. For additional information regarding the terms of our 2016 Plan, see “Executive and Director Compensation—Equity and Cash Plans—Amended and Restated 2016 Equity Incentive Plan.”

Dividends

The DGCL permits a corporation to declare and pay dividends out of  “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

We have never declared or paid any cash dividends on our common stock and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. In addition, the First Lien Credit Facilities and the Second Lien Notes restrict Spinal Elements’ ability to pay dividends on capital stock, and we expect that our new senior secured credit facilities will include similar restrictions, which will limit our ability to pay dividends on our common stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future indebtedness or preferred securities.

Annual Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy in the business opportunities of Kohlberg, the Kohlberg Funds and of their officers, directors, agents, shareholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to our director or officer in his or her capacity as a director or officer of the Company.

Limitations on liability and indemnification of officers and directors

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL and provides that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation,

Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our Company.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our Chairman of the board of directors, Chief Executive Officer or President or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Board Composition

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board Composition.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than      of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; or (v) any action asserting a claim governed by the internal affairs doctrine, except that, the exclusive forum provision will not apply to any suits brought to enforce any liability or duty created by the Exchange Act for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Additionally, our amended and restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. This choice of forum provision has important consequences to our stockholders. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which restricts our stockholders’ ability to bring a lawsuit against us or our directors, officers or employees in jurisdictions other than Delaware and federal district courts.”

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least                      of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                .

Listing

We intend to apply to have our common stock approved for listing on                  under the symbol “                .”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issuable upon the exercise of outstanding options, in the public market following this offering or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of                     , 2020, and assuming (i) the conversion of our outstanding Series B preferred stock into common stock, (ii) no exercise of the underwriters’ option to purchase additional shares of common stock and (iii) no exercise of outstanding options or warrants, we will have outstanding an aggregate of approximately                shares of common stock, which includes              shares of common stock that we are selling in this offering, which shares may be resold in the public market immediately unless purchased by our affiliates. The remaining                  shares of common stock that are not sold in this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Persons who have beneficially owned shares of our restricted common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of common shares then outstanding, which will equal approximately                  shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of common shares outstanding as of                     , 2020; or

•	the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non- affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Any of our service providers who purchased shares under a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701, as currently in effect, permits resales of shares, including by affiliates, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares if such resale is pursuant to Rule 701. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of these lock-up agreements.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of                  for a period of 180 days after the date of this prospectus. Additionally, our officers and directors and all of our other securityholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of                          for a period of 180 days after the date of this prospectus, subject to certain exceptions. These agreements are subject to certain exceptions, as set forth in the section entitled “Underwriting.”

Certain of our employees, including our executive officers, and directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to our initial public offering described above.

Registration Rights

Beginning 180 days after the date of this prospectus, subject to certain exceptions, holders of                  shares of our common stock will be entitled to the registration rights described under “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

Equity Plans

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our equity plans. We expect to file this registration statement as soon as practicable after the closing of this offering. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see “Executive and Director Compensation—Equity and Cash Plans.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of certain material U.S. federal income tax consequences to Non-U.S. Holders (as defined herein) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) in each case, in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

This discussion does not address the tax treatment of entities or arrangements classified as partnerships or other pass-through entities (including S-corporations) for U.S. federal income tax purposes, or persons who hold our common stock through such partnerships or other pass-through entities or arrangements. If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a non-U.S. holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is not a “U.S. person” or a partnership. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of, the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying any distributions to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain as described below under “—Sale or Other Taxable Disposition of Our Common Stock.”

Subject to the discussion below on effectively connected income, FATCA (as defined herein), and backup withholding, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition of Our Common Stock

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the U.S.), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we are not currently a USRPHC or will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder either certifies its non-U.S. status by furnishing a valid and properly completed IRS Form W-8BEN, W-8BEN-E or W-8ECI (or successor forms) or otherwise establishes an exemption. However, we are required to file information returns with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds from the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the holder otherwise establishes an exemption. Proceeds from a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and related Treasury Regulations and guidance (collectively, the “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations; (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds from the sale or other disposition of stock entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , 2020 we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering, if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $                 per share. After the initial public offering, the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that our out of pocket expenses for this offering excluding the underwriting discounts and commissions will be approximately $                . We have also agreed to reimburse the underwriters up to $                of expenses related to the review of this offering by the Financial Industry Regulatory Authority, Inc. (“FINRA”). In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of                  for a period of 180 days after the date of this prospectus.

Our officers and directors and all of our other securityholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of                      for a period of 180 days after the date of this prospectus, subject to certain exceptions.

We intend to apply to list the shares of common stock on the         under the symbol “                .”

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on                or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Conflicts of Interest

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the EEA (each, a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the U.K., this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the U.K. by persons who are not relevant persons. In the U.K., any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Canadian Residents

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to ‘‘professional investors’’ as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a ‘‘prospectus’’ as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

(i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)

(ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

(iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Latham  & Watkins LLP, New York, New York is representing the underwriters in this offering.

EXPERTS

The financial statements as of December 31, 2019 and December 31, 2018 and for the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-                ) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at http://www.sec.gov. We also maintain a website address at http://www.spinalelements.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus. We have included our website address as an inactive textual reference only. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

SPINAL ELEMENTS HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of Spinal Elements Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Spinal Elements Holdings, Inc. (formerly known as KAMD Holdings, Inc.) and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of changes in redeemable convertible preferred stock and stockholders’ deficit, and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has limited liquidity, has incurred recurring losses since inception, expects to continue to generate operating losses for the foreseeable future, and has long-term debt that has been under a forbearance agreement since July 2018 for failure to make principal and interest payments. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Diego, California

May 6, 2020

We have served as the Company’s auditor since 2016.

Spinal Elements Holdings, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and par value amounts)	December 31,		Pro Forma December 31, 2019
	2019	2018
			(Unaudited)
			(Note 15)
Assets
Current assets
Cash and cash equivalents	$1,134	$2,457	$
Accounts receivable, net of allowance for doubtful accounts of $1,859 and $1,924 at December 31, 2019 and 2018	15,183	15,701
Unbilled revenue	2,771	—
Inventories	26,371	26,816
Prepaid expenses and other current assets	1,034	3,326

Total current assets	46,493	48,300

Property and equipment, net	10,468	15,205
Goodwill	14,181	14,181
Intangibles, net	34,103	45,764
Other assets	676	1,640

Total assets	$105,921	$125,090	$

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$10,069	$7,379	$
Accrued expenses	13,662	12,459
Capital lease obligations, current portion	—	411

Total current liabilities	23,731	20,249

Capital lease obligations, net of current portion	—	478
Long-term debt	144,353	124,497
Other	1,953	2,773

Total liabilities	170,037	147,997

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock:
Series B Stock, $0.001 par value; 60,000,000 shares authorized; 54,948,945 and 54,698,234 shares issued and outstanding at December 31, 2019 and 2018; (Liquidation preference of $75,534 and $66,891 at December 31, 2019 and 2018, respectively); shares authorized; issued and outstanding at December 31, 2019, pro forma (unaudited)	55,011	54,698
Series A Stock, $0.001 par value; 50,000,000 shares authorized; 2,222,022 and 1,690,000 shares issued and outstanding at December 31, 2019 and 2018; (Liquidation preference of $3,354 and $2,334 at December 31, 2019 and 2018, respectively); shares authorized, issued and outstanding at December 31, 2019, pro forma (unaudited)	2,561	1,791
Stockholders’ deficit:
Common stock, $0.001 par value; 255,000,000 shares authorized: 86,354,918 shares issued and outstanding at December 31, 2019 and 2018; shares; authorized, issued and outstanding at December 31, 2019, pro forma (unaudited)	86	86
Additional paid-in capital	89,862	89,314
Accumulated deficit	(211,636)	(168,796)

Total stockholders’ deficit	(121,688)	(79,396)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$105,921	$125,090	$

The accompanying notes are an integral part of these consolidated financial statements.

Spinal Elements Holdings, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(in thousands, except per share amounts)	2019	2018
Revenue	$95,916	$90,752
Cost of goods sold	32,801	32,159

Gross profit	63,115	58,593
Operating expenses:
Selling, general and administrative	85,320	81,068
Research and development	6,014	6,961
Loss (gain) on disposal of assets	1,993	(66)
Loss on impairment of goodwill	—	6,611

Total operating expenses	93,327	94,574

Loss from operations	(30,212)	(35,981)
Interest expense	(12,585)	(10,453)
Other income, net	27	54

Loss before income taxes	(42,770)	(46,380)
Income tax expense (benefit)	70	(550)

Net loss	(42,840)	(45,830)
Cumulative undeclared dividends earned on redeemable convertible preferred stock	(8,580)	(7,631)

Net loss attributable to common stockholders	$(51,420)	$(53,461)

Net loss per common share, basic and diluted	$(0.60)	$(0.61)

Weighted-average number of common shares used to compute basic and diluted net loss per common share	86,354,918	87,339,197

Pro forma net loss per common share, basic and diluted (Unaudited) (Note 15)	$—

Pro forma weighted-average number of common shares used to compute basic and diluted net loss per common share (Unaudited) (Note 15)	—

The accompanying notes are an integral part of these consolidated financial statements.

Spinal Elements Holdings, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Redeemable Convertible Preferred Stock
(in thousands, except share amounts)	Series A Stock		Series B Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2017	3,285,000	$3,482	55,299,716	$55,300	91,968,386	$92	$94,441	$(122,966)	$(28,433)
Conversion of Series A Stock to Series A Junior Subordinated Notes Payable	(1,545,000)	(1,638)	—	—	—	—	(343)	—	(343)
Conversion of Common Stock to Series A Junior Subordinated Notes Payable	—	—	—	—	(5,613,468)	(6)	(5,608)	—	(5,614)
Conversion of Series B Stock to Series C Senior Notes Payable	—	—	(601,482)	(602)	—	—	(67)	—	(67)
Common Stock equity warrants exchanged for Series A Junior debt warrants	—	—	—	—	—	—	(181)	—	(181)
Stock-based compensation	—	—	—	—	—	—	611	—	611
Repurchase of Series A Stock	(50,000)	(53)	—	—	—	—	(7)	—	(7)
Contribution by Majority Shareholder	—	—	—	—	—	—	468	—	468
Net loss	—	—	—	—	—	—	—	(45,830)	(45,830)

Balances at December 31, 2018	1,690,000	$1,791	54,698,234	$54,698	86,354,918	$86	$89,314	$(168,796)	$(79,396)
Exchange of Series A Junior Subordinated					—	—		—	—
Notes Payable for Series A Stock	532,022	770			—	—		—	—
Exchange of Series C Senior Subordinated
Notes Payable for Series B Stock			250,711	313	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	548	—	548
Net loss	—	—	—	—	—	—	—	(42,840)	(42,840)

Balances at December 31, 2019	2,222,022	$2,561	54,948,945	$55,011	86,354,918	$86	$89,862	$(211,636)	$(121,688)

The accompanying notes are an integral part of these consolidated financial statements.

Spinal Elements Holdings, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands)	2019	2018
Cash flows from operating activities
Net loss	$(42,840)	$(45,830)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	18,164	17,451
Goodwill impairment charges	—	6,611
Non-cash stock compensation expense	548	611
Provision for doubtful accounts	(114)	1,020
Provision for excess and obsolete inventory	2,721	13,157
Amortization of debt issuance costs	597	475
Deferred income taxes	4	(520)
Interest incurred but not paid	6,574	4,789
Loss (Gain) on disposal of fixed assets and inventory	1,993	(66)
Changes in operating assets and liabilities:
Accounts receivable	632	(505)
Unbilled revenue	(2,771)	—
Inventories	(2,554)	(11,393)
Prepaid and other assets	3,220	1,539
Accounts payable and accrued expenses	3,404	(2,215)

Net cash used in operating activities	(10,422)	(14,876)

Cash flows from investing activities
Purchases of property and equipment	(5,885)	(4,256)
Proceeds from sales of property and equipment	1,482	12

Net cash used in investing activities	(4,403)	(4,244)

Cash flows from financing activities
Repayments of long-term debt	—	(784)
Cash paid for deferred financing costs	(222)	(256)
Borrowings on line of credit	13,900	21,299
Capital lease payments	(176)	(421)
Contribution by majority shareholder	—	468
Repurchase of preferred stock	—	(60)

Net cash provided by financing activities	13,502	20,246

Net increase (decrease) in cash and cash equivalents	(1,323)	1,126
Cash and cash equivalents
Beginning of year	2,457	1,331

End of year	$1,134	$2,457

Supplemental cash flow information
Cash paid for interest	$4,621	$5,120
Cash paid for income taxes, net of refunds of $149 in 2019	(55)	118
Supplemental schedule of noncash investing and financing activities
Exchange of Series A Junior Subordinated Note for Series A Stock	$770	$—
Exchange of Series C Senor Subordinated Note for Series B Stock	313	—
Settlement of capital leases	206	—
Conversion of Series A Stock to Series A Junior Subordinated Notes Payable	—	1,981
Conversion of Common Stock to Series A Junior Subordinated Notes Payable	—	5,614
Conversion of Series B Stock to Series C Senior Notes Payable	—	669
Common stock equity warrants exchanged for Series A Junior debt warrants		181

The accompanying notes are an integral part of these consolidated financial statements.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

Spinal Elements Holdings, Inc. (the “Company”), formerly known as KAMD Holdings, Inc., was incorporated in Delaware on March 11, 2016 and is headquartered in Carlsbad, California. The Company is a designer, developer, manufacturer and marketer of innovative medical devices used in spinal surgical procedures. The Company combines leading medical device technologies, biologics and instrumentation to market complete portfolio of advanced spinal implant products primarily within the United States.

The Company acquired Marietta, Georgia-based, Amendia, Inc. and its wholly owned subsidiaries (“Amendia’) in 2016. Amendia acquired Spinal Elements, Inc. in 2017 at which time the Spinal Elements trade name was retained for the business and later that year the corporate headquarters was established in Carlsbad, CA. As discussed in Note 3, in June 2019, the Company sold tangible property, other than medical products and equipment, at its Marietta, GA manufacturing facility in connection with an internal reorganization the Company launched to outsource the manufacturing of Amendia products to third-party contract manufacturers. With the exception of some assembly, the Company utilizes third-party contract manufacturing for the majority of its medical devices.

Effective December 31, 2019, Amendia converted from a Georgia corporation to a Delaware corporation and on that same date Spinal Elements, Inc. merged with and into Amendia with Amendia remaining as the surviving corporation under the name Spinal Elements, Inc. On April 24, 2020, the Company amended its certificate of incorporation to change its name from KAMD Holdings, Inc. to Spinal Elements Holdings, Inc.

Basis of Presentation

These Consolidated Financial Statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and consolidate all assets and liabilities of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated.

A separate Statement of Comprehensive Income (Loss) is required under Accounting Standards Update (“ASU”) 2011-05. The Company does not have any items of other comprehensive income for the years ended December 31, 2019 and 2018, therefore comprehensive loss equals our net losses of $42.8 million and $45.8 million, respectively.

Liquidity and Going Concern

In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the Consolidated Financial Statements are issued.

Since its inception, the Company has funded its operations primarily with proceeds from sales of preferred stock and borrowings under credit agreements. The Company has incurred recurring losses since inception, including net losses of $42.8 million and $45.8 million for the fiscal years ended December 31, 2019 and December 31, 2018, respectively. The Company expects to continue to generate operating losses for the foreseeable future as it continues to expand and commercialize its product portfolio. In addition, as a result of the

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

2020 COVID-19 Pandemic (see Note 16), patients have begun to delay or forego non-urgent spine surgery procedures to avoid hospitals and other healthcare facilities and comply with quarantine and similar directives from local and national health and government officials. During the period of an outbreak surgeons or their staff or facilities may be unavailable to perform surgeries due to the outbreak. The delay of or foregone spine surgeries has had a significant impact on our operations in the form of a rapid decrease in revenue and cash flows beginning in March 2020, which has continued into May. We expect the negative impacts of the outbreak to continue and possibly worsen in the immediate future.

As of December 31, 2019, the Company had total long-term debt of $144.4 million, which has been under a forbearance agreement since July 2018 for failure to make principal and interest payments (see Note 7), an accumulated deficit of $211.6 million, $1.1 million of cash and cash equivalents, and $22.8 million of working capital. Subsequent to year end, the Company entered into an additional line of credit (see Note 16) which provided the Company with $20.0 million of available borrowings to continue to fund operations, of which substantially all has been drawn down upon. As of the date of issuance of these Consolidated Financial Statements, the Company currently expects that its cash and cash equivalents and available borrowings will be sufficient to fund operating expenses and other expenditure requirements into the third quarter of 2020. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. In the event an IPO of the common stock is not completed in the future, the Company will seek to obtain additional funding through private equity financings, debt financings or other means. The Company may not be able to obtain financing on acceptable terms, or at all, and the terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

If the Company is unable to obtain funding, the Company will be required to delay, reduce or eliminate some or all of its research and development programs, product expansion or commercialization efforts, or the Company may be unable to continue operations. Although management continues to pursue financing plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company, or at all.

Based on the Company’s limited amount of liquidity, recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, the need to raise additional capital to finance our near term and future operations, as of May 6, 2020, the issuance date of the Consolidated Financial Statements, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that these Consolidated Financial Statements are issued. Additionally, as discussed in Note 16, COVID-19 has had a negative impact on our operations and cash flows and is expected to have a material negative impact on the Company’s business, results of operations, financial position and liquidity.

The accompanying Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the Consolidated Financial Statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Some of the more significant estimates relate to the allowance for doubtful accounts, inventory valuation, stock-based compensation, long-lived and intangible assets impairment, annual goodwill impairment assessments, and income taxes including related valuation of deferred taxes.

Segments

The chief operating decision maker (“CODM”) for the Company is the Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operating results at a level below the consolidated unit level. Accordingly, the Company has determined that it has one reportable and operating segment.

The Company derives substantially all of its revenue from sales to customers in the United States. Revenue by geography is based on billing address of the customer. No single country outside the United States accounts for more than 10% of the total revenue during the periods presented. Long-lived assets held outside the United States are immaterial.

	Year Ended December 31,
(in thousands)	2019	2018
Domestic	$95,047	$89,940
International	869	812

Total Revenue	$95,916	$90,752

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit-quality financial institutions in bank deposits, money market funds, U.S. government securities and other investment grade debt securities that have strong credit ratings. Although the Company may deposit its cash and cash equivalents with multiple financial institutions, its deposits, at times, may exceed federally insured limits. The Company believes that maintaining its deposits at large, reputable regional or national banks mitigates any risks associated with these excess deposits.

Credit to customers is granted based upon an analysis of the customers’ individual credit worthiness. For the years ended December 31, 2019 and 2018, the Company recorded bad debt expense of $2.0 million and $1.4 million, respectively.

The table below provides a roll forward of activity in our allowance for doubtful accounts for the periods presented:

(in thousands)

	Beginning Balance	Charges to Income/Expense	Utilized/ Write Offs	Ending Balance
Year Ended December 31, 2018	$904	$1,588	$(568)	$1,924

Year Ended December 31, 2019	$1,924	$665	$(730)	$1,859

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

The Company’s customers are primarily hospitals, surgery centers and stocking distributors who supply such medical facilities. At December 31, 2018 and for the year then ended, the Company had no customers that accounted for more than 10% of accounts receivable or revenue.

For the year ended December 31, 2019, the Company had no customers that accounted for more than 10% of revenue. As of December 31, 2019, there was one customer with a receivable balance of $1.9 million, which was in excess of 10% of the outstanding accounts receivable balance at that date.

Revenue Recognition

The Company recognizes revenue from product sales in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that are determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company derives its revenues primarily from the sale of spinal surgery implants used in the treatment of spine disorders. The Company sells these products to three types of customers: (1) hospitals, (2) ambulatory surgery centers (“SCs”) and (3) stocking distributors (distributors that are the Company’s end-customer). The Company generates the majority of its revenue from the sale of inventory to hospitals and SCs (“surgical implant sales”) that is initially consigned to independent sales distributors (“sales distributors”) who then sell Spinal Elements’ products to the end customer. The sales distributors facilitate sales to hospitals/SCs (the Company’s end-customer for surgical implant sales), but the Company has determined that it is the principal as it is primarily responsible for fulfillment and acceptability, has inventory risk and has discretion in setting the price for the products, and therefore recognize revenue gross in those transactions. For these surgical implant sales, the Company recognizes revenue at the time the product has been used or implanted by the hospitals or SCs, which is when control is transferred to the customers, and all other revenue recognition criteria have been met. When the Company bills the hospitals or SCs, the unbilled revenue is then recorded as accounts receivable. The remainder of the Company’s revenue is generated from sales to stocking distributors, for which, the Company recognizes revenue upon shipment which is typically when control of the underlying product is transferred to the customer and all other revenue recognition criteria have been met.

For its sales to stocking distributors, provisions for product returns and other allowances are recorded, for product returns that are initiated and shipped back to the Company within 30 days, as a reduction to revenue in the period sales are recognized. The Company estimates the amount of sales returns and allowances that will eventually be incurred based on historical experience and current/forecasted performance. Historically, returns are generally not significant given the nature of the product and the 30-day return period. The Company offers a standard quality assurance warranty on its products. Warranty reserves were not material as of December 31, 2019 or December 31, 2018. There are no other forms of variable consideration such as discounts, rebates or volume discounts that the Company estimated to reduce its transaction price.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

The Company’s products fall under two broad product categories: 1) Featured Products and 2) Certain Legacy Products. The Company’s Featured Products are those the Company focuses its investments on instrument sets, marketing, research & development, and clinical expenses, as well as any future products under development. Certain Legacy Products are those the Company decided in 2018 to no longer actively market or invest in research & development or clinical expenses. The revenue and revenue trends of Featured Products and Certain Legacy Products are regularly reviewed by management to make key decisions including allocation of resources (investments as noted above) and discussed as part of other financial and investor presentations; these categories are the basis of management’s evaluation of the economic factors that affect the nature, amount, timing, and uncertainty of revenue and cash flows.

Cost of Goods Sold

Cost of goods sold includes all direct product costs, manufacturing costs and royalties on the sales of certain products. Depreciation expense is included in manufacturing costs for the year ended December 31, 2018 and for the period from January 1 to June 13, 2019 due to manufacturing that was previously performed at a facility in Marietta, GA. On June 13, 2019, the Company sold certain tangible assets associated with manufacturing capabilities at its Marietta, GA facility (as described in Note 3), therefore, for the period from June 13, 2019 to December 31, 2019, there was no depreciation expense included in manufacturing costs. Provisions for excess or obsolete inventory are also included in cost of goods sold.

Cash and Cash Equivalents

The Company considers all cash on deposit, money market accounts and highly-liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents.

Deferred Financing Costs

Deferred financing costs are amortized using the effective interest rate method over the term of the related debt. Amortization of deferred financing costs is included in Interest expense, net on the Consolidated Statements of Operations and was $0.6 and $0.5 million for the years ended December 31, 2019 and 2018, respectively. Debt issuance costs related to long-term debt are reported as a direct deduction from that debt. Debt issuance costs related to revolving lines of credit are included in Other assets.

Fair Value of Financial Instruments

The fair value of the Company’s financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1	Quoted prices in active markets for identical assets and liabilities;

Level 2

Observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3	Unobservable inputs reflecting management’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

The carrying amounts of the Company’s financial instruments, which primarily include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate their fair values due to their short maturities. The carrying value of the Company’s long-term debt also approximates fair value due to the variable interest rate. See Note 7, Long-Term Debt, for further discussion.

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost for manufactured inventory determined using standard costs which approximates the first-in, first-out (“FIFO”) method. Manufactured inventory consists of raw material, direct labor and manufacturing overhead cost components. Inventories purchased from third-party manufacturers are stated at the lower of cost or market using the FIFO method. The Company reviews the carrying value of inventory on a periodic basis for excess or obsolete items based on historical turnover and assumptions about future product demand, considering the current state of the product in relationship to support, promotion, and continuing supply, and by analyzing the current selling price for purposes of accounting for inventory at the lower of cost or net realizable value. If the Company determines the quantities exceed the estimated forecast, that an item is obsolete, or the expected net realizable value upon sale is lower than the currently recorded cost, the Company records a write-down, charged to cost of goods sold, to reduce the value of the inventory to its net realizable value and establishes a new cost basis. Any adjustments, as required, are included as a component of cost of goods sold.

The components of inventories are as follows:

	December 31,
(in thousands)	2019	2018
Finished goods	$24,278	$23,866
Work in process	—	1,859
Raw materials	2,093	1,091

	$26,371	$26,816

As of December 31, 2019, and 2018, consignment inventory held by hospitals, surgery centers and independent sales distributors where revenue recognition criteria have not yet been achieved was $21.9 and $18.9 million, respectively, and is included in finished goods.

Property and Equipment and Long-Lived Assets

Property and equipment, including surgical instrument sets and leasehold improvements, is stated at cost, less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term, between three to fifteen years. The cost of purchased spinal instrument sets which the Company consigns to hospitals and independent sales agents to support surgeries is initially capitalized as property and equipment with depreciation initiated when instruments are put together in a newly built set with spinal implants. For instruments that are used to replace damaged instruments in an existing set, depreciation is generally initiated in the month following acquisition of the replacement instrument.

Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recoverable. Factors the Company considers important which could trigger an impairment review include, but are not limited to, significant under-

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

performance relative to historical or projected future operating results, significant changes in the manner of its use of acquired assets or its overall business strategy, and significant industry or economic trends. When the Company determines that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, the Company first determines the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. If the asset’s carrying value exceeds undiscounted cash flows, the Company recognizes an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset. The Company has not recognized any impairment loss for any tangible long-lived assets for the years ended December 31, 2019 and 2018.

Intangible Assets

Intangible assets with a finite life consist of trade names, customer relationships, patented and unpatented technology, non-compete agreements, trademarks, and licenses. These amortizable intangible assets were recorded at estimated fair value in conjunction with the acquisition of Amendia, Inc. and Spinal Elements, Inc. These assets are amortized on a straight-line basis over a period of three to twenty years, which approximates the economic useful lives of the intangible assets to the Company. In determining the useful lives of intangible assets, the Company considers the expected use of the assets and the effects of obsolescence, demand, competition, anticipated technological advances, changes in surgical techniques, market influences and other economic factors. Customer relationships are amortized over the periods in which the Company expects to generate positive cash flows from identified relationships. For technology-based intangible assets, the Company considers the expected life cycles of products which incorporate the corresponding technology. Trademarks that are related to products are assigned lives consistent with the period in which the products bearing each brand are expected to be sold.

Intangible assets with a finite life are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, the Company makes an assessment of the recoverability of the net carrying value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the intangible asset over the remaining amortization period, the Company reduces the net carrying value of the related intangible asset to fair value. Amortization expense is included as a component of Selling, general and administrative expenses in the Consolidated Statements of Operations.

Goodwill

Goodwill represents the excess of purchase price over estimated fair value of net tangible and identifiable intangible assets acquired. Goodwill has an indefinite life, however, the Company tests goodwill for impairment annually as of December 31, or whenever events or changes in circumstances indicate that goodwill may be impaired. The Company initially assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount. If determined that it is more-likely-than-not the estimated fair value of a reporting unit is less than its carrying amount, the Company performs a quantitative assessment, whereby the fair value of reporting units is estimated using a combination of market earnings multiples and discounted cash flow

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

methodologies. However, under FASB Topic ASC 350 Intangibles—Goodwill and Other, entities have an unconditional option to bypass the qualitative assessment described in the preceding sentences for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. For both of the years ended December 31, 2019 and 2018, the Company has elected to bypass the qualitative assessment and performed a quantitative assessment for purposes of its goodwill impairment testing.

Estimating the fair value of reporting units requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth of the business, the useful life over which cash flows will occur and determination of the weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of estimated fair value and/or goodwill impairment. When evaluating whether goodwill is impaired, the Company compares the estimated fair value of each reporting unit to the carrying amount, including goodwill. If goodwill is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the reporting unit exceeds the estimated fair value.

For purposes of goodwill impairment testing, following the acquisition of Spinal Elements in 2017 and for the entirety of the year ended December 31, 2018, the Company determined that it had two reporting units, Amendia and Spinal Elements, which was consistent with their operating structure during that period. The assets and liabilities were assigned to the two reporting units at the date of the Spinal Elements acquisition based on their relative fair value using a combination of market earnings multiples and discounted cash flow methodologies. As of December 31, 2018, it was determined that goodwill related to the Amendia reporting unit was impaired and the Company recorded an impairment charge of $6.6 million (Note 5). The impairment was primarily due to revised projections for the Amendia reporting unit, which had not achieved the revenue growth and profitability originally anticipated at the acquisition date.

As discussed further in Note 3, in June 2019, the Company sold certain assets of its Marietta, GA manufacturing facility in connection with an internal reorganization launched to outsource the majority of its manufacturing to third-party contract manufacturers. This method of contract manufacturing is similar to how the Spinal Elements reporting unit is operated. As a result of these changes, the Company reevaluated its reporting units and has determined that it has only one reporting unit as of June 13, 2019. The Company assigned all of the remaining intangible assets and goodwill to the singular reporting unit. The Company completed a qualitative assessment of any potential impairment for its reporting unit at the date of the combination of the two reporting units and determined that no impairment existed. No further impairment charges were recognized as a result of the quantitative annual impairment assessment performed for the year ended December 31, 2019.

Lease Obligations

The Company evaluates each lease for classification as either a capital lease or an operating lease. The Company performs this evaluation at the inception of the lease and when a modification is made to a lease. For arrangements that are classified as capital leases, the Company records a capital asset for the leased equipment along with a corresponding capital lease obligation in an amount equal to the lesser of the present value of the minimum lease payments to be made over the life of the lease at the beginning of the lease term or the fair value of the leased property. Once placed in service, the capital asset is amortized on a straight-line basis as a charge to expense over the lesser of the lease term or the economic life of the leased property. Operating lease arrangements are recorded to expense as incurred on a straight-line basis.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

Research and Development

Research and development costs, including salaries, depreciation, stock-based compensation, consulting and other external fees, and facility costs directly attributable to research and development activities, are expensed as incurred. Research and development costs were approximately $6.0 million and $7.0 million for the years ended December 31, 2019 and 2018, respectively.

Advertising Costs

Advertising costs are expensed as incurred. The primary component of the Company’s advertising expenses is advertising in trade periodicals, trade shows, and advertising materials. Advertising costs were approximately $0.2 million and $0.3 million for the years ended December 31, 2019 and 2018, respectively, and are included as a component of Selling, general and administrative expenses in the Consolidated Statements of Operations.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws expected to be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is deemed more likely than not to be realized.

In the ordinary course of business, there may be transactions for which the ultimate tax outcome is uncertain. The Company assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is more likely than not to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position.

Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. The Company did not have any interest or penalties related to its uncertain tax positions for the years ended December 31, 2019 and 2018.

Redeemable Convertible Preferred Stock

In accordance with Accounting Series Release 268 Redeemable Preferred Stocks (“ASR 268”) and ASC Topic 480, Distinguishing Liabilities from Equity (“Topic 480”), equity instruments that have redemption features that are not solely within the control of the issuer are required to be classified outside of permanent equity, as temporary or mezzanine equity. The Company has two issuances of preferred stock, the Series A Preferred Stock (“Series A Stock”) and the Series B Preferred Stock (“Series B Stock”), collectively, the (“Redeemable Convertible Preferred Stock”) or (“Preferred Stock”). The Company’s Preferred Stock issuances contain an embedded put feature that is redeemable in the event of a deemed liquidation. The Company determined that a deemed liquidation is outside of the control of the Company, and therefore, the Preferred Stock is classified in mezzanine equity on the Company’s Consolidated Balance Sheets. Additionally, the Company

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

determined that a deemed liquidation is a contingent event that is not currently probable of occurrence. Therefore, the Preferred Stock is not required to be adjusted at each balance sheet date until a deemed liquidation is deemed probable and no adjustment has been made for the cumulative undeclared dividends on the preferred stock.

Stock-Based Compensation

Awards to employees have been granted with both service and performance conditions that affect vesting. Performance awards have been granted primarily to members of the Company’s sales organization and may be earned by meeting established individual sales targets. If the recipient meets the annual target, the awards vest over a service period following the performance period, generally four years. Service-based only awards have graded vesting features, usually over three- or four-year periods. For unvested awards with performance vesting features, the Company assesses the probability of the recipient attaining the performance trigger at each reporting period. Awards that are deemed probable of attainment are recognized in expense over the requisite service period of the grant, using a graded attribution model. Expense associated with service condition awards is recognized on a straight-line basis over the requisite service period.

The Company has also granted performance awards to non-employees. These awards have been granted to the Company’s distributors as a means of additional incentive to meet Company-determined annual sales targets. In addition to the performance vesting criteria based on individual sales targets, these awards have a graded service vesting period, pursuant to which the awards will vest in four separate installments over the one, two, three and four-year periods beginning on January 1 following the initial sales target year. For unvested awards with performance vesting features, the Company assesses the probability of the recipient attaining the performance trigger at each reporting period. Awards that are deemed probable of attainment are recognized in expense over the requisite service period of the grant, using a graded attribution model.

All stock-based compensation awards have a contractual life of 10 years and are recognized in the financial statements based on their grant date fair value. The fair value of each stock option award is estimated using an appropriate valuation method. The Company uses an option pricing method or a hybrid of the probability-weighted expected return method and the option pricing method to value its common stock. Each of these methods allocates the fair value of total equity to the various components of equity based on estimated liquidity events. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes, as well as the economic and control rights of each share class. This option pricing method first values the Company at the enterprise level, and then values breakpoints based on the liquidation preferences of the Redeemable Convertible Preferred Stock, the exercise prices of the options (for each equity component) and the conversion of Series B Stock to common shares. An allocation of total equity (enterprise value) is then performed to the various equity components based on the relative rights and privileges of the Series B Stock, Series A Stock, common stock and common stock options. The resulting value for the employee options is used for financial reporting purposes. The Company was assisted by independent valuation experts to apply the above models to calculate the fair value estimate.

Upon adoption of ASU 2016-09—Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Accounting, the Company has continued to estimate forfeitures. If the estimate of forfeitures exceeds the rate of pre-vesting cancellations, the Company records a true-up to ensure that expense is fully recognized for awards that have vested.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

Net Loss per Share of Common Stock

The computation of basic net loss per share of common stock (“EPS”) is based on the weighted average number of shares that were outstanding during the period, including shares of common stock that are issuable at the end of the reporting period. The computation of diluted EPS is based on the number of basic weighted-average shares outstanding plus the number of common shares that would be issued assuming the exercise of all potentially dilutive common stock equivalents. For purposes of the diluted net loss per share calculation, Redeemable Convertible Preferred Stock and common stock options are considered to be potentially dilutive securities.

To calculate the basic EPS numerator, income available to common stockholders must be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from income from continuing operations (if that amount appears in the income statement) and also from net income. If there is a loss from continuing operations or a net loss, the amount of the loss shall be increased by those preferred dividends. The outstanding Series A Stock and Series B Stock each have cumulative dividends, whether or not declared. Accordingly, the Company has reduced the numerator for basic EPS by deducting/(increasing) the amount of cumulative preferred dividend from net income/(loss) in each period presented. No dividends have been declared for the years ended December 31, 2019 or 2018.

The Series B Stock contains a contingent beneficial conversion feature based on the accumulation of dividends. When the beneficial conversion feature becomes in the money, the related increase in the intrinsic value of the feature will be included as a reduction of income available to common stockholders.

Because the Company has reported a net loss for the periods presented and Redeemable Convertible Preferred Stock and common stock options are anti-dilutive, diluted net loss per common share is the same as basic net loss per common share for the periods.

JOBS Act Accounting Election

As an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The Company has elected to take advantage of the extended transition period for adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

On January 1, 2019 the Company adopted ASU 2014-09, Revenue from Contracts with Customers. Refer to Note 2 for further information.

Statement of Cash Flows—In August 2016, the FASB issued ASU 2016-15 “Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments”. ASU 2016-15 provides guidance on the following eight specific cash flow classification issues: (1) debt prepayment or debt extinguishment costs; (2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; (3) contingent consideration payments

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

made after a business combination; (4) proceeds from the settlement of insurance claims; (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; (6) distributions received from equity method investees; (7) beneficial interests in securitization transactions; and (8) separately identifiable cash flows and application of the predominance principle. Current GAAP did not include specific guidance on these eight cash flow classification issues prior to this ASU. The amendments of this ASU are effective for reporting periods beginning after December 15, 2017 for public companies, and fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019 for private companies, with early adoption permitted. The Company adopted this guidance as of January 1, 2019. There was no material impact on the Company’s Consolidated Financial Statements as a result of adopting this guidance.

Compensation-Stock Compensation—In June 2018, the FASB issued ASU 2018-07, Improvements to Non-employee Share-Based Payment Accounting. ASU 2018-07 expands the scope of Topic 718, Compensation-Stock Compensation, to include share-based payments issued to non-employees for goods or services. Consequently, the accounting for share-based payments to non-employees and employees will be substantially aligned. ASU 2018-07 supersedes Subtopic 505-50, Equity-Equity-Based Payments to Non-Employees. The Company early-adopted this guidance as of January 1, 2019. There was an immaterial impact to the Company’s Consolidated Financial Statements as a result of adopting this guidance.

Recently Issued Accounting Standards Not Yet Effective

Leases—In February 2016, the FASB issued its new lease accounting guidance. Under the new guidance, ASU 2016-02, Leases (Topic 842), lessor accounting is largely unchanged. The new lease guidance simplifies the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Under the new guidance, lessees will be required to recognize a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control use of, a specified asset for the lease term for all leases (with the exception of short-term leases) at the adoption date. The new guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018 for public companies and beginning after December 15, 2019 for private companies. In October 2019 the FASB elected to extend the adoption date for private companies to fiscal years beginning on or after December 15, 2020. Early adoption is permitted for any interim or annual financial statements net yet issued. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing and operating leases) must apply a modified retrospective approach for all leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements and anticipates adopting the standard on January 1, 2021.

Compensation-Stock Compensation—In November 2019, the FASB issued ASU 2019-08, Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2019-08 requires that an entity measure and classify share-based payment awards granted to a customer by applying the guidance in Topic 718. The amount recorded as a reduction of the transaction price is required to be measured on the basis of the grant-date fair value of the share-based payment award in accordance with Topic 718. In 2019 we adopted the amendments in Update 2018-07, and we will adopt the amendments in this ASU for our fiscal year ended December 31, 2020 in accordance with the timing required in the ASU. The Company does not believe adoption of this standard will have a significant impact on the Consolidated Financial Statements. Any impact will be based on the level of share-based payment awards granted to a customer, if any.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

Accounting for Income Taxes— In December 2019, the FASB issued ASC 2019-12, Income Taxes (Topic 740), to simplify the accounting for income taxes. The new guidance changes various subtopics of accounting for income taxes including, but not limited to, accounting for “hybrid” tax regimes, tax basis step-up in goodwill obtained in a transaction that is not a business combination, intraperiod tax allocation exception to incremental approach, ownership changes in investments, interim-period accounting for enacted changes in tax law, and year-to-date loss limitation in interim-period tax accounting. The guidance is effective for fiscal years beginning on or after December 15, 2021, with early adoption permitted. The Company is currently evaluating this new guidance to determine the impact it may have on the Consolidated Financial Statements.

Fair Value Measurement—In August 2018, the FASB issued ASC 2018-13, Fair Value Measurement (Topic 820),that modifies certain disclosure requirements related to fair value measurement and adds disclosures relating to changes in unrealized gains and losses in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2019. Implementation on a prospective or retrospective basis varies by specific disclosure requirement. Early adoption is permitted. The standard also allows for early adoption of any removed or modified disclosures upon issuance of this update while delaying adoption of the additional disclosures until the effective date. The Company is currently evaluating this new guidance to determine the impact it may have on the Consolidated Financial Statements.

2. Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The new standard provides a five-step approach to be applied to all contracts with customers. The new standard also requires expanded disclosures about revenue recognition. The new standard as amended by ASU 2015-14, ASU 2016-10 and ASU 2016-12, was effective for the Company beginning on January 1, 2019. The Company adopted the new standard using the modified retrospective method under which the cumulative effect of initially applying the new guidance to open contracts as of December 31, 2018 is recognized as an adjustment to the opening balance of retained earnings as of January 1, 2019. The Company performed its assessment of the impact of this new standard on its financial statements. In assessing the impact, the Company outlined all revenue streams, and considered the five steps outlined in the standard for its sales of spinal fusion devices and related products, from which substantially all the Company’s revenue is generated. The Company analyzed the impact of this new standard on all revenue streams and on all open contracts with customers, including by reviewing contracts and current accounting policies and practices to identify differences that would result from applying the requirements under the new standard. Based on the Company’s analysis of open contracts as of December 31, 2018, the adoption of this guidance did not have a material impact on the Company’s financial statements, including its opening balance sheet at the date of initial application, as the timing of revenue recognition under the new standard is not materially different from the Company’s previous revenue recognition policy.

For surgical implant sales, the Company recognizes revenue at the time the product has been used or implanted by the hospitals or SCs, which is when control is transferred to the customers, and all other revenue recognition criteria have been met. The remainder of the Company’s revenue is generated from sales to stocking distributors, for which the Company recognizes revenue upon shipment which is typically when control of the underlying product is transferred to the customer and all other revenue recognition criteria have been met.

The Company made an accounting policy election to account for shipping and handling activities (which is only applicable to its sales to stocking distributors as shipping and handling is not applicable for its sales to

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

hospitals and SCs) as fulfillment activities. As such the Company does not evaluate shipping and handling as promised services to its customers. For the year-ended December 31, 2019, the Company had no deferred contract costs recorded as the Company’s shipping and handling costs do not meet the criteria for capitalization in accordance with ASC 340-40, and the costs to obtain a contract were expensed as incurred in accordance with the practical expedient the Company elected which permits an entity to expense these costs as incurred when the amortization period is one year or less. Shipping and handling costs are recorded in cost of goods sold.

A portion of the Company’s revenue represents a contract asset as the Company has performed at the time the surgery occurs, but it does not have an unconditional right to payment until the receipt of a purchase order subsequent to surgery. The Company’s contract assets generally remain as such, until the point at which the purchase order is issued and the contract asset becomes an account receivable. As of December 31, 2019, the contract assets balance for these unbilled receivables was $2.8 million and is included in Unbilled receivables in the accompanying Consolidated Balance Sheets. Unbilled accounts receivable as of December 31, 2018, as accounted for under the prior revenue standard, was $2.1 million and is included in Prepaid expenses and other assets in the accompanying Consolidated Balance Sheet for 2018. The Company periodically evaluates its contract assets for impairment consistent with its accounts receivables (which in substance is what the contract asset represents) and records an impairment if the carrying value of the asset recognized exceeds the remaining amount of consideration the Company expects to be entitled to.

The Company’s accounts receivable generally have net 30-day payment terms and consideration is usually received in accordance with the payment terms of the contract. Accordingly, the Company does not provide significant financing to its customers as defined in ASC 606. As of December 31, 2019, accounts receivable related to sales of products were $17.0 million. For the year ended December 31, 2019, the Company had no contract liabilities.

The Company has elected to expense certain costs of obtaining a contract relating to commission costs paid to third-party sales distributors under the practical expedient available under ASC 340-40-25-4 because the amortization period for such costs would be one year or less.

Although the Company evaluates financial performance and makes resource allocation decisions based upon the results of its single operating and reportable segment, management believes revenues by product category best depicts how the nature, amount, timing and certainty of the Company’s net sales and cash flows are affected by economic factors.

	Year Ended December 31,
(in thousands)	2019	2018
Product Category
Featured products	$82,978	$71,388
Certain legacy products	12,938	19,364

Total Revenue	$95,916	$90,752

3. Sale of Assets

In June 2019, the Company decided to outsource its product manufacturing at its Marietta, GA facility to a third-party contract manufacturer similar to the process used at its Spinal Elements location. Accordingly, the

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

Company entered into a definitive sale and purchase of assets agreement (“Sale Agreement”) for the divesture of substantially all of its tangible property in connection with the operation of its Marietta, GA facility for $2.4 million, less $0.9 million for credits related to the payoff of equipment liens. As a result, the Company recorded a loss of approximately $1.0 million on tangible property with a total net book value of $2.5 million plus an additional $0.3 million loss related to transaction expenses and the carrying value of certain raw materials included in the Sale Agreement. The assets sold are not inclusive of medical products inventory (components and unfinished inventory), which was retained and transferred to the Spinal Elements location.

In connection with the sale, the buyer entered into a sublease agreement with the Company for 48,848 square feet of the total 87,248 total square foot facility. The original facility lease and sublease with the buyer both expire on May 31, 2022. Leasehold improvements with a carrying value of approximately $0.6 million relating to the Marietta, GA facility have been written off as of June 2019 and are included in (Gain) loss on disposal of assets in the Statement of Operations for the year ended December 31, 2019.

4. Property and Equipment, Net

The components of property and equipment as of December 31, 2019 and 2018 are as follows:

(in thousands)	Estimated Useful Life (Years)	2019	2018
Instrument sets	3-4	$26,548	$21,320
Software	3-7	1,292	1,292
Leasehold improvements	Lesser of useful life	295	919
	or lease term
Machinery and equipment	5-7	890	6,222
Furniture and fixtures	3-5	557	693
Computer equipment	3	254	254

		29,836	30,700
Accumulated depreciation and amortization		(19,368)	(15,495)

Property and equipment, net		$10,468	$15,205

For the years ended December 31, 2019 and 2018, depreciation expense is included in the Consolidated Statements of Operations as follows:

	Year Ended December 31,
(in thousands)	2019	2018
Cost of goods sold	$362	$810
Research and development	90	167
Selling, general and administrative	6,051	7,043

Total depreciation expense	$6,503	$8,020

5. Goodwill and Intangibles, Net

The Company obtained certain intangible assets through the Amendia and Spinal Elements acquisitions. These intangible assets were recorded at their estimated fair values. Costs related to customer relationships are

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

amortized over the period and pattern of economic benefit that is expected from the client relationships, generally seven years, and other intangibles are being amortized on a straight-line basis over their expected useful life of three to twenty years, from the date of acquisition. For technology based intangible assets, the Company considers the expected life cycle of products which incorporate the corresponding technology.

As discussed in Note 3, the Company made the decision in October 2018 to outsource its product manufacturing at its Marietta, GA facility to a third-party contract manufacturer. Accordingly, the Company evaluated the ongoing value of certain manufacturing technology associated with the facility. Based on this evaluation, the Company reassessed the remaining useful life of technology intangible assets related to the manufacturing process with a gross carrying value of approximately $4.6 million at October 2018 and reduced the remaining useful life of such intangibles from 9.5 years to 8 months. In addition, during the year ended December 31, 2019, the Company reassessed the remaining useful lives of certain technology intangible assets for patents associated with Certain Legacy Products, such that the entire remaining carrying values of $1.0 million as of December 31, 2018 were recognized as accelerated amortization in 2019.

The components of other intangibles as of December 31, 2019 and 2018 are as follows:

	2019				2018
(in thousands)	Weighted Average Remaining Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Other intangible assets
Spinal Elements trade name	17.3	$2,275	$(303)	$1,972	$2,275	$(190)	$2,085
Customer relationships	3.5	16,850	(8,581)	8,269	16,850	(6,174)	10,676
Technology	6.0	35,869	(17,651)	18,218	35,869	(10,018)	25,851
Noncompete agreements	N/A	2,200	(2,200)	—	2,200	(1,959)	241
Trademarks	5.7	8,320	(3,418)	4,902	8,320	(2,362)	5,958
Licenses	4.6	1,500	(758)	742	1,500	(547)	953

Total intangibles		$67,014	$(32,911)	$34,103	$67,014	$(21,250)	$45,764

For the years ended December 31, 2019 and 2018, amortization expense related to acquired intangible assets was $11.7 million and $9.4 million, respectively.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

Future amortization expense for intangible assets subject to amortization is:

(in thousands)	Amount
Year
2020	$6,881
2021	6,758
2022	6,478
2023	4,845
2024	3,932
Thereafter	5,209

$34,103

The changes in the carrying amounts of goodwill for the years ended December 31, 2019 and 2018 are as indicated below.

(in thousands)	Gross Carrying Value	Accumulated Impairment	Net Carrying Value
Balances, December 31, 2017	$93,007	$(72,215)	$20,792
Impairment of Amendia, Inc. goodwill	—	(6,611)	(6,611)

Balances, December 31, 2018	$93,007	$(78,826)	$14,181

Balances, December 31, 2019	$93,007	$(78,826)	$14,181

6. Accrued Expenses

The components of accrued expenses as of December 31, 2019 and 2018 are as follows:

(in thousands)	2019	2018
Accrued commissions and royalties	$6,145	$6,022
Sales tax payable	2,622	1,907
Indemnification liability	1,420	1,420
Accrued compensation and related expenses	947	877
Other	2,528	2,233

	$13,662	$12,459

In connection with the Amendia acquisition in 2016, the Company acquired a litigation settlement due to the Amendia shareholders and established a related indemnification liability payable to the shareholders at the acquisition date. As of December 31, 2019, the Company has two remaining payments due in the amount of $0.7 million under the agreement with the final payment due April 1, 2020.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

7. Long-Term Debt

The balances of long-term debt as of December 31, 2019 and 2018 are shown below:

(in thousands)	2019	2018	Issue Date	Maturity Date	Interest Rate	Interest Payable
Original Term Loan	$65,653	$63,033	4/29/2016	4/13/2023	LIBOR + 5.0% (3)	Quarterly (1)
Original Revolver	21,480	20,622	4/29/2016	4/13/2022	LIBOR + 5.0% (3)	Quarterly (2)
LIFO Revolver	25,700	11,800	7/12/2018	12/31/2021	LIBOR + 5.0% (3)	Quarterly
Second Lien Purchase Note	25,543	22,447	4/29/2016	10/31/2023	LIBOR + 10.5% (4)	Quarterly (1)
Series A Junior Subordinated Notes	6,912	7,594	3/5/2018	3/5/2025	12%	At Maturity
Series C Senior Notes	390	669	3/5/2018	3/5/2025	12%	At Maturity

Principal outstanding subtotal	$145,678	$126,165
Less: Unamortized debt issuance costs	(1,325)	(1,668)

Total long-term debt	$144,353	$124,497

(1)	Payments deferred until December 31, 2021
(2)	Paid-in-kind interest due at maturity
(3)	Company’s election of LIBOR + 5% or Base Rate as defined below.
(4)	Company’s election of LIBOR + 10.5% or Second Lien Base Rate as defined below.

The future maturities of long-term debt as of December 31, 2019 are as follows:

(in thousands)	Amount
Year Ended December 31,
2020	$—
2021	38,236
2022	24,614
2023	75,526
2024	—
Thereafter	7,302

$145,678

As discussed below, certain credit facilities contain the option whereby the Company may elect to pay interest by increasing the principal amount of the note, referred to as paid-in-kind (“PIK”) interest. At December 31, 2019 and 2018, the following represents the amounts of PIK interest included above in the applicable credit facility.

(in thousands)	2019	2018
Original Term Loan	$4,540	$1,920
Original Revolver	1,480	622
Second Lien Purchase Note	5,543	2,447

Total PIK interest	$11,563	$4,989

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

Original Term Loan

In April 2016, in connection with the acquisition of Amendia, the Company entered into a credit agreement (together with the subsequent amendments and restatements described below, the “Credit Agreement”) comprised of a $50.0 million term loan maturing on April 29, 2022 (as amended and restated the “Term Loan”), a $6.0 million delayed draw term loan maturing on April 29, 2022 and a $15.0 million revolving line of credit (the “Original Revolver”) which expires on April 29, 2021. Principal payments were due in quarterly amounts of $0.3 million, increasing to $0.6 million in July 2018 through maturity. The Original Term Loan and Original Revolver bear interest at LIBOR + 5% subject to a 1% LIBOR floor. The interest rate for the loans was originally calculated as, at the Company’s option, either (a) LIBOR determined by reference to the costs of funds for Eurodollar deposits for a three-month period (“LIBOR Rate Loan”) plus the applicable margin of 5% with a floor of 1%, or (b) a base rate determined by reference to the highest of (i) the prime rate published by The Wall Street Journal (ii) the Federal Funds rate plus .50% per annum, and (iii) one-month LIBOR plus the excess of the applicable margin for Libor Rate Loans over the applicable margin for Base Rate Loans, plus the applicable margin of 4% (“Base Rate”) and was payable on each interest payment date, at least quarterly, in arrears. In addition, the Credit Agreement required the Company to pay an unused commitment fee of .50% under the Original Revolver. The Credit Agreement is secured by substantially all the property and assets of the Company. The Credit Agreement provides for financial covenants including a maximum capital expenditures limit, leverage ratio and fixed charge coverage ratio, each of which becomes more restrictive over time. In addition, the Credit Agreement includes cross-default provisions related to Company’s payment of principal and events of default under the Second Lien Purchase Note discussed further below. Since origination, the Credit Agreement has been amended and restated as follows:

Amendment and Restatement dated as of April 13, 2017

In connection with the acquisition of Spinal Elements, the Credit Agreement was amended and restated to increase the balance of the Term Loan to $62.7 million through the rollover of the $2.6 million balance on the delayed draw term loan and $11.1 million balance on the Original Revolver. The maturity date of the Term Loan was also extended to April 13, 2023. In addition, the required quarterly principal payments on the Original Term Loan were increased by approximately 25%. The Borrowing Capacity on the Original Revolver was increased to $20 million and the maturity date was extended to April 13, 2022. Under the amendment, each of the financial covenants was modified.

2018 Debt Amendment and Forbearance Agreement dated as of July 12, 2018

In July 2018, we defaulted under the Credit Agreement through our failure to pay principal and interest. Following this event of default, the Company entered into a forbearance agreement and amendment to Credit Agreement (the “Forbearance Agreement”) under which the payment of principal and interest was deferred until the earlier of a termination event, as defined in the agreement, or June 30, 2020. The Forbearance Agreement also included a paid in-kind (“PIK”) interest option under which the Company may elect to pay interest of up to 4.1% per annum on the Original Term Loans in-kind by adding the amount of the applicable accrued interest to the outstanding principal. Additionally, a second revolving credit facility (the “LIFO Revolver”) with an expiration date of June 30, 2020 was added to the Credit Agreement. The interest rate, collateral, and covenant requirements on the LIFO Revolver are the same as the Original Term Loan and Original Revolver with the exception that the LIFO Revolver is guaranteed by the Company’s majority shareholder. Under the Forbearance Agreement, the financial covenants were modified and the applicable measurement periods for the financial covenants were delayed such that the earliest covenant calculation was not due until September 2019.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

In accordance with ASC 470-50, Debt: Modifications and Extinguishments, the amendment was determined to be a modification and the third-party costs of $0.5 million were charged to expense and are included in Selling, general and administrative expenses in the Statement of Operations for the year ended December 31, 2018. No lender fees were incurred in connection with the Forbearance Agreement.

Amendment and Restatement dated as of June 20, 2019

On June 20, 2019, the Company entered into a first amendment to the Forbearance Agreement and a fifth amendment to the Credit Agreement (“Amended Forbearance Agreement”). The Amended Forbearance Agreement extended the forbearance period to December 31, 2021, increased the borrowing capacity of the LIFO Revolver by $15 million and extended the PIK interest option on the Term Loans to June 2021. In addition, in connection with the Amended Forbearance Agreement, the majority shareholder agreed to guarantee the additional LIFO Revolver commitment. The requirement to pay accumulated PIK interest was also extended to December 31, 2021. Under the Amended Forbearance Agreement, the financial covenants were modified and the applicable measurement periods for the financial covenants were delayed such that the earliest covenant calculation was not due until June 2020.

In accordance with ASC 470-50, Debt: Modifications and Extinguishments the amendment was determined to be a modification and the Company expensed $0.3 million of third-party costs which are included in Selling, general and administrative expenses in the Statement of Operations for the year ended December 31, 2019.

Second Lien Purchase Note

In April 2016, the Company entered into a Second Lien Note Purchase Agreement (as amended and restated the “Second Lien Note”) for a $20.0 million term loan, with an original maturity date of October 31, 2022. Interest is payable quarterly based on an annual rate of LIBOR + 10.5% and includes a 1% PIK interest option that must be elected on a quarterly basis. The Company also has the option to borrow at the Base Rate similar to the terms of the Original Term Loan plus an applicable margin of 9.5% (“Second Lien Base Rate”). The Second Lien Note is secured by substantially all the property and other assets of the Company. The Second Lien Note provides for certain financial covenants including a leverage ratio and fixed charge coverage ratio, for which the Company has received waivers through 2021. Since origination, the Second Lien Note has been amended and restated as follows:

Amendment and Restatement dated as of April 13, 2017

The Second Lien Note was amended in conjunction with the acquisition of Spinal Elements to extend its maturity date to October 31, 2023. Under the amendment, each of the financial covenants were modified.

Amendment and Restatement dated as of July 12, 2018

In connection with the Company’s default on the Credit Agreement, the Second Lien Note was amended and restated to allow for all interest from the date of the amendment through June 30, 2020 to be paid in-kind. Under the amendment, the financial covenants were modified and the applicable measurement periods for the financial covenants were extended such that the earliest covenant calculation was not due until September 2019. The Company expensed an immaterial amount of third-party costs related to this amendment which are included in Selling, general and administrative expenses in the Statement of Operations for the year ended December 31, 2018.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

Amendment and Restatement dated as of June 20, 2019

In connection with the Company’s Fifth Amendment to the Credit Agreement, the Second Lien Note was amended and restated to extend the paid-in-kind interest provision from the date of the Fifth Amendment through December 31, 2021. Under the amendment, the financial covenants were modified and the applicable measurement periods for the financial covenants were extended such that the earliest covenant calculation was not due until March 2021. The Company expensed $0.1 million of third-party costs related to this amendment which are included in Selling, general and administrative expenses in the Statement of Operations for the year ended December 31, 2019.

Series A Junior Subordinated Notes

In March 2018, as part of the restructuring described in Note 9, the Company issued $7.6 million of Series A junior subordinated notes payable (“Series A Notes”) in exchange for certain physician-owned Series A Stock based on a ratio of $1.2819 of principal per share held and certain common stock based on a ratio of $1.00 of principal per share held. The exchange of the shares was treated as an extinguishment of the preferred shares, with the difference between the fair value of the debt and the carrying value of the shares of approximately $0.4 million being charged to Additional paid-in capital as a deemed dividend. The notes payable bear interest at 12% per annum and the principal amount and all accrued interest is due and payable March 5, 2025. At December 31, 2019 and 2018, accrued interest was $1.5 million and $0.8 million, respectively, and is included in Other long-term liabilities in the accompanying Consolidated Balance Sheets.

In March 2019 and April 2019 two Series A noteholders exchanged their notes with principal balances of $0.4 million and $0.2 million, respectively, for 341,680 and 190,342 shares, respectively, of the Company’s Series A Stock. The notes exchanged were owned by non-physicians who had purchased such notes from the physician owner prior to the exchange.

Series C Senior Notes

In March 2018, as part of the restructuring transaction described in Note 9, the Company issued $0.7 million of Series C senior notes payable (“Series C Notes”) in exchange for certain physician-owned Series B Stock based on a ratio of $1.1119 of principal per share held. The exchange of the shares was treated as an extinguishment of the preferred shares, with the difference between the fair value of the debt and the carrying value of the shares of approximately $0.1 million being charged to Additional paid-in capital as a deemed dividend. The notes payable bear interest at 12% per annum and the principal amount and all accrued interest is due and payable March 5, 2025.

In March 2019 a Series C noteholder exchanged their note with a principal balance of approximately $0.3 million for 250,711 shares of the Company’s Series B Stock. The note exchanged was owned by a non-physician who had purchased such note from the physician owner prior to the exchange.

8. Common Stock

The Company has 255,000,000 shares of common stock authorized under its Certificate of Incorporation. Holders of common stock are entitled to one vote for each share held on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. Holders of preferred stock vote together with the holders of common stock as one single class.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

Shares of common stock do not have redemption rights. Upon liquidation, holders of common stock are entitled to receive a pro rata share of the Company’s remaining assets available for distribution after amounts paid to creditors and holders of preferred stock.

On March 5, 2018, a majority of voting stockholders agreed to affect a restructuring of the Company. The restructuring represented an exchange of physician-owned equity for debt securities Under the agreement, 5,613,468 shares of common stock, $0.001 par value per share, exchanged for Series A Junior Subordinated Note with principal amount of $1.00 per share, as discussed further in Note 7.

9. Redeemable Convertible Preferred Stock

The Redeemable Convertible Preferred Stock is classified as temporary equity because the shares can be redeemed upon the occurrence of certain change in control events that are outside the Company’s control, including certain mergers or sale or transfer of the Company (each such event a “Deemed Liquidation Event”). As of December 31, 2019 and 2018, the preferred shares are recorded at their initial carrying value as a Deemed Liquidation Event is not currently considered probable. If a Deemed Liquidation Event becomes probable in the future, the Company will recognize changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at the end of each reporting period.

Series A Preferred Stock

Dividends

From and after the date of issuance, any shares of Series A Stock accrue dividends at an annual rate of $0.12 per share, accruing daily, payable when and if declared by the Board of Directors or at the time of conversion or redemption. At December 31, 2019 and 2018, no dividends have been declared and the cumulative unpaid dividends on Series A Stock were approximately $0.8 million and $0.5 million, respectively.

Redemption

The Company has the option to redeem the Series A Stock at a price of $1.06 per share, plus accrued and unpaid dividends at any time with forty (40) days’ prior notice.

Voting Rights and Conversion Features

The holders of the Series A Stock are entitled to 0.5 vote per share of Series A Stock held on any matter presented for a vote of the shareholders at any meeting of the stockholders of the Company. The Series A Stock was convertible at the holders’ option until October 1, 2017. In 2017 a stockholder converted 6,000,000 shares of Series A Stock into 3,000,000 shares of common stock. As discussed further in Note 14, the accrued dividends due to the stockholder upon conversion were not settled until 2019. The unpaid dividends are recorded as part of accrued expenses as of December 31, 2018.

Liquidation Preference

In the event of a liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, the Series A Stock will hold a liquidation preference to the common stock of the Company. The payment of the liquidation preference will be $1.06 per share plus any accrued and unpaid dividends. If upon liquidation or

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

Deemed Liquidation the assets of the Company are not sufficient to pay the holders of the Series A Stock the amount to which they are entitled, the holders of the Series A Stock shall share ratably in any distribution of the assets in proportion to the amounts to which they would otherwise be entitled.

Activity

At December 31, 2019 and 2018, there were 2,222,022 and 1,690,000 shares of Series A Stock outstanding, respectively. Activity in Series A Stock for 2019 and 2018 is detailed below:

•	As discussed in Note 7, in 2019, certain Series A Junior Subordinated non-physician noteholders exchanged notes with a fair value of approximately $0.8 million for 532,022 shares of Series A Stock.

•

As discussed above, on March 5, 2018, the Company restructured its capital structure and exchanged 1,545,000 shares of Series A Stock, held by its physician-group stockholders, for a Series A Junior Subordinated Note with a principal amount of $1.2819 per share.

•	The Company repurchased 50,000 shares of Series A Stock in 2018 as discussed in Note 14.

Series B Preferred Stock

Dividends

From and after the date of issuance, any shares of Series B Stock accrue dividends daily at an annual rate of 12%, cumulative, compounding quarterly, with accumulated and unpaid dividends increasing the original issue price. In addition, Series B Stock participates in any discretionary dividends on an as-converted basis with common stock. Dividends are only payable in cash when and if declared by the Board of Directors. At December 31, 2019 and 2018, no dividends have been declared and the cumulative unpaid dividends on Series B Stock were approximately $20.5 million and $12.2 million, respectively.

Voting Rights and Conversion Features

The holders of the Series B Stock are entitled to one vote per share of Series B Stock held on any matter presented for a vote of the shareholders at any meeting of the stockholders of the Company. In addition, at any time, a holder may convert, at the option of the shareholder, each share of Series B Stock into such number of fully paid and non-assessable shares of common stock at an initial conversion rate of 1:1 that will adjust for accumulated unpaid dividends and certain dilutive events. Upon the vote or written consent of the holders of a majority of the then outstanding shares of Series B Stock, all outstanding shares will automatically be converted at the then effective conversion price.

Liquidation Preference

In the event of a liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, the Series B Stock will hold a liquidation preference senior to the both the Series A Stock and the common stock of the Company. The payment of the liquidation preference will be at the higher amount of (i) the original issue price of the Series B Stock, adjusted for any accrued and unpaid dividends whether or not declared and any other dividends declared but unpaid and (ii) the amount per share to which the holders had been entitled had the Series B Stock been converted to common stock immediately prior to the liquidation or Deemed Liquidation. If upon the liquidation or Deemed Liquidation the assets of the Company are not sufficient to pay the holders of the Series B Stock to the amount they are entitled, the holders of the Series B Stock shall share ratably in any distribution of the assets in proportion to the amounts to which they would otherwise be entitled.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

Activity

At December 31, 2019 and 2018, there were 54,948,945 and 54,698,234 shares of Series B Stock outstanding, respectively. Activity in Series B Stock for 2019 and 2018 is detailed below:

•	As discussed in Note 7, in 2019, a Series C Senior Subordinated non-physician noteholder exchanged a note with a fair value of approximately $0.3 million for 250,711 shares of Series B Stock.

•

Also, as discussed above, on March 5, 2018, the Company restructured its capital structure and exchanged 601,482 shares of Series B Stock, held by its physician-group stockholders, into a Series C Senior Notes Payable with a principal amount of $1.1119 per share.

Preferred Shares Restructuring

On March 5, 2018, a majority of voting stockholders agreed to affect a restructuring of the Company. The restructuring represented an exchange of physician-owned equity for debt securities to ensure a competitive, long-term relationship for the Company with its customers who would not conduct business with “physician-owned distributors”. Under the agreement, each share of common stock, Series A Stock and Series B Stock held by or for the benefit of a practicing medical physician was exchanged for subordinated notes payable as follows:

•	5,613,468 shares of common stock, $0.001 par value per share, exchanged for Series A Junior Subordinated Note with principal amount of $1.00 per share

•	1,545,000 shares of Series A Stock, $0.001 par value per share, exchanged for Series A Junior Subordinated Note with principal amount of $1.2819 per share

•	601,482 shares of Series B Stock, $0.001 par value per share, exchanged for Series C Senior Note with principal amount of $1.119 per share

A dividend of $0.4 million was recorded related to the exchange of physician-owned equity described above. As these dividends were previously reflected in undeclared cumulative dividends in prior periods, there was no impact to EPS at the time of the exchange.

10. Stock-Based Compensation

In 2016, we adopted the KAMD Holdings, Inc. Equity Incentive Plan, which was subsequently amended and restated as of April 13, 2017 (the “Plan”). The Plan is administered by our Board of Directors. Under the Plan, the Board may grant awards for the issuance of up to an aggregate of 21,000,000 shares of common stock in the form of non-qualified stock options and incentive stock options. The exercise price of a share subject to a stock option may not be less than the fair market value of a share of the Company’s common stock with respect to the grant date of such stock option. Options granted under the Plan may be subject to vesting acceleration in connection with a “Covered Transaction,” as defined in the Plan. Options granted under the Plan may be granted to both employees as well as non-employees.

The Company has issued stock options to both employees and non-employee distributors. Awards to employees have both service-based and performance-based vesting. The performance awards have been granted to employees in the sales organization with attainment of individual revenue targets driving the vesting. Non-employee distributors have also received awards with performance conditions based on their individual revenue targets.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

The following summarizes stock option activity for the Company for the year ended December 31, 2019:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2018	13,352,500	$1.00	$—
Granted	4,455,000	1.00	—
Exercised	—	—	—
Forfeited	(2,807,500)	1.00	—

Outstanding at December 31, 2019	15,000,000	$1.00	$2,100,000

Exercisable, December 31, 2019	8,513,056	$1.00	$1,191,828
Options eligible to vest	6,486,944	$1.00	$908,172
Options expected to vest	4,876,400	$1.00	$682,696

The table above includes a summary of all option activity in the period presented. Specifically as it relates to awards to non-employee distributors, there were no options outstanding at the beginning of the period and 1,780,000 options were granted during the year ended December 31, 2019. These awards all have an exercise price of $1.00. The non-employee awards were granted out of the money and therefore had no intrinsic value at the grant date, but had an aggregate intrinsic value of $0.1 million as of December 31, 2019. Of the non-employee awards, 1,260,000 awards were forfeited during the year, none are exercisable, and 520,000 are expected to vest as of December 31, 2019. Expense for the year ended December 31, 2019 was $34 thousand for awards to non-employee distributors.

Exercisable options as of December 31, 2019 have a weighted-average remaining contractual term of 7.16 years. Options expected to vest as of December 31, 2019 have a weighted-average remaining contractual term of 8.32 years. The weighted average grant date fair value of options granted during the years ended December 31, 2019 and 2018 was $0.13 and $0.03, respectively.

The grant date fair value of the options is determined using an option pricing model, or a hybrid of a PWERM and option pricing model. The assumptions that were used in estimating the grant date fair value of stock options under the option pricing method for each of the years ended December 31 were as follows:

	2019	2018
Expected stock price volatility (1)	50.1%	62.6%
Risk-free interest rate (2)	1.6%	2.5%
Expected annual dividend yield (3)	0.0%	0.0%
Expected term (years) (4)	1.5	3.8

(1)	Based on the median stock price volatility for peer public companies over a historic timeframe similar to the expected term, with adjustments for differences in size and capital structure.
(2)	Based on the U.S. Treasury yield curve in effect as of the valuation date.
(3)	We have not paid and do no currently anticipate paying a cash dividend on our common stock.
(4)	The expected term represents management’s estimated time to a liquidity event as of the valuation date.

For the years ended December 31, 2019 and 2018, the Company recorded $0.5 million and $0.6 million of stock-based compensation expense, respectively. As of December 31, 2019, there was approximately $0.3 million of total unrecognized compensation cost related to stock-based compensation arrangements

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

outstanding. The weighted average period over which the remaining compensation cost will be recognized as of December 31, 2019 is 1.33 years.

11. Commitment and Contingencies

Legal Matters

The Company from time to time is involved in legal matters incidental to the conduct of its business. In the opinion of management, there are no claims outstanding that would have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Capital Leases

As of December 31, 2018, the Company had recorded a total of $0.9 million of capital leases, of which $0.4 was classified as current. At December 31, 2019, the Company had no capital leases outstanding.

Operating Leases

The Company leases office and manufacturing space under non-cancelable operating leases that expire between 2020 and 2022. Many of the leases contain renewal options and escalation clauses that require payments of additional rent in the event of qualifying increases in the related operating costs of the facility. The charge to rent expense for all operating leases, net of sublease income for the Marietta, GA facility (Note 3) of $0.2 million in 2019, was $1.6 million and $1.7 million, respectively, for the years ended December 31, 2019 and 2018.

The aggregate future minimum lease payments and expected sublease receipts under all operating leases as of December 31, 2019 are as follows:

(in thousands)	Payments	Sublease Income
Year
2020	$1,124	$(364)
2021	637	(369)
2022	243	(155)

	$2,004	$(888)

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

12. Income Taxes

The income tax provision (benefit) consists of the following for the years ended December 31, 2019 and 2018:

(in thousands)	2019	2018
Current tax expense (benefit)
Federal	$(4)	$(89)
State	70	59

Total current expense (benefit)	66	(30)

Deferred tax expense (benefit)
Federal	4	(474)
State	—	(46)

Total deferred expense (benefit)	4	(520)

Total income tax expense (benefit)	$70	$(550)

The Company’s income tax expense differs from the amount of income taxes at the federal and state statutory rates for the years ended December 31, 2019 and 2018 as follows:

(in thousands)	2019	2018
Federal income tax benefit at statutory federal rate	$(8,982)	$(9,725)
State income tax benefit, net of federal taxes	(1,195)	(2,106)
Permanent differences—goodwill impairment	—	1,238
Permanent differences—other	218	181
Uncertain tax positions	(81)	(24)
Other	(232)	(114)
Valuation allowance	10,342	10,000

Total income tax benefit expense (benefit)	$70	$(550)

The income tax effect of temporary differences that give rise to significant portions of the Company’s deferred income tax assets and liabilities as of December 31, 2019 and 2018 is presented below:

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

(in thousands)	2019	2018
Deferred income tax assets
Net operating loss carryforward	$17,225	$13,084
Reserves and accruals	5,815	5,966
Interest expense	5,232	2,144
Capitalized inventory costs	508	373
Charitable contributions	329	299
Stock compensation	133	130
Goodwill	2,788	3,029
Research and development credits	1,243	909
Deferred rent	20	63
Property and equipment	191	—
Alternative minimum tax credit	—	4

Total deferred income tax assets	33,484	26,001
Valuation allowance	(31,108)	(20,475)

Total deferred income tax assets, net of valuation allowance	2,376	5,526

Deferred income tax liabilities
Intangibles	(2,376)	(4,413)
Property and equipment	—	(946)
Inventory basis difference	—	(163)

Total deferred income tax liabilities	(2,376)	(5,522)

Deferred tax asset (included in Other assets)	$—	$4

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods at which time those temporary differences become deductible. In making our valuation allowance determinations, management considers all available evidence, positive and negative, affecting specific deferred tax assets, including the scheduled reversal of deferred income tax liabilities, projected future taxable income, the length of carry-back and carry-forward periods, and tax planning strategies in making this assessment. The following details the activity in our valuation allowance for the years ended December 31, 2019 and 2018:

(in thousands)	Beginning Balance	Additions	Amounts Utilized	Ending Balance
Year Ended December 31, 2018	$8,826	$11,649	$—	$20,475

Year Ended December 31, 2019	$20,475	$10,633	$—	$31,108

Certain of our deferred tax assets relate to federal and state net operating losses and credits. As of December 31, 2019, the Company has net operating loss carryforwards for Federal and State income tax purposes of approximately $69 million and $38 million, respectively, which are available to offset future taxable income, subject to any Section 382 limitations. A portion of the federal and state net operating losses have an indefinite carry-forward period but the majority of the net operating losses will expire between 2020 and 2038.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2019 and 2018 is as follows:

(in thousands)	2019	2018
Balances at beginning of year	$673	$643
Increase related to current year tax positions	11	30

Balances at end of year	$684	$673

Unrecognized tax benefits at December 31, 2019 and 2018 included $0.7 million and $0.7 million for tax positions that, if recognized, would impact the effective tax rate. Such impact on the effective rate would be fully offset by recording additional valuation allowance resulting in no net income tax expense.

As of December 31, 2019 and 2018, the Company has $0.7 million and $0.2 million, respectively, in federal and state income tax receivables included in prepaid expenses and other current assets in the Consolidated Balance Sheets.

Our subsidiaries file federal and state income tax returns. In the normal course of business, we are subject to examination by taxing authorities. With the exception of one jurisdiction, we are no longer subject to federal, state and local income tax examinations for years prior to 2016.

13. Net Loss Per Share of Common Stock

The following table summarizes the computation of basic and diluted net loss per share for the years ended December 31, 2019 and 2018:

(in thousands, except share and per share data)	2019	2018
Numerator:
Net loss	$(42,840)	$(45,830)
Cumulative dividends on redeemable convertible preferred stock	(8,580)	(7,631)

Net loss attributable to common stockholders	$(51,420)	$(53,461)

Denominator:
Weighted average shares used to compute basic and diluted net loss per share	86,354,918	87,339,197

Net loss per share, basic and diluted	$(0.60)	$(0.61)

The Company’s potential dilutive securities, which include Redeemable Convertible Preferred Stock and common stock options, have been excluded from the computation of diluted net loss per share as the effect would be anti-dilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share of common stock is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at year-end, from the computation of diluted net loss per share of common stockholders for the periods presented because including them would have an anti-dilutive effect:

	2019	2018
Stock options	15,000,000	13,352,500
Redeemable Convertible Preferred Stock	57,170,967	56,388,234

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

14. Related Parties

Details of related party transactions material to the operations of the Company other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business, are set out below:

The majority shareholder has guaranteed all outstanding indebtedness under the Company’s LIFO Revolver as discussed in Notes 7 and 16.

In April 2017, the Company entered into a new royalty agreement with an executive of the Company (which terminated royalty obligations under a prior royalty agreement and a prior right of first refusal agreement), wherein the Company agreed to pay the executive a royalty on a product-by-product basis for certain proprietary information and inventions that were patented during his employment with pre-acquisition Spinal Elements. Under the agreement, the Company makes quarterly payments to the executive based on net sales of the products, at a royalty rate ranging from 3% to 5%. The royalty agreement and the obligation to pay royalties continues until expiration of the royalty term applicable to the product line containing such product. For the years-ended December 31, 2019 and 2018, total royalty payments to the executive were $0.3 million and $0.1 million, respectively.

The Company historically paid a quarterly management fee to the majority shareholder of $0.1 million, which was terminated following the quarter ended March 31, 2018.

In 2017 a stockholder converted 6,000,000 shares of Series A Stock into 3,000,000 shares of common stock. In connection with the conversion, the Company was obligated to pay the stockholder accrued dividends on the Series A Stock in the amount of approximately $1.0 million. At August 27, 2018, the stockholder owed the Company approximately $0.3 million relating to previous product purchases. Accordingly, the Company and the stockholder entered into an offset agreement whereby the Company’s dividend liability to the stockholder would be netted against the amount due from the stockholder resulting in a net liability to the stockholder of approximately $0.7 million. The liability was settled by the Company in 2019 and is included in accrued expenses in the Consolidated Balance Sheets at December 31, 2018.

During the year ended December 31, 2018, the Company repurchased 50,000 shares from a physician-stockholder for approximately $0.1 million. The repurchase was initiated by the Company similar to the restructuring discussed in Note 9 and the desire to maintain long-term relationships with customers who would not conduct business with “physician-owned distributors”.

15. Unaudited Pro Forma Information

The December 31, 2019 unaudited pro forma balance sheet has been prepared assuming the following transactions were undertaken in connection with the Company’s initial public offering (“IPO”): (i) the conversion of all the outstanding shares of Series B Stock into shares of common stock immediately prior to the completion of the IPO, and (ii) the redemption of all the outstanding Series A Stock in connection with the IPO. The Company intends to provide notice of redemption of the Series A Stock at the time of IPO, and such redemption amounts will be paid on the 40th day following the closing of the IPO in accordance with the required contractual notice period. The unaudited pro forma balance sheet does not include the shares to be sold and related proceeds to be received from the IPO.

The unaudited pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all the outstanding shares of Series B Stock into common stock immediately prior to the closing of

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

the IPO, and the redemption of all the outstanding Series A Stock in connection with the IPO, each as if such transactions had occurred at the earlier of the beginning of the period or the date of issuance, if later. The Company intends to provide notice of redemption of the Series A Stock at the time of the IPO, and such redemption amounts will be paid on the 40th day following the closing of the IPO in accordance with the required contractual notice period. The numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove the undeclared cumulative dividends that would have been earned for the period on the Redeemable Convertible Preferred Stock. The denominator in the pro forma basic and diluted net loss per share calculation has been adjusted to include (i) the number of shares into which the Series B Stock would be converted immediately prior to the closing of the IPO and (ii) the hypothetical number of shares of common stock that would need to be issued, based on the mid-point of the IPO price range, in order to redeem the Series A Stock.

Except for the transactions as described above related to the Redeemable Convertible Preferred Stock, the unaudited pro forma net loss per share does not include the shares to be sold and related proceeds to be received from the IPO.

Unaudited Pro Forma Net Loss Per Share

Unaudited pro forma basic and diluted loss per share is computed as follows:

(in thousands, except share and per share data)	Year Ended December 31, 2019
Unaudited
Numerator:
Net loss	$(42,840)

Denominator:
Weighted average shares used to compute basic and diluted net loss per share:
Adjustment to reflect hypothetical number of common shares to be issued to redeem Series A Stock
Adjustment to reflect assumed conversion of Series B Stock

Pro forma weighted average common shares used to compute net loss per share—basic and diluted

Pro forma net loss per share, basic and diluted	$

16. Subsequent Events

Debt Amendments

On March 13, 2020, the Company entered into a sixth amendment to its Amended and Restated Credit Agreement (“Sixth Amendment”) and seventh amendment to its Second Lien Note Purchase Agreement (“Seventh Amendment”). As a result of these amendments, the Company’s LIFO Revolver commitment was increased by $20.0 million to provide the Company with additional liquidity. The increase to the LIFO Revolver was also guaranteed by the majority shareholder in addition to the outstanding amounts discussed above. In accordance with the both the Sixth Amendment and Seventh Amendment, the first measurement date for the maximum leverage covenant has been extended to March 31, 2022.

Spinal Elements Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2019 and 2018

Subsequent to fiscal year 2019 we did not comply with the covenant under the Credit Agreement and Second Lien Note to timely deliver our fiscal year 2019 annual financial statements. However, upon the issuance of these financial statements, we will be able to deliver the fiscal year 2019 annual financial statements within the 5-day cure period set forth in the Credit Agreement and Second Lien Note and consequently no event of default will occur, and we were in compliance with our financial covenants as of December 31, 2019.

COVID-19

In March 2020, the World Health Organization recognized the novel strain of coronavirus, COVID-19, as a pandemic. This coronavirus outbreak has severely restricted the level of economic activity around the world. In response to this coronavirus outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes. Temporary closures of businesses have been ordered and numerous other businesses have temporarily closed voluntarily.

The Company has started to and may continue to experience disruptions to its business, including disruptions to its supply chain, regulatory processes, distributors, and customers. Patients have begun to delay or forego non-urgent spine surgery procedures to avoid hospitals and other healthcare facilities during the outbreak, and surgeons or their staff or facilities may be unavailable due to the outbreak. The delay or foregone spine surgeries has had a significant impact on the Company’s operations in the form of a rapid decrease in revenue and cash flows beginning in March 2020, which has continued into May 2020. The Company expects the negative impacts to continue and possibly worsen in the immediate future. While the duration and severity of this pandemic is uncertain, the Company currently expects that the results of operations in the second quarter of 2020 will have the most significant impact of the effects of Covid-19, and that subsequent periods will also be negatively impacted but to a lesser extent. The extent to which the COVID-19 pandemic ultimately impacts the Company’s business, financial condition, results of operations and liquidity may differ from management’s current estimates due to inherent uncertainties and how quickly and to what extent normal economics and operating conditions resume. Moreover, a widespread outbreak of epidemic disease could result in significant disruption of global financial markets, reducing the Company’s ability to access capital, which could in the future negatively affect the Company’s liquidity and carrying value of its long-lived assets.

As of May 6, 2020, the Company has not furloughed any employees, but we have implemented various measures to reduce the spread of the virus including working from home and restricting visitors to our locations. Workers who cannot work from home are encouraged to adhere to prevention measures recommended by the CDC and the WHO. Additional actions may be necessary depending on the extent and duration of the impacts of the outbreak, and such actions could negatively impact our operations and financial performance in the near term.

Other

The Company has evaluated subsequent events through May 6, 2020, the date on which the Consolidated Financial Statements were available to be issued.

                     Shares

Common Stock

Prospectus

Credit Suisse	Baird	Stifel

            , 2020

Through and including             , 2020 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred and payable by us in connection with the sale and distribution of our common stock, other than underwriting discounts and commissions. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the                 listing fee.

Payable by us
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Blue sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and mailing expenses		*
Registrar and transfer agent fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our amended and restated certificate of incorporation and amended and restated by-laws to be in effect upon the completion of this offering that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our amended and restated by-laws provide that:

•

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

Item 15.	Recent Sales of Unregistered Securities

Equity Securities

From January 1, 2017 through December 31, 2017, we issued options to purchase an aggregate of 8,567,500 shares of our common stock at a weighted average exercise price of $1.00 per share under the Amended and Restated 2016 Equity Incentive Plan (the “2016 Plan”). In connection with the combination transaction with Amendia, Inc., on April 13, 2017, we issued an aggregate of 50,000,000 shares of our Series B preferred stock in exchange for aggregate cash consideration of $50,000,000. Additionally, (ii) during the period from April 13, 2017 through August 24, 2017, we issued an aggregate of 5,299,716 shares of our Series B preferred stock in exchange for consideration of $1.00 per share payable in cash or, in certain circumstances, in shares of our common stock pursuant to rollover agreements and (ii) on November 8, 2017, we issued an aggregate of 3,000,000 shares of our common stock in exchange for an aggregate of 6,000,000 shares of our Series A preferred stock.

From January 1, 2018 through December 31, 2018, we issued options to purchase an aggregate of 2,250,000 shares of our common stock at a weighted average exercise price of $1.00 per share under the 2016 Plan.

From January 1, 2019 through December 31, 2019, we issued options to purchase an aggregate of 4,455,000 shares of our common stock at a weighted average exercise price of $1.00 per share under the 2016 Plan. Additionally, (i) on March 18, 2019, we issued (a) an aggregate of 341,680 shares of our Series A preferred stock in exchange of an aggregate of $438,000 principal amount of Series A Junior Subordinated Notes and (b) an aggregate of 250,711 shares of our Series B preferred stock in exchange of an aggregate of $278,673 principal amount of Series C Senior Notes and (ii) on April 25, 2019, we issued an aggregate of 190,342 shares of our Series A preferred stock in exchange of an aggregate of $244,000 principal amount of Series A Junior Subordinated Notes.

From January 1, 2020 through May 6, 2020, we issued options to purchase an aggregate of 4,561,000 shares of our common stock at a weighted average exercise price of $1.00 per share under the 2016 Plan.

Debt Securities

In connection with a recapitalization merger transaction, on March 5, 2018, we issued (i) an aggregate of $5,613,468 principal amount of Series A Junior Subordinated Notes in exchange for an aggregate of 5,613,468 shares of our common stock, (ii) an aggregate of $1,980,563 principal amount of Series A Junior Subordinated Notes in exchange for an aggregate of 1,545,000 shares of our Series A preferred stock, (iii) an aggregate of $668,847 million principal amount of Series C Senior Notes in exchange for an aggregate of 601,482 shares of our Series B preferred stock, and (iv) warrants to purchase an aggregate of $783,333 principal amount of Series A Junior Subordinated Notes in exchange for options to purchase an aggregate of 783,333 shares of our common stock at a weighted average exercise price of $1.00 per share.

The issuances of the securities in the transactions described above were issued without registration in reliance on the exemptions afforded by Sections 3(a)(9) and 4(a)(2) of the Securities Act and Rules 506 and 701 promulgated thereunder.

The foregoing share numbers and weighted average exercise price do not reflect the recapitalization.

Item 16.	Exhibits and Financial Statements Schedules

(a)    Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant.

3.2*	Form of Amended and Restated By-laws of the Registrant.

4.1*	Specimen Common Stock Certificate of the Registrant.

5.1*	Opinion of Ropes & Gray LLP.

10.1#	Amended and Restated 2016 Equity Incentive Plan.

10.2*#	2020 Equity Incentive Plan.

10.3*#	Employment Agreement, by and between the Registrant and Jason Blain, dated .

10.4*#	Employment Agreement, by and between the Registrant and Steve McGowan, dated .

10.5#	Employment Agreement, by and between the Registrant and Paul Graveline, dated December 13, 2017.

10.6#	Director Agreement, by and between the Registrant and Steve Healy, dated December 17, 2018.

10.7#	Director Agreement, by and between the Registrant and Matthew Jennings, dated January 31, 2017.

10.8#	Director Agreement, by and between the Registrant and Bob Isaman, dated January 9, 2019.

Exhibit No.	Description

10.9*	Form of Indemnification Agreement, by and between the Registrant and each of its directors and officers.

10.10*	Royalty Agreement, by and between the Registrant’s subsidiary, Spinal Elements, Inc., and Jason Blain, dated April 13, 2017.

10.11	Management Agreement, by and between the Registrant and KAMD Buyer, Inc., Spinal Elements, Inc. (f/k/a Amendia, Inc.), KAMD Merger Sub, Inc. and Kohlberg & Co., L.L.C., dated April 29, 2016.

10.12	First Amendment to Management Agreement, by and among the Registrant and KAMD Buyer, Inc., Spinal Elements, Inc. and Kohlberg & Co., L.L.C., dated July 12, 2018.

10.13*	Form of Second Amended and Restated Stockholders Agreement, by and among the Registrant and certain of its stockholders.

10.14*	Form of Registration Rights Agreement, by and among the Registrant and certain of its stockholders.

10.15	Lease Agreement, by and between the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc., and HR Melrose, LLC, dated September 27, 2012.

10.16	Lease Agreement, dated March 3, 2011, by and between the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), and Cabot II – GA1W13, LLC.

10.17	First Amendment, dated February 21, 2013, to Lease Agreement, dated March 3, 2011, by and between the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), and Cabot II – GA1W13, LLC.

10.18	Consent to Sublease, dated June 13, 2019, by and among Spinal Elements, Inc. (f/k/a Amendia, Inc.), G&I IX WEST OAK LLC and MiRus LLC.

10.19	Asset Purchase Agreement, dated June 13, 2019, by and between the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), as seller, and MiRus LLC, as buyer.

10.20	First Amendment, dated February 14, 2020, by and between the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc., and Carlsbad Palomer, LLC, to the Lease Agreement, by and between the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc., and HR Melrose, LLC, dated September 27, 2012.

10.21	Storage Area License Agreement, by and between the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc., and Carlsbad Palomar, LLC, dated July 27, 2018.

10.22	Fremont Facility Lease Agreement, by and between the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.) and Prologis Limited Partnership I, dated April 1, 2016.

10.23	First Amendment, dated January 17, 2019, to the Fremont Facility Lease Agreement, by and between the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), and Prologis Limited Partnership I, dated April 1, 2016.

10.24	Amended and Restated Credit Agreement by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), KAMD Buyer, Inc., and Antares Capital LP, as administrative agent, Fifth Third Bank and Antares Capital LP, as co-lead arrangers and co-bookrunners, and the lenders from time to time party thereto, dated April 13, 2017.

10.25	Forbearance Agreement and First Amendment, dated July 12, 2018, to Amended and Restated Credit Agreement by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), and Antares Capital LP, as administrative agent, Fifth Third Bank and Antares Capital LP, as co-lead arrangers and co-bookrunners, and the lenders from time to time party thereto, dated April 13, 2017.

Exhibit No.	Description

10.26	Second Amendment, dated May 3, 2019, to Amended and Restated Credit Agreement by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), and Antares Capital LP, as administrative agent, Fifth Third Bank and Antares Capital LP, as co-lead arrangers and co-bookrunners, and the lenders from time to time party thereto, dated April 13, 2017.

10.27	Third Amendment, dated June 7, 2019, to Amended and Restated Credit Agreement by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), and Antares Capital LP, as administrative agent, Fifth Third Bank and Antares Capital LP, as co-lead arrangers and co-bookrunners, and the lenders from time to time party thereto, dated April 13, 2017.

10.28	Fourth Amendment, dated June 13, 2019, to Amended and Restated Credit Agreement by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), and Antares Capital LP, as administrative agent, Fifth Third Bank and Antares Capital LP, as co-lead arrangers and co-bookrunners, and the lenders from time to time party thereto, dated April 13, 2017.

10.29	Fifth Amendment, dated June 20, 2019, to Amended and Restated Credit Agreement by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), and Antares Capital LP, as administrative agent, Fifth Third Bank and Antares Capital LP, as co-lead arrangers and co-bookrunners, and the lenders from time to time party thereto, dated April 13, 2017.

10.30	Sixth Amendment, dated March 13, 2020, to Amended and Restated Credit Agreement by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), and Antares Capital LP, as administrative agent, Fifth Third Bank and Antares Capital LP, as co-lead arrangers and co-bookrunners, and the lenders from time to time party thereto, dated April 13, 2017.

10.31	Second Lien Note Purchase Agreement, by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), KAMD Merger Sub, Inc., KAMD Buyer, Inc. and Cortland Capital Market Services LLC, as administrative agent and collateral agent and the purchasers from time to time party thereto, dated April 29, 2016.

10.32	First Amendment, dated April 13, 2017, to Second Lien Note Purchase Agreement, by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), KAMD Merger Sub, Inc., KAMD Buyer, Inc. and Cortland Capital Market Services LLC, as administrative agent and collateral agent and the purchasers from time to time party thereto, dated April 29, 2016.

10.33	Second Amendment, dated July 12, 2018, to Second Lien Note Purchase Agreement, by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), KAMD Merger Sub, Inc., KAMD Buyer, Inc. and Cortland Capital Market Services LLC, as administrative agent and collateral agent and the purchasers from time to time party thereto, dated April 29, 2016.

10.34	Third Amendment, dated May 3, 2019, to Second Lien Note Purchase Agreement, by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), KAMD Merger Sub, Inc., KAMD Buyer, Inc. and Cortland Capital Market Services LLC, as administrative agent and collateral agent and the purchasers from time to time party thereto, dated April 29, 2016.

10.35	Fourth Amendment, June 7, 2019, to Second Lien Note Purchase Agreement, by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), KAMD Merger Sub, Inc., KAMD Buyer, Inc. and Cortland Capital Market Services LLC, as administrative agent and collateral agent and the purchasers from time to time party thereto, dated April 29, 2016.

10.36	Fifth Amendment, dated June 13, 2019, to Second Lien Note Purchase Agreement, by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), KAMD Merger Sub, Inc., KAMD Buyer, Inc. and Cortland Capital Market Services LLC, as administrative agent and collateral agent and the purchasers from time to time party thereto, dated April 29, 2016.

Exhibit No.	Description

10.37	Sixth Amendment, dated June 20, 2019, to Second Lien Note Purchase Agreement, by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), KAMD Merger Sub, Inc., KAMD Buyer, Inc. and Cortland Capital Market Services LLC, as administrative agent and collateral agent and the purchasers from time to time party thereto, dated April 29, 2016.

10.38	Intercreditor Agreement, dated April 29, 2016, by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), Antares Capital LP, Cortland Capital Markets Services LLC and other credit parties.

10.39	Consent to, Reaffirmation of and First Amendment, dated April 13, 2017, to Intercreditor Agreement, dated April 29, 2016, by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), Antares Capital LP, Cortland Capital Markets Services LLC and other credit parties.

10.40	Consent to, Reaffirmation of and Second Amendment, dated July 12, 2018, to Intercreditor Agreement, dated April 29, 2016, by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), Antares Capital LP, Cortland Capital Markets Services LLC and other credit parties.

10.41	Consent to, Reaffirmation of and Third Amendment, dated June 20, 2019, to Intercreditor Agreement, dated April 29, 2016, by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), Antares Capital LP, Cortland Capital Markets Services LLC and other credit parties.

10.42	Consent to, Reaffirmation of and Fourth Amendment, dated March 13, 2020, to Intercreditor Agreement, dated April 29, 2016, by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc. (f/k/a Amendia, Inc.), Antares Capital LP, Cortland Capital Markets Services LLC and other credit parties.

10.43	Second Amended and Restated Sponsor Guaranty Agreement, dated March 13, 2020, by and among the Registrant’s wholly-owned subsidiary, Spinal Elements, Inc., Kohlberg TE Investors VII, L.P., Antares Capital LP, Antares Holdings LP and other credit parties.

10.44	Form of Series A Junior Subordinated Notes.

10.45	Form of Series C Senior Notes.

10.46	Form of Series A Warrant.

21.1	Subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.
#	Represents management compensation plan, contract or arrangement.

(b)    Financial Statements Schedules. All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes, which is incorporated herein by reference.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Carlsbad, State of California, on this     day of         , 2020.

Spinal Elements Holdings, Inc.

By:
Jason Blain
President and Chief Executive Officer

POWER OF ATTORNEY

Each individual whose signature appears below hereby constitutes and appoints each of Jason Blain, Christopher W. Anderson and Yang Pak as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date
	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2020
Jason Blain

	Chief Financial Officer (Principal Financial Officer) and	, 2020
Steve McGowan

Chief Accounting Officer (Principal Accounting Officer)

	Chairman of the Board of Directors and Director	, 2020
Steven J. Healy

	Director	, 2020
Christopher W. Anderson

	Director	, 2020
Samuel P. Frieder

	Director	, 2020
Gordon H. Woodward